ORIGINAL

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 06/29/2016	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION x AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200, Jersey City, NJ 07302

16019238

3. Provide the applicant's mailing address (if different):

SEC Mail Processing Section JUN 30 2016 Washington DC 412

4. Provide the applicant's business telephone and facsimile number:
   201-499-3700 (Telephone) 201-499-0727 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) 201-499-3698 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   N/A
7. Provide the date applicant's fiscal year ends: December 31.
8. Indicate legal status of applicant: X Corporation Sole Proprietorship Partnership ☐ Limited Liability Company Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 06/26/06 (b) State/Country of formation: Delaware/USA

(c) Statute under which applicant was organized: Delaware General Corporation Law Section 245 et. seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: June 29, 2016 National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 29 day of June (Month), 2016 (Year) by (Notary Public)

My Commission expires 3/7/17 County of Hudson State of New Jersey

MARVENA W. WELDON
Commission # 2418156
Notary Public, State of New Jersey
My Commission Expires
March 07, 2017

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal whereapplicable.



James G. Buckley
Chief Regulatory Officer
t: 201. 499.3698
f: 201. 499.0174
james.buckley@nsx.com

June 29, 2016

VIA FED EX

Katherine England, Esq.
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Form 1 Amendment for National Stock Exchange, Inc.

Dear Ms. England:

In accordance with Rules 6a-2(b) and 6a-2(c) under the Securities Exchange Act of 1934, National Stock Exchange, Inc. is herewith filing with the Securities and Exchange Commission an amendment to its Form 1. Enclosed please find an original and two copies of the Form 1 amendment and supporting exhibits, as required by paragraph 8 of the General Instructions for Form 1.

Please contact me if you have any further questions on the enclosed materials.

Very truly yours,

Enclosures

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

The Certificate of Incorporation, By-laws and Rules of the Exchange can be found at www.nsx.com/regulatory/by-laws and rules. The information is accurate as of the date of each of these documents.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

Information Circulars and Regulatory Circulars issued by the Exchange that advise NSX Equity Trading Permit ("ETP") Holders of, among other things, rule changes, rule interpretations and trading practices, can be found at www.nsx.com/regulatory/information circulars and www.nsx.com/regulatory/regulatory circulars. The information is accurate as of the date of each of the documents contained in these locations.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of the electronic trading system to be used to effect transactions on the exchange ("System" as it pertains to this section only), provide the following information:

1. **Name and address of organization**
2. **Form of organization (e.g., association, corporation, partnership, etc.)**
3. **Name of state and statute citation under which organized. Date of incorporation on current form.**
4. **Brief description and nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with the operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the Articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A.	National Stock Exchange Holdings, Inc.
B.	NSX Securities LLC
C.	The Consolidated Tape Association
D.	Depository Trust and Clearing Corporation
E.	Chicago Board Options Exchange, Inc.
F.	Equinix, Inc.

A. National Stock Exchange Holdings, Inc.

Requested Item	Response
Name and Address	National Stock Exchange Holdings, Inc. c/o National Stock Exchange, Inc. 101 Hudson Street, Suite 1200 Jersey City, NJ 07302
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 1953-101, et seq).
Date of Incorporation in Present Form	August 19, 2014
Nature and Extent of Affiliation	Parent Corporation of National Stock Exchange, Inc.
Brief Description of Business or Functions	Holding Company for NSX.
Copy of the Certificate of Incorporation	See Exhibit C1 Attached
Copy of Existing Bylaws	See Exhibit C2 Attached
Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	See Exhibit C3 Attached
Indication Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association.	N/A

B. NSX Securities, LLC

Requested Item	Response
Name and Address	NSX Securities, LLC 101 Hudson Street Suite 1200 Jersey City, NJ 07302
Form of Organization	Limited Liability Company.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware Limited Liability Company Act (8 Del. C. § 18-101, et seq).
Date of Incorporation in Present Form	December 2, 2005.
Nature and Extent of Affiliation	Wholly-Owned Subsidiary of National Stock Exchange, Inc.
Brief Description of Business or Functions	Registered Broker-Dealer and FINRA Member – Outbound Routing Facility for National Stock Exchange, Inc.
Copy of the Certificate of Incorporation	See Exhibit C4 attached.
Copy of Existing Bylaws	See Limited Liability Company Agreement, Exhibit C5 attached.
Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Mark Sulavka, Principal; William Karsh, Principal; Francis Paulino, Principal.
Indication Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association.	N/A

C. Consolidated Tape Association

Requested Item	Response
Name and Address	The Consolidated Tape Association 11 Wall Street New York, NY 10005
Form of Organization	Association.
Name of State and Statute Citation Under Which Organized	New York, General Obligations Law.
Date of Incorporation	May 14, 1974.
Nature and Extent of Affiliation	NSX is a member of The Consolidated Tape Association.
Brief Description of Business or Functions	Administer the Consolidated Tape Association Plan for dissemination of consolidated last sale prices relating to completed transactions in securities traded on a national securities exchange pursuant to Exchange Act Rule 603.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association	N/A

D. Depository Trust and Clearing Corporation

Requested Item	Response
Name and Address	Depository Trust and Clearing Corporation
Form of Organization	Corporation
Name of State and Statute Citation Under Which Organized	Organized under Section 402 of the Business Corporation Law of the State of New York
Date of Incorporation	June 30, 1999.
Nature and Extent of Affiliation	NSX is a participant of the Depository Trust and Clearing Corporation.
Brief Description of Business or Functions	Clearance and settlement of securities.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014. See also www.dtcc.com/about dtcc/leadership.
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association.	N/A

E. Chicago Board Options Exchange, Incorporated

Requested Item	Response
Name and Address	Chicago Board Options Exchange, Incorporated 400 South LaSalle Street Chicago, IL 60605
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq).
Date of Incorporation	February 4, 1972.
Nature and Extent of Affiliation	Chicago Board Options Exchange, Incorporated provides technology services to NSX on a contractual basis. Specifically, CBOE provides connectivity services for NSX Users to access NSX and to receive market data from NSX. CBOE also operates a backup data center in Chicago on NSX's behalf.
Brief Description of Business or Functions	The Chicago Board Options Exchange, Incorporated is a registered national securities exchange.
Constitution	N/A
Copy of the Certificate of Incorporation	Previously provided in Form 1 Amendment as of June 30, 2014. See also www.cboe.com/about cboe/legal and regulatory.
Copy of Existing Bylaws	Previously provided in Form 1 Amendment as of June 30, 2014. See also www.cboe.com/about cboe/legal and regulatory.
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	Previously provided in Form 1 Amendment as of June 30, 2014. See also www.cboe.com/about/
Indication Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association.	N/A.

F. Equinix, Inc.

Requested Item	Response
Name and Address	Equinix, Inc.
Form of Organization	Corporation.
Name of State and Statute Citation Under Which Organized	Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq). Equinix is a public company that lists its shares on the NASDAQ Stock Exchange (symbol EQIX).
Date of Incorporation	June 22, 1998
Nature and Extent of Affiliation	Equinix operates NSX's primary data center on a contractual basis.
Brief Description of Business or Functions	Equinix operates data centers in various locations in the United States. NSX uses the Equinix NY4 data center located in Secaucus, NJ as its primary data center.
Constitution	N/A
Copy of the Certificate of Incorporation	N/A
Copy of Existing Bylaws	N/A
List of Present Officers, Governors, Members of All Standing Committees, or Persons Performing Similar Functions	See www.equinix.com/about
Indication of Whether the Business or Organization Ceased to be Associated with the Applicant During the Previous Year, and a Brief Statement of the Reasons for Termination of the Association.	N/A

Exhibit C1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NATIONAL STOCK EXCHANGE HOLDINGS, INC.

The present name of the corporation and the name under which the corporation was originally incorporated is National Stock Exchange Holdings, Inc. (the "Corporation"). The Corporation was originally incorporated on August 19, 2014 and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on the same date. Pursuant to, and being duly adopted in accordance with Sections 242, 228 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation hereby restates, integrates and further amends the provisions of the original Certificate of Incorporation in their entirety as follows:

FIRST: The name of the corporation is National Stock Exchange Holdings, Inc. (hereinafter called the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, State of Delaware, postal code 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100,000 shares of Common Stock of the par value of $0.01.

A. Options, Warrants and Other Rights

The Board of Directors of the Corporation is authorized to create and issue options, warrants and other rights from time to time entitling the holders thereof to purchase securities or other property of the Corporation or any other entity, including any class or series of stock of the Corporation or any other entity and whether or not in connection with the issuance or sale of any securities or other property of the Corporation, for such consideration (if any), at such times and upon such other terms and conditions as may be determined or authorized by the Board of Directors of the Corporation and set forth in one or more agreements or instruments. Among other things and without limitation, such terms and conditions may provide for the following:

(i) adjusting the number or exercise price of such options, warrants or other rights or the amount or nature of the securities or other property receivable upon exercise thereof in the event of a subdivision or combination of any securities, or a recapitalization, of the Corporation, the acquisition by any Person (as defined

below) of beneficial ownership of securities representing more than a designated percentage of the voting power of any outstanding series, class or classes of securities, a change in ownership of the Corporation's securities or a merger, statutory share exchange, consolidation, reorganization, sale of assets or other occurrence relating to the Corporation or any of its securities, and restricting the ability of the Corporation to enter into an agreement with respect to any such transaction absent an assumption by another party or parties thereto of the obligations of the Corporation under such options, warrants or other rights;

(ii) restricting, precluding or limiting the exercise, transfer or receipt of such options, warrants or other rights by any Person that becomes the beneficial owner of a designated percentage of the voting power of any outstanding series, class or classes of securities of the Corporation or any direct or indirect transferee of such a Person, or invalidating or voiding such options, warrants or other rights held by any such Person or transferee; and

(iii) permitting the Board of Directors of the Corporation (or certain directors specified or qualified by the terms of the governing instruments of such options, warrants or other rights) to redeem, terminate or exchange such options, warrants or other rights.

This paragraph shall not be construed in any way to limit the power of the Board of Directors of the Corporation to create and issue options, warrants or other rights.

B. Ownership and Voting Limitations

As used in this Amended and Restated Certificate of Incorporation, the term "Person" shall mean a natural person, partnership (general or limited), corporation, limited liability company, trust or unincorporated organization, or a governmental entity or political subdivision thereof.

The term "Related Persons" shall mean:(1) with respect to any Person, any executive officer (as such term is defined in Rule 3b-7 under the Exchange Act) director, general partner, manager or managing member, as applicable, and all "affiliates" and "associates" of such Person (as those terms are defined in Rule 12b-2 under the Exchange Act), and other Person(s) whose beneficial ownership of shares of stock of the Corporation with the power to vote on any matter would be aggregated with such first Person's beneficial ownership of such stock or deemed to be beneficially owned by such first Person pursuant to Rules 13d-3 and 13d-5 under the Exchange Act; and (2) in the case of any Person constituting a member (as that term is defined in Section 3(a)(3)(A)of the Exchange Act) of NSX (defined in NSX Rules as a Holder of an Equity Trading Permit) for so long as NSX remains a registered national securities exchange, such Person and any broker or dealer with which such Person is associated; and any other Person(s) with which

such Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of the Corporation; and in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries.

(i) Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation, (x) no Person, either alone or with its Related Persons, as of any record date for the determination of stockholders entitled to vote on any matter, shall be entitled to vote or cause the voting of shares of stock of the Corporation, in person or by proxy or through any voting agreement or other arrangement, to the extent such shares represent in the aggregate more than 20% of the then outstanding votes entitled to be cast on such matter (the "Voting Limitation"), and if votes have been cast, in person or by proxy or through any voting agreement or other arrangement, by any Person, either alone or with its Related Persons, in excess of the Voting Limitation, the Corporation shall disregard such votes cast in excess of the Voting Limitation and (y) no Person, either alone or with its Related Persons, may enter into any agreement, plan or other arrangement relating to shares of stock of the Corporation entitled to vote on any matter with any other Person, either alone or with its Related Persons, under circumstances which would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation which would, as a result thereof, represent in the aggregate more than 20% of the then outstanding votes entitled to be cast on such matter (the "Nonvoting Agreement Prohibition").

(ii) The Voting Limitation or the Nonvoting Agreement Prohibition, as applicable, shall apply unless and until: (x) a Person (and its Related Persons) owning any shares of stock of the Corporation entitled to vote on such matter shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than 45 days (or such shorter period as the Board of Directors of the Corporation shall expressly consent to) prior to any vote, of its intention to cast more than 20% of the votes entitled to be cast on such matter or to enter into an agreement, plan or other arrangement that would violate the Nonvoting Agreement Prohibition, as applicable; (y) the Board of Directors of the Corporation shall have resolved to expressly permit such exercise or the entering into of such agreement, plan or other arrangement, as applicable; and (z) such resolution shall have been filed with the Securities and Exchange Commission (the "Commission") under Section 19(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall have become effective thereunder.

(iii) Subject to its fiduciary obligations pursuant to the Delaware General Corporation Law, the Board of Directors of the Corporation shall not adopt any resolution pursuant to paragraph (B)(ii) of this Article FOURTH unless the Board of Directors of the Corporation shall have determined that: (v) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or with its Related Persons, will not impair any of the Corporation's or the National Stock Exchange Inc.'s ("NSX" or the "Exchange") ability to discharge its responsibilities under the Exchange Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation and its stockholders; (w) the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or with its Related Persons, will not impair the Commission's ability to enforce the Exchange Act; (x) neither such Person nor any of its Related Persons is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act; (y) in the case of a resolution to approve the exercise of voting rights in excess of the Voting Limitation, for so long as NSX remains a registered national securities exchange as defined under Section 6 of the Exchange Act, neither such Person nor any of its Related Persons is an Equity Trading Permit ("ETP") Holder (as defined in the "Rules of National Stock Exchange, Inc." as such rules may be in effect from time to time) of NSX (any such Person that is a Related Person of an ETP Holder shall hereinafter also be deemed to be an "ETP Holder" for purposes of this Amended and Restated Certificate of Incorporation, as the context may require); and (z) in the case of a resolution to approve any waiver of the Nonvoting Agreement Prohibition, no such waiver may be approved with respect to any agreement, plan or other arrangement to which an ETP Holder is a party that relates to shares of stock of the Corporation entitled to vote on any matter. In making such determinations, the Board of Directors of the Corporation may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board of Directors of the Corporation may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of the Corporation.

(iv) This Section (B) of Article FOURTH shall not apply to (x) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (y) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act.

C. Ownership Concentration Limitations

(i) Except as otherwise provided in this Section (C) of Article FOURTH, no Person, either alone or with its Related Persons, shall be permitted at any time to own beneficially shares of stock of the Corporation representing in the aggregate more than 40% of the then outstanding votes entitled to be cast on any matter (the "Concentration Limitation"). A Person who is in excess of the 40% Concentration Limitation as of the date of this Amended and Restated Certificate of Incorporation will be granted an exemption, not to extend past May 19, 2015, from this 40% Concentration Limitation to the extent of their beneficial ownership (either alone or with their Related Persons).

(a) The Concentration Limitation shall apply unless and until: (x) a Person (either alone or with its Related Persons) intending to acquire such ownership shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than 45 days (or such shorter period as the Board of Directors of the Corporation shall expressly consent to) prior to the acquisition of any shares that would cause such Person (either alone or with its Related Persons) to exceed the Concentration Limitation, of its intention to acquire such ownership;(y)the Board of Directors of the Corporation shall have resolved to expressly permit such ownership; and (z) such resolution shall have been filed with the Commission under Section 19(b) of the Exchange Act and shall have become effective thereunder.

(b) Subject to its fiduciary obligations pursuant to the Delaware General Corporation Law, the Board of Directors of the Corporation shall not adopt any resolution pursuant to paragraph (i)(a) of this Section (C) of Article FOURTH unless the Board of Directors of the Corporation shall have determined that: (x) such acquisition of beneficial ownership by such Person, either alone or with its Related Persons, will not impair any of the Corporation's or NSX's ability to discharge its responsibilities under the Exchange Act and the rules and regulations thereunder and is otherwise in the best interests of the Corporation and its stockholders; (y) such acquisition of beneficial ownership by such Person, either alone or with its Related Persons, will not impair the Commission's ability to enforce the Exchange Act; and (z) neither such Person nor any of its Related Persons is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act. In making such determinations, the Board of Directors of the Corporation may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board of Directors of the Corporation may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of the Corporation.

(c) Unless the conditions specified in paragraph (i)(a) of this Section (C) of Article FOURTH are met, if any Person, either alone or with its Related Persons, at any time owns beneficially shares of stock of the Corporation in excess of the Concentration Limitation, the Corporation shall call from such Person and its Related Persons that number of shares of stock of the Corporation entitled to vote on any matter that exceeds the Concentration Limitation in accordance with Section (E) of this Article FOURTH at a price equal to the par value of such shares of stock.

(ii) For so long as NSX remains a registered national securities exchange under Section 6 of the Exchange Act, no ETP Holder, either alone or with its Related Persons, shall be permitted at any time to own beneficially shares of stock of the Corporation representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter. If any ETP Holder, either alone or with its Related Persons, at any time owns beneficially shares of stock in excess of such 20% limitation, the Corporation shall call from such ETP Holder and its Related Persons that number of shares of stock of the Corporation entitled to vote on any matter that exceeds such 20% limitation in accordance with Section (E) of this Article FOURTH at a price equal to the par value of such shares of stock.

(iii) The Corporation shall not register the purported transfer of any shares of stock of the Corporation in violation of the restrictions imposed by this Section(C) of Article FOURTH.

(iv) For purposes of this Section (C) of this Article FOURTH, no Person shall be deemed to have any agreement, arrangement or understanding to act together with respect to voting shares of stock of the Corporation solely because such Person or any of such Person's Related Persons has or shares the power to vote or direct the voting of such shares of stock pursuant to a revocable proxy given in response to a public proxy or consent solicitation conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act, except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Exchange Act (or any similar provision of a comparable or successor report).

D. Ownership Limitations for Disqualified Controlling Stockholders

Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation, no Person that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act shall be permitted at any time to own beneficially, either alone or with its Related Persons, shares of stock of the Corporation representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter (such Person, a "Disqualified Controlling Stockholder"). If a Person becomes a

Disqualified Controlling Stockholder, the Corporation shall call from such Person and its Related Persons that number of shares of stock entitled to vote on any matter that exceeds such 20% limitation in accordance with Section E of this Article FOURTH at a price equal to the par value of such shares of stock.

E. Procedure for Calling Shares

In the event the Corporation shall call shares of stock (the "Called Stock") of the Corporation pursuant to Sections C or D of this Article FOURTH, notice of such call shall be given by first class mail, postage prepaid, mailed not less than 5 business nor more than 60 calendar days prior to the call date, to the holder of the Called Stock, at such holder's address as the same appears on the stock register of the Corporation. Each such notice shall state: (w) the call date; (x) the number of Called Stock to be called; (y) the aggregate call price; and (z) the place or places where Called Stock are to be surrendered for payment of the call price. Failure to give notice as aforesaid, or any defect therein, shall not affect the validity of the call of Called Stock. From and after the call date (unless default shall be made by the Corporation in providing funds for the payment of the call price), shares of Called Stock which have been called as aforesaid shall be cancelled, shall no longer be deemed to be outstanding, and all rights of the holder of such Called Stock as a stockholder of the Corporation (except the right to receive from the Corporation the call price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Upon surrender in accordance with said notice of evidence of ownership of Called Stock so called (properly assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be called by the Corporation at par value.

G. Right to Information; Determinations by the Board of Directors

The Board of Directors of the Corporation shall have the right to require any Person and its Related Persons reasonably believed (v) to be subject to the Voting Limitation or the Nonvoting Agreement Prohibition, (w) to own beneficially (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shares of stock of the Corporation entitled to vote on any matter in excess of the Concentration Limitation, (x) to own beneficially (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) an aggregate of 5% or more of the then outstanding shares of stock of the Corporation entitled to vote on any matter, which ownership such Person, either alone or with its Related Persons, has not reported to the Corporation, (y) to be subject to the ownership limitation set forth in paragraph (i) of Section C of this Article FOURTH or (z) to be a Disqualified Controlling Stockholder, to provide the Corporation complete information as to all shares of stock of the Corporation beneficially owned by such Person and its Related Persons and any other factual matter relating to the applicability or effect of this Article FOURTH as may reasonably be requested of such Person and its

Related Persons. Any constructions, applications or determinations made by the Board of Directors of the Corporation pursuant to this Article FOURTH in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its directors, officers and stockholders.

FIFTH. All corporate powers shall be exercised by the Board of Directors of the Corporation, except as otherwise specifically required by law or as otherwise provided in this Certificate of Incorporation. Any meeting of stockholders may be postponed by action of the Board of Directors of the Corporation at any time in advance of such meeting. The Board of Directors of the Corporation shall have the power to adopt such rules and regulations for the conduct of the meetings and management of the affairs of the Corporation as they may deem proper and the power to adjourn any meeting of stockholders without a vote of the stockholders, which powers may be delegated by the Board of Directors of the Corporation to the chairman of such meeting either in such rules and regulations or pursuant to the bylaws of the Corporation.

Special meetings of stockholders of the Corporation may be called at any time by, but only by, the Board of Directors of the Corporation, the Chief Executive Officer of the Corporation or the Chairman of the Board of Directors of the Corporation, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

The Board of Directors of the Corporation is authorized to adopt, amend or repeal bylaws of the Corporation.

SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SEVENTH. The number of directors of the Corporation shall be fixed only by resolution of the Board of Directors of the Corporation from time to time.

Any director or the entire Board of Directors of the Corporation may be removed, with or without cause, by the holders of a majority of the shares at the time entitled to vote at an election of directors.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies and newly created directorships which the holders of any class or classes of stock or series thereof are expressly entitled by this Amended and Restated Certificate of Incorporation to fill) shall be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director appointed to fill a vacancy or a newly created directorship shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. For so long as NSX remains a registered national securities exchange, one director

shall be a member of NSX's Board of Directors or an officer or employee of NSX nominated by the NSX Board of Directors (an "NSX Director"), and if at any time there is not a NSX Director on the Board of Directors, the Board of Directors shall appoint a director nominated by the NSX Board of Directors. Any NSX Director shall cease to be qualified to be a member of the Board of Directors of the Corporation and the term of such NSX Director shall immediately terminate in the event that NSX ceases to be a registered national securities exchange.

EIGHTH. No person that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act may be a director or officer of the Corporation.

NINTH. In taking any action, including action that may involve or relate to a change or potential change in the control of the Corporation, a director of the Corporation may consider, among other things, both the long-term and short-term interests of the Corporation and its stockholders and the effects that the Corporation's actions may have in the short term or long term upon any one or more of the following matters:

(i) the prospects for potential growth, development, productivity and profitability of the Corporation and its subsidiaries;

(ii) the current employees of the Corporation or its subsidiaries;

(iii) the employees of the Corporation or its subsidiaries and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Corporation or its subsidiaries;

(iv) the customers and creditors of the Corporation or its subsidiaries;

(v) the ability of the Corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which it does business;

(vi) the potential impact on the relationships of the Corporation or its subsidiaries with regulatory authorities and the regulatory impact generally; and

(vii) such other additional factors as a director may consider appropriate in such circumstances.

In discharging his or her responsibilities as a member of the Board of Directors of the Corporation, each director shall take into consideration, to the fullest extent permitted by law, the effect that the Corporation's actions would have on the ability of NSX to carry out its responsibilities under the Exchange Act and on the ability of NSX and the Corporation: to engage in conduct that fosters and does not interfere with NSX's and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing,

settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors of the Corporation or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with NSX and with the Securities and Exchange Commission, pursuant to their respective regulatory authority.

Nothing in this Article NINTH shall create any duty owed by any director, officer, employee or agent of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No such employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof, except as set forth in Article TWELFTH, shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Article NINTH.

TENTH. Notwithstanding this Article TENTH, the holders of any series of Preferred Stock of the Corporation shall be entitled to take action by written consent to such extent, if any, as may be provided in the terms of such series.

At each meeting of stockholders of the Corporation, except where otherwise required by law or this Certificate of Incorporation, the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the voting power of the outstanding shares of such class or classes entitled to vote, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. In the absence of a quorum of the holders of any class of stock of the Corporation entitled to vote on a matter, the meeting of such class may be adjourned from time to time until a quorum of such class shall be so present or represented. Shares of its own capital stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity, provided, further, that any such shares of the Corporation's own capital stock held by it in a fiduciary capacity shall be voted by the person presiding over any vote in the same proportions as the shares of capital stock held by the other stockholders are voted (including any abstentions from voting).

If this Amended and Restated Certificate of Incorporation provides for more or less than one vote for any share of stock of the Corporation on any matter or to the extent a stockholder is

prohibited pursuant to this Amended and Restated Certificate of Incorporation from casting votes with respect to any shares of stock of the Corporation, every reference in the bylaws of the Corporation to a majority or other proportion of shares of stock of the Corporation shall refer to such majority or other proportion of the aggregate votes of such shares of stock, taking into account any greater or lesser number of votes as a result of the foregoing.

ELEVENTH. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director of the Corporation, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article ELEVENTH shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment, modification or repeal.

TWELFTH. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and NSX, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of NSX and, by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or NSX, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of NSX.

THIRTEENTH. All confidential information pertaining to the self-regulatory function of NSX (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in books and records of NSX that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (x) not be made available to any Persons (other than as provided in the next two sentences) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any non-regulatory purposes. Nothing in this Certificate of Incorporation shall be interpreted as to limit or impede the rights of the Commission or NSX to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or to NSX. The Corporation's books and records shall be subject

at all times to inspection and copying by the Commission and NSX. The Corporation's books and records relating to NSX shall be maintained within the United States.

FOURTEENTH. For so long as NSX remains a registered national securities exchange, the books, records, premises, officers, directors, employees and agents of the Corporation shall be deemed to be the books, records, premises, officers, directors, employees and agents of NSX for purposes of and subject to oversight pursuant to the Exchange Act.

FIFTEENTH. The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Commission and with NSX pursuant to their respective regulatory authority, and shall take reasonable steps necessary to cause its directors, officers, employees and agents to cooperate with NSX and the Commission pursuant to their respective regulatory authority with respect to such individuals' activities related to NSX.

SIXTEENTH. For so long as NSX remains a registered national securities exchange, before any amendment to or repeal of any provision of this Amended and Restated Certificate of Incorporation shall be effective, the same shall be submitted by the Board of Directors to the Board of Directors of NSX and shall thereafter be filed with the Commission pursuant to Section 19 of the Exchange Act and the rules promulgated thereunder, and the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be, and shall not be filed with the Secretary of State of the State of Delaware unless and until it is effective; any resolution of the Board of Directors authorizing a proposed amendment to this Amended and Restated Certificate of Incorporation shall provide that such amendment shall be abandoned and not filed with the Secretary of State of the State of Delaware, notwithstanding stockholder approval of the same, unless the conditions set forth in this Article SIXTEENTH have been fulfilled.

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Certificate of Incorporation to be executed on this 1 day of April, 2015.



By:

Mark Sulavka
Chief Executive Officer

Exhibit C2

BY-LAWS

OF

NATIONAL STOCK EXCHANGE HOLDINGS, INC.

ARTICLE I

Stockholders

Section 1.1 Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time. Any other business properly brought before the meeting may be transacted at the annual meeting.

Section 1.2 Special Meetings. Special meetings of stockholders may be called at any time by, and only by, the Board of Directors, the Chief Executive Officer or the Chairman of the Board of Directors, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

Section 1.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in theUnited States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

Section 1.4 Adjournments. Any meeting of stockholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5 Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by a Chief Executive Officer, or in the absence of the Chief Executive Officer by a Senior Executive Officer, or in the absence of a Senior Executive Officer by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. Each of the following is a Senior Executive Officer: Chief Financial Officer, Chief Administrative Officer, Chief Operating Officer, Chief Technology Officer and President. The Corporate Secretary, or in the absence of the Corporate Secretary an Assistant Corporate Secretary, shall act as secretary of the meeting, but in the absence of the Corporate Secretary and any Assistant Corporate Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to adjourn a meeting of stockholders without a vote of stockholders and to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting and are not inconsistent with any rules or regulations adopted by the Board of Directors pursuant to the provisions of the certificate of incorporation, including the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls for each item upon which a vote is to be taken.

Section 1.6 Voting; Proxies. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with a Corporate Secretary. Voting at meetings of stockholders need not be by written ballot unless so directed by the chairman of the meeting or the Board of Directors. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise required by law, the certificate of incorporation or these by-laws, a majority of the votes cast for or against the matter at the meeting by stockholders entitled to vote on the subject matter shall be

the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority (or, in the case of an election of directors, a plurality) of the votes cast for or against the matter at the meeting by stockholders in that class or classes entitled to vote on the subject matter shall be the act of such class or classes, except as otherwise required by law, the certificate of incorporation or these by-laws.

Section 1.7 Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or thestockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to the action for which a record date is being established. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.8 List of Stockholders Entitled to Vote. The Corporate Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the municipality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 1.9 Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals.

(a) The matters to be considered and brought before any annual or special meeting of stockholders of the Corporation shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in this Section 1.9.

(b) For any matter to be properly brought before any annual meeting of stockholders, the matter must be (i) specified in the notice of annual meeting given by or at the direction of the Board of Directors; (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors; or (iii) brought before the annual meeting in the manner specified in this Section 1.9(b) (x) by a stockholder that holds of record stock of the Corporation entitled to vote at the annual meeting on such matter (including any election of a director) or (y) by a person (a "Nominee Holder") that holds such stock through a nominee or "street name" holder of record of such stock and can demonstrate to the Corporation such indirect ownership of, and such Nominee Holder's entitlement to vote, such stock on such matter. In addition to any other requirements under applicable law, the certificate of incorporation and these by-laws, persons nominated by stockholders for election as directors of the Corporation and any other proposals by stockholders shall be properly brought before an annual meeting of stockholders only if notice of any such matter to be presented by a stockholder at such meeting (a "Stockholder Notice") shall be delivered to a Corporate Secretary at the principal executive office of the Corporation not less than ninety (90) nor more than one hundred and twenty (120) days prior to the first anniversary date of the annual meeting for the preceding year (or, in the case of the annual meeting of stockholders to be held in 2015, not less than ninety nor more than one hundred and twenty days prior to May 2, 2015); provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty days before and ends thirty days after such anniversary date (or May 2, 2015, in the case of the annual meeting of stockholders to be held in 2015) (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), such Stockholder Notice shall be given in the manner provided herein by the later of (i) the close of business on the date ninety (90) days prior to such Other Meeting Date or (ii) the close of business on the tenth day following the date on which such Other Meeting Date is first publicly announced or disclosed. Any stockholder desiring to nominate any person or persons (as the case may be) for election as a director or directors of the Corporation at an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, a statement in writing setting forth the name of the person or persons to be nominated, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by each such person, as reported to such stockholder by such person, the information regarding each such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Commission, as amended from time to time, each such person's signed consent to serve as a director of the Corporation if elected, such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation owned of record

and beneficially by such stockholder and, in the case of a Nominee Holder, evidence establishing such Nominee Holder's indirect ownership of stock and entitlement to vote such stock for the election of directors at the annual meeting. Any stockholder who gives a Stockholder Notice of any matter (other than a nomination for director) proposed to be brought before an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, the text of theproposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder, any material interest of such stockholder in the matter proposed (other than as a stockholder), if applicable, and, in the case of a Nominee Holder, evidence establishing such Nominee Holder's indirect ownership of stock and entitlement to vote such stock on the matter proposed at the annual meeting. As used in these by-laws, shares "beneficially owned" shall mean all shares which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If a stockholder is entitled to vote only for a specific class or category of directors at a meeting (annual or special), such stockholder's right to nominate one or more individuals for election as a director at the meeting shall be limited to such class or category of directors.

Notwithstanding any provision of this Section 1.9 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at the next annual meeting of stockholders is increased by virtue of an increase in the size of the Board of Directors and either all of the nominees for director at the next annual meeting of stockholders or the size of the increased Board of Directors is not publicly announced or disclosed by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting (or, in the case of the annual meeting of stockholders to be held in 2015, at least one hundred days prior to May 2, 2015), a Stockholder Notice shall also be considered timely hereunder, but only withrespect to nominees to stand for election at the next annual meeting as the result of any new positions created by such increase, if it shall be delivered to a Corporate Secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the first day on which all such nominees or the size of the increased Board of Directors shall have been publicly announced or disclosed.

(c) Except as provided in the immediately following sentence, no matter shall be properly brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to the Corporation's notice of such meeting. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote for the election of such director(s) at such meeting may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Corporation's notice of such

meeting, but only if the Stockholder Notice required by Section 1.9(b) hereof shall be delivered to a Corporate Secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the first day on which the date of the special meeting and either the names of all nominees proposed by the Board of Directors to be elected at such meeting or the number of directors to be elected shall have been publicly announced or disclosed.

(d) For purposes of this Section 1.9, a matter shall be deemed to have been "publicly announced or disclosed" if such matter is disclosed in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the "Commission").

(e) In no event shall the adjournment of an annual meeting or a special meeting, or any announcement thereof, commence a new period for the giving of notice as provided in this Section 1.9. This Section 1.9 shall not apply to any stockholder proposal made pursuant to Rule 14a-8 under the Exchange Act..

(f) The chairman of any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting has been duly given in the manner provided in this Section 1.9 and, if not so given, shall direct and declare at the meeting that such nominees and other matters shall not be considered.

ARTICLE II

Board of Directors

Section 2.1 Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise required by law or provided in the certificate of incorporation. The Board of Directors shall have the power to interpret these by-laws and any interpretation made by it shall be final and conclusive. The number of directors of the Corporation shall be fixed only by resolution of the Board of Directors from time to time. If the holders of any class or classes of stock or series thereof are entitled by the certificate of incorporation to elect one or more directors, the preceding sentence shall not apply to such directors and the number of such directors shall be as provided in the terms of such stock. Directors need not be stockholders. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) may be a director of the Corporation.

Section 2.2 Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or

to a Chairman of the Board, a Vice Chairman of the Board, a Chief Executive Officer, a President, a Senior Executive Officer or a Corporate Secretary. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors (other than any directors elected in the manner described in the next sentence) or from any other cause shall be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled by the certificate of incorporation to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by, and only by, a majority of the directors elected by such class or classes orseries then in office, or by the sole remaining director so elected. Any director elected or appointed to fill a vacancy or a newly created directorship shall hold office until the next annual meeting of the stockholders, and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 2.3 Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4 Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Board, by a Chairman of the Board, if any, by a Vice Chairman of the Board, if any, by a Chairman of the Corporate Governance and Nominating Committee, if any, by a Chief Executive Officer, if any, by a Senior Executive Officer, if any, or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5 Participation in Meetings by Conference Telephone Permitted. Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

Section 2.6 Quorum; Vote Required for Action. At each meeting of the Board of Directors, one-half of the number of directors equal to the total number of directors fixed by resolution of the board of directors (including any vacancies) shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the certificate of incorporation or these by-laws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the

members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

Section 2.7 Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of a Vice Chairman of the Board, by a Chief Executive Officer, or in the absence of a Chief Executive Officer, by a Senior Executive Officer, or in the absence of a Senior Executive Officer, by a chairman chosen at the meeting. The Corporate Secretary, or in the absence of the Corporate Secretary an Assistant Corporate Secretary, shall act as secretary of the meeting, but in the absence of the Corporate Secretary and any Assistant Corporate Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8 Action by Directors Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

Section 2.9 Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these by-laws, the Board of Directors shall have the authority to fix the compensation of directors.

ARTICLE III

Committees

Section 3.1 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these by-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by law to be submitted to stockholders for approval, or (ii) adopting, amending or repealing these by-laws.

Section 3.2 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

Officers; Employees

Section 4.1 Officers; Election or Appointment. The Board of Directors shall take such action as may be necessary from time to time to ensure that the Corporation has such officers as are necessary, under Section 5.1 of these by-laws and the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended, to enable it to sign stock certificates. In addition, the Board of Directors at any time and from time to time may elect (i) one or more Chairmen of the Board and/or one or more Vice Chairmen of the Board from among its members, (ii) one or more Chief Executive Officers, one or more Presidents, one or more Chief Financial Officers, one or more Chief Operating Officers, one or more Chief Administrative Officers and/or one or more Chief Technology Officers, (iii) one or more Vice Presidents, one or more Controllers, one or more Corporate Secretaries and/or (iv) one or more other officers, in the case of each of (i), (ii), (iii) and (iv) if and to the extent the Board deems desirable. The Board of Directors may give any officer such further designations or alternate titles as it considers desirable. In addition, the Board of Directors at any time and from time to time may authorize any officer of the Corporation to appoint one or more officers of the kind described in clauses (iii) and (iv) above. Any number of offices may be held by the same person and directors may hold any office unless the certificate of incorporation or these by-laws otherwise provide.

Section 4.2 Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing or authorizing the appointment of any officer, each officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to such person or persons as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any officer authorized by the Board to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election or appointment of an officer shall not of itself create contractual

rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting or by an officer authorized by the Board to appoint a person to hold such office.

Section 4.3 Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these by-laws or in a resolution of the Board of Directors which is not inconsistent with these by-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Corporate Secretary or such other officer appointed to do so by the Board shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Stock

Section 5.1 Certificates; Uncertificated Shares. The shares of stock in the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution or resolutions by the Board of Directors of the Corporation, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or a Vice Chairman of the Board or a President or Vice President, and by a Controller, Assistant Controller, Corporate Secretary or Assistant Corporate Secretary, representing the number of shares of stock in the Corporation owned by such holder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, *provided*

that, except as otherwise required by the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of such preferences and/or rights.

Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed or such person's legal representative. The Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

ARTICLE VI

SRO Functions of NSX

Section 6.1 Non-Interference. For so long as the Corporation shall, directly or indirectly, control NSX, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of NSX and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the Exchange Act. No present or past

stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof), except the Commission or NSX as provided in these by-laws, or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under Section 6.1 of these by-laws.

Section 6.2 Confidentiality of Information. To the extent that NSX continues to be controlled, directly or indirectly by the NSX Holdings and to the fullest extent permitted by applicable law, any confidential information that shall come into the possession of the NSX Holdings pertaining to the self-regulatory function of NSX or its successors, (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of NSX ("NSX Confidential Information"), shall not be made available to any Person, (except as provided by Section 6.2 and 6.3 of these by-laws) other than to those officers, directors, employees and agents of NSX Holdings that have a reasonable need to know the contents thereof; and further, shall be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation ; and shall not be used for any non-regulatory purpose.

Section 6.3 Nothing in these by-laws shall be interpreted to limit or impede: (x) the rights of the Commission or NSX to have access to and examine such NSX Confidential Information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; and (y) the ability of any officers, directors, employees or agents of the Corporation to disclose NSX Confidential Information to the Commission or to NSX.

Section 6.4 Books and Records. The Corporation's books and records shall be at all times subject to inspection and copying by the Commission and by NSX, to the extent that such books and records are related to the operation or administration of NSX.

Section 6.5 The Corporation's books and records shall be maintained within the United States. For so long as the Corporation directly or indirectly controls NSX. The books, records, premises, officers, directors and employees of the Corporation shall be deemed the books, records, premises, officers, directors and employees of NSX for purposes of and subject to oversight pursuant to the Exchange Act.

Section 6.6 Compliance with Securities Laws; Cooperation with the Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and with NSX pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and NSX in respect of the Commission's oversight responsibilities regarding NSX and the self-regulatory functions and responsibilities of NSX, and

the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate.

Section 6.7 Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission and NSX for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of NSX, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

Section 6.8 Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VI, as applicable, with respect to their activities related to the Exchange.

Article VII

Miscellaneous

Section 7.1 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.2 Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3 Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these by-laws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business

because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these by-laws.

Section 7.4 Indemnification. The Corporation shall, to the maximum extent not prohibited by the Delaware General Corporation Law or any other applicable laws, as may from time to time be in effect, indemnify and hold harmless any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Exchange, against all expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding. This bylaw shall apply to any person who is or was a director, officer, trustee, member, stockholder, partner, incorporator or liquidator of a Subsidiary of the Corporation, or who serves or served at the request of the Corporation as a director, officer, trustee, member, stockholder, partner, incorporator or liquidator of or in any other capacity for any other enterprise. The Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person, or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law; (ii) the proceeding was authorized by the Board of Directors of the Corporation; or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law. The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law. Expenses, including attorneys' fees, incurred by any such person in defending a civil, criminal, administrative or investigative action, suit, or proceeding, including appeals, prior to the final disposition of the proceeding, shall be paid or reimbursed by the Corporation promptly upon demand by such person and, if any such demand is made in advance of the final disposition of any such action, suit or proceeding, promptly upon receipt by the Corporation of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified as authorized by the Delaware General Corporation Law. The rights provided to any person by this bylaw shall be enforceable against the Corporation by such person, who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or in such other capacity as provided above. In addition, the rights provided to any person by this bylaw shall survive the termination of such person's status as a director or executive officer or other officer, employee or agent, and, insofar as such person served at the request of the Corporation as a director, executive officer or other officer, employee or agent, or in any other capacity for any other enterprise, shall survive the termination of such request with respect to the person's service prior to termination of such request. No amendment of this bylaw shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

For purposes of this bylaw, the term "Corporation" shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term "Subsidiary" shall mean any corporation, partnership, limited liability company or other entity in which the Corporation owns, directly or indirectly, a majority of the economic or voting ownership interest; the term "other enterprise" shall include any corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity and any employee benefit plan; the term "officer;" when used with respect to the Corporation, shall refer to any officer elected by or appointed pursuant to authority granted by the Board of Directors of the Corporation pursuant to clauses (i), (ii), (iii) and (iv) of Section 4.1 of these by-laws, when used with respect to a Subsidiary or other enterprise that is a corporation, shall refer to any person elected or appointed pursuant to the by-laws of such Subsidiary or other enterprise or chosen in such manner as is prescribed by the by-laws of such Subsidiary or other enterprise or determined by the Board of Directors of such Subsidiary or other enterprise, and when used with respect to a Subsidiary or other enterprise that is not a corporation or is organized in a foreign jurisdiction, the term "officer" shall include in addition to any officer of such entity, any person serving in a similar capacity or as the manager of such entity. To the extent authorized from time to time by the Board of Directors, the Corporation may provide to (i) any one or more employees and agents of the Corporation, (ii) any one or more officers, employees and agents of any Subsidiary and (iii) any one or more directors, officers, employees and agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, on such terms and conditions as the Board of Directors shall determine that are similar to the rights conferred in this Section 7.4 on directors and officers of the Corporation or any Subsidiary or other enterprise. Any such rights shall have the same force and effect as they would have if they were conferred in this Section 7.4.

The rights conferred by any person by this bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Nothing in this Section 7.4 shall limit the power of the Corporation or the Board of Directors to provide rights of indemnification and to make payment and reimbursement of expenses, including attorneys' fees, to directors, officers, employees, agents and other persons otherwise than pursuant to this Section 7.4.

Section 7.5 Form of Records. Unless otherwise required by applicable law, any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 7.6 Laws and Regulations; Close of Business. (a) For purposes of these by-laws, any reference to a statute, rule or regulation of any governmental body means such statute, rule or regulation (including any successor thereto) as the same may be amended from time to time.

(b) Any reference in these by-laws to the close of business on any day shall be deemed to mean 5:00 P.M. Eastern Time on such day, whether or not such day is a business day.

Section 7.7 Amendment of By-laws. (a) These by-laws may be amended, modified or repealed, and new by-laws may be adopted at any time, by the Board of Directors. Stockholders of the Corporation may adopt additional by-laws and amend, modify or repeal any bylaw whether or not adopted by them.

(b) Notwithstanding paragraph (a) of this Section 7.7, for so long as NSX remains a registered national securities exchange (as defined under Section 6 of the Exchange Act), before any amendment to these by-laws shall be effective, such amendment shall be submitted to the Board of Directors of NSX and shall thereafter be filed with the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder, and such amendment shall not be effective until filed with, or filed and approved by, the Commission, as the case may be.

Exhibit C3

Attachment C3 to Exhibit C, Form 1 Amendment of National Stock Exchange, Inc.

June 29, 2016

Officers of National Stock Exchange Holdings, Inc.

Mark Sulavka, Chief Executive Officer
Jeffrey Diedrich, Chief Financial Officer
Donald Bernotus, Corporate Secretary

Board of Directors of National Stock Exchange Holdings, Inc.

Mark Sulavka (Chairman)
Jeffrey Diedrich
Donald Bernotus
David Karlin

Exhibit C4

DEC 12 2005 1:04 PM FR TO 2340#19290#89299 P.02

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:02 PM 12/02/2005
FILED 03:02 PM 12/02/2005
SRV 050981337 - 4070368 FILE

CERTIFICATE OF FORMATION

OF

NSX SECURITIES LLC

The undersigned, desiring to form a limited liability company pursuant to the Delaware Limited Liability Company Act (Title 6 Delaware Code, Chapter 18), does hereby certify as follows:

1. Name. The name of the limited liability company is NSX Securities LLC (the "Company").

2. Registered Office and Agent. The address of the Company's registered office in the State of Delaware is 222 Delaware Avenue, Suite 1200, Wilmington, County of New Castle, Delaware 19801 The name of the Company's registered agent for service of process in the State of Delaware at such address is ATA Corporate Services, LLC.

IN WITNESS WHEREOF, the undersigned, being duly authorized by the sole member of the Company, has executed this Certificate of Formation this 2nd day of December, 2005.

By: Susan M. Metrow
Susan M. Metrow
Organizer

[illegible] | 12/2/05

Exhibit C5

LIMITED LIABILITY COMPANY AGREEMENT

OF

NSX SECURITIES LLC

This Limited Liability Company Agreement (the "Agreement") has been adopted by the National Stock Exchange, Inc. ("NSX"), a Delaware corporation, as the sole member (the "Member") of NSX Securities LLC, a Delaware limited liability company (the "Company"). This Agreement supersedes Limited Liability Company Agreement of NSX Securities LLC dated March 31, 2006.

1. Purpose. The object and purpose of, and the nature of the business to be conducted by, the Company is to engage, as an NASD member firm, in investment banking and related activities, including but not limited to advisory services related to private placements of debt and equity securities, and any other lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101 et seq., as amended, as amended from time to time (the "Act").

2. Member. The name and address of the Member is: NSX Securities LLC, 440 South LaSalle Street, 26th Floor, Chicago, IL 60605.

3. Management.

(a) The business and affairs of the Company shall be managed by the Member. The Member, on behalf of the Company, shall have the power to do any and all acts necessary or convenient to, or for the furtherance of, the business and affairs of the Company.

(b) The Member may appoint by written resolution officers and agents of the Company to which the Member may delegate by written resolution whatever duties, responsibilities and authority the Member may desire. Any officer or agent may be removed by the Member at any time by written resolution.

(c) If an officer of the Company is appointed by the Member and given a title that is used by officers of a business corporation, the Member shall be deemed to have delegated to the officer the duties, responsibilities and authority that would be exercised by an officer of a business corporation with the same title, unless the Member provides otherwise by written resolution.

4. Title to Company Property. All real and personal property shall be acquired in the name of the Company and title to any property so acquired shall vest in the Company itself rather than in the Member.

5. Compensation of Member. The Member may be reimbursed for all expenses incurred in managing the Company and may, at the election of the Member, be entitled to

compensation for management services rendered, in an amount to be determined from time to time by the Member.

6. <u>Distributions</u>. Distributions shall be made to the Member (in cash or in kind) at the times and in the aggregate amounts determined by the Member and as permitted by applicable law.

7. <u>Elections</u>. The Member may make any tax elections for the Company allowed under the Internal Revenue Code of 1986, as amended, or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

8. <u>Assignability of Membership Interest</u>. The economic interest of the Member in the Company is assignable, in whole or in part, either voluntarily or by operation of law.

9. <u>Admission of Additional Members</u>. Additional members of the Company may be admitted to the Company at the direction of the Member only if a new operating agreement or an amendment and restatement of this Agreement is executed.

10. <u>Liability of the Member</u>. The Member shall not have any liability for the debts, obligations or liabilities of the Company or for the acts or omissions of any other member, officer, agent or employee of the Company except to the extent provided in the Act. The failure of the Member to observe any formalities or requirements relating to the exercise of the powers of the Member or the management of the business and affairs of the Company under this Agreement or the Act shall not be grounds for imposing liability on the Member for liabilities of the Company.

11. <u>Indemnification</u>. The Company shall indemnify the Member and those authorized officers, agents and employees of the Company identified in writing by the Member as entitled to be indemnified under this section for all costs, losses, liabilities and damages paid or accrued by the Member (as the Member or as an officer, agent or employee) or any such officer, agent or employee in connection with the business of the Company, except to the extent prohibited by the laws of the State of Illinois. In addition, the Company may advance costs of defense of any proceeding to the Member or any such officer, agent or employee upon receipt by the Company of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Company.

12. <u>Dissolution</u>.

(a) The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (i) the written direction of the Member, or (ii) the entry of a decree of judicial dissolution under Section 8972 of the Act. The death (or dissolution in the case of a member that is not a natural person), retirement, insanity, resignation or bankruptcy of the Member or the occurrence of any other event that terminates the continued membership of the Member shall not cause a dissolution of the Company.

(b) Upon dissolution, the Company shall cease carrying on any and all business other than the winding up of the Company business, but the Company is not terminated and shall continue until the winding up of the affairs of the Company is completed and a certificate of dissolution has been filed pursuant to the Act. Upon the winding up of the Company, the Company's property shall be distributed (i) first to creditors, including the Member if the Member is a creditor, to the extent permitted by law, in satisfaction of the Company's liabilities; and (ii) then to the Member. Such distributions shall be in cash or property or partly in both, as determined by the Member.

13. Conflicts of Interest. Nothing in this Agreement shall be construed to limit the right of the Member to enter into any transaction that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company. The Member does not violate a duty or obligation to the Company merely because the conduct of the Member furthers the interests of the Member. The Member may lend money to and transact other business with the Company. The rights and obligations of the Member upon lending money to or transacting business with the Company are the same as those of a person who is not the Member, subject to other applicable law. No transaction with the Company shall be void or voidable solely because the Member has a direct or indirect interest in the transaction.

14. Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the substantive laws of the State of Illinois, without reference to the conflicts of law rules of that or any other jurisdiction.

15. Entire Agreement. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto. The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

16. Amendment. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.

17. Rights of Creditors and Third Parties. This Agreement is entered into by the Member solely to govern the operation of the Company. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person other than the heirs, personal representatives, successors and assigns of the Member. Except and only to the extent provided by applicable statute, no creditor or third party shall have any rights under this Agreement or any agreement between the Company and the Member, with respect to the subject matter hereof.

(Signature page to follow)

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has adopted this Limited Liability Company Agreement as of September 26, 2006, to be effective for all purposes as of the filing of the Certificate of Formation.

MEMBER:
NATIONAL STOCK EXCHANGE, INC.

By: 
Name: David Colker
Title: President and Chief Executive Officer

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist of, at a minimum, a balance sheet and income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

A.	NSX Securities, LLC	Pursuant to Securities Exchange Act Rule 17a-5, NSX Securities, LLC is required to submit annual financial statements directly to the Commission.
B	National Stock Exchange Holdings, Inc.	The sole function of National Stock Exchange Holdings, Inc. is to be the parent holding company of the Exchange. It has no employees and no independent business operations. It has produced no financial statements to date.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

See attached NSX Consolidated Financial Statements for year-end 2015 and 2014.

Consolidated Financial Statements and Report of Independent Certified Public Accountants

National Stock Exchange, Inc. and Subsidiary

December 31, 2015 and 2014

Contents



723 N. Broadway
White Plains, NY 10603
Phone: (914) 428-5560

60 East 42nd St. 46th Floor
New York, NY 10165
Phone: (646) 580-2675

175 Central Avenue
Farmingdale, NY 11735
Phone: (516) 350-8710

28 Brunswick Avenue
Edison, NJ 08817
Phone: (732) 993-8235

42 Main Street Suite 200
Bridgeport, CT 06606
Phone: (203) 212-9781

To The Shareholders'
National Stock Exchange, Inc. and Subsidiary

We have audited the accompanying financial statements of National Stock Exchange, Inc. and subsidiary which comprise the consolidated balance sheet as of December 31, 2015 and 2014 and the related consolidated statement of operations, changes in consolidated shareholders' equity and consolidated cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Stock Exchange and subsidiary as of December 31, 2015 and 2014 and the

results of its consolidated operations and its consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
June 28, 2016

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
December 31,

ASSETS	2015	2014
CURRENT ASSETS		
Cash and cash equivalents	$ 749,877	$ 5,231,047
Accounts receivable	28,601	-
Accrued income receivable	18	-
Prepaid expenses and other current assets	430,933	460,828
Total current assets	1,209,429	5,691,875
PROPERTY AND EQUIPMENT, NET	955,473	1,789,764
OTHER ASSETS		
Prepaid expenses - long-term	129,753	300,624
Deposits and other assets	3,397,622	391,972
Total other assets	3,527,375	692,596
TOTAL ASSETS	$ 5,692,277	$ 8,174,235

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS - CONTINUED
December 31,

LIABILITIES AND SHAREHOLDERS' EQUITY	2015	2014
CURRENT LIABILITIES		
Accounts payable	$ 398,969	$ 69,992
Section 31 fees payable	38	-
Accrued current liabilities	33,236	66,083
Current portion of capital lease obligation	371,802	807,249
Unearned income	28,500	126,000
Total current liabilities	832,545	1,069,324
CAPITAL LEASE OBLIGATION, LESS CURRENT PORTION	20,970	410,800
Total liabilities	853,515	1,480,124
SHAREHOLDERS' EQUITY		
Capital	19,185,010	13,285,010
Additional paid-in capital	27,352,226	27,352,226
Retained deficit	(41,698,474)	(33,943,125)
Total shareholders' equity	4,838,762	6,694,111
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,692,277	$ 8,174,235

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS
December 31,

	2015	2014
Operating revenue		
Liquidity taker fees	$ 38	$ 2,315,492
Consolidated tape, net	274,794	1,131,593
Dues, fees, and other charges	(573)	755,119
Gross operating revenue	274,259	4,202,204
Cost of revenue		
Liquidity provider rebates	10	716,384
Brokerage, clearance, and exchange fees	4	64,989
Total cost of revenue	14	781,373
Gross margin	274,245	3,420,831
Operating expenses		
Employee compensation and benefits	3,057,494	6,359,137
Professional and other outside services	805,800	830,264
Computer operations and data communications	1,625,398	2,316,382
Depreciation and amortization	899,206	1,009,121
Occupancy costs	1,533,890	1,445,796
General and administrative	288,585	308,291
Total operating expenses	8,210,373	12,268,991
Net operating loss	(7,936,128)	(8,848,160)
Other income and loss		
Interest and other income	213,022	496,928
Interest expense	(25,373)	(49,349)
Loss on disposal of assets	-	(5,013)
Total other income (loss)	187,649	442,566
Net loss before income taxes	(7,748,479)	(8,405,594)
Income tax expense	6,870	2,429
NET LOSS	$ (7,755,349)	$ (8,408,023)

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31,

	Capital	Additional paid-in capital	Retained deficit	Total shareholders' equity
Balance at January 1, 2014	$ 750,010	$ 27,352,226	$ (25,535,102)	$ 2,567,134
Net loss	-	-	(8,408,023)	(8,408,023)
Capital	12,535,000	-	-	12,535,000
Balance at December 31, 2014	13,285,010	27,352,226	(33,943,125)	6,694,111
Net loss	-	-	(7,755,349)	(7,755,349)
Capital	5,900,000	-	-	5,900,000
Balance at December 31, 2015	$ 19,185,010	$ 27,352,226	$ (41,698,474)	$ 4,838,762

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2015	2014
Cash flows from operating activities		
Net loss	$ (7,755,349)	$ (8,408,023)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation and amortization on property and equipment	899,206	1,009,121
Loss on disposal of assets	-	5,014
Net realized (gain) loss on sales of investments	-	-
Changes in operating assets and liabilities		
Accounts receivable, net	(28,601)	1,166,422
Accrued income receivable	(18)	1,812,723
Prepaid expenses, and other current assets	29,895	367,115
Prepaid expenses, long-term	170,871	211,101
Deposits and other assets	(3,005,650)	75,000
Accounts payable	328,977	(1,987,833)
Section 31 fees payable	38	(1,447,376)
Accrued liabilities	(32,847)	(229,415)
Unearned income	(97,500)	82,700
Net cash flows from operating activities	(9,490,978)	(7,343,451)
Cash flows from investing activities		
Proceeds from sale or maturity of securities available-for-sale	-	-
Recapitalization of NSX by parent company	5,900,000	12,535,000
Purchases of property and equipment	-	(262,561)
Release of restricted cash	(64,915)	-
Net cash provided by investing activities	5,835,085	12,272,439
Cash flows from financing activities		
Principal payments on capital obligation	(825,276)	(808,669)
Net cash used in financing activities	(825,276)	(808,669)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,481,170)	4,120,319
Cash and cash equivalents at beginning of year	5,231,047	1,110,728
Cash and cash equivalents at end of year	$ 749,877	$ 5,231,047
Interest	(25,373)	(49,350)

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Description of Business and Recent Developments

National Stock Exchange, Inc. (NSX) is a for-profit Delaware corporation that operates as a registered national securities exchange to facilitate the trading of equity products. NSX Securities LLC (Securities) is a for-profit Delaware corporation that is registered as a limited purpose broker-dealer under the Securities Exchange Act of 1934 (the Act).

Basis of Presentation

The consolidated financial statements include the accounts of NSX and its wholly owned subsidiary, Securities (collectively, the Exchange).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Exchange recognizes revenue on a trade-date basis. In addition, certain fees are billed to equity trading permit holders (Members) prior to the service period. These fees are recorded as unearned income on the consolidated balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the purchase date.

Accounts Receivable

The majority of the accounts receivable balances are amounts due from Equity Trading Permit ("ETP") Holders related to their transactions executed on the Exchange. The majority of the accounts receivable are generally collected within a few days of the following month. The Exchange determines its allowance for doubtful accounts by considering several factors, including the length of time accounts receivable are past due and the ETP Holder's current ability to pay its obligation to the Exchange. The Exchange writes off accounts receivable when they become uncollectible.

Accrued Income Receivable

The majority of accrued income receivable represents money due from the securities information processors for market data revenue earned for trades executed and quotes displayed on the Exchange.

Property and Equipment

Furniture and equipment are recorded at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of individual assets or lease terms, which range from three to ten years. The Exchange capitalizes assets with a cost basis greater than $500 and a useful life of at least one year.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to (1) the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, (2) tax operating losses, and (3) tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Exchange applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2015, the open tax years are 2012 through 2015. As of December 31, 2015 and 2014, the Exchange had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Exchange did not have any material amounts accrued for interest and penalties at December 31, 2015 or 2014. Interest or penalties on income taxes, if incurred, are recognized on the consolidated statements of operations.

Software

The Exchange capitalizes certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll, and payroll-related costs. This software is amortized over the estimated useful life of the individual assets, which is estimated to be five years.

NOTE B –RECENT DEVELOPMENTS

On May 6, 2014 the NSX filed with the SEC, for immediate effectiveness, a proposed rule change to Exchange Rule 11.1 to add new section .01 under *Interpretations and Policies* to permit NSX to cease trading operations on the Exchange's Trading System as of the close of business on May 30, 2014 ("Trading

Close Date"). Although trading operations ceased as of the Trading Close Date, NSX: (i) retained its registration as a national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934 (the "Act") and as a self-regulatory organization as defined in Section 3(a)(26) of the Act; (ii) maintained all NSX Rules in full force and effect through and after the Trading Close Date updated the rules as necessary to meet its ongoing regulatory requirements; (iii) maintained adequate funding to meet its regulatory and other obligations; and (iv) represented that it would file a proposed rule amendment pursuant to Section 19 of the Act and Rule 19b-4 thereunder prior to the resumption of trading operations on the Exchange. Pursuant to Exchange Rule 2.11(a), Securities retained its status as the outbound routing broker-dealer of the Exchange. In this regard, Securities operates as a facility (as defined in Section 3(a)(2) of the Exchange Act) of NSX.

On September 8, 2014 (the SPA Date) CBOE Stock Exchange, LLC (CBSX) entered into a Stock Purchase Agreement (the Agreement) whereby the CBSX expressed interest to sell all of the outstanding shares of common stock of the NSX (the Transaction) to National Stock Exchange Holdings, Inc. (Holdings).

On December 10, 2014, NSX Securities LLC submitted an electronic filed Statement Regarding Independent Public Accountant under SEA Rule 17a-5(f)(2). The statement presumed that Grant Thornton would be the auditor of Securities' 2014 audited financial reports. After the closing of the Transaction and the change of ownership, management determined to change auditors. On March 5, 2015, Securities engaged Seligson & Giannattasio, LLP ("S&G"), a PCAOB-registered auditing firm, to audit the 2014 audited financial reports of Securities. Subsequently the NSX engaged S&G in 2015 and 2016 to conduct the financial audit of the exchange for the 2014 and 2015 fiscal year ending periods. Securities issued formal notice to Grant Thornton as per SEC rule CFR 240.17a-5 and filed promptly with FINRA on March 24, 2015 regarding the change in auditor.

On December 16, 2014, the Exchange filed with the SEC the rule proposal seeking approval of the ownership change. On January 2, 2015 the SEC published to the Federal Register the NSX rule filing in connection with the proposed Transaction. On February 13, 2015, the SEC issued an order approving the transaction and the transaction closed on February 18, 2015 (the Closing Date). NSX's parent holding company, CBOE Stock Exchange, LLC (CBSX), transferred all of the outstanding capital stock of NSX to National Stock Exchange Holdings, Inc. (Holdings) and Holdings became the direct, parent company of NSX.

In preparation for the close of the Transaction, NSX Securities filed with FINRA a Continuing Membership application on January 20, 2015, subsequently amended on January 23 and February 3, 2015. On February 11, 2015 FINRA approved the Firm's change in ownership structure.

On December 14, 2015, the SEC issued an order approving a rule change filed by NSX to enable it to resume trading operations on the Exchange. NSX implemented a phased re-launch of operations on December 22, 2015, with full operational status reached on December 31, 2015. Market and industry participants were granted an additional 60 days i.e., no later than February 19, 2016, to test and certify with NSX in order to satisfy the obligations of NSX rules and the SEC regulations in connection with NSX, including Regulation NMS.

NOTE C - REVENUE

Revenues are derived from displayed quotes and executed share volumes on the Exchange; this category includes liquidity taker fees, market data revenues from tape associations and regulatory transaction fees. In addition, revenues were offset by liquidity provider rebates, market data rebates and Section 31 fees.

In March and April of 2014 the NSX inverted its pricing as it moved from a hybrid order-delivery/automatic-execution market structure to an auto-ex only market structure. Thus, revenues were derived by liquidity provider fees and Section 31. The cost of revenue for this market structure was generated by liquidity taker rebates and regulatory transaction fees.

In May of 2014 the pricing was altered to a fee based model were both the liquidity taker and liquidity maker were both charged a fee. This model continued in 2015, in the relaunch of the Exchange.

Revenue and cost of revenue for the years ended December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Liquidity taker fees/rebates	$ 39	$ 2,315,492
Liquidity provider rebates/fees	(10)	(716,384)
Market data revenue	274,794	1,226,364
Market data rebates	-	(94,771)
Regulatory transaction fee revenue	38	1,231,213
Section 31 fees	(38)	(1,231,213)
Order delivery quotation and notification fees	-	224,210
Net outbound, clearing, settlement charges and other	(578)	465,920
Gross margin	$ 274,245	$ 3,420,831

Market data revenue for the years ended December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Special Distributions	$ 274,775	$ 66,473
NYSE listed	6	446,306
AMEX listed	-	340,583
NASDAQ listed	13	373,002
Total market data revenue	$ 274,794	$ 1,226,364

NOTE D- ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2015 and 2014 are summarized as follows:

	2015	2014,
Liquidity transaction fees	$ 28,601	$ -
Regulatory transaction fees	-	-
Other receivables	18	-
Total accounts receivable	$ 28,619	$ -

NOTE E- PROPERTY AND EQUIPMENT

Property and equipment as of December 31,2015 and 2014 are summarized as follows:

	2015	2014
Computer and operations equipment	$ 3,925,452	$ 3,872,620
Office furniture and equipment	1,732,191	2,065,742
Leasehold improvements	817,500	1,023,175
Capital leased equipment	2,076,593	2,076,593
Software and NSX BLADE development	8,235,585	8,230,476
Total cost of property and equipment	16,787,321	17,268,606
Less accumulated depreciation and amortization	(15,831,848)	(15,478,842)
Property and equipment, net	$ 955,473	$ 1,789,764

In 2014, the Exchange wrote off decommissioned equipment that resulted in a loss of $5,014. In 2015 and 2014 the exchange invested $64,915 and $262,561 in property and equipment, respectively.

NOTE F - INCOME TAXES

For the year ended December 31, 2015 and 2014, the Exchange incurred state and local income tax expense in the amounts of $6,870 and $2,429, respectively.

The differences between the statutory and the Exchange's effective income tax rate primarily result from the effects of state income taxes, valuation allowance on deferred tax assets and other permanent differences.

For the years ended December 31, 2015 and 2014, the Exchange established a full valuation allowance on the net deferred tax asset, as it is more likely than not that these assets will not be realized in the future. As a result, no deferred income tax assets or liabilities are presented on the accompanying consolidated balance sheets.

Both prior to, and subsequent to the Transaction (Note B), the Exchange has continued to operate at a net loss for each annual period. As a result, the Exchange has built up a net deferred tax asset that primarily consists of net operating losses from current and prior periods. To date, the Exchange has not conducted a study pursuant to Section 382 of the Internal Revenue Code to evaluate the usability of these net operating losses on future taxable income. Management believes the sale of the Exchange to Holdings significantly impaired the deferred tax assets of the Exchange. Further, the Exchange ceased trading operations in 2014 (Note B). As a result, the Exchange concluded that calculating and disclosing the gross deferred tax asset is not currently estimable or material to the financial position or results of operations of the Exchange.

NOTE G - CONTRACTUAL OBLIGATIONS

Future minimum payments under non-cancelable contractual obligations in the aggregate, in effect as of December 31, 2015, are as follows:

Years ending December 31,	Capital leases	Operating leases
2016	$ 376,602	$ 1,160,942
2017	20,272	803,558
2018	-	125,724
2019 and thereafter	-	-
Total minimum lease payments	396,874	$ 2,090,224
Less amount representing interest	4,102	
Net minimum lease payments	$ 392,772	

In 2012 and 2013, the Exchange entered into various capital leases totaling $3,231,757 related to the data center relocation. These leases expire at various months throughout 2016 and 2017.

Rent expense for the years ended December 31, 2015 and 2014, is as follows:

	2015	2014
Office and corporate apartment rent	$ 663,574	$ 582,575
Hosting site	784,629	763,015
Total	$ 1,448,203	$ 1,345,590

NOTE H- OTHER INCOME

Market Data Revenue Recoveries

From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. The Exchange, as a participant in the respective consolidated tape and consolidated quote plans, receives a share of the distribution for these back-billed revenue recoveries.

For the years ended December 31, 2015 and 2014, such recoveries totaled $274,776 and $66,473 respectively, and were included in interest and other income on the accompanying consolidated statements of operations and comprehensive loss.

NOTE I - SUBSEQUENT EVENTS

The Exchange's management has evaluated subsequent events through June 28, 2016, the issuance date of the consolidated financial statements for the year ended December 31, 2015.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(from February 15, 2015 through Present)

Officers:

Mark Sulavka	Chairman, Chief Executive Officer and President. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
James G. Buckley	Chief Regulatory Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Donald Bernotus	Chief Administrative Officer, Secretary and Treasurer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Jeffrey S. Diedrich	Chief Technology Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Mark Leischner	Chief Information Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.

Directors:

Mark Sulavka	Chief Executive Officer Director. Term commenced on February 18, 2015.
David Karlin	Industry Director. Term commenced on February 18, 2015.
Donato Cuttone	Equity Trading Permit ("ETP") Holder Director. Term commenced on February 18, 2015.

Timothy Lang	ETP Holder Director. Term commenced on February 26, 2015.
Louis Pastina	Independent Director. Term commenced on February 18, 2015.
Art Pedrazza	Non-Industry Director. Term commenced on February 18, 2015.
Ted Baker	Independent Director. Term commenced on December 28, 2015.

Former Directors:

Anthony Scillia	Service commenced on February 18, 2015 and concluded on December 28, 2015. Former Non-Industry/Independent Director.

Exchange Committees

Executive Committee

Current Members
Mark Sulavka (Chair), term commenced on 2/26/15
Donato Cuttone, term commenced on 2/26/15
Art Pedraza, term commenced on 2/26/15
Ted Baker, term commenced on 12/28/2015

Former Member:
Anthony Scillia, term commenced on 2/18/2015 and ended on 12/28/2015

Executive Compensation Committee

Current Members
Art Pedraza (Chair), term commenced on 2/26/15
Louis Pastina, term commenced on 2/26/15
Ted Baker, term commenced on 12/28/15

Former Member
Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

Regulatory Oversight Committee

Current Members
Louis Pastina (Chair), term commenced on 2/26/15
Art Pedraza, term commenced on 2/26/15
Ted Baker, term commenced on 12/28/15

Former Member

Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

Governance & Nominating Committee

Current Members

Mark Sulavka (Chair), term commenced on 2/26/15

Art Pedraza, term commenced on 2/26/15

David Karlin, term commenced on 2/26/15

Lou Pastina, term commenced on 12/28/15

Former Member

Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

ETP Holder Director Nominating Committee

Current Members

Tim Lang (Chair), term commenced on 2/26/15

Donato Cuttone, term commenced on 2/26/15

Audit Committee

Current Members

Art Pedraza (Chair), term commenced on 2/26/15

Louis Pastina, term commenced on 2/26/15

Ted Baker, term commenced on 12/28/15

Former Member

Anthony Scillia, term commenced on 2/26/2015; service concluded on 12/28/15

Business Conduct Committee

Current Members

Elizabeth H. Baird, term commenced 2/26/15

Thomas McManus, term commenced 2/26/15

Anthony Seisser, term commenced 2/26/15

Appeals Committee

Current Members

Louis Pastina (Chair), term commenced 2/26/15

David Karlin, term commenced 2/26/15

Donato Cuttone, term commenced 2/26/15

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Full Legal Name	Status	Date Acquired	Ownership Interest	Whether the person has control
National Stock Exchange Holdings, Inc.	Parent	February 18, 2015	100%	Yes

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**

2. **Date of election to membership or acceptance as a participant, subscriber or other user,**

3. **Principal business address and telephone number,**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**

6. **The class of membership, participation or subscription or other access.**

Response: As of June 30, 2016, the Exchange has 49 Equity Trading Permit ("ETP") Holders that have been approved for trading and/or clearing transactions in equity securities and equity security derivatives through the facilities of the Exchange. All ETP Holders are broker-dealers and are users of NSX's electronic trading system. There are currently no Market Makers on NSX. An alphabetical list of all ETP Holders is attached as Exhibit M1.

Exhibit M1

NSX ETP Holders as of June 29, 2016

	ETP Holder	Membership Approved Date	Type of Business	Address Line #1	Address Line #2	Telephone Number
1	ABN Amro Clearing Chicago LLC	12/09/15	Clearing	175 West Jackson Blvd., Suite 400	Chicago, IL 60604	312-604-8156
2	ACS Execution Services, LLC	06/07/16	Equity	311 South Wacker Drive	Chicago, IL 60601	872-205-0187
3	Archipelago Securities L.L.C.	11/20/2015	Equity	353 North Clark Street - Suite 3200	Chicago, IL 60654	312-836-6675
4	Barclays Capital Inc.	11/20/2015	Equity	745 7th Avenue	New York, NY 10019	212-320-4370
5	Bloomberg Tradebook LLC	11/20/2015	Equity	120 Park Avenue	New York, NY 10017	646-324-3179
6	Blue Fire Capital, LLC	11/20/2015	Equity	311 S. Wacker Drive, Suite 2000	Chicago, IL 60606	312-242-0585
7	Citadel Securities, LLC	11/20/2015	Equity	131 South Dearborn Street, 32nd Floor	Chicago, IL 60603	312-395-3307
8	Citigroup Global Markets Inc.	11/20/2015	Equity	390-388 Greenwich Street	New York, NY 10013	212-723-1509
9	Clearpool Execution Services, LLC	6/7/2016	Equity	17 State St, Suite 3801	New York, NY 10004	212-531-8526
10	Cowen & Company, LLC	11/20/2015	Equity	599 Lexington Avenue	New York, NY 10022	646-562-1554
11	Credit Suisse Securities (USA) LLC	11/20/2015	Equity	11 Madison Avenue, 24th Floor	New York, NY 10010	212-325-0209
12	Cuttone and Co., Inc.	11/20/2015	Equity	11 Wall Street, TF	New York, 10005	212-422-6107
13	Deutsche Bank Securities Inc.	11/20/2015	Equity	60 Wall Street	New York, NY 10005	212-250-5762
14	Electronic Transaction Clearing, Inc.	11/20/2015	Clearing	660 S. Figueroa Street, Suite 1450	Los Angeles, CA 90017	213-402-1563
15	FIS Brokerage & Securities Services, LLC	11/20/2015	Equity	2100 Enterprise Avenue	Geneva, Ill 60134	630-845-5709
17	Global Execution Brokers, LP	12/18/15	Equity	401 City Avenue, Suite 220	Bala Cynwyd, PA 19004	312-435-4167
16	Global Liquidity Execution Services	11/20/2015	Equity	311 S. Wacker Drive Suite 2280	Chicago, IL 60606	872-205-0187
19	Goldman Sachs & Company	3/22/2016	Equity	200 West Street	New York, NY 10282	212-902-3590
18	Goldman Sachs Execution & Clearing, L.P.	12/21/2015	Clearing	200 West Street	New York, NY 10282	212-357-2802
20	HRT Financial LLC	11/20/2015	Equity	32 Old Slip, 30th Floor	New York, NY 10005	212-293-1927
21	IEX Services, LLC	11/20/2015	Equity	4 World Trade Center, 44th Floor	New York, NY 10007	646-343-2300
22	Instinet, LLC	11/20/2015	Equity	1095 Avenue of the Americas	New York, NY 10036	212-310-7077
23	Interactive Brokers, LLC	11/20/2015	Equity	8 Greenwich Office Park	Greenwich, CT 06831	203-618-5882
24	ICBC Financial Services	3/16/2016	Clearing	1633 Broadway	New York, NY 10019	212- 993-7301
25	ITG Inc.	11/20/2015	Equity	One Liberty Plaza, 165 Broadway, 4th Floor	New York, NY 10006	212-444-6418
26	J.P. Morgan Clearing Corp.	11/20/2015	Clearing	Four Chase Metrotech Center	Brooklyn, NY 11245	302-552-0367
27	J.P. Morgan Securities LLC	11/20/2015	Equity	383 Madison Avenue	New York, NY 10179	212-622-1586
28	KCG Americas, LLC	11/20/2015	Equity	545 Washington Blvd., 7th Floor	Jersey City, NJ 07310	201-595-2469
29	LEK Securities Corporation	11/20/2015	Equity	1 Liberty Plaza, 165 Broadway, 52nd Floor	New York, NY 10006	212-509-2300
30	Lime Brokerage LLC	11/20/2015	Equity	625 Broadway, 12th Floor	New York, NY 10012	212-824-5507
31	Merrill Lynch Pierce Fenner & Smith Inc	11/20/2015	Equity	One Bryant Park, 6th Floor	New York, NY 10036	646-743-0189
32	Merrill Lynch Professional Clearing Corp.	11/20/2015	Clearing	One Bryant Park, 6th Floor	New York, NY 10036	646-743-1277
33	Morgan Stanley & Co. LLC	11/20/2015	Equity	1585 Broadway	New York, NY 10036	212-791-9374
34	NASDAQ Execution Services, LLC (NES)	11/20/2015	Equity	One Liberty Plaza, 165 Broadway, 51st Floor	New York, NY 10006	212-381-6440
35	NSX Securities LLC	11/20/2015	Equity	101 Hudson Street, Suite 1200	Jersey City, NJ 07302	201-499-1852
36	Old Mission Capital LLC	1/8/2016	Equity	314 W. Superior, Suite 200	Chicago, Il 60654	212-389-9455
37	Pershing LLC	11/20/2015	Equity	101 Barclay Street	New York, NY	212-815-3194
38	Potumas Trading, LLC	11/20/2015	Equity	2 Seaport Lane, Floor 8th Floor	Boston, MA 02210	617-855-8722
39	Quantlab Securities, LP	11/20/2015	Equity	4200 Montrose Boulevard Suite 200	Houston, TX 77006	713-333-3704
40	RBC Capital Markets, LLC	11/20/2015	Equity	3 Brookfield Plaza, 200 Vesey St.	New York, NY 10281	212-858-7118
41	RGM Securities, LLC	11/20/2015	Equity	221 West 6th Street, Suite 1510	Austin, TX 78701	512-807-5304
42	Sanford C. Bernstein & Co. Inc.	11/20/2015	Equity	1345 Avenue of the Americas	New York, NY 10105	212-823-2948
43	SpeedRoute, LLC	11/20/2015	Equity	14 Wall Street	New York, NY 10005	347-803-1574
44	Susquehanna Capital Group	11/20/2015	Equity	401 City Avenue, Suite 220	Bala Cynwyd, PA 19004	610-617-3000

45	UBS Securities LLC	11/20/2015	Equity	1285 Avenue of the Americas	NY, NY 10019	212-713-3299
46	Virtu Financial BD LLC	11/20/2015	Equity	900 Third Avenue 29th Floor	New York, NY 10022	212-418-0153
47	Virtu Financial Capital Markets LLC	11/20/2015	Equity	900 Third Avenue 29th Floor	New York, NY 10022	212-418-0153
48	Wedbush Securities Inc.	11/24/15	Clearing	1000 Wilshire Blvd., Suite 900	Los Angeles, CA 90017	213-688-8000
49	Wells Fargo Securities, LLC	11/20/2015	Equity	550 South Tryon Street D1086-060 6th Floor	Charlotte, NC 28202	212-214-6180

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit N

Exhibit Request:

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

1. Securities listed on the Exchange as of June 30, 2016:

   None.

2. Securities admitted to unlisted trading privileges as of June 30, 2016:

   See attached Exhibit N1.

3. Unregistered securities admitted to trading on the Exchange that are exempt from registration under Section 12(a) of the Act as of September 5, 2013:

   None.

4. Other securities traded on the Exchange as of September 5, 2013:

   None.

Exhibit N1

Exhibit N.

1) N/A
2) Securities admitted to unlisted trading privileges as of June 22, 2016:

Symbol	Issuer Name	Security Type
A	Agilent Technologies, Inc. Common Stock	Equity
AA	Alcoa Inc. Common Stock	Equity
AAAP	Advanced Accelerator Applications S.A. - American Depositary Shares	Equity
AAC	AAC Holdings, Inc. Common Stock	Equity
AADR	WCM BNY Mellon Focused Growth ADR ETF	ETF
AAL	American Airlines Group, Inc. - Common Stock	Equity
AAMC	Altisource Asset Management Corp Com	Equity
AAME	Atlantic American Corporation - Common Stock	Equity
AAN	Aaron's, Inc. Common Stock	Equity
AAOI	Applied Optoelectronics, Inc. - Common Stock	Equity
AAON	AAON, Inc. - Common Stock	Equity
AAp	Alcoa Inc. $3.75 Preferred Stock	Equity
AAP	Advance Auto Parts Inc Advance Auto Parts Inc W/I	Equity
AApB	Alcoa Inc. Depository Shares Representing 1/10th Preferred Convertilble Class B Series 1	Equity
AAPC	Atlantic Alliance Partnership Corp. - Ordinary Shares	Equity
AAPL	Apple Inc. - Common Stock	Equity
AAT	American Assets Trust, Inc. Common Stock	Equity
AAU	Almaden Minerals, Ltd. Common Shares	Equity
AAV	Advantage Oil & Gas Ltd Ordinary Shares	Equity
AAWW	Atlas Air Worldwide Holdings - Common Stock	Equity
AAXJ	iShares MSCI All Country Asia ex Japan Index Fund	ETF
AB	AllianceBernstein Holding L.P. Units	Equity
ABAC	Aoxin Tianli Group, Inc. - Common Shares	Equity
ABAX	ABAXIS, Inc. - Common Stock	Equity
ABB	ABB Ltd Common Stock	Equity
ABBV	AbbVie Inc. Common Stock	Equity
ABC	AmerisourceBergen Corporation Common Stock	Equity
ABCB	Ameris Bancorp - Common Stock	Equity
ABCD	Cambium Learning Group, Inc. - Common Stock	Equity
ABCO	The Advisory Board Company - Common Stock	Equity
ABDC	Alcentra Capital Corp. - Common Stock	Equity
ABE	Aberdeen Emerging Markets Company Oppotunities Fund, Inc. Common Stock	Equity
ABEO	Abeona Therapeutics Inc. - Common Stock	Equity
ABEOW	Abeona Therapeutics Inc. - Warrant	Equity
ABEV	Ambev S.A. American Depositary Shares (Each representing 1 Common Share)	Equity
ABG	Asbury Automotive Group Inc Common Stock	Equity
ABIL	Ability Inc. - Ordinary Shares	Equity
ABIO	ARCA biopharma, Inc. - Common Stock	Equity
ABM	ABM Industries Incorporated Common Stock	Equity
ABMD	ABIOMED, Inc. - Common Stock	Equity
ABR	Arbor Realty Trust Common Stock	Equity
ABRN	Arbor Realty Trust 7.375% Senior Notes due 2021	Equity
ABRpA	Arbor Realty Trust Preferred Series A	Equity
ABRpB	Arbor Realty Trust Cumulative Redeemable Preferred Series B	Equity
ABRpC	Arbor Realty Trust Cumulative Redeemable Preferred Series C	Equity
ABT	Abbott Laboratories Common Stock	Equity

ABTL	Autobytel Inc. - Common Stock	Equity
ABTX	Allegiance Bancshares, Inc. - Common Stock	Equity
ABUS	Arbutus Biopharma Corporation - Common Stock	Equity
ABX	Barrick Gold Corporation Common Stock	Equity
ABY	Atlantica Yield plc - Ordinary Shares	Equity
AC	Associated Capital Group, Inc. Common Stock	Equity
ACAD	ACADIA Pharmaceuticals Inc. - Common Stock	Equity
ACAS	American Capital, Ltd. - Common Stock	Equity
ACAT	Arctic Cat Inc. - Common Stock	Equity
ACBI	Atlantic Capital Bancshares, Inc. - Common Stock	Equity
ACC	American Campus Communities Inc Common Stock	Equity
ACCO	Acco Brands Corporation Common Stock	Equity
ACET	Aceto Corporation - Common Stock	Equity
ACFC	Atlantic Coast Financial Corporation - Common Stock	Equity
ACGL	Arch Capital Group Ltd. - Common Stock	Equity
ACH	Aluminum Corporation of China Limited American Depositary Shares	Equity
ACHC	Acadia Healthcare Company, Inc. - Common Stock	Equity
ACHN	Achillion Pharmaceuticals, Inc. - Common Stock	Equity
ACIA	Acacia Communications, Inc. - Common Stock	Equity
ACIM	SPDR MSCI ACWI IMI ETF	ETF
ACIW	ACI Worldwide, Inc. - Common Stock	Equity
ACLS	Axcelis Technologies, Inc. - Common Stock	Equity
ACM	AECOM Common Stock	Equity
ACN	Accenture plc Class A Ordinary Shares (Ireland)	Equity
ACNB	ACNB Corporation - Common Stock	Equity
ACOR	Acorda Therapeutics, Inc. - Common Stock	Equity
ACP	Avenue Income Credit Strategies Fund Common Shares	Equity
ACPW	Active Power, Inc. - Common Stock	Equity
ACRE	Ares Commercial Real Estate Corporation Common Stock	Equity
ACRS	Aclaris Therapeutics, Inc. - Common Stock	Equity
ACRX	AcelRx Pharmaceuticals, Inc. - Common Stock	Equity
ACSF	American Capital Senior Floating, Ltd. - Common Stock	Equity
ACST	Acasti Pharma, Inc. - Class A Common Stock	Equity
ACTA	Actua Corporation - Common Stock	Equity
ACTG	Acacia Research Corporation - Common Stock	Equity
ACTS	Actions Semiconductor Co., Ltd. - American Depositary Shares, each representing Six Ordinary Shares	Equity
ACTX	Global X Guru Activist ETF	ETF
ACU	Acme United Corporation. Common Stock	Equity
ACUR	Acura Pharmaceuticals, Inc. - Common Stock	Equity
ACV	AllianzGI Diversified Income & Convertible Fund Common Shares of Beneficial Interest	Equity
ACW	Accuride Corporation Common Stock	Equity
ACWF	iShares Edge MSCI Multifactor Global ETF	ETF
ACWI	iShares MSCI ACWI Index Fund	ETF
ACWV	iShares Edge MSCI Min Vol Global ETF	ETF
ACWX	iShares MSCI ACWI ex US Index Fund	ETF
ACXM	Acxiom Corporation - Common Stock	Equity
ACY	AeroCentury Corp. Common Stock	Equity
ADAP	Adaptimmune Therapeutics plc - American Depositary Shares	Equity
ADBE	Adobe Systems Incorporated - Common Stock	Equity
ADC	Agree Realty Corporation Common Stock	Equity

ADGE	American DG Energy Inc. Common Stock	Equity
ADHD	Alcobra Ltd. - Ordinary Shares	Equity
ADI	Analog Devices, Inc. - Common Stock	Equity
ADK	Adcare Health Systems Inc Common Stock (GA)	Equity
ADKpA	Adcare Health Systems Inc 10.875% Series A Cumulative Redeemable Preferred Stock, no par value per share (GA)	Equity
ADM	Archer-Daniels-Midland Company Common Stock	Equity
ADMA	ADMA Biologics Inc - Common Stock	Equity
ADMP	Adamis Pharmaceuticals Corporation - Common Stock	Equity
ADMS	Adamas Pharmaceuticals, Inc. - Common Stock	Equity
ADP	Automatic Data Processing, Inc. - Common Stock	Equity
ADPT	Adeptus Health Inc. Common Stock	Equity
ADRA	BLDRS Asia 50 ADR Index Fund	ETF
ADRD	BLDRS Developed Markets 100 ADR Index Fund	ETF
ADRE	BLDRS Emerging Markets 50 ADR Index Fund	ETF
ADRO	Aduro Biotech, Inc. - Common Stock	Equity
ADRU	BLDRS Europe 100 ADR Index Fund	ETF
ADS	Alliance Data Systems Corporation Common Stock	Equity
ADSK	Autodesk, Inc. - Common Stock	Equity
ADTN	ADTRAN, Inc. - Common Stock	Equity
ADUS	Addus HomeCare Corporation - Common Stock	Equity
ADVM	Adverum Biotechnologies, Inc. - Common Stock	Equity
ADX	Adams Diversified Equity Fund Inc.	Equity
ADXS	Advaxis, Inc. - Common Stock	Equity
ADXSW	Advaxis, Inc. - Warrants	Equity
ADZ	DB Agriculture Short ETN due April 1, 2038	Equity
AE	Adams Resources & Energy, Inc. Common Stock	Equity
AEB	AEGON N.V. Perp. Cap. Secs. Floating Rate (Netherlands)	Equity
AED	AEGON N.V. Perp. Cap. Securities (Netherlands)	Equity
AEE	Ameren Corporation Common Stock	Equity
AEG	AEGON N.V. Common Stock	Equity
AEGN	Aegion Corp - Class A Common Stock	Equity
AEGR	Aegerion Pharmaceuticals, Inc. - Common Stock	Equity
AEH	AEGON N.V. Perp. Cap Secs.	Equity
AEHR	Aehr Test Systems - Common Stock	Equity
AEIS	Advanced Energy Industries, Inc. - Common Stock	Equity
AEK	Aegon NV 8.00% Non-Cumulative Subordinated Notes due 2042	Equity
AEL	American Equity Investment Life Holding Company Common Stock	Equity
AEM	Agnico Eagle Mines Limited Common Stock	Equity
AEMD	Aethlon Medical, Inc. - Common Stock	Equity
AEO	American Eagle Outfitters, Inc. Common Stock	Equity
AEP	American Electric Power Company, Inc. Common Stock	Equity
AEPI	AEP Industries Inc. - Common Stock	Equity
AER	Aercap Holdings N.V. Ordinary Shares	Equity
AERI	Aerie Pharmaceuticals, Inc. - Common Stock	Equity
AES	The AES Corporation Common Stock	Equity
AESpC	AES Corporation (The) Class C Preferred Stock	Equity
AET	Aetna Inc. Common Stock	Equity
AETI	American Electric Technologies, Inc. - Common Stock	Equity
AEUA	Anadarko Petroleum Corporation 7.50% Tangible Equity Units	Equity
AEY	ADDvantage Technologies Group, Inc. - Common Stock	Equity

AEZS	AEterna Zentaris Inc. - Common Stock	Equity
AF	Astoria Financial Corporation Common Stock	Equity
AFA	American Financial Group, Inc. 5.75% Senior Notes due 2042	Equity
AFAM	Almost Family Inc - Common Stock	Equity
AFB	AllianceBernstein National Municipal Income Fund Inc	Equity
AFC	Allied Capital Corporation Allied Capital Corporation 6.875% Notes due April 15, 2047	Equity
AFCO	American Farmland Company Common Stock	Equity
AFG	American Financial Group, Inc. Common Stock	Equity
AFGE	American Financial Group, Inc. 6.25% Subordinated Debentures due 2054	Equity
AFGH	American Financial Group, Inc. 6% Subordinated Debentures due 2055	Equity
AFH	Atlas Financial Holdings, Inc. - Ordinary Shares	Equity
AFI	Armstrong Flooring, Inc. Common Stock	Equity
AFK	VanEck Vectors-Africa Index ETF	ETF
AFL	AFLAC Incorporated Common Stock	Equity
AFMD	Affimed N.V. - Common Stock	Equity
AFpC	Astoria Financial Corporation Depositary Shs Repstg 1/40th Int Perp Pfd Ser C 6.5%	Equity
AFSD	Aflac Incorporated 5.50% Subordinated Debentures due September 15, 2052	Equity
AFSI	AmTrust Financial Services, Inc. - Common Stock	Equity
AFSIpA	AmTrust Financial Services, Inc. Preferred Series A	Equity
AFSIpB	AmTrust Financial Services, Inc. Depository Shares Representing 1/40th Preferred Series B	Equity
AFSIpC	AmTrust Financial Services, Inc. Depository Shares Representing 1/40th Preferred Series C	Equity
AFSIpD	AmTrust Financial Services, Inc. Depositary Shares, Each Representing 1/40th Interest in a shares of 7.50% Non-Cumulative Preferred Stock, Series D	Equity
AFSIpE	AmTrust Financial Services, Inc. Depositary Shares , Each Representing 1/40 th Interest in a Share of 7.75% Non-Cumulative Preferred Stock, Series E	Equity
AFSS	AmTrust Financial Services, Inc. 7.25% Subordinated Notes due 2055	Equity
AFST	AmTrust Financial Services, Inc. 7.50% Subordinated Notes due September 15, 2055	Equity
AFT	Apollo Senior Floating Rate Fund Inc. Common Stock	Equity
AFTY	CSOP FTSE China A50 ETF	ETF
AFW	American Financial Group, Inc. 6 3/8% Senior Notes due 2042	Equity
AG	First Majestic Silver Corp. Ordinary Shares (Canada)	Equity
AGA	DB Agriculture Double Short ETN due April 1, 2038	Equity
AGC	Advent Claymore Convertible Securities and Income Fund Common Shares of Beneficial Interest	Equity
AGCO	AGCO Corporation Common Stock	Equity
AGD	Alpine Global Dynamic Dividend Fund Shares of Beneficial Interest	Equity
AGEN	Agenus Inc. - Common Stock	Equity
AGF	DB Agriculture Long ETN due April 1, 2038	Equity
AGFS	AgroFresh Solutions, Inc. - Common Stock	Equity
AGFSW	AgroFresh Solutions, Inc. - Warrants	Equity
AGG	iShares Core U.S. Aggregate Bond ETF	ETF
AGGE	IQ Enhanced Core Bond U.S. ETF	ETF
AGGP	IQ Enhanced Core Plus Bond U.S. ETF	ETF
AGGY	WisdomTree Trust WisdomTree Barclays U.S. Aggregate Bond Enhanced Yield Fund	ETF
AGI	Alamos Gold Inc. Class A Common Shares	Equity
AGII	Argo Group International Holdings, Ltd. - Common Stock	Equity
AGIIL	Argo Group International Holdings, Ltd. - 6.5% Senior Notes Due 2042	Equity
AGIO	Agios Pharmaceuticals, Inc. - Common Stock	Equity
AGLE	Aeglea BioTherapeutics, Inc. - Common Stock	Equity
AGM	Federal Agricultural Mortgage Corporation Common Stock	Equity
AGM/A	Federal Agricultural Mortgage Corporation Common Stock	Equity

AGMpA	Federal Agricultural Mortgage Corporation 5.875% Non-CUmulative Preferred Stock, Series A	Equity
AGMpB	Federal Agricultural Mortgage Corporation Non Cumulative Preferred Stock Series B	Equity
AGMpC	Federal Agricultural Mortgage Corporation Preferred Series C Fixed to Fltg	Equity
AGN	Allergan plc Ordinary Shares	Equity
AGNC	American Capital Agency Corp. - Common Stock	Equity
AGNCB	American Capital Agency Corp. - Depositary Shares representing 1/1000th Series B Preferred Stock	Equity
AGNCP	American Capital Agency Corp. - Cumulative Preferred Series A	Equity
AGND	WisdomTree Barclays U.S. Aggregate Bond Negative Duration Fund	ETF
AGNpA	Allergan plc. 5.50% Mandatory Convertible Preferred Shares, Series A	Equity
AGO	Assured Guaranty Ltd. Common Stock	Equity
AGOpB	Assured Guaranty Ltd.	Equity
AGOpE	Assured Guaranty Ltd.	Equity
AGOpF	Assured Guaranty Ltd.	Equity
AGQ	ProShares Ultra Silver	ETF
AGR	Avangrid, Inc. Common Stock	Equity
AGRO	Adecoagro S.A. Common Shares	Equity
AGRX	Agile Therapeutics, Inc. - Common Stock	Equity
AGTC	Applied Genetic Technologies Corporation - Common Stock	Equity
AGU	Agrium Inc. Common Stock	Equity
AGX	Argan, Inc. Common Stock	Equity
AGYS	Agilysys, Inc. - Common Stock	Equity
AGZ	iShares Agency Bond ETF	ETF
AGZD	WisdomTree Barclays U.S. Aggregate Bond Zero Duration Fund	ETF
AHC	A.H. Belo Corporation Common Stock	Equity
AHGP	Alliance Holdings GP, L.P. - Common Units Representing Limited Partner Interests	Equity
AHH	Armada Hoffler Properties, Inc. Common Stock	Equity
AHL	Aspen Insurance Holdings Limited Ordinary Shares	Equity
AHLpA	Aspen Insurance Holdings Limited Perp Pfd Shares (Bermuda)	Equity
AHLpB	Aspen Insurance Holdings Limited Perp Pref Shs (Bermuda)	Equity
AHLpC	Aspen Insurance Holdings Limited 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares	Equity
AHP	Ashford Hospitality Prime, Inc. Common Stock	Equity
AHPI	Allied Healthcare Products, Inc. - Common Stock	Equity
AHPpB	Ashford Hospitality Prime, Inc. Ashford Hospitality Prime, Inc. 5.50% Series B Cumulative Convertible Preferred Stock, par value $0.01 per share	Equity
AHS	AMN Healthcare Services Inc AMN Healthcare Services Inc	Equity
AHT	Ashford Hospitality Trust Inc Common Stock	Equity
AHTpA	Ashford Hospitality Trust Inc 8.55% Cum Preferred Series A	Equity
AHTpD	Ashford Hospitality Trust Inc 8.45% Series D Cumulative Preferred Stock	Equity
AHTpE	Ashford Hospitality Trust Inc 9.00% Series E Cumulative Preferred Stock	Equity
AI	Arlington Asset Investment Corp Class A (new)	Equity
AIA	iShares Asia 50 ETF	ETF
AIB	Apollo Investment Corporation 6.625% Senior Notes due 2042	Equity
AIC	Arlington Asset Investment Corp 6.750% Notes due 2025	Equity
AIF	Apollo Tactical Income Fund Inc. Common Stock	Equity
AIG	American International Group, Inc. New Common Stock	Equity
AIG/WS	American International Group, Inc. Warrant expiring January 19, 2021	Equity
AIII	ACRE Realty Investors, Inc. Common Stock	Equity
AIMC	Altra Industrial Motion Corp. - Common Stock	Equity
AIMT	Aimmune Therapeutics, Inc. - Common Stock	Equity

AIN	Albany International Corporation Common Stock	Equity
AINC	Ashford Inc. Common Stock	Equity
AINV	Apollo Investment Corporation - Closed End Fund	Equity
AIQ	Alliance HealthCare Services, Inc. - Common Stock	Equity
AIR	AAR Corp. Common Stock	Equity
AIRI	Air Industries Group Common Stock	Equity
AIRM	Air Methods Corporation - Common Stock	Equity
AIRR	First Trust RBA American Industrial Renaissance ETF	ETF
AIRT	Air T, Inc. - Common Stock	Equity
AIT	Applied Industrial Technologies, Inc. Common Stock	Equity
AIV	Apartment Investment and Management Company Common Stock	Equity
AIVpA	Apartment Investment and Management Company Preferred Series Class A	Equity
AIVpZ	Apartment Investment and Management Company Class Z Cumulative Preferred Stock	Equity
AIW	Arlington Asset Investment Corp 6.625% Notes due 2023	Equity
AIXG	Aixtron SE - American Depositary Shares, each representing one Ordinary Share	Equity
AIY	Apollo Investment Corporation 6.875% Senior Notes due 2043	Equity
AIZ	Assurant, Inc. Common Stock	Equity
AJG	Arthur J. Gallagher & Co. Common Stock	Equity
AJRD	Aerojet Rocketdyne Holdings, Inc. Common Stock	Equity
AJX	Great Ajax Corp. Common Stock	Equity
AKAM	Akamai Technologies, Inc. - Common Stock	Equity
AKAO	Achaogen, Inc. - Common Stock	Equity
AKBA	Akebia Therapeutics, Inc. - Common Stock	Equity
AKER	Akers Biosciences Inc - Common Stock	Equity
AKG	Asanko Gold Inc.	Equity
AKO/A	Embotelladora Andina S.A. Common Stock	Equity
AKO/B	Embotelladora Andina S.A. Common Stock	Equity
AKP	Alliance California Municipal Income Fund Inc	Equity
AKR	Acadia Realty Trust Common Stock	Equity
AKRX	Akorn, Inc. - Common Stock	Equity
AKS	AK Steel Holding Corporation Common Stock	Equity
AKTX	Akari Therapeutics Plc - American Depositary Shares	Equity
AL	Air Lease Corporation Class A Common Stock	Equity
ALB	Albemarle Corporation Common Stock	Equity
ALCO	Alico, Inc. - Common Stock	Equity
ALD	WisdomTree Asia Local Debt Fund ETF	ETF
ALDR	Alder BioPharmaceuticals, Inc. - Common Stock	Equity
ALDW	Alon USA Partners, LP Common Units representing Limited Partner Interests	Equity
ALDX	Aldeyra Therapeutics, Inc. - Common Stock	Equity
ALE	Allete, Inc.	Equity
ALEX	Alexander & Baldwin, Inc. Common Stock	Equity
ALFA	AlphaClone Alternative Alpha ETF	ETF
ALFI	ETF Series Solutions Trust ETF	ETF
ALG	Alamo Group, Inc. Common Stock	Equity
ALGN	Align Technology, Inc. - Common Stock	Equity
ALGT	Allegiant Travel Company - Common Stock	Equity
ALIM	Alimera Sciences, Inc. - Common Stock	Equity
ALJ	Alon USA Energy, Inc. common stick	Equity
ALJJ	ALJ Regional Holdings, Inc. - Common Stock	Equity
ALK	Alaska Air Group, Inc. Common Stock	Equity
ALKS	Alkermes plc - Ordinary Shares	Equity

ALL	Allstate Corporation (The) Common Stock	Equity
ALLE	Allegion plc Ordinary Shares	Equity
ALLpA	Allstate Corporation (The) Dep Shs Repstg 1/1000th Perp Pfd Ser A	Equity
ALLpB	Allstate Corporation (The) 5.100% Fixed-to-Floating Rate Subordinated Debentures due 2053	Equity
ALLpC	Allstate Corporation (The) Dep Shs Repstg 1/1000th Int Shs Pfd Stk Ser C	Equity
ALLpD	The Allstate Corporation Leopards Each Representing A 1/1000th Interest In A Share Of Fixed Rate Noncumulative Perpetual Preferred Stock Series D	Equity
ALLpE	Allstate Corporation Depositary Shares Representing 1/1000th Perpetual Preferred Series E	Equity
ALLpF	Allstate Corporation (The) Leopards Dep Shares Representing 1/1000th Perp Pfd	Equity
ALLT	Allot Communications Ltd. - Ordinary Shares	Equity
ALLY	Ally Financial Inc. Common Stock	Equity
ALLYpA	GMAC Capital Trust I Fixed Rate Floating Rate Trust Preferred Securities, Series 2	Equity
ALN	American Lorain Corporation Common Stock	Equity
ALNY	Alnylam Pharmaceuticals, Inc. - Common Stock	Equity
ALOG	Analogic Corporation - Common Stock	Equity
ALOT	AstroNova, Inc. - Common Stock	Equity
ALPpO	Alabama Power Company Preferred Stock	Equity
ALQA	Alliqua BioMedical, Inc. - Common Stock	Equity
ALR	Alere Inc. Common Stock	Equity
ALRM	Alarm.com Holdings, Inc. - Common Stock	Equity
ALRpB	Alere Inc. Inverness Medical Innovations, Inc. Series B Convertible Perpetual Preferred Stock	Equity
ALSK	Alaska Communications Systems Group, Inc. - Common Stock	Equity
ALSN	Allison Transmission Holdings, Inc. Common Stock	Equity
ALTS	ProShares Morningstar Alternatives Solution ETF	ETF
ALTY	Global X SuperDividend Alternatives ETF	ETF
ALV	Autoliv, Inc. Common Stock	Equity
ALX	Alexander's, Inc. Common Stock	Equity
ALXN	Alexion Pharmaceuticals, Inc. - Common Stock	Equity
AM	Antero Midstream Partners LP Common Units representing limited partner interests	Equity
AMAG	AMAG Pharmaceuticals, Inc. - Common Stock	Equity
AMAT	Applied Materials, Inc. - Common Stock	Equity
AMBA	Ambarella, Inc. - Ordinary Shares	Equity
AMBC	Ambac Financial Group, Inc. - Common Stock	Equity
AMBCW	Ambac Financial Group, Inc. - Warrants	Equity
AMBR	Amber Road, Inc. Common Stock	Equity
AMC	AMC Entertainment Holdings, Inc. Class A Common Stock	Equity
AMCC	Applied Micro Circuits Corporation - Common Stock	Equity
AMCN	AirMedia Group Inc - American Depositary Shares, each representing two ordinary shares	Equity
AMCO	Armco Metals Holdings, Inc. Common Stock	Equity
AMCX	AMC Networks Inc. - Class A Common Stock	Equity
AMD	Advanced Micro Devices, Inc. - Common Stock	Equity
AMDA	Amedica Corporation - Common Stock	Equity
AME	AMETEK, Inc.	Equity
AMED	Amedisys Inc - Common Stock	Equity
AMFW	AMEC Foster Wheeler plc American Depositary Shares	Equity
AMG	Affiliated Managers Group, Inc. Common Stock	Equity
AMGN	Amgen Inc. - Common Stock	Equity
AMH	American Homes 4 Rent Common Shares of Beneficial Interest	Equity
AMHpA	American Homes 4 Rent Participating Preferred Shares Series A	Equity
AMHpB	American Homes 4 Rent 5% Series B Participating Preferred Shares of Beneficial Interest	Equity
AMHpC	American Homes 4 Rent Participating Pfd Ser C	Equity

AMHpD	American Homes 4 Rent 6.5% Series D Cumulative Perpetual Preferred Shares of Beneficial Interest	Equity
AMIC	American Independence Corp. - Common Stock	Equity
AMID	American Midstream Partners, LP Common Units representing Limited Partner Interests	Equity
AMJ	JPMorgan Chase Capital XVI JP Morgan Alerian MLP ETN	Equity
AMJL	Credit Suisse X-Links Monthly Pay 2xLeveraged Alerian MLP Index Exchange Traded Notes due May 16, 2036	Equity
AMKR	Amkor Technology, Inc. - Common Stock	Equity
AMLP	Alerian MLP ETF	ETF
AMNB	American National Bankshares, Inc. - Common Stock	Equity
AMOT	Allied Motion Technologies, Inc. - Common Stock	Equity
AMOV	America Movil, S.A.B. de C.V. - American Depositary Shares, each representing 20 A Shares	Equity
AMP	Ameriprise Financial, Inc. Common Stock	Equity
AMPE	Ampio Pharmaceuticals, Inc.	Equity
AMPH	Amphastar Pharmaceuticals, Inc. - Common Stock	Equity
AMRB	American River Bankshares - Common Stock	Equity
AMRC	Ameresco, Inc. Class A Common Stock	Equity
AMRI	Albany Molecular Research, Inc. - Common Stock	Equity
AMRK	A-Mark Precious Metals, Inc. - Common Stock	Equity
AMRN	Amarin Corporation plc - American Depositary Shares, each representing one Ordinary Share	Equity
AMRS	Amyris, Inc. - Common Stock	Equity
AMS	American Shared Hospital Services Common Stock	Equity
AMSC	American Superconductor Corporation - Common Stock	Equity
AMSF	AMERISAFE, Inc. - Common Stock	Equity
AMSG	Amsurg Corp. - Common Stock	Equity
AMSGP	Amsurg Corp. - 5.250% Mandatory Convertible Preferred Stock, Series A-1	Equity
AMSWA	American Software, Inc. - Class A Common Stock	Equity
AMT	American Tower Corporation (REIT) Common Stock	Equity
AMTD	TD Ameritrade Holding Corporation - Common Stock	Equity
AMTG	Apollo Residential Mortgage, Inc. Common Stock	Equity
AMTGpA	Apollo Residential Mortgage, Inc. Pfd Shs Series A (US)	Equity
AMTpA	American Tower Corporation (REIT) Pfd Conv Ser A	Equity
AMTpB	American Tower Corporation (REIT) Depositary Shares, each representing a 1/10th ownership interest in a share of 5.50% Mandatory Convertible Preferred Stock, Series B	Equity
AMTX	Aemetis, Inc - Common Stock	Equity
AMU	ETRACS Alerian MLP Index ETN	Equity
AMUB	ETRACS Alerian MLP Index ETN Series B due July 18, 2042	Equity
AMWD	American Woodmark Corporation - Common Stock	Equity
AMX	America Movil, S.A.B. de C.V. American Depository Receipt Series L	Equity
AMZA	InfraCap MLP ETF	ETF
AMZN	Amazon.com, Inc. - Common Stock	Equity
AN	AutoNation, Inc. Common Stock	Equity
ANAC	Anacor Pharmaceuticals, Inc. - Common Stock	Equity
ANAT	American National Insurance Company - Common Stock	Equity
ANCB	Anchor Bancorp - Common Stock	Equity
ANCX	Access National Corporation - Common Stock	Equity
AND	Global X FTSE Andean 40 ETF	ETF
ANDA	Andina Acquisition Corp. II - Ordinary Shares	Equity
ANDAR	Andina Acquisition Corp. II - Right	Equity
ANDAU	Andina Acquisition Corp. II - Units	Equity
ANDAW	Andina Acquisition Corp. II - Warrant	Equity

ANDE	The Andersons, Inc. - Common Stock	Equity
ANET	Arista Networks, Inc. Common Stock	Equity
ANF	Abercrombie & Fitch Company Common Stock	Equity
ANFI	Amira Nature Foods Ltd Ordinary Shares	Equity
ANGI	Angie's List, Inc. - Common Stock	Equity
ANGL	VanEck Vectors Fallen Angel High Yield Bond	ETF
ANGO	AngioDynamics, Inc. - Common Stock	Equity
ANH	Anworth Mortgage Asset Corporation Common Stock	Equity
ANHpA	Anworth Mortgage Asset Corporation Series A Preferred Stock	Equity
ANHpB	Anworth Mortgage Asset Corporation Preferred Stock Series B 6.25%	Equity
ANHpC	Anworth Mortgage Asset Corporation 7.625% Series C Cumulative Redeemable Preferred Stock	Equity
ANIK	Anika Therapeutics Inc. - Common Stock	Equity
ANIP	ANI Pharmaceuticals, Inc. - Common Stock	Equity
ANSS	ANSYS, Inc. - Common Stock	Equity
ANTH	Anthera Pharmaceuticals, Inc. - Common Stock	Equity
ANTM	Anthem, Inc. Common Stock	Equity
ANTX	Anthem, Inc. Corporate Units	Equity
ANW	Aegean Marine Petroleum Network Inc. Common Stock	Equity
ANY	Sphere 3D Corp. - Common Shares	Equity
AOA	iShares Core Aggressive Allocation ETF	ETF
AOD	Alpine Total Dynamic Dividend Fund Common Stock	Equity
AOI	Alliance One International, Inc. Common Stock	Equity
AOK	iShares Core Conservative Allocation ETF	ETF
AOM	iShares Core Moderate Allocation ETF	ETF
AON	Aon plc Class A Ordinary Shares (UK)	Equity
AOR	iShares Core Growth Allocation ETF	ETF
AOS	A.O. Smith Corporation Common Stock	Equity
AOSL	Alpha and Omega Semiconductor Limited - Common Shares	Equity
AP	Ampco-Pittsburgh Corporation Common Stock	Equity
APA	Apache Corporation Common Stock	Equity
APAM	Artisan Partners Asset Management Inc. Class A Common Stock	Equity
APB	Asia Pacific Fund, Inc. (The)	Equity
APC	Anadarko Petroleum Corporation Common Stock	Equity
APD	Air Products and Chemicals, Inc. Common Stock	Equity
APDN	Applied DNA Sciences Inc - Common Stock	Equity
APDNW	Applied DNA Sciences Inc - Warrant	Equity
APEI	American Public Education, Inc. - Common Stock	Equity
APF	Morgan Stanley Asia-Pacific Fund, Inc.	Equity
APH	Amphenol Corporation Common Stock	Equity
APHB	AmpliPhi Biosciences Corporation Common Stock	Equity
APIC	Apigee Corporation - Common Stock	Equity
APLE	Apple Hospitality REIT, Inc. Common Shares	Equity
APLP	Archrock Partners, L.P. - Common Units representing Limited Partner Interests	Equity
APO	Apollo Global Management, LLC Class A Common Shares Representing Class A Limitied Liability Company Interests	Equity
APOG	Apogee Enterprises, Inc. - Common Stock	Equity
APOL	Apollo Education Group, Inc. - Class A Common Stock	Equity
APPF	AppFolio, Inc. - Class A Common Stock	Equity
APPS	Digital Turbine, Inc. - Common Stock	Equity
APPY	Venaxis, Inc. - Common Stock	Equity

APRI	Apricus Biosciences, Inc - Common Stock	Equity
APT	Alpha Pro Tech, Ltd. Common Stock	Equity
APTO	Aptose Biosciences, Inc. - Common Shares	Equity
APTS	Preferred Apartment Communities, Inc. Common Stock	Equity
APU	AmeriGas Partners, L.P. Common Stock	Equity
APWC	Asia Pacific Wire & Cable Corporation Limited - Common shares, Par value .01 per share	Equity
AQMS	Aqua Metals, Inc. - Common Stock	Equity
AQXP	Aquinox Pharmaceuticals, Inc. - Common Stock	Equity
AR	Antero Resources Corporation Common Stock	Equity
ARA	American Renal Associates Holdings, Inc Common Stock	Equity
ARAY	Accuray Incorporated - Common Stock	Equity
ARC	ARC Document Solutions, Inc. Common Stock	Equity
ARCB	ArcBest Corporation - Common Stock	Equity
ARCC	Ares Capital Corporation - Closed End Fund	Equity
ARCI	Appliance Recycling Centers of America, Inc. - Common Stock	Equity
ARCO	Arcos Dorados Holdings Inc. Class A Shares	Equity
ARCW	ARC Group Worldwide, Inc. - Common Stock	Equity
ARCX	Arc Logistic Partners LP Common Units representing limited partner interest	Equity
ARDC	Ares Dynamic Credit Allocation Fund, Inc. Common Shares	Equity
ARDM	Aradigm Corporation - Common Stock	Equity
ARDX	Ardelyx, Inc. - Common Stock	Equity
ARE	Alexandria Real Estate Equities, Inc. Common Stock	Equity
AREpD	Alexandria Real Estate Equities, Inc. 7.00% Series D Cumulative Convertible Preferred Stock	Equity
AREpE	Alexandria Real Estate Equities, Inc. Pfd Ser E	Equity
ARES	Ares Management L.P. Common Units representing Limited Partner Interests	Equity
ARESpA	Ares Management L.P. 7.00% Series A Preferred Units Representing Limited Partner Interests	Equity
AREX	Approach Resources Inc. - Common Stock	Equity
ARGS	Argos Therapeutics, Inc. - Common Stock	Equity
ARGT	Global X MSCI Argentina ETF	ETF
ARHpC	Arch Capital Group Ltd. 6.75% PFD sh S C	Equity
ARI	Apollo Commercial Real Estate Finance, Inc	Equity
ARIA	ARIAD Pharmaceuticals, Inc. - Common Stock	Equity
ARII	American Railcar Industries, Inc. - Common Stock	Equity
ARIpA	Apollo Commercial Real Estate Finance Cumulative Redeemable Perpetual Preferred Stock Series A	Equity
ARIS	ARI Network Services, Inc. - Common Stock	Equity
ARKG	ARK Genomic Revolution Multi-Sector ETF	ETF
ARKK	ARK Innovation ETF	ETF
ARKQ	ARK Industrial Innovation ETF	ETF
ARKR	Ark Restaurants Corp. - Common Stock	Equity
ARKW	ARK Web x.0 ETF	ETF
ARL	American Realty Investors, Inc. Common Stock	Equity
ARLP	Alliance Resource Partners, L.P. - Common Units Representing Limited Partnership Interests	Equity
ARLZ	Aralez Pharmaceuticals Inc. - Common Shares	Equity
ARMH	ARM Holdings plc - American Depositary Shares each representing 3 Ordinary Shares	Equity
ARMK	Aramark Common Stock	Equity
ARNA	Arena Pharmaceuticals, Inc. - Common Stock	Equity
AROC	Archrock, Inc. Common Stock	Equity
AROW	Arrow Financial Corporation - Common Stock	Equity
ARP	Atlas Resource Partners, L.P. Common Units representing Limited Partner Interests	Equity
ARPpD	Atlas Resource Partners, L.P. CUM RED PERP PDF UNIT CL D %	Equity

ARPpE	Atlas Resource Partners, L.P. 10.75% Class E Cumulative Redeemable Perpetual Preferred Units	Equity
ARQL	ArQule, Inc. - Common Stock	Equity
ARR	ARMOUR Residential REIT, Inc.	Equity
ARRpA	Armour Residential REIT INC Preferred Series A	Equity
ARRpB	ARMOUR Residential REIT, Inc. Preferred Series B	Equity
ARRS	ARRIS International plc - Ordinary Shares	Equity
ARRY	Array BioPharma Inc. - Common Stock	Equity
ARTNA	Artesian Resources Corporation - Class A Non-Voting Common Stock	Equity
ARTW	Art's-Way Manufacturing Co., Inc. - Common Stock	Equity
ARTX	Arotech Corporation - Common Stock	Equity
ARU	Ares Capital Corporation 5.875% Senior Notes due 2022	Equity
ARW	Arrow Electronics, Inc. Common Stock	Equity
ARWA	Arowana Inc. - Ordinary Shares	Equity
ARWAR	Arowana Inc. - Rights	Equity
ARWAU	Arowana Inc. - Units	Equity
ARWAW	Arowana Inc. - warrant	Equity
ARWR	Arrowhead Pharmaceuticals, Inc. - Common Stock	Equity
ASA	ASA Gold and Precious Metals Limited	Equity
ASB	Associated Banc-Corp Common Stock	Equity
ASB/WS	Associated Banc-Corp Warrants	Equity
ASBB	ASB Bancorp, Inc. - Common Stock	Equity
ASBpB	Associated Banc-Corp Depositary Sh Repstg 1/40th Int Sh Perpetual Pfd Stk Ser B	Equity
ASBpC	Associated Banc-Corp Depositary shares, each representing a 1/40th ownership interest in a share of 6.125% Non-Cumulative Perpetual Preferred Stock, Series C	Equity
ASC	Ardmore Shipping Corporation Common Stock	Equity
ASCMA	Ascent Capital Group, Inc. - Series A Common Stock	Equity
ASEA	Global X Southeast Asia ETF	ETF
ASEI	American Science and Engineering, Inc. - Common Stock	Equity
ASET	FlexShares Real Assets Allocation Index Fund	ETF
ASFI	Asta Funding, Inc. - Common Stock	Equity
ASG	Liberty All-Star Growth Fund, Inc.	Equity
ASGN	On Assignment, Inc. Common Stock	Equity
ASH	Ashland Inc. (NEW) Common Stock	Equity
ASHR	Deutsche X-Trackers Harvest CSI 300 China A-Shares ETF	ETF
ASHS	Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF	ETF
ASHX	Deutsche X-trackers CSI 300 China A-Shares Hedged Equity ETF	ETF
ASM	Avino Silver & Gold Mines Ltd. Common Shares (Canada)	Equity
ASMB	Assembly Biosciences, Inc. - Common Stock	Equity
ASML	ASML Holding N.V. - ADS represents 1 ordinary share	Equity
ASNA	Ascena Retail Group, Inc. - Common Stock	Equity
ASND	Ascendis Pharma A/S - American Depositary Shares	Equity
ASPN	Aspen Aerogels, Inc. Common Stock	Equity
ASPS	Altisource Portfolio Solutions S.A. - Common Stock	Equity
ASR	Grupo Aeroportuario del Sureste, S.A. de C.V. Common Stock	Equity
ASRV	AmeriServ Financial Inc. - Common Stock	Equity
ASRVP	AmeriServ Financial Inc. - AmeriServ Financial Trust I - 8.45% Beneficial Unsecured Securities, Series A	Equity
AST	Asterias Biotherapeutics, Inc. Common Series A	Equity
AST/WS	Asterias Biotherapeutics, Inc. Warrant (Expiring September 30,2016)	Equity
ASTC	Astrotech Corporation - Common Stock	Equity

ASTE	Astec Industries, Inc. - Common Stock	Equity
ASUR	Asure Software Inc - Common Stock	Equity
ASX	Advanced Semiconductor Engineering, Inc. Common Stock	Equity
ASYS	Amtech Systems, Inc. - Common Stock	Equity
AT	Atlantic Power Corporation Ordinary Shares (Canada)	Equity
ATAI	ATA Inc. - American Depositary Shares, each representing two common shares	Equity
ATAX	America First Multifamily Investors, L.P. - Beneficial Unit Certificates (BUCs) representing Limited Partnership Interests	Equity
ATEC	Alphatec Holdings, Inc. - Common Stock	Equity
ATEN	A10 Networks, Inc. Common Stock	Equity
ATHM	Autohome Inc. American Depositary Shares, each representing one class A ordinary share.	Equity
ATHN	athenahealth, Inc. - Common Stock	Equity
ATHX	Athersys, Inc. - Common Stock	Equity
ATI	Allegheny Technologies Incorporated Common Stock	Equity
ATKR	Atkore International Group Inc. Common Stock	Equity
ATLC	Atlanticus Holdings Corporation - Common Stock	Equity
ATLO	Ames National Corporation - Common Stock	Equity
ATMP	Barclays ETN Plus Select MLP	Equity
ATNI	ATN International, Inc. - Common Stock	Equity
ATNM	Actinium Pharmaceuticals, Inc. (Delaware) Common Stock	Equity
ATO	Atmos Energy Corporation Common Stock	Equity
ATOS	Atossa Genetics Inc. - Common Stock	Equity
ATR	AptarGroup, Inc. Common Stock	Equity
ATRA	Atara Biotherapeutics, Inc. - Common Stock	Equity
ATRC	AtriCure, Inc. - Common Stock	Equity
ATRI	Atrion Corporation - Common Stock	Equity
ATRO	Astronics Corporation - Common Stock	Equity
ATRS	Antares Pharma, Inc. - Common Stock	Equity
ATSG	Air Transport Services Group, Inc - Common Stock	Equity
ATTO	Atento S.A. Ordinary Shares	Equity
ATTU	Attunity Ltd. - Ordinary Shares	Equity
ATU	Actuant Corporation Common Stock	Equity
ATV	Acorn International, Inc. ADS	Equity
ATVI	Activision Blizzard, Inc - Common Stock	Equity
ATW	Atwood Oceanics, Inc. Common Stock	Equity
AU	AngloGold Ashanti Limited Common Stock	Equity
AUBN	Auburn National Bancorporation, Inc. - Common Stock	Equity
AUDC	AudioCodes Ltd. - Ordinary Shares	Equity
AUMA	AR Capital Acquisition Corp. - Common Stock	Equity
AUMAU	AR Capital Acquisition Corp. - Units	Equity
AUMAW	AR Capital Acquisition Corp. - Warrants	Equity
AUMN	Golden Minerals Company Common Stock	Equity
AUNZ	WisdomTree Australia New Zealand Debt Fund	ETF
AUO	AU Optronics Corp American Depositary Shares	Equity
AUPH	Aurinia Pharmaceuticals Inc - Common Shares	Equity
AUSE	WisdomTree Australia Dividend Index	ETF
AUY	Yamana Gold Inc. Ordinary Shares (Canada)	Equity
AV	Aviva plc Unsponsored ADR (UK)	Equity
AVA	Avista Corporation Common Stock	Equity
AVAL	Grupo Aval Acciones y Valores S.A. ADR (Each representing 20 preferred shares)	Equity
AVAV	AeroVironment, Inc. - Common Stock	Equity

AVB	AvalonBay Communities, Inc. Common Stock	Equity
AVD	American Vanguard Corporation Common Stock ($0.10 Par Value)	Equity
AVEO	AVEO Pharmaceuticals, Inc. - Common Stock	Equity
AVG	AVG Technologies N.V. Ordinary Shares	Equity
AVGO	Broadcom Limited - Ordinary Shares	Equity
AVGR	Avinger, Inc. - Common Stock	Equity
AVH	Avianca Holdings S.A. American Depositary Shares (Each representing 8 preferred Shares)	Equity
AVHI	A V Homes, Inc. - Common Stock	Equity
AVID	Avid Technology, Inc. - Common Stock	Equity
AVIR	Aviragen Therapeutics, Inc. - Common Stock	Equity
AVK	Advent Claymore Convertible Securities and Income Fund	Equity
AVNU	Avenue Financial Holdings, Inc. - Common Stock	Equity
AVNW	Aviat Networks, Inc. - Common Stock	Equity
AVP	Avon Products, Inc. Common Stock	Equity
AVT	Avnet, Inc. Common Stock	Equity
AVV	Aviva plc Subordinated Capital Securities due 2041	Equity
AVX	AVX Corporation Common Stock	Equity
AVXL	Anavex Life Sciences Corp. - Common Stock	Equity
AVXS	AveXis, Inc. - Common Stock	Equity
AVY	Avery Dennison Corporation Common Stock	Equity
AWF	Alliancebernstein Global High Income Fund	Equity
AWH	Allied World Assurance Company Holdings, AG (Switzerland)	Equity
AWI	Armstrong World Industries Inc Common Stock	Equity
AWK	American Water Works Company, Inc. Common Stock	Equity
AWP	Alpine Global Premier Properties Fund Alpine Global Premier Properties Fund Common Shares of Beneficial Interest	Equity
AWR	American States Water Company Common Stock	Equity
AWRE	Aware, Inc. - Common Stock	Equity
AWX	Avalon Holdings Corporation Common Stock	Equity
AXAS	Abraxas Petroleum Corporation - Common Stock	Equity
AXDX	Accelerate Diagnostics, Inc. - Common Stock	Equity
AXE	Anixter International Inc. Common Stock	Equity
AXGN	AxoGen, Inc. - Common Stock	Equity
AXJL	WisdomTree Asia Pacific ex-Japan Total Dividend Fund	ETF
AXJV	iShares Edge MSCI A Min Vol Asia ex Japan ETF	ETF
AXL	American Axle & Manufacturing Holdings, Inc. Common Stock	Equity
AXLL	Axiall Corporation Common Stock	Equity
AXN	Aoxing Pharmaceutical Company, Inc. New Common Stock	Equity
AXON	Axovant Sciences Ltd. Common Shares	Equity
AXP	American Express Company Common Stock	Equity
AXR	AMREP Corporation Common Stock	Equity
AXS	Axis Capital Holdings Limited Common Stock	Equity
AXSM	Axsome Therapeutics, Inc. - Common Stock	Equity
AXSpC	Axis Capital Holdings Limited Preferred Series C (Bermuda)	Equity
AXSpD	Axis Capital Holdings Limited Preferred Series D (Bermuda)	Equity
AXTA	Axalta Coating Systems Ltd. Common Shares	Equity
AXTI	AXT Inc - Common Stock	Equity
AXU	Alexco Resource Corp Common Shares (Canada)	Equity
AYA	Amaya Inc. - Common Stock	Equity
AYI	Acuity Brands Inc (Holding Company)	Equity
AYR	Aircastle Limited Common Stock	Equity

AYT	iPath GEMS Asia 8 ETN	Equity
AZN	Astrazeneca PLC Common Stock	Equity
AZO	AutoZone, Inc. Common Stock	Equity
AZPN	Aspen Technology, Inc. - Common Stock	Equity
AZZ	AZZ Inc.	Equity
B	Barnes Group, Inc. Common Stock	Equity
BA	Boeing Company (The) Common Stock	Equity
BAA	BANRO CORPORATION Ordinary Shares	Equity
BAB	PowerShares Build America Bond Portfolio	ETF
BABA	Alibaba Group Holding Limited American Depositary Shares each representing one Ordinary share	Equity
BABS	SPDR Nuveen Barclays Build America Bond ETF	ETF
BABY	Natus Medical Incorporated - Common Stock	Equity
BAC	Bank of America Corporation Common Stock	Equity
BAC/WS/A	Bank of America Corporation Class A Warrant expiring January 16, 2019	Equity
BAC/WS/B	Bank of America Corporation Class B Warrants expiring 10/28/2018	Equity
BACpA	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th interest in a share of Bank of America Corporation 6.000% Non-Cumulative	Equity
BACpC	Bank of America Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 6.200% Non-Cumulative Preferred Stock, Series C	Equity
BACpD	Bank of America Corporation Depositary Shares Rpstg 1/1000th Interest in Sh of Non Cum Pfd Stk Ser D	Equity
BACpE	Bank of America Corporation Depositary Sh repstg 1/1000th Perp Pfd Ser E	Equity
BACpI	Bank Amer Corp Dep Sh Repstg 1/1000th Pfd Ser I	Equity
BACpL	Bank of America Corporation Non Cumulative Perpetual Conv Pfd Ser L	Equity
BACpW	Bank of America Corporation Depository Shares Representing 1/1000th Preferred Series W	Equity
BACpY	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th interest in a share of Bank of America Corporation 6.500% Non-Cumulative Preferred Stock, Series Y	Equity
BACpZ	Bank of America Corporation BAC Capital Trust VIII 6% Capital Securities	Equity
BAF	BlackRock Municipal Income Investment Quality Trust	Equity
BAH	Booz Allen Hamilton Holding Corporation Common Stock	Equity
BAK	Braskem SA ADR	Equity
BAL	iPath Bloomberg Cotton Subindex Total Return SM Index ETN	Equity
BAM	Brookfield Asset Management Inc. Common Stock	Equity
BANC	Banc of California, Inc. Common Stock	Equity
BANCpC	Banc of California, Inc. Depositary Shares	Equity
BANCpD	Banc of California, Inc. Depositary Shares each representing a 1/40th interest in a share of 7.375% Non-Cumulative Perpetual Preferred Stock, Series D	Equity
BANCpE	Banc of California, Inc. Depositary Shares Each Representing a 1/40th Interest in a Share of 7.000% Non-Cumulative Perpetual Preferred Stock, Series E	Equity
BANF	BancFirst Corporation - Common Stock	Equity
BANFP	BancFirst Corporation - 7.2% Cumulative Trust Preferred Securities	Equity
BANR	Banner Corporation - Common Stock	Equity
BANX	StoneCastle Financial Corp - Common Stock	Equity
BAP	Credicorp Ltd. Common Stock	Equity
BAS	Basic Energy Services, Inc. Common Stock	Equity
BASI	Bioanalytical Systems, Inc. - Common Stock	Equity
BATRA	Liberty Media Corporation - Series A Liberty Braves Common Stock	Equity
BATRK	Liberty Media Corporation - Series C Liberty Braves Common Stock	Equity
BATS	BATS Global Markets, Inc. Common Stock	Equity
BAX	Baxter International Inc. Common Stock	Equity

BBBY	Bed Bath & Beyond Inc. - Common Stock	Equity
BBC	BioShares Biotechnology Clinical Trials Fund	ETF
BBCN	BBCN Bancorp, Inc. - Common Stock	Equity
BBD	Banco Bradesco Sa American Depositary Shares	Equity
BBDO	Banco Bradesco Sa American Depositary Shares (each representing one Common Share)	Equity
BBF	BlackRock Municipal Income Investment Trust	Equity
BBG	Bill Barrett Corporation Common Stock	Equity
BBGI	Beasley Broadcast Group, Inc. - Class A Common Stock	Equity
BBH	VanEck Vectors Biotech ETF	ETF
BBK	Blackrock Municipal Bond Trust	Equity
BBL	BHP Billiton plc Sponsored ADR	Equity
BBN	BlackRock Taxable Municipal Bond Trust Common Shares of Beneficial Interest	Equity
BBOX	Black Box Corporation - Common Stock	Equity
BBP	BioShares Biotechnology Products Fund	ETF
BBRC	EGShares Beyond BRICs ETF	ETF
BBRG	Bravo Brio Restaurant Group, Inc. - Common Stock	Equity
BBRY	BlackBerry Limited - Common Stock	Equity
BBSI	Barrett Business Services, Inc. - Common Stock	Equity
BBT	BB&T Corporation Common Stock	Equity
BBTpD	BB&T Corporation Depositary Shares Representing 1/1000th Perpetual Preferred Series D	Equity
BBTpE	BB&T Corporation Depositary Shares Representing 1/1000th Perpetual Preferred Series E	Equity
BBTpF	BB&T Corporation Depositary Shares Representing 1/1000th Interest Series F Perpetual Preferred	Equity
BBTpG	BB&T Corporation Depositary Shares Representing 1/1000th Perpetual Preferred Series G	Equity
BBTpH	BB&T Corporation Depositary shares, each representing a 1/1,000 th interest in a share of Series H Non-Cumulative Perpetual Preferred Stock	Equity
BBU	Brookfield Business Partners L.P. Limited Partnership Units	Equity
BBVA	Banco Bilbao Vizcaya Argentaria S.A. Common Stock	Equity
BBW	Build-A-Bear Workshop, Inc. Common Stock	Equity
BBX	BBX Capital Corporation Common Stock	Equity
BBY	Best Buy Co., Inc. Common Stock	Equity
BC	Brunswick Corporation Common Stock	Equity
BCBP	BCB Bancorp, Inc. (NJ) - Common Stock	Equity
BCC	Boise Cascade, L.L.C. Common Stock	Equity
BCE	BCE, Inc. Common Stock	Equity
BCEI	Bonanza Creek Energy, Inc. Common Stock	Equity
BCH	Banco De Chile Banco De Chile ADS	Equity
BCLI	Brainstorm Cell Therapeutics Inc. - Common Stock	Equity
BCM	iPath Pure Beta Broad Commodity ETN	Equity
BCO	Brinks Company (The) Common Stock	Equity
BCOM	B Communications Ltd. - Ordinary Shares	Equity
BCOR	Blucora, Inc. - Common Stock	Equity
BCOV	Brightcove Inc. - Common Stock	Equity
BCPC	Balchem Corporation - Common Stock	Equity
BCR	C.R. Bard, Inc. Common Stock	Equity
BCRH	Blue Capital Reinsurance Holdings Ltd. Common Shares	Equity
BCRX	BioCryst Pharmaceuticals, Inc. - Common Stock	Equity
BCS	Barclays PLC Common Stock	Equity
BCSp	Barclays Bank PLC ADR Ser 2 repstg Pref Shs Ser 2 (United Kingdom)	Equity
BCSpA	Barclays PLC ADS	Equity

BCSpD	Barclays PLC American Depositary Shares (Each representing Non-Cumulative Callable Dollar Preference Shares, Series 5	Equity
BCV	Bancroft Fund, Ltd.	Equity
BCX	BlackRock Resources Common Shares of Beneficial Interest	Equity
BDC	Belden Inc Common Stock	Equity
BDCL	2xLeveraged Long Exchange Traded Access Securities (E-TRACS) Linked to the Wells Fargo Business Development Company Index due May 24, 2041	Equity
BDCS	UBS AG Exchange Traded Access Securities (E TRACS) Linked to the Wells Fargo Business Development Company Index due April 26, 2041	Equity
BDCZ	ETRACS Wells Fargo Business Development Company Index ETN Series B due April 26, 2041	Equity
BDD	DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	Equity
BDE	Black Diamond, Inc. - Common Stock	Equity
BDG	DB Base Metals Long Exchange Traded Notes due June 1, 2038	Equity
BDGE	Bridge Bancorp, Inc. - Common Stock	Equity
BDJ	Blackrock Enhanced Equity Dividend Trust	Equity
BDL	Flanigan's Enterprises, Inc. Common Stock	Equity
BDN	Brandywine Realty Trust Common Stock	Equity
BDNpE	Brandywine Realty Tr Pfd Shs Ben Int Ser E	Equity
BDR	Blonder Tongue Laboratories, Inc. Common Stock	Equity
BDSI	BioDelivery Sciences International, Inc. - Common Stock	Equity
BDX	Becton, Dickinson and Company Common Stock	Equity
BEAT	BioTelemetry, Inc. - Common Stock	Equity
BEAV	B/E Aerospace, Inc. - Common Stock	Equity
BEBE	bebe stores, inc. - Common Stock	Equity
BECN	Beacon Roofing Supply, Inc. - Common Stock	Equity
BEL	Belmond Ltd. Class A Common Stock	Equity
BELFA	Bel Fuse Inc. - Class A Common Stock	Equity
BELFB	Bel Fuse Inc. - Class B Common Stock	Equity
BEMO	Aptus Behavioral Momentum ETF	ETF
BEN	Franklin Resources, Inc. Common Stock	Equity
BEP	Brookfield Renewable Partners L.P.	Equity
BERY	Berry Plastics Group, Inc. Common Stock	Equity
BETR	Amplify Snack Brands, Inc. Common Stock	Equity
BF/A	Brown Forman Inc Class A Common Stock	Equity
BF/B	Brown Forman Inc Class B Common Stock	Equity
BFAM	Bright Horizons Family Solutions Inc. Common Stock	Equity
BFIN	BankFinancial Corporation - Common Stock	Equity
BFIT	Global X Health & Wellness Thematic ETF	ETF
BFK	BlackRock Municipal Income Trust	Equity
BFO	Blackrock Florida Municipal 2020 Term Trust	Equity
BFOR	Barron's 400	ETF
BFR	BBVA Banco Frances S.A. Common Stock	Equity
BFS	Saul Centers, Inc. Common Stock	Equity
BFSpC	Saul Centers, Inc. Depositary Shares, each representing 1/100th of a share of 6.875% Series C Cumulative Redeemable Preferred Stock, $0.01 par value	Equity
BFY	BlackRock New York Municipal Income Trust II	Equity
BFZ	BlackRock California Municipal Income Trust	Equity
BG	Bunge Limited Bunge Limited	Equity
BGB	Blackstone / GSO Strategic Credit Fund Common Shares	Equity
BGC	General Cable Corporation Common Stock	Equity
BGCA	BGC Partners, Inc. 8.125% Senior Notes due 2042	Equity

BGCP	BGC Partners, Inc. - Class A Common Stock	Equity
BGEpB	Bge Cap Trust II 6.20% Trust Preferred Securities	Equity
BGFV	Big 5 Sporting Goods Corporation - Common Stock	Equity
BGG	Briggs & Stratton Corporation Common Stock	Equity
BGH	Babson Capital Global Short Duration High Yield Fund Common Shares of Beneficial Interests	Equity
BGI	Birks Group Inc. Common Stock	Equity
BGNE	BeiGene, Ltd. - American Depositary Shares	Equity
BGR	BlackRock Energy and Resources Trust	Equity
BGS	B&G Foods, Inc. B&G Foods, Inc. Common Stock	Equity
BGSF	BG Staffing Inc Common Stock	Equity
BGT	BlackRock Floating Rate Income Trust	Equity
BGX	Blackstone GSO Long Short Credit Income Fund Common Shares	Equity
BGY	BLACKROCK INTERNATIONAL, LTD. Blackrock International Real Estate Fund, Inc.	Equity
BH	Biglari Holdings Inc.	Equity
BHAC	Barington/Hilco Acquisition Corp. - Common Stock	Equity
BHACR	Barington/Hilco Acquisition Corp. - Rights	Equity
BHACU	Barington/Hilco Acquisition Corp. - Units	Equity
BHACW	Barington/Hilco Acquisition Corp. - Warrants	Equity
BHB	Bar Harbor Bankshares, Inc. Common Stock	Equity
BHBK	Blue Hills Bancorp, Inc. - Common Stock	Equity
BHE	Benchmark Electronics, Inc. Common Stock	Equity
BHI	Baker Hughes Incorporated Common Stock	Equity
BHK	Blackrock Core Bond Trust Blackrock Core Bond Trust	Equity
BHL	Blackrock Defined Opportunity Credit Trust Blackrock Defined Opportunity Credit Trust	Equity
BHLB	Berkshire Hills Bancorp, Inc. Common Stock	Equity
BHP	BHP Billiton Limited Common Stock	Equity
BHV	BlackRock Virginia Municipal Bond Trust	Equity
BIB	ProShares Ultra Nasdaq Biotechnology	ETF
BICK	First Trust BICK Index Fund	ETF
BID	Sotheby's Common Stock	Equity
BIDU	Baidu, Inc. - American Depositary Shares, each representing one tenth Class A ordinary share	Equity
BIF	Boulder Growth & Income Fund, Inc.	Equity
BIG	Big Lots, Inc. Common Stock	Equity
BIGD	PureFunds ISE Big Data ETF	ETF
BIIB	Biogen Inc. - Common Stock	Equity
BIK	SPDR S&P BRIC 40	ETF
BIL	SPDR Barclays 1-3 Month T-Bill ETF	ETF
BIND	BIND Therapeutics, Inc. - Common Stock	Equity
BIO	Bio-Rad Laboratories, Inc. Class A Common Stock	Equity
BIO/B	Bio-Rad Laboratories, Inc. Class B Common Stock	Equity
BIOA	BioAmber Inc. Common Stock	Equity
BIOA/WS	BioAmber Inc. Warrant, expiring May 9, 2017	Equity
BIOC	Biocept, Inc. - Common Stock	Equity
BIOD	Biodel Inc. - Common Stock	Equity
BIOL	Biolase, Inc. - Common Stock	Equity
BIOS	BioScrip, Inc. - Common Stock	Equity
BIP	Brookfield Infrastructure Partners LP Limited Partnership Units	Equity
BIS	ProShares UltraShort Nasdaq Biotechnology	ETF
BIT	BlackRock Multi-Sector Income Trust Common Shares of Beneficial Interest	Equity
BITA	Bitauto Holdings Limited American Depositary Shares (each representing one ordinary share)	Equity
BITE	The Restaurant ETF	ETF

BIV	Vanguard Intermediate-Term Bond ETF	ETF
BIZD	VanEck Vectors BDC Income ETF	ETF
BJK	VanEck Vectors Gaming ETF	ETF
BJRI	BJ's Restaurants, Inc. - Common Stock	Equity
BJZ	Blackrock California Municipal 2018 Term Trust Blackrock California Municipal 2018 Term Trust	Equity
BK	Bank of New York Mellon Corporation (The) Common Stock	Equity
BKCC	BlackRock Capital Investment Corporation - Common Stock	Equity
BKD	Brookdale Senior Living Inc. Common Stock	Equity
BKE	Buckle, Inc. (The) Common Stock	Equity
BKEP	Blueknight Energy Partners L.P., L.L.C. - Common Units representing Limited Partner Interests	Equity
BKEPP	Blueknight Energy Partners L.P., L.L.C. - Series A Preferred Units	Equity
BKF	iShares MSCI BRIC Index Fund	ETF
BKFS	Black Knight Financial Services, Inc. Class A Common Stock	Equity
BKH	Black Hills Corporation Common Stock	Equity
BKHU	Black Hills Corporation Corporate Units	Equity
BKJ	Bancorp of New Jersey, Inc Common Stock	Equity
BKK	Blackrock Municipal 2020 Term Trust	Equity
BKLN	PowerShares Exchange-Traded Fund Trust ETF	ETF
BKMU	Bank Mutual Corporation - Common Stock	Equity
BKN	BlackRock Investment Quality Municipal Trust Inc. (The)	Equity
BKpC	Bank Of New York Mellon Corporation (The) Dep Shs Repstg 1/4000th Perp Pfd Ser C	Equity
BKS	Barnes & Noble, Inc. Common Stock	Equity
BKSC	Bank of South Carolina Corp. - Common Stock	Equity
BKT	BlackRock Income Trust Inc. (The)	Equity
BKU	BankUnited, Inc. Common Stock	Equity
BLBD	Blue Bird Corporation - Common Stock	Equity
BLCM	Bellicum Pharmaceuticals, Inc. - Common Stock	Equity
BLD	TopBuild Corp. Common Stock	Equity
BLDP	Ballard Power Systems, Inc. - Common Shares	Equity
BLDR	Builders FirstSource, Inc. - Common Stock	Equity
BLE	BlackRock Municipal Income Trust II	Equity
BLFS	BioLife Solutions, Inc. - Common Stock	Equity
BLH	Blackrock New York Municipal 2018 Term Trust	Equity
BLIN	Bridgeline Digital, Inc. - Common Stock	Equity
BLJ	Blackrock New Jersey Municipal Bond Trust	Equity
BLK	BlackRock, Inc. Common Stock	Equity
BLKB	Blackbaud, Inc. - Common Stock	Equity
BLL	Ball Corporation Common Stock	Equity
BLMN	Bloomin' Brands, Inc. - Common Stock	Equity
BLMT	BSB Bancorp, Inc. - Common Stock	Equity
BLNG	iPath Pure Beta Precious Metal ETN	Equity
BLOX	Infoblox Inc. Common Stock	Equity
BLPH	Bellerophon Therapeutics, Inc. - Common Stock	Equity
BLRX	BioLineRx Ltd. - American Depositary Shares	Equity
BLUE	bluebird bio, Inc. - Common Stock	Equity
BLV	Vanguard Long-Term Bond ETF	ETF
BLVD	Boulevard Acquisition Corp. II - Class A Common Stock	Equity
BLVDU	Boulevard Acquisition Corp. II - Units	Equity
BLVDW	Boulevard Acquisition Corp. II - Warrant	Equity
BLW	Blackrock Limited Duration Income Trust	Equity

BLX	Banco Latinoamericano de Comercio Exterior, S.A.	Equity
BMA	Banco Macro S.A. ADR (representing Ten Class B Common Shares)	Equity
BMCH	BMC Stock Holdings, Inc. - Common Stock	Equity
BME	Blackrock Health Sciences Trust	Equity
BMI	Badger Meter, Inc. Common Stock	Equity
BMLA	BullMark LatAm Select Leaders ETF	ETF
BMLpG	Bank of America Corporation Bank of America Corporation Depositary Shares (Each representing a 1/1200th interest in a share of Floating Rate Non-Cumulative Preferred Stock , Series 1)	Equity
BMLpH	Bank of America Corporation Bank of America Corporation Depositary Shares (Each representing a 1/1200th interest in a Share of Floating Rate Non-Cumulative Preferred Stock, Series 2)	Equity
BMLpI	Bank of America Corporation Bank of America Corporation Depositary Shares (Each representing a 1/1200th interest in a Share of 6.375% Non-Cumulative Preferred Stock, Series 3)	Equity
BMLpJ	Bank of America Corporation Bank of America Corporation Depositary Shares (Each representing a 1/1200th interest in a Share of Floating Rate Non-Cumulative Preferred Stock, Series 4)	Equity
BMLpL	Bank of America Corporation Bank of America Corporation Depositary Shares (Each representing a 1/1200th Interest in a Share of Floating Rate Non-Cumulative Preferred Stock, Series 5)	Equity
BMO	Bank Of Montreal Common Stock	Equity
BMRC	Bank of Marin Bancorp - Common Stock	Equity
BMRN	BioMarin Pharmaceutical Inc. - Common Stock	Equity
BMS	Bemis Company, Inc. Common Stock	Equity
BMTC	Bryn Mawr Bank Corporation - Common Stock	Equity
BMY	Bristol-Myers Squibb Company Common Stock	Equity
BNCL	Beneficial Bancorp, Inc. - Common Stock	Equity
BNCN	BNC Bancorp - Common Stock	Equity
BND	Vanguard Total Bond Market ETF	ETF
BNDS	SPDR Barclays Aggregate Bond ETF	ETF
BNDX	Vanguard Total International Bond ETF	ETF
BNED	Barnes & Noble Education, Inc Common Stock	Equity
BNFT	Benefitfocus, Inc. - Common Stock	Equity
BNJ	BlackRock New Jersey Municipal Income Trust	Equity
BNK	C1 Financial, Inc. Common Stock	Equity
BNO	United States Brent Oil Fund, LP ETV	ETF
BNS	Bank Nova Scotia Halifax Pfd 3 Ordinary Shares	Equity
BNSO	Bonso Electronics International, Inc. - Common Stock	Equity
BNTC	Benitec Biopharma Limited - American Depositary Shares	Equity
BNTCW	Benitec Biopharma Limited - Warrant	Equity
BNY	BlackRock New York Municipal Income Trust	Equity
BOBE	Bob Evans Farms, Inc. - Common Stock	Equity
BOCH	Bank of Commerce Holdings (CA) - Common Stock	Equity
BOE	Blackrock Global Blackrock Global Opportunities Equity Trust Common Shares of Beneficial Interest	Equity
BOFI	Bofl Holding, Inc. - Common Stock	Equity
BOFIL	Bofl Holding, Inc. - 6.25% Subordinated Notes Due 2026	Equity
BOH	Bank of Hawaii Corporation Common Stock	Equity
BOI	Brookfield Mortgage Opportunity Income Fund Inc. Common Stock	Equity
BOIL	ProShares Ultra Bloomberg Natural Gas	ETF
BOJA	Bojangles', Inc. - Common Stock	Equity

BOKF	BOK Financial Corporation - Common Stock	Equity
BOM	DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	Equity
BOND	PIMCO Total Return Active Exchange-Traded Fund	ETF
BONT	The Bon-Ton Stores, Inc. - Common Stock	Equity
BOOM	Dynamic Materials Corporation - Common Stock	Equity
BOOT	Boot Barn Holdings, Inc. Common Stock	Equity
BORN	China New Borun Corporation American Depositary Shares	Equity
BOS	DB Base Metals Short Exchange Traded Notes due June 1, 2038	Equity
BOSC	B.O.S. Better Online Solutions - Ordinary Shares	Equity
BOTJ	Bank of the James Financial Group, Inc. - Common Stock	Equity
BOX	Box, Inc. Class A Common Stock	Equity
BOXC	Brookfield Canada Office Properties	Equity
BP	BP p.l.c. Common Stock	Equity
BPFH	Boston Private Financial Holdings, Inc. - Common Stock	Equity
BPFHP	Boston Private Financial Holdings, Inc. - Depositary Shares representing 1/40th Interest in a Share of 6.95% Non-Cumulative Perpetual Preferred Stock, Series D	Equity
BPFHW	Boston Private Financial Holdings, Inc. - Warrants to purchase 1 share of common stock @ $8.00/share	Equity
BPI	Bridgepoint Education, Inc.	Equity
BPK	Blackrock Municipal 2018 Term Trust Blackrock Municipal 2018 Term Trust	Equity
BPL	Buckeye Partners L.P. Common Stock	Equity
BPMC	Blueprint Medicines Corporation - Common Stock	Equity
BPMX	BioPharmX Corporation. Common	Equity
BPOP	Popular, Inc. - Common Stock	Equity
BPOPM	Popular, Inc. - Popular Capital Trust II - 6.125% Cumulative Monthly Income Trust Preferred Securities	Equity
BPOPN	Popular, Inc. - Popular Capital Trust I -6.70% Cumulative Monthly Income Trust Preferred Securities	Equity
BPT	BP Prudhoe Bay Royalty Trust Common Stock	Equity
BPTH	Bio-Path Holdings, Inc. - Common Stock	Equity
BPY	Brookfield Property Partners L.P. Limited Partnership Units	Equity
BQH	Blackrock New York Municipal Bond Trust Common Shares of Beneficial Interest	Equity
BR	Broadridge Financial Solutions, Inc.Common Stock	Equity
BRAQ	Global X Brazil Consumer ETF	ETF
BRAZ	Global X Brazil Mid Cap ETF	ETF
BRC	Brady Corporation Common Stock	Equity
BRCD	Brocade Communications Systems, Inc. - Common Stock	Equity
BREW	Craft Brew Alliance, Inc. - Common Stock	Equity
BRF	VanEck Vectors Brazil Small-Cap ETF	ETF
BRFS	BRF S.A.	Equity
BRG	Bluerock Residential Growth REIT, Inc. Class A Common Stock	Equity
BRGpA	Bluerock Residential Growth REIT, Inc. 8.250% Series A Cumulative Redeemable Preferred Stock ($0.01 par value per share)	Equity
BRID	Bridgford Foods Corporation - Common Stock	Equity
BRK/A	Berkshire Hathaway Inc. Common Stock	Equity
BRK/B	Berkshire Hathaway Inc. New Common Stock	Equity
BRKL	Brookline Bancorp, Inc. - Common Stock	Equity
BRKR	Bruker Corporation - Common Stock	Equity
BRKS	Brooks Automation, Inc. - Common Stock	Equity
BRN	Barnwell Industries, Inc. Common Stock	Equity
BRO	Brown & Brown, Inc. Common Stock	Equity

BRS	Bristow Group Inc. Common Stock	Equity
BRSS	Global Brass and Copper Holdings, Inc. Common Stock	Equity
BRT	BRT Realty Trust Common Stock	Equity
BRX	Brixmor Property Group Inc. Common Stock	Equity
BRZU	Direxion Daily Brazil Bull 3X Shares	ETF
BSAC	Banco Santander - Chile ADS	Equity
BSBR	Banco Santander Brasil SA American Depositary Shares, each representing one unit	Equity
BSCG	Guggenheim BulletShares 2016 Corporate Bond ETF	ETF
BSCH	Guggenheim BulletShares 2017 Corporate Bond ETF	ETF
BSCI	Guggenheim BulletShares 2018 Corporate Bond ETF	ETF
BSCJ	Guggenheim BulletShares 2019 Corporate Bond ETF	ETF
BSCK	Guggenheim BulletShares 2020 Corporate Bond ETF	ETF
BSCL	Guggenheim BulletShares 2021 Corporate Bond ETF	ETF
BSCM	Guggenheim BulletShares 2022 Corporate Bond ETF	ETF
BSCN	Guggenheim BulletShares 2023 Corporate Bond ETF	ETF
BSCO	Guggenheim BulletShares 2024 Corporate Bond ETF	ETF
BSCP	Guggenheim BulletShares 2025 Corporate Bond ETF	ETF
BSD	BlackRock Strategic Municipal Trust Inc. (The) Common Stock	Equity
BSE	Blackrock New York Municipal Income Quality Trust Common Shares of Beneficial Interest	Equity
BSET	Bassett Furniture Industries, Incorporated - Common Stock	Equity
BSF	Bear State Financial, Inc. - Common Stock	Equity
BSFT	BroadSoft, Inc. - Common Stock	Equity
BSJG	Guggenheim BulletShares 2016 High Yield Corporate Bond ETF	ETF
BSJH	Guggenheim BulletShares 2017 High Yield Corporate Bond ETF	ETF
BSJI	Guggenheim BulletShares 2018 High Yield Corporate Bond ETF	ETF
BSJJ	Guggenheim BulletShares 2019 High Yield Corporate Bond ETF	ETF
BSJK	Guggenheim BulletShares 2020 High Yield Corporate Bond ETF	ETF
BSJL	Guggenheim BulletShares 2021 High Yield Corporate Bond ETF	ETF
BSJM	Guggenheim BulletShares 2022 High Yield Corporate Bond ETF	ETF
BSJN	Guggenheim BulletShares 2023 High Yield Corporate Bond ETF	ETF
BSL	Blackstone GSO Senior Floating Rate Term Fund Common Shares of Beneficial Interest	Equity
BSM	Black Stone Minerals, L.P. Common units representing limited partner interests	Equity
BSMX	Grupo Financiero Santander Mexico S.A. B. de C.V. American Depositary Shares, each representing five Series B shares	Equity
BSPM	Biostar Pharmaceuticals, Inc. - Common Stock	Equity
BSQR	BSQUARE Corporation - Common Stock	Equity
BSRR	Sierra Bancorp - Common Stock	Equity
BST	BlackRock Science and Technology Trust Common Shares of Beneficial Interest	Equity
BSTC	BioSpecifics Technologies Corp - Common Stock	Equity
BSTG	Biostage, Inc. - Common Stock	Equity
BSV	Vanguard Short-Term Bond ETF	ETF
BSX	Boston Scientific Corporation Common Stock	Equity
BT	BT Group plc American Depositary Shares	Equity
BTA	BlackRock Long-Term Municipal Advantage Trust BlackRock Long-Term Municipal Advantage Trust Common Shares of Beneficial Interest	Equity
BTAL	QuantShares U.S. Market Neutral Anti Beta Fund ETF	ETF
BTE	Baytex Energy Corp	Equity
BTG	B2Gold Corp Common shares (Canada)	Equity
BTI	British American Tobacco Industries, p.l.c. Common Stock ADR	Equity
BTN	Ballantyne Strong, Inc. Common Stock	Equity
BTO	John Hancock Financial Opportunities Fund Common Stock	Equity

BTT	BlackRock Municipal 2030 Target Term Trust	Equity
BTX	BioTime, Inc. Common Stock	Equity
BTX/WS	BioTime, Inc. Warrant (Expiring 10/1/2018)	Equity
BTZ	BlackRock Credit Allocation Income Trust	Equity
BUD	Anheuser-Busch Inbev SA Sponsored ADR (Belgium)	Equity
BUFF	Blue Buffalo Pet Products, Inc. - Common Stock	Equity
BUI	BlackRock Utility and Infrastructure Trust Common Shares of Beneficial Interest	Equity
BUNL	DB German Bund Futures Exchange Traded Notes due March 31, 2021	Equity
BUNT	DB 3x German Bund Futures Exchange Traded Notes due March 31, 2021	Equity
BUR	Burcon NutraScience Corp - Ordinary Shares	Equity
BURL	Burlington Stores, Inc. Common Stock	Equity
BUSE	First Busey Corporation - Common Stock	Equity
BUZ	Sprott Buzz Social Media Insights ETF	ETF
BV	Bazaarvoice, Inc. - Common Stock	Equity
BVA	Cordia Bancorp Inc. - Common Stock	Equity
BVN	Buenaventura Mining Company Inc.	Equity
BVSN	BroadVision, Inc. - Common Stock	Equity
BVX	Bovie Medical Corporation Common Stock	Equity
BVXV	BiondVax Pharmaceuticals Ltd. - American Depositary Shares	Equity
BVXVW	BiondVax Pharmaceuticals Ltd. - Warrants	Equity
BW	Babcock & Wilcox Enterprises, Inc. Common Stock	Equity
BWA	BorgWarner Inc. Common Stock	Equity
BWEN	Broadwind Energy, Inc. - Common Stock	Equity
BWFG	Bankwell Financial Group, Inc. - Common Stock	Equity
BWG	Legg Mason BW Global Income Opportunities Fund Inc. Common Stock	Equity
BWINA	Baldwin & Lyons, Inc. - Class A (voting) Common Stock	Equity
BWINB	Baldwin & Lyons, Inc. - Class B (nonvoting) Common Stock	Equity
BWL/A	Bowl America, Inc. Class A Common Stock	Equity
BWLD	Buffalo Wild Wings, Inc. - Common Stock	Equity
BWP	Boardwalk Pipeline Partners LP Common Units	Equity
BWV	iPath Goldman Sachs Barclays Bank PLC iPath Exchange Traded Notes Linked to the CBOE S&P 500 BuyWrite Index Structured Product	Equity
BWX	SPDR Barclays Intl Treasury Bd	ETF
BWXT	BWX Technologies, Inc. Common Stock	Equity
BWZ	SPDR Barclays Short Term International Treasury Bond ETF	ETF
BX	The Blackstone Group L.P. Common Units Representing Limited Partnership Interests	Equity
BXC	Bluelinx Holdings Inc. Common Stock	Equity
BXE	Bellatrix Exploration Ltd Ordinary Shares (Canada)	Equity
BXMT	Blackstone Mortgage Trust, Inc. Common Stock	Equity
BXMX	Nuveen S&P 500 Buy-Write Income Fund Common Shares of Beneficial Interest	Equity
BXP	Boston Properties, Inc. Common Stock	Equity
BXPpB	Boston Properties, Inc. Depositary Shares, each representing 1/100th of a share of the Issuer's 5.25% Sockeries B Cumulative Redeemable Preferred St	Equity
BXS	BancorpSouth, Inc. Common Stock	Equity
BYBK	Bay Bancorp, Inc. - Common Stock	Equity
BYD	Boyd Gaming Corporation Common Stock	Equity
BYFC	Broadway Financial Corporation - Common Stock	Equity
BYLD	iShares Yield Optimized Bond ETF	ETF
BYM	Blackrock Municipal Income Quality Trust Common Shares of Beneficial Interest	Equity
BZF	WisdomTree Brazilian Real Strategy Fund	ETF
BZH	Beazer Homes USA, Inc. Common Stock	Equity

BZM	BlackRock Maryland Municipal Bond Trust Common shares of beneficial interest	Equity
BZQ	ProShares UltraShort MSCI Brazil Capped	ETF
BZUN	Baozun Inc. - American Depositary Shares	Equity
C	Citigroup, Inc. Common Stock	Equity
C/WS/A	Citigroup Inc. Warrants Class A expiring January 4, 2019	Equity
CA	CA Inc. - Common Stock	Equity
CAA	CalAtlantic Group, Inc. Common Stock	Equity
CAAS	China Automotive Systems, Inc. - Common Stock	Equity
CAB	Cabela's Inc Class A Common Stock	Equity
CABO	Cable One, Inc. Common Stock	Equity
CAC	Camden National Corporation - Common Stock	Equity
CACB	Cascade Bancorp - Common Stock	Equity
CACC	Credit Acceptance Corporation - Common Stock	Equity
CACI	CACI International, Inc. Class A Common Stock	Equity
CACQ	Caesars Acquisition Company - Class A Common Stock	Equity
CADC	China Advanced Construction Materials Group, Inc. - Common Stock	Equity
CADT	DT Asia Investments Limited - Ordinary Shares	Equity
CADTR	DT Asia Investments Limited - Right	Equity
CADTU	DT Asia Investments Limited - Unit	Equity
CADTW	DT Asia Investments Limited - Warrant	Equity
CAE	CAE Inc. Ordinary Shares	Equity
CAF	Morgan Stanley China A Share Fund Inc. Common Stock	Equity
CAFD	8point3 Energy Partners LP - Class A Shares	Equity
CAFE	iPath Pure Beta Coffee ETN	Equity
CAG	ConAgra Foods, Inc. Common Stock	Equity
CAH	Cardinal Health, Inc. Common Stock	Equity
CAI	CAI International, Inc. Common Stock	Equity
CAJ	Canon, Inc. American Depositary Shares	Equity
CAKE	The Cheesecake Factory Incorporated - Common Stock	Equity
CAL	Caleres, Inc. Common Stock	Equity
CALA	Calithera Biosciences, Inc. - Common Stock	Equity
CALD	Callidus Software, Inc. - Common Stock	Equity
CALI	China Auto Logistics Inc. - Common Stock	Equity
CALL	magicJack VocalTec Ltd - Ordinary Shares	Equity
CALM	Cal-Maine Foods, Inc. - Common Stock	Equity
CALX	Calix, Inc Common Stock	Equity
CAMP	CalAmp Corp. - Common Stock	Equity
CAMT	Camtek Ltd. - Ordinary Shares	Equity
CANE	Teucrium Sugar Fund ETV	ETF
CANF	Can-Fite Biopharma Ltd Sponsored ADR (Israel)	Equity
CAPE	Barclays ETN Schiller CAPE	Equity
CAPL	CrossAmerica Partners LP Common Units representing limited partner interests	Equity
CAPN	Capnia, Inc. - Common Stock	Equity
CAPNW	Capnia, Inc. - Series A Warrant	Equity
CAPR	Capricor Therapeutics, Inc. - Common Stock	Equity
CAPX	Elkhorn S&P 500 Capital Expenditures Portfolio	ETF
CAR	Avis Budget Group, Inc. - Common Stock	Equity
CARA	Cara Therapeutics, Inc. - Common Stock	Equity
CARB	Carbonite, Inc. - Common Stock	Equity
CARO	Carolina Financial Corporation - Common Stock	Equity
CART	Carolina Trust Bank - Common Stock	Equity

CARV	Carver Bancorp, Inc. - Common Stock	Equity
CARZ	First Trust NASDAQ Global Auto Index Fund	ETF
CAS	Castle (A.M.) & Co. Common Stock	Equity
CASC	Cascadian Therapeutics, Inc. - Common Shares	Equity
CASH	Meta Financial Group, Inc. - Common Stock	Equity
CASI	CASI Pharmaceuticals, Inc. - Common Stock	Equity
CASM	CAS Medical Systems, Inc. - Common Stock	Equity
CASS	Cass Information Systems, Inc - Common Stock	Equity
CASY	Caseys General Stores, Inc. - Common Stock	Equity
CAT	Caterpillar, Inc. Common Stock	Equity
CATB	Catabasis Pharmaceuticals, Inc. - Common Stock	Equity
CATH	Global X S&P 500 Catholic Values ETF	ETF
CATM	Cardtronics, Inc. - Common Stock	Equity
CATO	Cato Corporation (The) Class A Common Stock	Equity
CATY	Cathay General Bancorp - Common Stock	Equity
CATYW	Cathay General Bancorp - Warrant	Equity
CAVM	Cavium, Inc. - Common Stock	Equity
CAW	CCA Industries, Inc. Common Stock	Equity
CB	D/B/A Chubb Limited New Common Stock	Equity
CBA	ClearBridge American Energy MLP Fund Inc. Common Stock	Equity
CBAK	China BAK Battery, Inc. - Common Stock	Equity
CBAN	Colony Bankcorp, Inc. - Common Stock	Equity
CBAY	CymaBay Therapeutics Inc. - Common Stock	Equity
CBB	Cincinnati Bell Inc. Common Stock	Equity
CBBpB	Cincinnati Bell Inc. Preferred Stock	Equity
CBD	Companhia Brasileira de Distribuicao ADS	Equity
CBF	Capital Bank Financial Corp. - Class A Common Stock	Equity
CBFV	CB Financial Services, Inc. - Common Stock	Equity
CBG	CBRE Group Inc Common Stock Class A	Equity
CBI	Chicago Bridge & Iron Company N.V. Common Stock	Equity
CBIO	Catalyst Biosciences, Inc. - Common Stock	Equity
CBK	Christopher & Banks Corporation Common Stock	Equity
CBL	CBL & Associates Properties, Inc. Common Stock	Equity
CBLI	Cleveland BioLabs, Inc. - Common Stock	Equity
CBLpD	CBL & Associates Properties, Inc. Dep Shares Repstg 1/10th Preferred Series D	Equity
CBLpE	CBL & Associates Properties, Inc. Depositary Shs Repstg 1/10 6.625% Ser E Cum Redeemable (Pfd Stk)	Equity
CBM	Cambrex Corporation Common Stock	Equity
CBMG	Cellular Biomedicine Group, Inc. - Common Stock	Equity
CBMX	CombiMatrix Corporation - Common Stock	Equity
CBMXW	CombiMatrix Corporation - Warrant	Equity
CBND	SPDR Barclays Issuer Scored Corporate Bond ETF	ETF
CBNK	Chicopee Bancorp, Inc. - Common Stock	Equity
CBO	CBO (Listing Market - NYSE - Networks A/E) Common Stock	Equity
CBOE	CBOE Holdings, Inc. - Common Stock	Equity
CBON	VanEck Vectors ChinaAMC China Bond ETF	ETF
CBPO	China Biologic Products, Inc. - Common Stock	Equity
CBPX	Continental Building Products, Inc. Common Stock	Equity
CBR	Ciber, Inc. Common Stock	Equity
CBRL	Cracker Barrel Old Country Store, Inc. - Common Stock	Equity
CBS	CBS Corporation Class B Common Stock	Equity

CBS/A	CBS Corporation CBS Corporation Class A Common Stock	Equity
CBSH	Commerce Bancshares, Inc. - Common Stock	Equity
CBSHP	Commerce Bancshares, Inc. - Depositary Shares, each representing a 1/1000th interest of 6.00% Series B Non-Cumulative Perpetual Preferred Stock	Equity
CBT	Cabot Corporation Common Stock	Equity
CBU	Community Bank System, Inc. Common Stock	Equity
CBX	CBX (Listing Market NYSE Networks AE) Common Stock	Equity
CBYL	Carbylan Therapeutics, Inc. - Common Stock	Equity
CBZ	CBIZ, Inc. Common Stock	Equity
CC	Chemours Company (The) Common Stock	Equity
CCA	MFS California Municipal Fund Common Shares of Beneficial Interest	Equity
CCBG	Capital City Bank Group - Common Stock	Equity
CCC	Calgon Carbon Corporation Common Stock	Equity
CCCL	China Ceramics Co., Ltd. - Common Stock	Equity
CCCR	China Commercial Credit, Inc. - Common Stock	Equity
CCD	Calamos Dynamic Convertible & Income Fund - Common Shares	Equity
CCE	Coca-Cola European Partners plc Ordinary Shares	Equity
CCF	Chase Corporation Common Stock	Equity
CCI	Crown Castle International Corp. (REIT) Common Stock	Equity
CCIH	ChinaCache International Holdings Ltd. - American Depositary Shares	Equity
CCIpA	Crown Castle International Corp. (REIT) Mandatory Conv Pfd Stk Series A	Equity
CCJ	Cameco Corporation Common Stock	Equity
CCK	Crown Holdings, Inc.	Equity
CCL	Carnival Corporation Common Stock	Equity
CCLP	CSI Compressco LP - common units	Equity
CCM	Concord Medical Services Holdings Limited ADS (Each represents three ordinary shares)	Equity
CCMP	Cabot Microelectronics Corporation - Common Stock	Equity
CCNE	CNB Financial Corporation - Common Stock	Equity
CCO	Clear Channel Outdoor Holdings, Inc. Clear Channel Outdoor Holdings, Inc. Class A Common Stock	Equity
CCOI	Cogent Communications Holdings, Inc. - Common Stock	Equity
CCP	Care Capital Properties, Inc. Common Stock	Equity
CCRC	China Customer Relations Centers, Inc. - Ordinary Shares	Equity
CCRN	Cross Country Healthcare, Inc. - Common Stock	Equity
CCS	Century Communities, Inc. Common Stock	Equity
CCU	Compania Cervecerias Unidas, S.A. Common Stock	Equity
CCUR	Concurrent Computer Corporation - Common Stock	Equity
CCV	Comcast Corporation 5.00% Notes due 2061	Equity
CCX	WisdomTree Commodity Currency Strategy Fund	ETF
CCXE	WisdomTree Commodity Country Equity Index	ETF
CCXI	ChemoCentryx, Inc. - Common Stock	Equity
CCZ	Comcast Holdings ZONES	Equity
CDC	Victory CEMP US EQ Income Enhanced Volatility Wtd Index ETF	ETF
CDE	Coeur Mining, Inc. Common Stock	Equity
CDI	CDI Corporation Common Stock	Equity
CDK	CDK Global, Inc. - Common Stock	Equity
CDL	Victory CEMP US Large Cap High Div Volatility Wtd Index ETF	ETF
CDNA	CareDx, Inc. - Common Stock	Equity
CDNS	Cadence Design Systems, Inc. - Common Stock	Equity
CDOR	Condor Hospitality Trust, Inc. - Common Stock	Equity
CDR	Cedar Realty Trust, Inc. Common Stock	Equity

CDRpB	Cedar Realty Trust, Inc. 7.25% Series B Cumulative Redeemable Preferred Stock	Equity
CDTI	Clean Diesel Technologies, Inc. - Common Stock	Equity
CDTX	Cidara Therapeutics, Inc. - Common Stock	Equity
CDW	CDW Corporation - Common Stock	Equity
CDXC	ChromaDex Corporation - Common Stock	Equity
CDXS	Codexis, Inc. - Common Stock	Equity
CDZI	Cadiz, Inc. - Common Stock	Equity
CE	Celanese Corporation Celanese Corporation Series A Common Stock	Equity
CEA	China Eastern Airlines Corporation Ltd. Common Stock	Equity
CEB	CEB Inc. Common Stock	Equity
CECE	CECO Environmental Corp. - Common Stock	Equity
CECO	Career Education Corporation - Common Stock	Equity
CEE	Central Europe, Russia and Turkey Fund, Inc. (The) Common Stock	Equity
CEF	Central Fund of Canada Limited Common Stock	Equity
CEFL	ETRACS Monthly Pay 2X Leveraged Closed-End Fund ETN	Equity
CEL	Cellcom Israel, Ltd. Ordinary Shares	Equity
CELG	Celgene Corporation - Common Stock	Equity
CELGZ	Celgene Corporation - Contingent Value Right	Equity
CELP	Cypress Energy Partners, L.P. Common Units representing limited partner interests	Equity
CEM	ClearBridge Energy MLP Fund Inc. Common Stock	Equity
CEMB	iShares Emerging Markets Corporate Bond ETF	ETF
CEMI	Chembio Diagnostics, Inc. - Common Stock	Equity
CEMP	Cempra, Inc. - Common Stock	Equity
CEN	Center Coast MLP & Infrastructure Fund Common Shares of Beneficial Interest	Equity
CENT	Central Garden & Pet Company - Common Stock	Equity
CENTA	Central Garden & Pet Company - Class A Common Stock Nonvoting	Equity
CENX	Century Aluminum Company - Common Stock	Equity
CEO	CNOOC Limited Common Stock	Equity
CEQP	Crestwood Equity Partners LP	Equity
CERC	Cerecor Inc. - Common Stock	Equity
CERCW	Cerecor Inc. - Class A Warrants	Equity
CERCZ	Cerecor Inc. - Class B Warrants	Equity
CERE	Ceres, Inc. - Common Stock	Equity
CERN	Cerner Corporation - Common Stock	Equity
CERS	Cerus Corporation - Common Stock	Equity
CERU	Cerulean Pharma Inc. - Common Stock	Equity
CET	Central Securities Corporation Common Stock	Equity
CETC	Hongli Clean Energy Technologies Corp. - Common Stock	Equity
CETV	Central European Media Enterprises Ltd. - Class A Common Stock	Equity
CETX	Cemtrex Inc. - Common Stock	Equity
CEV	Eaton Vance California Municipal Income Trust Shares of Beneficial Interest	Equity
CEVA	CEVA, Inc. - Common Stock	Equity
CEW	WisdomTree Emerging Currency Strategy Fund	ETF
CEZ	Victory CEMP Emerging Market Volatility Wtd Index ETF	ETF
CF	CF Industries Holdings, Inc. Common Stock	Equity
CFA	Victory CEMP US 500 Volatility Wtd Index ETF	ETF
CFBK	Central Federal Corporation - Common Stock	Equity
CFCB	Centrue Financial Corporation - Common Stock	Equity
CFCOU	CF Corporation - Units	Equity
CFCpA	Countrywide Capital IV (New) 6.75% Trust Pfd Securities	Equity
CFCpB	Countrywide Capital V (New) 7.00% Capital Securities	Equity

CFD	Nuveen Diversified Commodity Fund Common Units of Beneficial Interest	Equity
CFFI	C&F Financial Corporation - Common Stock	Equity
CFFN	Capitol Federal Financial, Inc. - Common Stock	Equity
CFG	Citizens Financial Group, Inc. Common Stock	Equity
CFGE	Calamos Focus Growth ETF	ETF
CFI	Culp, Inc. Common Stock	Equity
CFMS	ConforMIS, Inc. - Common Stock	Equity
CFNB	California First National Bancorp - Common Stock	Equity
CFNL	Cardinal Financial Corporation - Common Stock	Equity
CFO	Victory CEMP US 500 Enhanced Volatility Wtd Index ETF	ETF
CFR	Cullen/Frost Bankers, Inc. Common Stock	Equity
CFRpA	Cullen/Frost Bankers, Inc. Perpetual Preferred Series A	Equity
CFRX	ContraFect Corporation - Common Stock	Equity
CFRXW	ContraFect Corporation - Warrant	Equity
CFX	Colfax Corporation Common Stock	Equity
CG	The Carlyle Group L.P. - Common Units	Equity
CGA	China Green Agriculture, Inc. Common Stock	Equity
CGEN	Compugen Ltd. - Ordinary Shares	Equity
CGG	CGG	Equity
CGI	Celadon Group, Inc. Common Stock	Equity
CGIX	Cancer Genetics, Inc. - Common Stock	Equity
CGNT	Cogentix Medical, Inc. - Common Stock	Equity
CGNX	Cognex Corporation - Common Stock	Equity
CGO	Calamos Global Total Return Fund - Common Stock	Equity
CGW	Guggenheim S&P Global Water	ETF
CH	Aberdeen Chile Fund, Inc. (The) Common Stock	Equity
CHA	China Telecom Corp Ltd ADS	Equity
CHAD	Direxion Daily CSI 300 China A Shares Bear 1X Shares	ETF
CHAU	Direxion Daily CSI 300 China A Share Bull 2X Shares	ETF
CHCI	Comstock Holding Companies, Inc. - Class A Common Stock	Equity
CHCO	City Holding Company - Common Stock	Equity
CHCT	Community Healthcare Trust Incorporated Common Stock	Equity
CHD	Church & Dwight Company, Inc. Common Stock	Equity
CHDN	Churchill Downs, Incorporated - Common Stock	Equity
CHE	Chemed Corp	Equity
CHEF	The Chefs' Warehouse, Inc. - Common Stock	Equity
CHEK	Check-Cap Ltd. - Ordinary Share	Equity
CHEKW	Check-Cap Ltd. - Series A Warrant	Equity
CHEP	QuantShares U.S. Market Neutral Value Fund ETF	ETF
CHFC	Chemical Financial Corporation - Common Stock	Equity
CHFN	Charter Financial Corp. - Common Stock	Equity
CHGG	Chegg, Inc. Common Stock	Equity
CHH	Choice Hotels International, Inc. Common Stock	Equity
CHI	Calamos Convertible Opportunities and Income Fund - Common Stock	Equity
CHIE	Global X China Energy ETF	ETF
CHII	Global X China Industrials ETF	ETF
CHIM	Global X China Materials ETF	ETF
CHIQ	Global X China Consumer ETF	ETF
CHIX	Global X China Financials ETF	ETF
CHK	Chesapeake Energy Corporation Common Stock	Equity
CHKE	Cherokee Inc. - Common Stock	Equity

CHKP	Check Point Software Technologies Ltd. - Ordinary Shares	Equity
CHKpD	Chesapeake Energy Corporation Convertible Preferred	Equity
CHKR	Chesapeake Granite Wash Trust Common Units representing beneficial interests in the Trust	Equity
CHL	China Mobile Limited Common Stock	Equity
CHMA	Chiasma, Inc. - Common Stock	Equity
CHMG	Chemung Financial Corp - Common Stock	Equity
CHMI	Cherry Hill Mortgage Investment Corporation Common Stock	Equity
CHMT	Chemtura Corp. Common Stock	Equity
CHN	China Fund, Inc. (The) Common Stock	Equity
CHNR	China Natural Resources, Inc. - Common Stock	Equity
CHOC	iPath Pure Beta Cocoa ETN	Equity
CHRS	Coherus BioSciences, Inc. - Common Stock	Equity
CHRW	C.H. Robinson Worldwide, Inc. - Common Stock	Equity
CHS	Chico's FAS, Inc. Common Stock	Equity
CHSCL	CHS Inc - Class B Cumulative Redeemable Preferred Stock, Series 4	Equity
CHSCM	CHS Inc - Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 3	Equity
CHSCN	CHS Inc - Preferred Class B Series 2 Reset Rate	Equity
CHSCO	CHS Inc - Class B Cumulative Redeemable Preferred Stock	Equity
CHSCP	CHS Inc - 8% Cumulative Redeemable Preferred Stock	Equity
CHSP	Chesapeake Lodging Trust Common Shares of Beneficial Interest	Equity
CHSPpA	Chesapeake Lodging Trust 7.75% Series A Cumulative Redeemable Preferred Shares	Equity
CHT	Chunghwa Telecom Co., Ltd.	Equity
CHTR	Charter Communications, Inc. - Class A Common Stock	Equity
CHU	China Unicom (Hong Kong) Ltd Common Stock	Equity
CHUY	Chuy's Holdings, Inc. - Common Stock	Equity
CHW	Calamos Global Dynamic Income Fund - Common Stock	Equity
CHY	Calamos Convertible and High Income Fund - Common Stock	Equity
CI	Cigna Corporation Common Stock	Equity
CIA	Citizens, Inc. Class A Common Stock ($1.00 Par)	Equity
CIB	BanColombia S.A. Common Stock	Equity
CIBR	First Trust NASDAQ Cybersecurity ETF	ETF
CID	Victory CEMP International High Div Volatility Wtd Index ETF	ETF
CIDM	Cinedigm Corp - Class A Common Stock	Equity
CIE	Cobalt International Energy, Inc. COBALT INTERNATIONAL ENERGY, INC.	Equity
CIEN	Ciena Corporation Common Stock	Equity
CIF	MFS Intermediate High Income Fund Common Stock	Equity
CIFC	CIFC LLC - Common Stock	Equity
CIG	Comp En De Mn Cemig ADS American Depositary Shares	Equity
CIG/C	Comp En De Mn Cemig ADS American Depositary Receipts	Equity
CIGI	Colliers International Group Inc. - Subordinate Voting Shares	Equity
CII	Blackrock Capital and Income Fund, Inc.	Equity
CIK	Credit Suisse Asset Management Income Fund, Inc. Common Stock	Equity
CIL	Victory CEMP International Volatility Wtd Index ETF	ETF
CIM	Chimera Investment Corporation Common Stock	Equity
CINF	Cincinnati Financial Corporation - Common Stock	Equity
CINR	Ciner Resources LP Common Units representing Limited Partner Interests	Equity
CIO	City Office REIT, Inc. Common Stock	Equity
CIR	CIRCOR International, Inc. Common Stock	Equity
CISG	CNinsure Inc. - American depositary shares, each representing 20 ordinary shares	Equity
CIT	CIT Group Inc (DEL) Common Stock	Equity
CIU	iShares Intermediate Credit Bond ETF	ETF

CIVB	Civista Bancshares, Inc. - Common Stock	Equity
CIVBP	Civista Bancshares, Inc. - Depositary Shares Each Representing a 1/40th Interest in a 6.50% Noncumulative Redeemable Convertible Perpetual Preferred Share, Series B	Equity
CIVI	Civitas Solutions, Inc. Common Stock	Equity
CIX	CompX International Inc. Common Stock	Equity
CIZ	Victory CEMP Developed Enhanced Volatility Wtd Index ETF	ETF
CIZN	Citizens Holding Company - Common Stock	Equity
CJES	C&J Energy Services, Ltd. Common Stock	Equity
CJJD	China Jo-Jo Drugstores, Inc. - Common Stock	Equity
CJNK	SPDR BofA Merrill Lynch Crossover Corporate Bond ETF	ETF
CKEC	Carmike Cinemas, Inc. - Common Stock	Equity
CKH	SEACOR Holdings Inc. Common Stock	Equity
CKX	CKX Lands, Inc. Common Stock	Equity
CL	Colgate-Palmolive Company Common Stock	Equity
CLA	Capitala Finance Corp. 7.125% Notes due 2021	Equity
CLAC	Capitol Acquisition Corp. III - Common Stock	Equity
CLACU	Capitol Acquisition Corp. III - Unit	Equity
CLACW	Capitol Acquisition Corp. III - Warrants	Equity
CLAW	Direxion Daily Homebuilders & Supplies Bear 3X Shares	ETF
CLB	Core Laboratories N.V. Common Stock	Equity
CLBH	Carolina Bank Holdings Inc. - Common Stock	Equity
CLBS	Caladrius Biosciences, Inc. - Common Stock	Equity
CLC	CLARCOR Inc. Common Stock	Equity
CLCD	CoLucid Pharmaceuticals, Inc. - Common Stock	Equity
CLCT	Collectors Universe, Inc. - Common Stock	Equity
CLD	Cloud Peak Energy Inc Common Stock	Equity
CLDT	Chatham Lodging Trust (REIT) Common Shares of Beneficial Interest	Equity
CLDX	Celldex Therapeutics, Inc. - Common Stock	Equity
CLF	Cliffs Natural Resources Inc Common Stock	Equity
CLFD	Clearfield, Inc. - Common Stock	Equity
CLGX	CoreLogic, Inc. Common Stock	Equity
CLH	Clean Harbors, Inc. Common Stock	Equity
CLI	Mack-Cali Realty Corporation Common Stock	Equity
CLIR	ClearSign Combustion Corporation - Common Stock	Equity
CLLS	Cellectis S.A. - American Depositary Shares	Equity
CLM	Cornerstone Strategic Value Fund, Inc. New Common Stock	Equity
CLMS	Calamos Asset Management, Inc. - Class A Common Stock	Equity
CLMT	Calumet Specialty Products Partners, L.P. - Common units representing limited partner interests	Equity
CLNE	Clean Energy Fuels Corp. - Common Stock	Equity
CLNT	Cleantech Solutions International, Inc. - Common Stock	Equity
CLNY	Colony Capital, Inc. Class A Common Stock	Equity
CLNYpA	Colony Capital Inc. Cum Red Perp Pfd Ser A %	Equity
CLNYpB	Colony Capital, Inc. Perp Pfd Ser B %	Equity
CLNYpC	Colony Capital, Inc 7.125% Series C Cumulative Redeemable Perpetual Preferred Stock	Equity
CLR	Continental Resources, Inc. Common Stock	Equity
CLRB	Cellectar Biosciences, Inc. - Common Stock	Equity
CLRBW	Cellectar Biosciences, Inc. - Warrants	Equity
CLRBZ	Cellectar Biosciences, Inc. - Series A Warrants	Equity
CLRO	ClearOne, Inc. - Common Stock	Equity
CLS	Celestica, Inc. Common Stock	Equity

CLSD	Clearside Biomedical, Inc. - Common Stock	Equity
CLSN	Celsion Corporation - Common Stock	Equity
CLUB	Town Sports International Holdings, Inc. - Common Stock	Equity
CLVS	Clovis Oncology, Inc. - Common Stock	Equity
CLW	Clearwater Paper Corporation Common Stock	Equity
CLWT	Euro Tech Holdings Company Limited - Ordinary Shares	Equity
CLX	Clorox Company (The) Common Stock	Equity
CLY	iShares 10 Year Credit Bond ETF	ETF
CLYH	iShares Interest Rate Hedged 10 Year Credit Bond ETF	ETF
CM	Canadian Imperial Bank of Commerce Common Stock	Equity
CMA	Comerica Incorporated Common Stock	Equity
CMA/WS	Comerica Incorporated Warrant expiring November 14, 2018	Equity
CMBS	iShares CMBS Bond ETF	ETF
CMC	Commercial Metals Company Common Stock	Equity
CMCM	Cheetah Mobile Inc. American Depositary Shares, each representing 10 Class Ordinary Shares	Equity
CMCO	Columbus McKinnon Corporation - Common Stock	Equity
CMCSA	Comcast Corporation - Class A Common Stock	Equity
CMCT	CIM Commercial Trust Corporation - Common Stock	Equity
CMD	ProShares UltraShort Bloomberg Commodity	ETF
CMDT	iShares Commodity Optimized Trust	ETF
CME	CME Group Inc. - Class A Common Stock	Equity
CMF	iShares California Muni Bond ETF	ETF
CMFN	CM Finance Inc - Common Stock	Equity
CMG	Chipotle Mexican Grill, Inc. Common Stock	Equity
CMI	Cummins Inc. Common Stock	Equity
CMLS	Cumulus Media Inc. - Common Stock	Equity
CMN	Cantel Medical Corp. Common Stock	Equity
CMO	Capstead Mortgage Corporation Common Stock	Equity
CMOpE	Capstead Mortgage Corporation Pfd Ser E	Equity
CMP	Compass Minerals Intl Inc Common Stock	Equity
CMPR	Cimpress N.V - Ordinary Shares (The Netherlands)	Equity
CMRE	Costamare Inc. Common Stock $0.0001 par value	Equity
CMREpB	Costamare Inc. Perpetual Preferred Stock Series B (Marshall Islands)	Equity
CMREpC	Costamare Inc. Perpetual Preferred Series C (Marshall Islands)	Equity
CMREpD	Costamare Inc. 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock	Equity
CMRX	Chimerix, Inc. - Common Stock	Equity
CMS	CMS Energy Corporation Common Stock	Equity
CMSpB	CMS Energy Corporation Preferred Stock	Equity
CMT	Core Molding Technologies Inc Common Stock	Equity
CMTL	Comtech Telecommunications Corp. - Common Stock	Equity
CMU	MFS Municipal Income Trust Common Stock	Equity
CN	Deutsche X-trackers MSCI All China Equity ETF	ETF
CNA	CNA Financial Corporation Common Stock	Equity
CNAT	Conatus Pharmaceuticals Inc. - Common Stock	Equity
CNBKA	Century Bancorp, Inc. - Class A Common Stock	Equity
CNC	Centene Corporation Common Stock	Equity
CNCE	Concert Pharmaceuticals, Inc. - Common Stock	Equity
CNCO	Cencosud S.A. American Depositary Shares (Each representing three Common Shares)	Equity
CNCR	Loncar Cancer Immunotherapy ETF	ETF
CNDA	IQ Canada Small Cap ETF	ETF
CNDF	iShares Edge MSCI Multifactor Consumer Discretionary ETF	ETF

CNET	ChinaNet Online Holdings, Inc. - Common Stock	Equity
CNFR	Conifer Holdings, Inc. - Common Stock	Equity
CNHI	CNH Industrial N.V. Common Shares	Equity
CNHX	CSOP MSCI China A International Hedged ETF	ETF
CNI	Canadian National Railway Company Common Stock	Equity
CNIT	China Information Technology, Inc. - Ordinary Shares	Equity
CNK	Cinemark Holdings Inc Cinemark Holdings, Inc. Common Stock	Equity
CNLM	CB Pharma Acquisition Corp. - Ordinary Shares	Equity
CNLMR	CB Pharma Acquisition Corp. - Rights	Equity
CNLMU	CB Pharma Acquisition Corp. - Units	Equity
CNLMW	CB Pharma Acquisition Corp. - Warrants	Equity
CNMD	CONMED Corporation - Common Stock	Equity
CNNX	Cone Midstream Partners LP Common Units representing limited partner interests	Equity
CNO	CNO Financial Group, Inc. Common Stock	Equity
CNOB	ConnectOne Bancorp, Inc. - Common Stock	Equity
CNP	CenterPoint Energy, Inc (Holding Co) Common Stock	Equity
CNQ	Canadian Natural Resources Limited Common Stock	Equity
CNR	China Metro-Rural Holdings Limited	Equity
CNS	Cohn & Steers Inc Common Stock	Equity
CNSF	iShares Edge MSCI Multifactor Consumer Staples ETF	ETF
CNSL	Consolidated Communications Holdings, Inc. - Common Stock	Equity
CNTF	China TechFaith Wireless Communication Technology Limited - American Depositary Shares, each representing 75 ordinary shares	Equity
CNTR	PowerShares Contrarian Opportunities Portfolio	ETF
CNTY	Century Casinos, Inc. - Common Stock	Equity
CNV	Cnova N.V. - Ordinary Shares	Equity
CNX	CONSOL Energy Inc. Common Stock	Equity
CNXC	CNX Coal Resources LP Common Units representing limited partner interests	Equity
CNXR	Connecture, Inc. - Common Stock	Equity
CNXT	VanEck Vectors ChinaAMC SME-ChNext ETF	ETF
CNY	Market Vectors Chinese Renminbi/USD ETN	Equity
CNYA	iShares MSCI China A ETF	ETF
CNYD	China Yida Holding, Co. - Common Stock	Equity
CO	China Cord Blood Corporation Common Stock	Equity
COB	CommunityOne Bancorp - Common Stock	Equity
COBO	ProShares USD Covered Bond	ETF
COBZ	CoBiz Financial Inc. - Common Stock	Equity
CODI	Compass Diversified Holdings Shares of Beneficial Interest	Equity
COE	China Online Education Group American depositary shares, each representing 15 Class A ordinary shares	Equity
COF	Capital One Financial Corporation Common Stock	Equity
COF/WS	Capital One Financial Corporation Warrants expiring November 14, 2018	Equity
COFpC	Capital One Financial Corp Depository Shares Representing 1/40th Int Perp Pfd Ser C%	Equity
COFpD	Capital One Financial Corp Depository Shares Representing 1/40th Interest Perpetual Preferred Series D	Equity
COFpF	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series F	Equity
COFpP	Capital One Financial Corp Pfd Ser B	Equity
COG	Cabot Oil & Gas Corporation Common Stock	Equity
COH	Coach, Inc. Common Stock	Equity
COHR	Coherent, Inc. - Common Stock	Equity

COHU	Cohu, Inc. - Common Stock	Equity
COKE	Coca-Cola Bottling Co. Consolidated - Common Stock	Equity
COL	Rockwell Collins, Inc. Common Stock	Equity
COLB	Columbia Banking System, Inc. - Common Stock	Equity
COLL	Collegium Pharmaceutical, Inc. - Common Stock	Equity
COLM	Columbia Sportswear Company - Common Stock	Equity
COMM	CommScope Holding Company, Inc. - Common Stock	Equity
COMT	iShares Commodities Select Strategy ETF	ETF
CONE	CyrusOne Inc - Common Stock	Equity
CONN	Conn's, Inc. - Common Stock	Equity
COO	Cooper Companies, Inc. (The) Common Stock	Equity
COOL	Majesco Entertainment Company - Common Stock	Equity
COP	ConocoPhillips Common Stock	Equity
COPX	Global X Copper Miners ETF	ETF
COR	CoreSite Realty Corporation Common Stock	Equity
CORE	Core-Mark Holding Company, Inc. - Common Stock	Equity
CORI	Corium International, Inc. - Common Stock	Equity
CORN	Teucrium Corn Fund ETV	ETF
CORP	Pimco Investment Grade Corporate Bond Index Exchange-Traded Fund	ETF
CORpA	CoreSite Realty Corporation Pfd Ser A	Equity
CORR	CorEnergy Infrastructure Trust, Inc. Common Stock	Equity
CORRpA	CorEnergy Infrastructure Trust, Inc. Depositary Shares, each representing a 1/100th fractional interest of a share of 7.375% Series A Cumulative Redeemable Preferred Stock	Equity
CORT	Corcept Therapeutics Incorporated - Common Stock	Equity
COSI	Cosi, Inc. - Common Stock	Equity
COST	Costco Wholesale Corporation - Common Stock	Equity
COT	Cott Corporation Common Stock	Equity
COTV	Cotiviti Holdings, Inc. Common Stock	Equity
COTY	Coty Inc. Class A Common Stock	Equity
COVS	Covisint Corporation - Common Stock	Equity
COW	iPath Bloomberg Livestock Total Return Sub-Index ETN	Equity
COWN	Cowen Group, Inc. - Class A Common Stock	Equity
COWNL	Cowen Group, Inc. - 8.25% Senior Notes due 2021	Equity
COYN	COPsync, Inc. - Common Stock	Equity
COYNW	COPsync, Inc. - Warrant	Equity
CP	Canadian Pacific Railway Limited Common Stock	Equity
CPA	Copa Holdings, S.A. Copa Holdings, S.A. Class A Common Stock	Equity
CPAC	Cementos Pacasmayo S.A.A. American Depositary Shares, each representing five Common Shares	Equity
CPAH	CounterPath Corporation - Common Stock	Equity
CPB	Campbell Soup Company Common Stock	Equity
CpC	Citigroup Inc. Depositary Shares representing 1/1000 Series C Noncumulative Preferred Stock (United States)	Equity
CPE	Callon Petroleum Company Common Stock	Equity
CPEpA	Callon Petroleum Company Preferred Shares Series A 10%	Equity
CPER	United States Copper Index Fund ETV	ETF
CPF	Central Pacific Financial Corp New	Equity
CPG	Crescent Point Energy Corporation Ordinary Shares (Canada)	Equity
CPGX	Columbia Pipeline Group, Inc. Common Stock	Equity
CPHC	Canterbury Park Holding Corporation - Common Stock	Equity
CPHD	CEPHEID - Common Stock	Equity

CPHI	China Pharma Holdings, Inc. Common Stock	Equity
CPHR	Cipher Pharmaceuticals Inc. - Common Shares	Equity
CPI	IQ Real Return ETF	ETF
CPIX	Cumberland Pharmaceuticals Inc. - Common Stock	Equity
CpJ	Citigroup Inc. Dep Shs Repstg 1/1000 Pfd Ser J Fixed/Fltg	Equity
CpK	Citigroup Inc. Dep Shs Repstg 1/1000th Pfd Ser K	Equity
CPK	Chesapeake Utilities Corporation Common Stock	Equity
CpL	Citigroup Inc. Depositary Share representing 1/1000 interest in a share of noncumulative series L	Equity
CPL	CPFL Energia S.A. CPFL Energia S.A. American Depositary Shares	Equity
CPLA	Capella Education Company - Common Stock	Equity
CPLP	Capital Product Partners L.P. - common units representing limited partner interests	Equity
CpN	Citigroup Capital VIII 7.875% Fixed rate Floating Rate trust Preferred Securities (TruPS)	Equity
CPN	Calpine Corporation Common Stock	Equity
CpP	Citigroup Inc. Dep Shs Repstg 1/1000th Pfd Ser AA	Equity
CPPL	Columbia Pipeline Partners LP Common Units representing Limited Partner Interests	Equity
CPRT	Copart, Inc. - Common Stock	Equity
CPRX	Catalyst Pharmaceuticals, Inc. - Common Stock	Equity
CpS	Citigroup Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 6.300% Noncumulative Preferred Stock, Series S	Equity
CPS	Cooper-Standard Holdings Inc. Common Stock	Equity
CPSH	CPS Technologies Corp. - Common Stock	Equity
CPSI	Computer Programs and Systems, Inc. - Common Stock	Equity
CPSS	Consumer Portfolio Services, Inc. - Common Stock	Equity
CPST	Capstone Turbine Corporation - Common Stock	Equity
CPT	Camden Property Trust Common Stock	Equity
CPTA	Capitala Finance Corp. - Common Stock	Equity
CPXX	Celator Pharmaceuticals Inc. - Common Stock	Equity
CQH	Cheniere Energy Partners LP Holdings, LLC Common Shares	Equity
CQP	Cheniere Energy Partners, LP Cheniere Energy Partners, LP Common Units	Equity
CQQQ	Guggenheim China Technology ETF	ETF
CR	Crane Company Common Stock	Equity
CRAI	CRA International,Inc. - Common Stock	Equity
CRAK	VanEck Vectors Oil Refiners ETF	ETF
CRAY	Cray Inc - Common Stock	Equity
CRBN	iShares MSCI ACWI Low Carbon Target ETF	ETF
CRBP	Corbus Pharmaceuticals Holdings, Inc. - Common Stock	Equity
CRC	California Resources Corporation Common Stock	Equity
CRCM	Care.com, Inc. Common Stock	Equity
CRD/A	Crawford & Company Common Stock	Equity
CRD/B	Crawford & Company Common Stock	Equity
CRDS	Crossroads Systems, Inc. - Common Stock	Equity
CRDT	WisdomTree Strategic Corporate Bond Fund	ETF
CRED	iShares Core U.S. Credit Bond ETF	ETF
CREE	Cree, Inc. - Common Stock	Equity
CREG	China Recycling Energy Corporation - Common Stock	Equity
CRESY	Cresud S.A.C.I.F. y A. - American Depositary Shares, each representing ten shares of Common Stock	Equity
CRF	Cornerstone Total Return Fund, Inc. (The) Common Stock	Equity
CRH	CRH PLC American Depositary Shares	Equity
CRHM	CRH Medical Corporation Common Shares of Beneficial Interest	Equity

CRI	Carter's, Inc. Common Stock	Equity
CRIS	Curis, Inc. - Common Stock	Equity
CRK	Comstock Resources, Inc. Common Stock	Equity
CRL	Charles River Laboratories International, Inc. Common Stock	Equity
CRM	Salesforce.com Inc Common Stock	Equity
CRMD	CorMedix Inc Common Stock	Equity
CRME	Cardiome Pharma Corporation - Ordinary Shares (Canada)	Equity
CRMT	America's Car-Mart, Inc. - Common Stock	Equity
CRNT	Ceragon Networks Ltd. - Ordinary Shares	Equity
CROC	ProShares UltraShort Australian Dollar	ETF
CROP	IQ Global Agribusiness Small Cap ETF	ETF
CROX	Crocs, Inc. - Common Stock	Equity
CRR	Carbo Ceramics, Inc. Common Stock	Equity
CRS	Carpenter Technology Corporation Common Stock	Equity
CRT	Cross Timbers Royalty Trust Common Stock	Equity
CRTN	Cartesian, Inc. - Common Stock	Equity
CRTO	Criteo S.A. - American Depositary Shares	Equity
CRUS	Cirrus Logic, Inc. - Common Stock	Equity
CRVL	CorVel Corp. - Common Stock	Equity
CRVP	Crystal Rock Holdings, Inc. Class A Common Stock	Equity
CRVS	Corvus Pharmaceuticals, Inc. - Common Stock	Equity
CRWS	Crown Crafts, Inc. - Common Stock	Equity
CRY	CryoLife, Inc. Common Stock	Equity
CRZO	Carrizo Oil & Gas, Inc. - Common Stock	Equity
CS	Credit Suisse Group American Depositary Shares	Equity
CSA	Victory CEMP US Small Cap Volatility Wtd Index ETF	ETF
CSAL	Communications Sales & Leasing,Inc. - Common Stock	Equity
CSB	Victory CEMP US Small Cap High Div Volatility Wtd Index ETF	ETF
CSBK	Clifton Bancorp Inc. - Common Stock	Equity
CSBR	Champions Oncology, Inc. - Common Stock	Equity
CSC	Computer Sciences Corporation Common Stock	Equity
CSCD	Cascade Microtech, Inc. - Common Stock	Equity
CSCO	Cisco Systems, Inc. - Common Stock	Equity
CSCR	Credit Suisse X-Links Commodity Rotation ETNs due June 15, 2033	Equity
CSD	Guggenheim S&P Spin-Off ETF	ETF
CSF	Victory CEMP US Discovery Enhanced Volatility Wtd Index ETF	ETF
CSFL	CenterState Banks, Inc. - Common Stock	Equity
CSGP	CoStar Group, Inc. - Common Stock	Equity
CSGS	CSG Systems International, Inc. - Common Stock	Equity
CSH	Cash America International, Inc. Common Stock	Equity
CSI	Cutwater Select Income Fund	Equity
CSII	Cardiovascular Systems, Inc. - Common Stock	Equity
CSIQ	Canadian Solar Inc. - common shares	Equity
CSJ	iShares 1-3 Year Credit Bond ETF	ETF
CSL	Carlisle Companies Incorporated Common Stock	Equity
CSLS	Credit Suisse X-Links Long/Short Equity ETN	Equity
CSLT	Castlight Health, Inc. Class B Common Stock	Equity
CSM	ProShares Large Cap Core Plus	ETF
CSOD	Cornerstone OnDemand, Inc. - Common Stock	Equity
CSPI	CSP Inc. - Common Stock	Equity
CSQ	Calamos Strategic Total Return Fund - Common Stock	Equity

CSRA	CSRA Inc. Common Stock	Equity
CSS	CSS Industries, Inc. Common Stock	Equity
CST	CST Brands, Inc. Common Stock	Equity
CSTE	Caesarstone Ltd. - Ordinary Shares	Equity
CSTM	Constellium N.V. Ordinary Shares	Equity
CSU	Capital Senior Living Corporation Common Stock	Equity
CSV	Carriage Services, Inc. Common Stock	Equity
CSWC	Capital Southwest Corporation - Common Stock	Equity
CSWI	CSW Industrials, Inc. - Common Stock	Equity
CSX	CSX Corporation - Common Stock	Equity
CTAA	Qwest Corporation 7% Notes due 2056	Equity
CTAS	Cintas Corporation - Common Stock	Equity
CTB	Cooper Tire & Rubber Company Common Stock	Equity
CTBI	Community Trust Bancorp, Inc. - Common Stock	Equity
CTF	Nuveen Long/Short Commodity Total Return Fund Common Units of Beneficial Interest	Equity
CTG	Computer Task Group, Incorporated - Common Stock	Equity
CTHR	Charles & Colvard Ltd - Common Stock	Equity
CTIB	CTI Industries Corporation - Common Stock	Equity
CTIC	CTI BioPharma Corp. - Common Stock	Equity
CTL	CenturyLink, Inc. Common Stock	Equity
CTLT	Catalent, Inc. Common Stock	Equity
CTMX	CytomX Therapeutics, Inc. - Common Stock	Equity
CTNN	iPath Pure Beta Cotton ETN	Equity
CTO	Consolidated-Tomoka Land Co. Common Stock ($1.00 Par Value)	Equity
CTQ	Qwest Corporation 7.375% Notes due 2051	Equity
CTR	ClearBridge Energy MLP Total Return Fund Inc. Common Stock	Equity
CTRE	CareTrust REIT, Inc. - Common Stock	Equity
CTRL	Control4 Corporation - Common Stock	Equity
CTRN	Citi Trends, Inc. - Common Stock	Equity
CTRP	Ctrip.com International, Ltd. - American Depositary Shares	Equity
CTRV	ContraVir Pharmaceuticals Inc - Common Stock	Equity
CTS	CTS Corporation Common Stock	Equity
CTSH	Cognizant Technology Solutions Corporation - Class A Common Stock	Equity
CTSO	Cytosorbents Corporation - Common Stock	Equity
CTT	CatchMark Timber Trust, Inc. Class A Common Stock	Equity
CTU	Qwest Corporation 7.00% Notes due 2025	Equity
CTV	Qwest Corporation 6.875% Notes due 2054	Equity
CTW	Qwest Corporation 7.50% Notes due 2051	Equity
CTWS	Connecticut Water Service, Inc. - Common Stock	Equity
CTX	Qwest Corporation 7.00% Notes due 2052	Equity
CTXS	Citrix Systems, Inc. - Common Stock	Equity
CTY	Qwest Corporation 6.125% Notes due 2053	Equity
CTZ	Qwest Corporation 6.625% Notes due 2055	Equity
CUB	Cubic Corporation Common Stock	Equity
CUBA	The Herzfeld Caribbean Basin Fund, Inc. - Closed End FUnd	Equity
CUBE	CubeSmart Common Shares	Equity
CUBEpA	CubeSmart 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
CUBI	Customers Bancorp, Inc Common Stock	Equity
CUBIpC	Customers Bancorp, Inc Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C	Equity

CUBIpD	Customers Bancorp, Inc Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	Equity
CUBIpE	Customers Bancorp, Inc Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	Equity
CUBN	Commerce Union Bancshares, Inc. - Common Stock	Equity
CUBS	Customers Bancorp, Inc 6.375% Senior Notes due 2018	Equity
CUDA	Barracuda Networks, Inc. Common Stock	Equity
CUI	CUI Global, Inc. - Common Stock	Equity
CUK	Carnival Plc ADS ADS	Equity
CUNB	CU Bancorp (CA) - Common Stock	Equity
CUO	Continental Materials Corporation Common Stock	Equity
CUPM	iPath Pure Beta Copper ETN	Equity
CUR	Neuralstem, Inc. - Common Stock	Equity
CURE	Direxion Daily Healthcare Bull 3X Shares	ETF
CUT	Guggenheim MSCI Global Timber ETF	ETF
CUTR	Cutera, Inc. - Common Stock	Equity
CUZ	Cousins Properties Incorporated Common Stock	Equity
CVA	Covanta Holding Corporation Common Stock	Equity
CVB	Lehman ABS Corporation 7.75% Corp Backed Tr Ctfs, Kinder Morgan Debenture-Backed series 2002-6	Equity
CVBF	CVB Financial Corporation - Common Stock	Equity
CVCO	Cavco Industries, Inc. - Common Stock	Equity
CVCY	Central Valley Community Bancorp - Common Stock	Equity
CVE	Cenovus Energy Inc Common Stock	Equity
CVEO	Civeo Corporation (Canada) Common Shares	Equity
CVG	Convergys Corporation Common Stock	Equity
CVGI	Commercial Vehicle Group, Inc. - Common Stock	Equity
CVGW	Calavo Growers, Inc. - Common Stock	Equity
CVI	CVR Energy Inc. Common Stock	Equity
CVLT	CommVault Systems, Inc. - Common Stock	Equity
CVLY	Codorus Valley Bancorp, Inc - Common Stock	Equity
CVM	Cel-Sci Corporation Common Stock ($0.001 Par Value)	Equity
CVM/WS	Cel-Sci Corporation Warrants Exp 10/11/2018	Equity
CVO	Cenveo Inc	Equity
CVR	Chicago Rivet & Machine Co. Common Stock	Equity
CVRR	CVR Refining, LP Common Units Representing Limited Partner Interests	Equity
CVRS	Corindus Vascular Robotics, Inc. Common Stock	Equity
CVS	CVS Health Corporation Common Stock	Equity
CVT	CVENT, INC. Common Stock	Equity
CVTI	Covenant Transportation Group, Inc. - Class A Common Stock	Equity
CVU	CPI Aerostructures, Inc. Common Stock	Equity
CVV	CVD Equipment Corporation - Common Stock	Equity
CVX	Chevron Corporation Common Stock	Equity
CVY	Guggenheim Multi-Asset Income ETF	ETF
CW	Curtiss-Wright Corporation Common Stock	Equity
CWAY	Coastway Bancorp, Inc. - Common Stock	Equity
CWB	SPDR Barclays Convertible Securities ETF	ETF
CWBC	Community West Bancshares - Common Stock	Equity
CWCO	Consolidated Water Co. Ltd. - Ordinary Shares	Equity
CWEI	Clayton Williams Energy, Inc. Common Stock	Equity
CWI	SPDR MSCI ACWI ex-US ETF	ETF

CWST	Casella Waste Systems, Inc. - Class A Common Stock	Equity
CWT	California Water Service Group Common Stock	Equity
CX	Cemex, S.A.B. de C.V. Sponsored ADR	Equity
CXA	SPDR Nuveen Barclays California Municipal Bond ETF	ETF
CXDC	China XD Plastics Company Limited - Common Stock	Equity
CXE	MFS High Income Municipal Trust Common Stock	Equity
CXH	MFS Investment Grade Municipal Trust Common Stock	Equity
CXO	Concho Resources Inc. Common Stock	Equity
CXP	Columbia Property Trust, Inc. Common Stock	Equity
CXRX	Concordia Healthcare Corp. - Common Shares	Equity
CXSE	WisdomTree China ex-State-Owned Enterprises Fund	ETF
CXW	Corrections Corporation of America Common Stock	Equity
CY	Cypress Semiconductor Corporation - Common Stock	Equity
CYAD	Celyad SA - American Depositary Shares	Equity
CYAN	Cyanotech Corporation - Common Stock	Equity
CYB	WisdomTree Chinese Yuan Strategy Fund	ETF
CYBE	CyberOptics Corporation - Common Stock	Equity
CYBR	CyberArk Software Ltd. - Ordinary Shares	Equity
CYCC	Cyclacel Pharmaceuticals, Inc. - Common Stock	Equity
CYCCP	Cyclacel Pharmaceuticals, Inc. - 6% Convertible Preferred Stock	Equity
CYD	China Yuchai International Limited Common Stock	Equity
CYH	Community Health Systems, Inc. Common Stock	Equity
CYHHZ	Community Health Systems, Inc. - Series A Contingent Value Rights	Equity
CYNA	Cynapsus Therapeutics Inc. - Common Shares	Equity
CYNO	Cynosure, Inc. - Class A Common Stock	Equity
CYOU	Changyou.com Limited - American Depositary Shares, each representing two Class A ordinary shares	Equity
CYRN	CYREN Ltd. - Ordinary Shares	Equity
CYRX	CryoPort, Inc. - Common Stock	Equity
CYRXW	CryoPort, Inc. - Warrants	Equity
CYS	CYS Investments, Inc. Common Stock	Equity
CYSpA	CYS Investments Inc Cumulative Redeemable Preferred Series A	Equity
CYSpB	CYS Investments, Inc. Preferred Series B	Equity
CYTK	Cytokinetics, Incorporated - Common Stock	Equity
CYTR	CytRx Corporation - Common Stock	Equity
CYTX	Cytori Therapeutics Inc - Common Stock	Equity
CYTXW	Cytori Therapeutics Inc - Warrant	Equity
CZA	Guggenheim Mid-Cap Core ETF	ETF
CZFC	Citizens First Corporation - Common Stock	Equity
CZNC	Citizens & Northern Corp - Common Stock	Equity
CZR	Caesars Entertainment Corporation - Common Stock	Equity
CZWI	Citizens Community Bancorp, Inc. - Common Stock	Equity
CZZ	Cosan Limited Class A Common Stock	Equity
D	Dominion Resources, Inc. Common Stock	Equity
DAC	Danaos Corporation Common Stock	Equity
DAG	DB Agriculture Double Long ETN due April 1, 2038	Equity
DAIO	Data I/O Corporation - Common Stock	Equity
DAKP	Dakota Plains Holdings, Inc. Common Stock	Equity
DAKT	Daktronics, Inc. - Common Stock	Equity
DAL	Delta Air Lines, Inc. Common Stock	Equity
DAN	Dana Holding Corporation Common Stock When-Issued	Equity

DANG	E-Commerce China Dangdang Inc. American Depositary Shares, each representing five Class A common shares	Equity
DAR	Darling Ingredients Inc. Common Stock	Equity
DATA	Tableau Software, Inc. Class A Common Stock	Equity
DAVE	Famous Dave's of America, Inc. - Common Stock	Equity
DAX	Recon Capital DAX Germany ETF	ETF
DB	Deutsche Bank AG Common Stock	Equity
DBA	PowerShares DB Agriculture Fund	ETF
DBAP	Deutsche X-Trackers MSCI AC Asia Pacific ex Japan Hedged Equity ETF	ETF
DBAU	Deutsche X-trackers MSCI Australia Hedged Equity ETF	ETF
DBAW	Deutsche X-trackers MSCI All World ex US Hedged Equity ETF	ETF
DBB	PowerShares DB Base Metals Fund	ETF
DBBR	Deutsche X-trackers MSCI Brazil Hedged Equity Fund	ETF
DBC	PowerShares DB Commodity Index Trac	ETF
DBD	Diebold, Incorporated Common Stock	Equity
DBE	PowerShares DB Energy Fund	ETF
DBEF	Deutsche X-trackers MSCI EAFE Hedged Equity ETF	ETF
DBEM	Deutsche X-trackers MSCI Emerging Markets Hedged Equity ETF	ETF
DBES	Deutsche X-trackers MSCI EAFE Small Cap Hedged Equity ETF	ETF
DBEU	Deutsche X-Trackers MSCI Europe Hedged Equity ETF	ETF
DBEZ	Deutsche X-trackers MSCI Eurozone Hedged Equity ETF	ETF
DBGR	Deutsche X-trackers MSCI Germany Hedged Equity ETF	ETF
DBIF	Deutsche X-trackers S&P Hedged Global Infrastructure ETF	ETF
DBIT	Deutsche X-trackers MSCI Italy Hedged Equity ETF	ETF
DBJP	Deutsche X-trackers MSCI Japan Hedged Equity ETF	ETF
DBKO	Deutsche X-trackers MSCI South Korea Hedged Equity ETF	ETF
DBL	DoubleLine Opportunistic Credit Fund Common Shares of Beneficial Interest	Equity
DBMX	Deutsche X-trackers MSCI Mexico Hedged Equity ETF	ETF
DBO	PowerShares DB Oil Fund	ETF
DBP	PowerShares DB Precious Metals Fund	ETF
DBRE	Deutsche X-trackers Dow Jones Hedged International Real Estate ETF	ETF
DBS	PowerShares DB Silver Fund	ETF
DBSE	Deutsche X-trackers MSCI Southern Europe Hedged Equity ETF	ETF
DBSP	Deutsche X-trackers MSCI Spain Hedged Equity ETF	ETF
DBU	WisdomTree Global ex-US Utility IndexInternational Utilities Sector Fund	ETF
DBUK	Deutsche X-Trackers MSCI United Kingdom Hedged Equity ETF	ETF
DBV	PowerShares DB G10 Currency Harvest	ETF
DBVT	DBV Technologies S.A. - American Depositary Shares	Equity
DCA	Virtus Total Return Fund	Equity
DCI	Donaldson Company, Inc. Common Stock	Equity
DCIX	Diana Containerships Inc. - Common Shares	Equity
DCM	NTT DOCOMO, Inc American Depositary Shares	Equity
DCNG	iPath Seasonal Natural Gas ETN	Equity
DCO	Ducommun Incorporated Common Stock	Equity
DCOM	Dime Community Bancshares, Inc. - Common Stock	Equity
DCT	DCT Industrial Trust Inc Common Stock	Equity
DCTH	Delcath Systems, Inc. - Common Stock	Equity
DCUB	Dominion Resources, Inc. Corporate Unit 2013 Series B	Equity
DCUC	Dominion Resources, Inc. VA New 2014 Series A Corp Unit	Equity
DD	E.I. du Pont de Nemours and Company Common Stock	Equity
DDBI	Legg Mason Developed EX-US Diversified Core ETF	ETF

DDC	Dominion Diamond Corporation Common Stock	Equity
DDD	3D Systems Corporation Common Stock	Equity
DDE	Dover Downs Gaming & Entertainment Inc Common Stock	Equity
DDEZ	WisdomTree Dynamic Currency Hedged Europe Equity Fund	ETF
DDF	Delaware Investments Dividend & Income Fund, Inc. Common Stock	Equity
DDG	ProShares Short Oil & Gas	ETF
DDJP	WisdomTree Dynamic Currency Hedged Japan Equity Fund	ETF
DDLS	WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund	ETF
DDM	ProShares Ultra Dow30	ETF
DDP	DB Commodity Short ETN due April 1, 2038	Equity
DDpA	E.I. du Pont de Nemours and Company Preferred Stock	Equity
DDpB	E.I. du Pont de Nemours and Company Preferred Stock	Equity
DDR	DDR Corp. Common Stock	Equity
DDRpJ	DDR Corporation Dep Shs Repstg 1/20th Pfd Cl J	Equity
DDRpK	DDR Corp. DEPOSITARY SH REPSTG 1/20TH PDF CL K % (United States)	Equity
DDS	Dillard's, Inc. Common Stock	Equity
DDT	Dillard's Capital Trust I	Equity
DDWM	WisdomTree Dynamic Currency Hedged International Equity Fund	ETF
DE	Deere & Company Common Stock	Equity
DEA	Easterly Government Properties, Inc. Common Stock	Equity
DECK	Deckers Outdoor Corporation Common Stock	Equity
DEE	DB Commodity Double Short ETN due April 1, 2038	Equity
DEEF	Deutsche X-trackers FTSE Developed ex US Comprehensive Factor ETF	ETF
DEF	Guggenheim Defensive Equity ETF	ETF
DEFA	iShares Adaptive Currency Hedged MSCI EAFE ETF	ETF
DEG	Etablissements Delhaize Freres et Cie "Le Lion" S.A. Common Stock	Equity
DEI	Douglas Emmett, Inc. Common Stock	Equity
DEL	Deltic Timber Corporation Common Stock	Equity
DELT	Delta Technology Holdings Limited - Ordinary Shares	Equity
DELTW	Delta Technology Holdings Limited - Warrant	Equity
DEM	WisdomTree Emerging Markets High Dividend Fund	ETF
DEMG	Deutsche X-trackers FTSE Emerging Comprehensive Factor ETF	ETF
DENN	Denny's Corporation - Common Stock	Equity
DEO	Diageo plc Common Stock	Equity
DEPO	Depomed, Inc. - Common Stock	Equity
DERM	Dermira, Inc. - Common Stock	Equity
DES	WisdomTree Trust SmallCap Dividend Fund	ETF
DEST	Destination Maternity Corporation - Common Stock	Equity
DEUS	Deutsche X-trackers Russell 1000 Comprehensive Factor ETF	ETF
DEW	WisdomTree Global High Dividend Fund	ETF
DEWJ	iShares Adaptive Currency Hedged MSCI Japan ETF	ETF
DEX	Delaware Enhanced Global Dividend Common Shares of Beneficial Interest	Equity
DEZU	iShares Adaptive Currency Hedged MSCI Eurozone ETF	ETF
DF	Dean Foods Company Common Stock	Equity
DFBG	Differential Brands Group Inc. - Common Stock	Equity
DFE	WisdomTree Europe SmallCap Dividend Fund	ETF
DFJ	WisdomTree Japan SmallCap Fund	ETF
DFND	Realty Shares DIVCON Dividend Defender ETF	ETF
DFP	Flaherty & Crumrine Dynamic Preferred and Income Fund Inc. Common Stock	Equity
DFRG	Del Frisco's Restaurant Group, Inc. - Common Stock	Equity
DFS	Discover Financial Services Common Stock	Equity

DFSpB	Discover Financial Services Dep Shs	Equity
DFT	Dupont Fabros Technology, Inc. Common Stock	Equity
DFTpB/CL	Dupont Fabros Technology, Inc. 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock	Equity
DFTpC	Dupont Fabros Technology, Inc. 6.625% Series C Cumulative Redeemable Perpetual Preferred Stock	Equity
DFVL	Barclays PLC - iPath US Treasury 5 Year Bull ETN	Equity
DFVS	Barclays PLC - iPath US Treasury 5-year Bear ETN	Equity
DG	Dollar General Corporation Common Stock	Equity
DGAS	Delta Natural Gas Company, Inc. - Common Stock	Equity
DGAZ	VelocityShares 3X Inverse Natural Gas ETN linked to the S&P GSCI Natural Gas INdex Excess Return	Equity
DGI	DigitalGlobe, Inc Common Stock	Equity
DGICA	Donegal Group, Inc. - Class A Common Stock	Equity
DGICB	Donegal Group, Inc. - Class B Common Stock	Equity
DGII	Digi International Inc. - Common Stock	Equity
DGL	PowerShares DB Gold Fund	ETF
DGLD	Credit Suisse AG - VelocityShares 3x Inverse Gold ETN	Equity
DGLY	Digital Ally, Inc. - Common Stock	Equity
DGP	DB Gold Double Long ETN due February 15, 2038	Equity
DGRE	WisdomTree Emerging Markets Quality Dividend Growth Fund	ETF
DGRO	iShares Core Dividend Growth ETF	ETF
DGRS	WisdomTree U.S. SmallCap Quality Dividend Growth Fund	ETF
DGRW	WisdomTree U.S. Quality Dividend Growth Fund	ETF
DGS	WisdomTree Emerging Market SmallCap Fund	ETF
DGSE	DGSE Companies, Inc. Common Stock	Equity
DGT	SPDR Global Dow ETF (based on The Global Dow)	ETF
DGX	Quest Diagnostics Incorporated Common Stock	Equity
DGZ	DB Gold Short ETN due February 15, 2038	Equity
DHF	Dreyfus High Yield Strategies Fund Common Stock	Equity
DHG	Deutsche High Income Opportunities Fund, Inc New Common Stock	Equity
DHI	D.R. Horton, Inc. Common Stock	Equity
DHIL	Diamond Hill Investment Group, Inc. - Class A Common Stock	Equity
DHR	Danaher Corporation Common Stock	Equity
DHRM	Dehaier Medical Systems Limited - Common Stock	Equity
DHRw	Danaher Corporation Common Stock Ex-Distribution	Equity
DHS	WisdomTree High Dividend Fund	ETF
DHT	DHT Holdings, Inc.	Equity
DHVW	Diamond Hill Valuation-Weighted 500 ETF	ETF
DHX	DHI Group, Inc. Common Stock	Equity
DHXM	DHX Media Ltd. - Variable Voting Shares	Equity
DHY	Credit Suisse High Yield Bond Fund Common Stock	Equity
DI	PIMCO Diversified Income Active Exchange-Traded Fund	ETF
DIA	SPDR Dow Jones Industrial Average ETF	ETF
DIAX	Nuveen Dow 30SM Dynamic Overwrite Fund Common Shares of Beneficial Interest	Equity
DIG	ProShares Ultra Oil & Gas	ETF
DIM	WisdomTree International MidCap Dividend Fund	ETF
DIN	DineEquity, Inc Common Stock	Equity
DIOD	Diodes Incorporated - Common Stock	Equity
DIRT	iPath Pure Beta Agriculture ETN	Equity
DIS	Walt Disney Company (The) Common Stock	Equity

DISCA	Discovery Communications, Inc. - Series A Common Stock	Equity
DISCB	Discovery Communications, Inc. - Series B Common Stock	Equity
DISCK	Discovery Communications, Inc. - Series C Common Stock	Equity
DISH	DISH Network Corporation - Class A Common Stock	Equity
DIT	AMCON Distributing Company Common Stock	Equity
DIV	Global X Super Dividend ETF	ETF
DIVA	QuantShares Hedged Dividend Income Fund	ETF
DIVC	Citigroup Inc. C-Tracks ETN Miller/Howard Strategic Dividend Reinvestors Due 9/16/2014	Equity
DIVI	AdvisorShares Athena High Dividend ETF	ETF
DIVY	Realty Shares DIVS ETF	ETF
DJCI	E-TRACS Linked to the Bloomberg Commodity Index Total Return due October 31, 2039	Equity
DJCO	Daily Journal Corp. (S.C.) - Common Stock	Equity
DJD	Guggenheim Dow Jones Industrial Average Dividend ETF	ETF
DJP	iPath Bloomberg Commodity Index Total Return ETN	Equity
DK	Delek US Holdings, Inc. Common Stock	Equity
DKL	Delek Logistics Partners, L.P. Common Units representing Limited Partner Interests	Equity
DKS	Dick's Sporting Goods Inc Common Stock	Equity
DKT	Deutsch Bk Contingent Cap Tr V Tr Pfd Secs	Equity
DL	China Distance Education Holdings Limited American Depositary Shares	Equity
DLA	Delta Apparel, Inc. Common Stock	Equity
DLB	Dolby Laboratories Common Stock	Equity
DLBL	Barclays PLC - iPath US Treasury Long Bond Bull ETN	Equity
DLBS	Barclays PLC - iPath US Treasury Long Bond Bear ETN	Equity
DLHC	DLH Holdings Corp. - Common Stock	Equity
DLN	WisdomTree LargeCap Dividend Fund	ETF
DLNG	Dynagas LNG Partners LP Common Units	Equity
DLNGpA	Dynagas LNG Partners LP 9.00% Series A Cumulative Redeemable Preferred Units	Equity
DLPH	Delphi Automotive plc Ordinary Shares	Equity
DLR	Digital Realty Trust, Inc. Common Stock	Equity
DLRpE	Digital Realty Trust, Inc. Redeemable Pfd Ser E	Equity
DLRpF	Digital Realty Trust, Inc. Preferred Series F	Equity
DLRpG	Digital Realty Trust, Inc. Preferred Series G	Equity
DLRpH	Digital Realty Trust, Inc. Redeemable Preferred Stock Series H	Equity
DLRpI	Digital Realty Trust, Inc. 6.350% Series I Cumulative Redeemable Preferred Stock, par value $0.01 per share	Equity
DLS	WisdomTree International SmallCap Fund	ETF
DLTH	Duluth Holdings Inc. - Class B Common Stock	Equity
DLTR	Dollar Tree, Inc. - Common Stock	Equity
DLX	Deluxe Corporation Common Stock	Equity
DM	Dominion Midstream Partners, LP Common Units representing Limited Partner Interests	Equity
DMB	Dreyfus Municipal Bond Infrastructure Fund, Inc. Common Stock	Equity
DMD	Demand Media Inc. Common Stock	Equity
DMF	Dreyfus Municipal Income, Inc. Common Stock	Equity
DMLP	Dorchester Minerals, L.P. - Common Units Representing Limited Partnership Interests	Equity
DMO	Western Asset Mortgage Defined Opportunity Fund Inc Common Stock	Equity
DMRC	Digimarc Corporation - Common Stock	Equity
DMTX	Dimension Therapeutics, Inc. - Common Stock	Equity
DNAI	ProNAi Therapeutics, Inc. - Common Stock	Equity
DNB	Dun & Bradstreet Corporation (The) Common Stock	Equity
DNBF	DNB Financial Corp - Common Stock	Equity
DNI	Dividend and Income Fund Common Stock	Equity

DNKN	Dunkin' Brands Group, Inc. - Common Stock	Equity
DNL	WisdomTree Global ex-US Quality Dividend Growth Fund	ETF
DNN	Denison Mines Corp Ordinary Shares (Canada)	Equity
DNO	United States Short Oil Fund	ETF
DNOW	NOW Inc. Common Stock	Equity
DNP	DNP Select Income Fund, Inc. Common Stock	Equity
DNR	Denbury Resources Inc. Common Stock	Equity
DO	Diamond Offshore Drilling, Inc. Common Stock	Equity
DOC	Physicians Realty Trust Common Shares of Beneficial Interest	Equity
DOD	Deutsche Bank AG ELEMENTS Dogs of the Dow Total Return Index Note ELEMENTS Dogs of the Dow Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	Equity
DOG	ProShares Short Dow30	ETF
DOL	WisdomTree International LargeCap Dividend Fund	ETF
DON	WisdomTree MidCap Dividend Fund	ETF
DOO	WisdomTree International Dividend Top 100 Fund	ETF
DOOR	Masonite International Corporation Ordinary Shares (Canada)	Equity
DORM	Dorman Products, Inc. - Common Stock	Equity
DOV	Dover Corporation Common Stock	Equity
DOW	Dow Chemical Company (The) Common Stock	Equity
DOX	Amdocs Limited - Ordinary Shares	Equity
DPG	Duff & Phelps Global Utility Income Fund Inc. Common Stock	Equity
DPK	Direxion Developed Markets Bear 3x Shares	ETF
DPLO	Diplomat Pharmacy, Inc. Common Stock	Equity
DPM	DCP Midstream Partners, LP DCP Midstream Partnership, LP Common Units	Equity
DPRX	Dipexium Pharmaceuticals, Inc. - Common Stock	Equity
DPS	Dr Pepper Snapple Group, Inc Dr Pepper Snapple Group, Inc Common Stock	Equity
DPST	Direxion Daily Regional Banks Bull 3X Shares	ETF
DPW	Digital Power Corporation Common Stock	Equity
DPZ	Domino's Pizza Inc Common Stock	Equity
DQ	DAQO New Energy Corp. American Depositary Shares, each representing five ordinary shares	Equity
DRA	Diversified Real Asset Income Fund Common Shares of Beneficial Interest	Equity
DRAD	Digirad Corporation - Common Stock	Equity
DRAM	Dataram Corporation - Common Stock	Equity
DRD	DRDGOLD Limited American Depositary Shares	Equity
DRE	Duke Realty Corporation Common Stock	Equity
DRH	Diamondrock Hospitality Company Common Stock	Equity
DRI	Darden Restaurants, Inc. Common Stock	Equity
DRII	Diamond Resorts International, Inc. Common Stock	Equity
DRIO	LabStyle Innovations Corp. - Common Stock	Equity
DRIOW	LabStyle Innovations Corp. - Warrant	Equity
DRIP	Direxion Daily S&P Oil & Gas Exp. & Prod. Bear 3X Shares	ETF
DRN	Dexion Daily Real Estate Bull 3x Shares	ETF
DRNA	Dicerna Pharmaceuticals, Inc. - Common Stock	Equity
DRQ	Dril-Quip, Inc. Common Stock	Equity
DRR	Market Vectors Double Short Euro ETN	Equity
DRRX	DURECT Corporation - Common Stock	Equity
DRV	Drexion Daily Real Estate Bear 3x Shares	ETF
DRW	WisdomTree Global ex-US Real Estate Index	ETF
DRWI	DragonWave Inc - Common Shares	Equity
DRWIW	DragonWave Inc - Warrants	Equity

DRYS	DryShips Inc. - Common Stock	Equity
DSCI	Derma Sciences, Inc. - Common Stock	Equity
DSE	Duff & Phelps Select Energy MLP Fund Inc. Common Stock	Equity
DSGX	The Descartes Systems Group Inc. - Common Stock	Equity
DSI	iShares MSCI KLD 400 Social ETF	ETF
DSKX	DS Healthcare Group, Inc. - Common Stock	Equity
DSKY	iDreamSky Technology Limited - American Depositary Shares	Equity
DSL	DoubleLine Income Solutions Fund Common Shares of Beneficial Interests	Equity
DSLV	Credit Suisse AG - VelocityShares 3x Inverse Silver ETN	Equity
DSM	Dreyfus Strategic Municipal Bond Fund, Inc. Common Stock	Equity
DSPG	DSP Group, Inc. - Common Stock	Equity
DSS	Document Security Systems, Inc. Common Stock	Equity
DST	DST Systems, Inc. Common Stock	Equity
DSU	Blackrock Debt Strategies Fund, Inc. Common Stock	Equity
DSUM	PowerShares Chinese Yuan Dim Sum Bond Portfolio	ETF
DSW	DSW Inc. Common Stock	Equity
DSWL	Deswell Industries, Inc. - Common Shares	Equity
DSX	Diana Shipping inc. common stock	Equity
DSXN	Diana Shipping Inc. 8.50% Senior Notes due 2020	Equity
DSXpB	Diana Shipping Inc. Perpetual Preferred Shares Series B (Marshall Islands)	Equity
DTD	WisdomTree Total Dividend Fund	ETF
DTE	DTE Energy Company Common Stock	Equity
DTEA	DAVIDsTEA Inc. - Common Stock	Equity
DTF	DTF Tax-Free Income, Inc. Common Stock	Equity
DTH	WisdomTree International High Dividend Fund	ETF
DTJ	DTE Energy Company 2016 Series B 5.375% Junior Subordinated Debentures due 2076	Equity
DTK	Deutsche Bk Contingent Cap Tr III Tr Pfd Secs	Equity
DTLAp	Brookfield DTLA Inc. 7.625% Series A Cumulative Redeemable Preferred Stock	Equity
DTLK	Datalink Corporation - Common Stock	Equity
DTN	WisdomTree Dividend Ex-Financials Fund	ETF
DTO	DB Crude Oil Double Short ETN due June 1, 2038	Equity
DTQ	DTE Energy Company 2012 Series C 5.25% Junior Subordinate Debentures due December 1, 2062	Equity
DTRM	Determine, Inc. - Common Stock	Equity
DTSI	DTS, Inc. - Common Stock	Equity
DTUL	Barclays PLC - iPath US Treasury 2 Yr Bull ETN	Equity
DTUS	Barclays PLC - iPath US Treasury 2-year Bear ETN	Equity
DTYL	Barclays PLC - iPath US Treasury 10 Year Bull ETN	Equity
DTYS	Barclays PLC - iPath US Treasury 10-year Bear ETN	Equity
DTZ	DTE Energy Company 2011 Series I 6.50% Junior Subordinate Debentures due 2061	Equity
DUC	Duff & Phelps Utility & Corporate Bond Trust, Inc. Common Stock	Equity
DUG	ProShares UltraShort Oil & Gas	ETF
DUK	Duke Energy Corporation (Holding Company) Common Stock	Equity
DUKH	Duke Energy Corporation 5.125% Junior Subordinated Debentures due 2073	Equity
DUST	Direxion Daily Gold Miners Index Bear 3X Shares	ETF
DV	DeVry Education Group Inc. Common Stock	Equity
DVA	DaVita HealthCare Partners Inc. Common Stock	Equity
DVAX	Dynavax Technologies Corporation - Common Stock	Equity
DVCR	Diversicare Healthcare Services Inc. - Common Stock	Equity
DVD	Dover Motorsports, Inc. Common Stock	Equity
DVEM	WisdomTree Emerging Markets Dividend Fund	ETF

DVHI	ETRACS Diversified High Income ETN	Equity
DVHL	ETRACS 2xLeveraged Diversified High Income ETN	Equity
DVN	Devon Energy Corporation Common Stock	Equity
DVP	Deep Value ETF	ETF
DVY	iShares Select Dividend ETF	ETF
DVYA	iShares Asia / Pacific Dividend 30 Index Fund Exchange Traded Fund	ETF
DVYE	iShares Emerging Markets Dividend Index Fund Exchange Traded Fund	ETF
DVYL	ETRACS Monthly Pay 2x Leveraged Dow Jones Select Dividend Index ETN	Equity
DW	Drew Industries Incorporated Common Stock ($0.01 Par Value)	Equity
DWA	Dreamworks Animation SKG, Inc. - Class A Common Stock	Equity
DWAQ	PowerShares DWA NASDAQ Momentum Portfolio	ETF
DWAS	PowerShares DWA SmallCap Momentum Portfolio	ETF
DWAT	Arrow DWA Tactical ETF	ETF
DWCH	Datawatch Corporation - Common Stock	Equity
DWFI	SPDR Dorsey Wright Fixed Income Allocation ETF	ETF
DWIN	PowerShares DWA Tactical Multi-Asset Income Portfolio	ETF
DWM	WisdomTree International Equity Fund	ETF
DWRE	DEMANDWARE, INC. Common Stock	Equity
DWSN	Dawson Geophysical Company - Common Stock	Equity
DWTI	VelocityShares 3X Inverse Crude ETN linked to the S&P GSCI Crude Oil Index Excess Return	Equity
DWTR	PowerShares DWA Tactical Sector Rotation Portfolio	ETF
DWX	SPDR S&P International Dividend ETF	ETF
DX	Dynex Capital, Inc. Common Stock	Equity
DXB	Deutsche Bk Contingent Cap TR II Tr Pfd Sec	Equity
DXCM	DexCom, Inc. - Common Stock	Equity
DXD	ProShares UltraShort Dow30	ETF
DXGE	WisdomTree Germany Hedged Equity Fund	ETF
DXI	DXI Energy Inc. Ordinary Shares (Canada) New	Equity
DXJ	WisdomTree Japan Hedged Equity Fund	ETF
DXJC	WisdomTree Japan Hedged Capital Goods Fund	ETF
DXJF	WisdomTree Japan Hedged Financials Fund	ETF
DXJH	WisdomTree Japan Hedged Health Care Fund	ETF
DXJR	WisdomTree Japan Hedged Real Estate Fund	ETF
DXJS	WisdomTree Japan Hedged SmallCap Equity Fund	ETF
DXJT	WisdomTree Japan Hedged Tech, Media & Telecom Fund	ETF
DXKW	WisdomTree Korea Hedged Equity Fund	ETF
DXLG	Destination XL Group, Inc. - Common Stock	Equity
DXpA	Dynex Capital, Inc. Preferred Stock Series A	Equity
DXpB	Dynex Capital, Inc. Preferred Series B	Equity
DXPE	DXP Enterprises, Inc. - Common Stock	Equity
DXPS	WisdomTree United Kingdom Hedged Equity Fund	ETF
DXR	Daxor Corporation Common Stock	Equity
DXTR	Dextera Surgical Inc. - Common Stock	Equity
DXUS	WisdomTree Global ex-U.S. Hedged Dividend Fund	ETF
DXYN	The Dixie Group, Inc. - Common Stock	Equity
DY	Dycom Industries, Inc. Common Stock	Equity
DYB	WisdomTree Dynamic Bearish U.S. Equity Fund	ETF
DYLS	WisdomTree Dynamic Long/Short U.S. Equity Fund	ETF
DYN	Dynegy Inc. Common Stock	Equity
DYN/WS	Dynegy Inc. Warrant expiring October 2, 2017	Equity
DYNpA	Dynegy Inc. Mandatory Preferred Convertible Series A%	Equity

DYNT	Dynatronics Corporation - Common Stock	Equity
DYSL	Dynasil Corporation of America - Common Stock	Equity
DYY	DB Commodity Double Long ETN due April 1, 2038	Equity
DZK	Direxion Developed Markets Bull 3x Shares	ETF
DZZ	DB Gold Double Short ETN due February 15, 2038	Equity
E	ENI S.p.A. Common Stock	Equity
EA	Electronic Arts Inc. - Common Stock	Equity
EAA	Entergy Arkansas, Inc. First Mortgage Bonds, 5.75% Series Due November 1, 2040	Equity
EAB	Entergy Arkansas, Inc. First Mortgage Bonds, 4.90% Series Due December 1, 2052	Equity
EAC	Erickson Incorporated - Common Stock	Equity
EACQ	Easterly Acquisition Corp. - Common Stock	Equity
EACQU	Easterly Acquisition Corp. - Unit	Equity
EACQW	Easterly Acquisition Corp. - Warrant	Equity
EAD	Wells Fargo Income Opportunities Fund Common Shares	Equity
EAE	Entergy Arkansas, Inc. First Mortgage Bonds, 4.75% Series due June 1, 2063	Equity
EAGL	Double Eagle Acquisition Corp. - Class A Ordinary Shares	Equity
EAGLU	Double Eagle Acquisition Corp. - Unit	Equity
EAGLW	Double Eagle Acquisition Corp. - Warrant	Equity
EARN	Ellington Residential Mortgage REIT Common Shares of Beneficial Interest	Equity
EARS	Auris Medical Holding AG - Common Shares	Equity
EAT	Brinker International, Inc. Common Stock	Equity
EBAY	eBay Inc. - Common Stock	Equity
EBAYL	eBay Inc. - 6.0% Notes Due 2056	Equity
EBF	Ennis, Inc. Common Stock	Equity
EBIO	Eleven Biotherapeutics, Inc. - Common Stock	Equity
EBIX	Ebix, Inc. - Common Stock	Equity
EBMT	Eagle Bancorp Montana, Inc. - Common Stock	Equity
EBND	SPDR Barclays Emerging Markets Local Bond ETF	ETF
EBS	Emergent Biosolutions, Inc. Common Stock	Equity
EBSB	Meridian Bancorp, Inc. - Common Stock	Equity
EBTC	Enterprise Bancorp Inc - Common Stock	Equity
EC	Ecopetrol S.A. American Depositary Shares	Equity
ECA	Encana Corporation	Equity
ECAC	E-compass Acquisition Corp. - Ordinary Shares	Equity
ECACR	E-compass Acquisition Corp. - Rights	Equity
ECACU	E-compass Acquisition Corp. - Units	Equity
ECC	Eagle Point Credit Company Inc. Common Stock	Equity
ECCA	Eagle Point Credit Company Inc. Series A Term Preferred Stock due 2022	Equity
ECCZ	Eagle Point Credit Company Inc. 7.00% Notes due 2020	Equity
ECF	Ellsworth Growth and Income Fund Ltd.	Equity
ECH	iShares MSCI Chile Capped Investable Market Index Fund	ETF
ECHO	Echo Global Logistics, Inc. - Common Stock	Equity
ECL	Ecolab Inc. Common Stock	Equity
ECNS	iShares MSCI China Small-Cap ETF	ETF
ECOL	US Ecology, Inc. - Common Stock	Equity
ECOM	ChannelAdvisor Corporation Common Stock	Equity
ECON	EGShares Emerging Markets Consumer ETF	ETF
ECPG	Encore Capital Group Inc - Common Stock	Equity
ECR	Eclipse Resources Corporation Common Stock	Equity
ECT	ECA Marcellus Trust I Common Units of Beneficial Interest	Equity
ECTE	Echo Therapeutics, Inc. - Common Stock	Equity

ECYT	Endocyte, Inc. - Common Stock	Equity
ED	Consolidated Edison, Inc. Common Stock	Equity
EDAP	EDAP TMS S.A. - American Depositary Shares, each representing One Ordinary Share	Equity
EDBI	Legg Mason Emerging Markets Diversified Core ETF	ETF
EDC	Direxion Emerging Markets Bull 3X Shares	ETF
EDD	Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. Common Stock	Equity
EDE	Empire District Electric Company (The) Common Stock	Equity
EDEN	Ishares MSCI Denmark Capped ETF	ETF
EDF	Stone Harbor Emerging Markets Income Fund Common Shares of Beneficial Interest	Equity
EDGE	Edge Therapeutics, Inc. - Common Stock	Equity
EDGW	Edgewater Technology, Inc. - Common Stock	Equity
EDI	Stone Harbor Emerging Markets Total Income Fund Common Shares of Beneficial Interests	Equity
EDIT	Editas Medicine, Inc. - Common Stock	Equity
EDIV	SPDR S&P Emerging Markets Dividend ETF	ETF
EDN	Empresa Distribuidora Y Comercializadora Norte S.A. (Edenor) Empresa Distribuidora Y Comercializadora Norte S.A. (Edenor) American Depositary Shares	Equity
EDOG	ALPS Emerging Sector Dividend Dogs ETF	ETF
EDR	Education Realty Trust, Inc. Common Stock	Equity
EDU	New Oriental Education & Technology Group, Inc. Sponsored ADR representing 1 Ordinary Share (Cayman Islands)	Equity
EDUC	Educational Development Corporation - Common Stock	Equity
EDV	Vanguard Extended Duration Treasury ETF	ETF
EDZ	Direxion Emerging Markets Bear 3X Shares	ETF
EE	El Paso Electric Company Common Stock	Equity
EEA	The European Equity Fund, Inc. Common Stock	Equity
EEB	Guggenheim BRIC ETF	ETF
EEFT	Euronet Worldwide, Inc. - Common Stock	Equity
EEH	Aktiebolaget Svensk Exportkredit (Swed Ex Cred Corp) Elements (SM) Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index developed by BNP Paribas due August 8, 2022, Medium-Term Notes, Series D	Equity
EEI	Ecology and Environment, Inc. - Class A Common Stock	Equity
EELV	PowerShares S&P Emerging Markets Low Volatility Portfolio	ETF
EEM	iShares MSCI Emerging Index Fund	ETF
EEMA	iShares MSCI Emerging Markets Asia Index Fund	ETF
EEML	iShares MSCI Emerging Markets Latin America Index Fund	ETF
EEMO	PowerShares S&P Emerging Markets Momentum Portfolio	ETF
EEMS	Ishares MSCI Emerging Markets Small Cap Index Fund	ETF
EEMV	iShares Edge MSCI Min Vol Emerging Markets ETF	ETF
EEP	Enbridge Energy, L.P. Class A Common Units	Equity
EEQ	Enbridge Energy Management LLC Shares repstg limited liability company interests	Equity
EES	WisdomTree SmallCap Earnings Fund	ETF
EET	ProShares Ultra MSCI Emerging Markets	ETF
EEV	ProShares UltraShort MSCI Emerging Markets	ETF
EFA	iShares MSCI EAFE ETF	ETF
EFAD	ProShares Trust ProShares MSCI EAFE Dividend Growers ETF	ETF
EFAV	iShares Edge MSCI Min Vol EAFE ETF	ETF
EFC	Ellington Financial LLC Common Shares representing Limitied Liability Company Interests, no par valu	Equity
EFF	Eaton vance Floating-Rate Income Plus Fund Common Shares of Beneficial Interest	Equity
EFFE	Global X JPMorgan Efficiente Index ETF	ETF

EFG	iShares MSCI EAFE Growth ETF	ETF
EFII	Electronics for Imaging, Inc. - Common Stock	Equity
EFM	Entergy Mississippi, Inc. First Mortgage Bonds, 6.20% Series due April 15, 2040	Equity
EFNL	Ishares MSCI Finland Capped ETF	ETF
EFO	ProShares Ultra MSCI EAFE	ETF
EFOI	Energy Focus, Inc. - Common Stock	Equity
EFR	Eaton Vance Senior Floating-Rate Fund Common Shares of Beneficial Interest	Equity
EFSC	Enterprise Financial Services Corporation - Common Stock	Equity
EFT	Eaton Vance Floating Rate Income Trust Common Shares of Beneficial Interest	Equity
EFU	ProShares UltraShort MSCI EAFE	ETF
EFUT	eFuture Holding Inc. - Ordinary Shares	Equity
EFV	iShares MSCI EAFE Value ETF	ETF
EFX	Equifax, Inc. Common Stock	Equity
EFZ	ProShares Short MSCI EAFE	ETF
EGAN	eGain Corporation - Common Stock	Equity
EGAS	Gas Natural Inc. Common Stock (OH)	Equity
EGBN	Eagle Bancorp, Inc. - Common Stock	Equity
EGF	Blackrock Enhanced Government Fund, Inc. Common Stock	Equity
EGHT	8x8 Inc - Common Stock	Equity
EGI	Entree Gold Inc Ordinary Shares	Equity
EGIF	Eagle Growth and Income Opportunities Fund Common Shares of Beneficial Interest	Equity
EGL	Engility Holdings, Inc. Common Stock	Equity
EGLE	Eagle Bulk Shipping Inc. - Common Stock	Equity
EGLT	Egalet Corporation - Common Stock	Equity
EGN	Energen Corporation Common Stock	Equity
EGO	Eldorado Gold Corporation Ordinary Shares	Equity
EGOV	NIC Inc. - Common Stock	Equity
EGP	EastGroup Properties, Inc. Common Stock	Equity
EGPT	VanEck Vectors Egypt Index ETF	ETF
EGRX	Eagle Pharmaceuticals, Inc. - Common Stock	Equity
EGT	Entertainment Gaming Asia Incorporated - Common Stock	Equity
EGY	Vaalco Energy Inc Common Stock	Equity
EHI	Western Asset Global High Income Fund Inc Common Stock	Equity
EHIC	eHi Car Services Limited American Depositary Shares	Equity
EHT	Eaton Vance High Income 2021 Target Term Trust Common Shares of Beneficial Interest	Equity
EHTH	eHealth, Inc. - Common Stock	Equity
EIA	Eaton Vance California Municipal Bond Fund II Common Shares of Beneficial Interest, $.01 par value	Equity
EIDO	iShares MSCI Indonesia ETF	ETF
EIG	Employers Holdings Inc Common Stock	Equity
EIGI	Endurance International Group Holdings, Inc. - Common Stock	Equity
EIGR	Eiger BioPharmaceuticals, Inc. - Common Stock	Equity
EIM	Eaton Vance Municipal Bond Fund Common Shares of Beneficial Interest, $.01 par value	Equity
EIO	Eaton Vance Ohio Municipal Bond Fund Common Shared of Befeficial Interest, $.01 par value	Equity
EIP	Eaton Vance Pennsylvania Municipal Bond Fund Common Shares of Befeficial Interest, $.01 par value	Equity
EIRL	iShares MSCI Ireland Capped ETF	ETF
EIS	iShares MSCI Israel Capped Investable Market Index Fund	ETF
EIV	Eaton Vance Municipal Bond Fund II Common Shares of Beneficial Interest, $.01 Par Value	Equity
EIX	Edison International Common Stock	Equity
EJ	E-House (China) Holdings Limited American Depositary Share	Equity

EL	Estee Lauder Companies, Inc. (The) Common Stock	Equity
ELA	Entergy Louisiana, LLC First Mortgage Bonds, 5.875% Series due June 15, 2041	Equity
ELB	Entergy Louisiana, Inc. 6.0% Series Due March 15, 2040	Equity
ELD	WisdomTree Emerging Markets Local Debt Fund	ETF
ELEC	Electrum Special Acquisition Corporation - Ordinary Shares	Equity
ELECU	Electrum Special Acquisition Corporation - Units	Equity
ELECW	Electrum Special Acquisition Corporation - Warrants	Equity
ELGX	Endologix, Inc. - Common Stock	Equity
ELJ	Entergy Louisiana, Inc. First Mortgage Bonds, 5.25% Series due July 1, 2052	Equity
ELKU	Elkhorn FTSE RAFI U.S. Equity Income ETF	ETF
ELLI	Ellie Mae, Inc. Common Stock	Equity
ELLO	Ellomay Capital Ltd Ordinary Shares (Israel)	Equity
ELMD	Electromed, Inc. Common Stock	Equity
ELNK	EarthLink Holdings Corp. - Common Stock	Equity
ELON	Echelon Corporation - Common Stock	Equity
ELOS	Syneron Medical Ltd. - Ordinary Shares	Equity
ELP	Companhia Paranaense de Energia (COPEL) Common Stock	Equity
ELRC	Electro Rent Corporation - Common Stock	Equity
ELS	Equity Lifestyle Properties, Inc. Common Stock	Equity
ELSE	Electro-Sensors, Inc. - Common Stock	Equity
ELSpC	Equity Lifestyle Properties, Inc. Depositary Shares each representing 1/100th of a share of 6.75% Series C Cumulative Redeemable Perpetual Preferred Stock	Equity
ELTK	Eltek Ltd. - Ordinary Shares	Equity
ELU	Entergy Louisiana, Inc. First Mortgage Bonds, 4.70% Series due June 1, 2063	Equity
ELY	Callaway Golf Company Common Stock	Equity
EMAG	VanEck Vectors Emerging Markets Aggregate Bond ETF	ETF
EMAN	eMagin Corporation Common Stock	Equity
EMB	iShares J,P. Morgan USD Emerging Markets Bond ETF	ETF
EMBB	SPDR MSCI EM Beyond BRIC ETF	ETF
EMBH	iShares Interest Rate Hedged Emerging Markets Bond ETF	ETF
EMC	EMC Corporation Common Stock	Equity
EMCB	WisdomTree Emerging Markets Corporate Bond Fund	ETF
EMCD	SPDR BofA Merrill Emerging Markets Corporate Bond ETF	ETF
EMCF	Emclaire Financial Corp - Common Stock	Equity
EMCG	WisdomTree Emerging Markets Consumer Growth Fund	ETF
EMCI	EMC Insurance Group Inc. - Common Stock	Equity
EMCR	EGShares Emerging Markets CORE ETF	ETF
EMD	Western Asset Emerging Markets Income Fund, Inc. Common Stock	Equity
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF	ETF
EME	EMCOR Group, Inc. Common Stock	Equity
EMES	Emerge Energy Services LP Common Units representing Limited Partner Interests	Equity
EMF	Templeton Emerging Markets Fund Common Stock	Equity
EMFM	Global X Next Emerging & Frontier ETF	ETF
EMFT	SPDR MSCI EM 50 ETF	ETF
EMG	Emergent Capital, Inc. Common Stock	Equity
EMGF	iShares Edge MSCI Multifactor Emerging Markets ETF	ETF
EMHY	iShares Emerging Markets High Yield Bond ETF	ETF
EMHZ	iShares MSCI Emerging Markets Horizon ETF	ETF
EMI	Eaton Vance Michigan Municipal Income Trust Shares of Beneficial Interest	Equity
EMIF	iShares S&P Emerging Markets Infrastructure Index Fund	ETF
EMIH	Deutsche X-trackers Emerging Markets Bond - Interest Rate Hedged ETF	ETF

EMITF	Elbit Imaging Ltd. - Ordinary Shares	Equity
EMJ	Eaton Vance New Jersey Municipal Bond Fund Common Shres of Beneficial Interest, $.01 par value	Equity
EMKR	EMCORE Corporation - Common Stock	Equity
EML	Eastern Company (The) - Common Stock	Equity
EMLB	iPath Long Enhanced MSCI Emerging Markets Index ETN	Equity
EMLC	VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	ETF
EMLP	First Trust North American Energy Infrastructure Fund	ETF
EMMS	Emmis Communications Corporation - Class A Common Stock	Equity
EMN	Eastman Chemical Company Common Stock	Equity
EMO	ClearBridge Energy MLP Opportunity Fund Inc. Common Stock	Equity
EMQQ	Emerging Markets Internet and Ecommerce ETF (The)	ETF
EMR	Emerson Electric Company Common Stock	Equity
EMRE	Guggenhein Emerging Market Real Estate ETF	ETF
EMSA	iPath Short Enhanced MSCI Emerging Markets Index ETN	Equity
EMSD	WisdomTree Strong Dollar Emerging Markets Equity Fund	ETF
EMSH	ProShares Short Term USD Emerging Markets Bond ETF	ETF
EMSO	EGShares EM Strategic Opportunities ETF	ETF
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF	ETF
EMXX	Eurasian Minerals Inc Common Shares (Canada)	Equity
EMZ	Entergy Mississippi, Inc. First Mortgage Bonds, 6.0% Series due May 1, 2051	Equity
ENB	Enbridge Inc Common Stock	Equity
ENBL	Enable Midstream Partners, LP Common Units representing limited partner interests	Equity
ENDP	Endo International plc - Ordinary Shares	Equity
ENFC	Entegra Financial Corp. - Common Stock	Equity
ENFR	Alerian Energy Infrastructure ETF	ETF
ENG	ENGlobal Corporation - Common Stock	Equity
ENH	Endurance Specialty Holdings Ltd Common Stock	Equity
ENHpC	Endurance Specialty Holdings Ltd Depositary Shares, each Representing a 1/1000th Interest in a Share of 6.350% Non-Cumulative Preferred Shares, Series C, $1.00 par value	Equity
ENIA	Enersis Americas S.A. American Depositary Shares	Equity
ENIC	Enersis Chile S.A. American Depositary Shares (Each representing 50 shares of Common Stock)	Equity
ENJ	Entergy New Orleans, Inc. First Mortgage Bonds, 5.0% Series due December 1, 2052	Equity
ENLC	EnLink Midstream, LLC Common Units representing Limited Partner Interests	Equity
ENLK	EnLink Midstream Partners, LP Common Units Representing Limited Partnership Interests	Equity
ENO	Entergy New Orleans, Inc. First Mortgage Bonds, 5.50% Series due April 1, 2066	Equity
ENOC	EnerNOC, Inc. - Common Stock	Equity
ENOR	Ishares MSCI Norway Capped ETF	ETF
ENPH	Enphase Energy, Inc. - Common Stock	Equity
ENR	Energizer Holdings, Inc. Common Stock	Equity
ENRJ	EnerJex Resources, Inc. (NEW) Common Stock	Equity
ENRJp	EnerJex Resources, Inc. 10% Series A Cumulative Redeemable Perpetual Preferred Stock	Equity
ENS	Enersys Common Stock	Equity
ENSG	The Ensign Group, Inc. - Common Stock	Equity
ENSV	Enservco Corporation Common Stock	Equity
ENT	Global Eagle Entertainment Inc. - Common Stock	Equity
ENTA	Enanta Pharmaceuticals, Inc. - Common Stock	Equity
ENTG	Entegris, Inc. - Common Stock	Equity
ENTL	Entellus Medical, Inc. - Common Stock	Equity
ENV	Envestnet, Inc Common Stock	Equity

ENVA	Enova International, Inc. Common Stock	Equity
ENX	Eaton Vance New York Municipal Bond Fund Common Shares of Beneficial Interest, $.01 par value	Equity
ENY	Guggenheim Canadian Energy Income ETF	ETF
ENZ	Enzo Biochem, Inc. Common Stock ($0.01 Par Value)	Equity
ENZL	iShares MSCI New Zealand Capped ETF	ETF
ENZY	Enzymotec Ltd. - Ordinary Shares	Equity
EOCA	Endesa Americas S.A. American Depositary Share (each representing 30 shares of Common Stock)	Equity
EOCC	Empresa Nacional de Electricidad S.A. Common Stock	Equity
EOD	Wells Fargo Global Dividend Opportunity Fund	Equity
EOG	EOG Resources, Inc. Common Stock	Equity
EOI	Eaton Vance Enhance Equity Income Fund Eaton Vance Enhanced Equity Income Fund Shares of Beneficial Interest	Equity
EOS	Eaton Vance Enhance Equity Income Fund II Common Stock	Equity
EOT	Eaton Vance Municipal Income Trust EATON VANCE NATIONAL MUNICIPAL OPPORTUNITIES TRUST	Equity
EPAM	EPAM Systems, Inc. Common Stock	Equity
EPAY	Bottomline Technologies, Inc. - Common Stock	Equity
EPC	Edgewell Personal Care Company Common Stock	Equity
EPD	Enterprise Products Partners L.P. Common Stock	Equity
EPE	EP Energy Corporation Class A Common Stock	Equity
EPHE	iShares MSCI Philippines ETF	ETF
EPI	WisdomTree India Earnings Fund	ETF
EPIQ	EPIQ Systems, Inc. - Common Stock	Equity
EPIX	ESSA Pharma Inc. - Common Stock	Equity
EPM	Evolution Petroleum Corporation, Inc. Common Stock	Equity
EPMpA	Evolution Petroleum Corporation, Inc. 8.5% Series A Cumulative Pfd Stk	Equity
EPOL	iShares MSCI Poland Capped ETF	ETF
EPP	iShares MSCI Pacific Ex-Japan Index Fund	ETF
EPpC	El Paso Corporation Preferred Stock	Equity
EPR	EPR Properties Common Stock	Equity
EPRF	Elkhorn S&P High Quality Preferred ETF	ETF
EPRO	AdvisorShares EquityPro ETF	ETF
EPRpC	EPR Properties 5.75% Series C Cumulative Convertible Preferred Shares	Equity
EPRpE	EPR Properties Series E Cumulative Conv Pfd Shs Ser E	Equity
EPRpF	EPR Properties Pfd Ser F	Equity
EPRS	EPIRUS Biopharmaceuticals, Inc. - Common Stock	Equity
EPS	WisdomTree Earnings 500 Fund	ETF
EPU	iShares MSCI All Peru Capped ETF	ETF
EPV	ProShares UltraShort FTSE Europe ETF	ETF
EPZM	Epizyme, Inc. - Common Stock	Equity
EQAL	PowerShares Russell 1000 Equal Weight POrtfolio	ETF
EQBK	Equity Bancshares, Inc. - Class A Common Stock	Equity
EQC	Equity Commonwealth Common Shares of Beneficial Interest	Equity
EQCO	Equity Commonwealth 5.75% Senior Notes due 2042	Equity
EQCpD	Equity Commonwealth 6.50% Pfd Conv Shs Ser D	Equity
EQFN	Equitable Financial Corp. - Common Stock	Equity
EQGP	EQT GP Holdings, LP Common Units representing limited partner interests	Equity
EQIX	Equinix, Inc. - Common Stock	Equity
EQL	ALPS Equal Sector Weight ETF	ETF

EQLT	Workplace Equality Portfolio ETF	ETF
EQM	EQT Midstream Partners, LP Common Units representing Limited Partner Interests	Equity
EQR	Equity Residential Common Shares of Beneficial Interest	Equity
EQS	Equus Total Return, Inc. Common Stock	Equity
EQT	EQT Corporation Common Stock	Equity
EQWL	PowerShares Russell Top 200 Equal Weight Portfolio	ETF
EQWM	PowerShares Russell Midcap Equal Weight Portfolio	ETF
EQWS	PowerShares Russell 2000 Equal Weight Portfolio	ETF
EQY	Equity One, Inc. Common Stock	Equity
ERA	Era Group, Inc. Common Stock	Equity
ERB	ERBA Diagnostics, Inc. Common Stock	Equity
ERC	Wells Fargo Multi-Sector Income Fund Common Stock, no par value	Equity
ERF	Enerplus Corporation Common Stock	Equity
ERGF	iShares Edge MSCI Multifactor Energy ETF	ETF
ERH	Wells Fargo Utilities and High Income Fund	Equity
ERI	Eldorado Resorts, Inc. - Common Stock	Equity
ERIC	Ericsson - ADS each representing 1 underlying Class B share	Equity
ERIE	Erie Indemnity Company - Class A Common Stock	Equity
ERII	Energy Recovery, Inc. - Common Stock	Equity
ERJ	Embraer S.A. Common Stock	Equity
ERN	Erin Energy Corp.	Equity
ERO	Barclays PLC iPath EUR/USD Exchange Rate ETN	Equity
EROS	Eros International PLC A Ordinary Shares	Equity
ERS	Empire Resources, Inc. - Common Stock	Equity
ERUS	iShares MSCI Russia Capped ETF New	ETF
ERX	Direxion Energy Bull 3X Shares	ETF
ERY	Direxion Daily Energy Bear 3X Shares	ETF
ERYY	Direxion Daily Energy Bear 1X Shares	ETF
ES	Eversource Energy (D/B/A) Common Stock	Equity
ESBA	Empire State Realty OP, L.P. Series ES Operating Partnership Units Representing Limited Partnership Interests	Equity
ESBK	Elmira Savings Bank NY (The) - Common Stock	Equity
ESCA	Escalade, Incorporated - Common Stock	Equity
ESD	Western Asset Emerging Markets Debt Fund Inc Common Stock	Equity
ESE	ESCO Technologies Inc. Common Stock	Equity
ESEA	Euroseas Ltd. - Common Stock	Equity
ESES	Eco-Stim Energy Solutions, Inc. - Common Stock	Equity
ESGN	Columbia Sustainable International Equity Income ETF	ETF
ESGR	Enstar Group Limited - Ordinary Shares	Equity
ESGS	Columbia Sustainable U.S. Equity Income ETF	ETF
ESGW	Columbia Sustainable Global Equity Income ETF	ETF
ESI	ITT Educational Services, Inc. Common Stock	Equity
ESIO	Electro Scientific Industries, Inc. - Common Stock	Equity
ESL	Esterline Technologies Corporation Common Stock	Equity
ESLT	Elbit Systems Ltd. - Ordinary Shares	Equity
ESMC	Escalon Medical Corp. - Common Stock	Equity
ESNC	EnSync, Inc. Common Stock	Equity
ESND	Essendant Inc. - Common Stock	Equity
ESNT	Essent Group Ltd. Common Shares	Equity
ESP	Espey Mfg. & Electronics Corp. Common Stock	Equity
ESPR	Esperion Therapeutics, Inc. - Common Stock	Equity

ESRT	Empire State Realty Trust, Inc. Class A Common Stock	Equity
ESRX	Express Scripts Holding Company - Common Stock	Equity
ESS	Essex Property Trust, Inc. Common Stock	Equity
ESSA	ESSA Bancorp, Inc. - common stock	Equity
ESTE	Earthstone Energy, Inc. Common Stock	Equity
ESV	Ensco plc Class A Ordinary Shares	Equity
ESXB	Community Bankers Trust Corporation. - Common Stock	Equity
ETAK	Elephant Talk Communication Corp. Delaware Common Stock	Equity
ETB	Eaton Vance Tax-Managed Buy-Write Income Fund Eaton Vance Tax-Managed Buy-Write Income Fund Common Shares of Beneficial Interest	Equity
ETE	Energy Transfer Equity, L.P. Energy Transfer Equity, L.P. Common Units representing Limited Partnership interests	Equity
ETFC	E*TRADE Financial Corporation - Common Stock	Equity
ETG	Eaton Vance Tax-Advantaged Global Dividend Income Fund Common Shares of Beneficial Interest	Equity
ETH	Ethan Allen Interiors Inc. Common Stock	Equity
ETHO	Etho Climate Leadership U.S. ETF	ETF
ETJ	Eaton Vance Risk-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest	Equity
ETM	Entercom Communications Corporation Common Stock	Equity
ETN	Eaton Corporation, PLC Ordinary Shares	Equity
ETO	Eaton Vance Tax-Advantage Global Dividend Opp Common Stock	Equity
ETP	Energy Transfer Partners, L.P. ENERGY TRANSFER PARNTERS	Equity
ETR	Entergy Corporation Common Stock	Equity
ETRM	EnteroMedics Inc. - Common Stock	Equity
ETSY	Etsy, Inc. - Common Stock	Equity
ETV	Eaton Vance Corporation Eaton Vance Tax-Managed Buy-Write Opportunities Fund Common Shares of Beneficial Interest	Equity
ETW	Eaton Vance Corporation Eaton Vance Tax-Managed Global Buy-Write Opportunites Fund Common Shares of Beneficial Interest	Equity
ETX	Eaton Vance Municipal Income 2028 Term Trust Common Shares of Beneficial Interest	Equity
ETY	Eaton Vance Tax-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest,	Equity
EUDG	WisdomTree Europe Quality Dividend Growth Fund	ETF
EUDV	ProShares MSCI Europe Dividend Growers ETF	ETF
EUFN	iShares MSCI Europe Financials Sector Index Fund	ETF
EUFX	ProShares Short Euro	ETF
EUM	ProShares Short MSCI Emerging Markets	ETF
EUMV	iShares Edge MSCI Min Vol Europe ETF	ETF
EUO	ProShares UltraShort Euro	ETF
EURL	Direxion Daily FTSE Europe Bull 3x Shares	ETF
EURN	Euronav NV Ordinary Shares	Equity
EUSA	iShares MSCI USA Equal Weighted ETF	ETF
EUSC	WisdomTree Europe Hedged SmallCap Equity Fund	ETF
EV	Eaton Vance Corporation Common Stock	Equity
EVA	Enviva Partners, LP Common units representing limited partner interests	Equity
EVAR	Lombard Medical, Inc. - Ordinary Shares	Equity
EVBN	Evans Bancorp, Inc. Common Stock	Equity
EVBS	Eastern Virginia Bankshares, Inc. - Common Stock	Equity
EVC	Entravision Communications Corporation Common Stock	Equity
EVDY	Everyday Health, Inc. Common Stock	Equity

EVEP	EV Energy Partners, L.P. - common units representing limited partnership interest	Equity
EVER	EverBank Financial Corp. Common Stock	Equity
EVERpA	EverBank Financial Corp. Depositary Shares Representing 1/1000th Perpetual Preferred Series A	Equity
EVF	Eaton Vance Senior Income Trust Common Stock	Equity
EVG	Eaton Vance Short Diversified Income Fund Eaton Vance Short Duration Diversified Income Fund Common Shares of Beneficial Interest	Equity
EVGBC	Eaton Vance NextShares Trust - Eaton Vance Global Income Builder NextShares	Equity
EVGN	Evogene Ltd Ordinary shares (Israel)	Equity
EVH	Evolent Health, Inc Class A Common Stock	Equity
EVHC	Envision Healthcare Holdings, Inc. Common Stock	Equity
EVI	EnviroStar, Inc. Common Stock	Equity
EVJ	Eaton Vance New Jersey Municipal Income Trust Shares of Beneficial Interest	Equity
EVK	Ever-Glory International Group, Inc. - Common Stock	Equity
EVLMC	Eaton Vance NextShares Trust II - Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares	Equity
EVLV	EVINE Live Inc. - Common Stock	Equity
EVM	Eaton Vance California Municipal Bond Fund Common Shares of Beneficial Interest, $.01 par value	Equity
EVN	Eaton Vance Municipal Income Trust Common Stock	Equity
EVO	Eaton Vance Ohio Municipal Income Trust Shares of Beneficial Interest	Equity
EVOK	Evoke Pharma, Inc. - Common Stock	Equity
EVOL	Evolving Systems, Inc. - Common Stock	Equity
EVP	Eaton Vance Pennsylvania Municipal Income Trust Shares of Beneficial Interest	Equity
EVR	Evercore Partners Inc Class A Common Stock	Equity
EVRI	Everi Holdings Inc. Common Stock	Equity
EVSTC	Eaton Vance NextShares Trust - Eaton Vance Stock NextShares	Equity
EVT	Eaton Vance Tax Advantaged Dividend Income Fund Common Shares of Beneficial Interest	Equity
EVTC	Evertec, Inc. Common Stock	Equity
EVV	Eaton Vance Limited Duration Income Fund Common Shares of Beneficial Interest	Equity
EVX	VanEck Vectors Environmental Services ETF	ETF
EVY	Eaton Vance New York Municipal Income Trust Shares of Beneficial Interest	Equity
EW	Edwards Lifesciences Corporation Common Stock	Equity
EWA	iShares MSCI Australia Index Fund	ETF
EWBC	East West Bancorp, Inc. - Common Stock	Equity
EWC	iShares MSCI Canada Index Fund	ETF
EWD	iShares MSCI Sweden Index Fund	ETF
EWEM	Guggenheim MSCI Emerging Markets Equal Country Weight ETF	ETF
EWG	iShares MSCI Germany Index Fund	ETF
EWGS	Ishares MSCI Germany Small Cap ETF	ETF
EWH	iShares MSCI Hong Kong Index Fund	ETF
EWI	iShares MSCI Italy Capped Index Fund	ETF
EWJ	iShares MSCI Japan Index Fund	ETF
EWK	iShares MSCI Belgium Capped Investable Market Index Fund	ETF
EWL	iShares MSCI Switzerland Capped Index Fund	ETF
EWM	iShares MSCI Malaysia Index Fund	ETF
EWMC	Guggenheim S&P MidCap 400 Equal Weight ETF	ETF
EWN	iShares MSCI Netherlands Index Fund	ETF
EWO	iShares MSCI Austria Capped Investable Market Index Fund	ETF
EWP	iShares MSCI Spain Capped Index Fund	ETF
EWQ	iShares MSCI France Index Fund	ETF

EWRE	Guggenheim S&P 500 Equal Weight Real Estate ETF	ETF
EWS	iShares MSCI Singapore Index Fund	ETF
EWSC	Guggenheim S&P SmallCap 600 Equal Weight ETF	ETF
EWT	iShares MSCI Taiwan Index Fund	ETF
EWU	iShares MSCI United Kingdom ETF	ETF
EWUS	Ishares MSCI United Kingdom Small Cap ETF	ETF
EWV	ProShares UltraShort MSCI Japan	ETF
EWW	iShares MSCI Mexico Capped Investable Market Index Fund	ETF
EWX	SPDR S&P Emerging Markets Small Cap ETF	ETF
EWY	iShares MSCI South Korea Capped Index Fund	ETF
EWZ	iShares MSCI Brazil Capped Index Fund	ETF
EWZS	iShares MSCI Brazil Small-Cap ETF	ETF
EXA	Exa Corporation - Common Stock	Equity
EXAC	Exactech, Inc. - Common Stock	Equity
EXAM	ExamWorks Group, Inc. Common Stock	Equity
EXAR	Exar Corporation Common Stock	Equity
EXAS	Exact Sciences Corporation - Common Stock	Equity
EXC	Exelon Corporation Common Stock	Equity
EXCU	Exelon Corp. Conv Unit	Equity
EXD	Eaton Vance Tax-Advantaged Bond Common Shares of Beneficial Interest	Equity
EXEL	Exelixis, Inc. - Common Stock	Equity
EXFO	EXFO Inc - Subordinate Voting Shares	Equity
EXG	Eaton Vance Tax-Managed Global Diversified Equity Income Fund Eaton Vance Tax-Managed Global Diversified Equity Income Fund Common Shares of Beneficial Interest	Equity
EXI	iShares Global Industrials ETF	ETF
EXK	Endeavour Silver Corporation Ordinary Shares (Canada)	Equity
EXLS	ExlService Holdings, Inc. - Common Stock	Equity
EXP	Eagle Materials Inc Common Stock	Equity
EXPD	Expeditors International of Washington, Inc. - Common Stock	Equity
EXPE	Expedia, Inc. - Common Stock	Equity
EXPO	Exponent, Inc. - Common Stock	Equity
EXPR	Express, Inc. Common Stock	Equity
EXR	Extra Space Storage Inc Common Stock	Equity
EXT	WisdomTree Total Earnings Fund	ETF
EXTN	Exterran Corporation Common Stock	Equity
EXTR	Extreme Networks, Inc. - Common Stock	Equity
EYEG	Eyegate Pharmaceuticals, Inc. - Common Stock	Equity
EYEGW	Eyegate Pharmaceuticals, Inc. - Warrants	Equity
EYES	Second Sight Medical Products, Inc. - Common Stock	Equity
EZA	iShares MSCI South Africa Index Fund	ETF
EZJ	ProShares Ultra MSCI Japan	ETF
EZM	WisdomTree MidCap Earnings Fund	ETF
EZPW	EZCORP, Inc. - Class A Non-Voting Common Stock	Equity
EZR	WisdomTree Europe Local Recovery Fund	ETF
EZT	Entergy Texas Inc First Mortgage Bonds 5.625% Series due June 1, 2064	Equity
EZU	iShares MSCI Eurozone ETF	ETF
EZY	WisdomTree Low P/E Fund	ETF
F	Ford Motor Company Common Stock	Equity
FAAR	First Trust Alternative Absolute Return Strategy ETF	ETF
FAB	First Trust Multi Cap Value AlphaDEX Fund	ETF
FAC	First Acceptance Corporation	Equity

FAD	First Trust Multi Cap Growth AlphaDEX Fund	ETF
FAF	First American Corporation (New) Common Stock	Equity
FALC	FalconStor Software, Inc. - Common Stock	Equity
FALN	iShares Fallen Angels USD Bond ETF	ETF
FAM	First Trust/Aberdeen Global Opportunity Income Fund First Trust/Aberdeen Global Opportunity Income Fund Common Shares of Beneficial Interest	Equity
FAN	First Trust ISE Global Wind Energy ETF	ETF
FANG	Diamondback Energy, Inc. - Commmon Stock	Equity
FARM	Farmer Brothers Company - Common Stock	Equity
FARO	FARO Technologies, Inc. - Common Stock	Equity
FAS	Direxion Financial Bull 3X Shares	ETF
FAST	Fastenal Company - Common Stock	Equity
FATE	Fate Therapeutics, Inc. - Common Stock	Equity
FAUS	First Trust Australia AlphaDex fund	ETF
FAV	First Trust Dividend and Income Fund Common Shares of Beneficial Interest	Equity
FAX	Aberdeen Asia-Pacific Income Fund Inc Common Stock	Equity
FAZ	Direxion Financial Bear 3X Shares	ETF
FAZZ	Direxion Daily Financial Bear 1X Shares	ETF
FB	Facebook, Inc. - Class A Common Stock	Equity
FBC	Flagstar Bancorp, Inc. Common Stock	Equity
FBG	Fisher Enhanced Big Cap Growth	Equity
FBGX	UBS AG FI Enhanced Large Cap Growth ETN	Equity
FBHS	Fortune Brands Home & Security, Inc. Common Stock	Equity
FBIO	Fortress Biotech, Inc. - Common Stock	Equity
FBIZ	First Business Financial Services, Inc. - Common Stock	Equity
FBMS	The First Bancshares, Inc. - Common Stock	Equity
FBNC	First Bancorp - Common Stock	Equity
FBND	Fidelity Total Bond ETF	ETF
FBNK	First Connecticut Bancorp, Inc. - Common Stock	Equity
FBP	First BanCorp. New Common Stock	Equity
FBR	Fibria Celulose S.A.	Equity
FBRC	FBR & Co - Common Stock	Equity
FBSS	Fauquier Bankshares, Inc. - Common Stock	Equity
FBT	First Trust Amex Biotech Index Fund	ETF
FBZ	First Trust Brazil AlphaDEX Fund	ETF
FC	Franklin Covey Company Common Stock	Equity
FCA	First Trust China AlphaDEX Fund	ETF
FCAM	Fiat Chrysler Automobiles N.V. Mandatory Convertible Securities	Equity
FCAN	First Trust Canada AlphaDEX Fund	ETF
FCAP	First Capital, Inc. - Common Stock	Equity
FCAU	Fiat Chrysler Automobiles N.V. Common Shares	Equity
FCB	FCB Financial Holdings, Inc. Class A Common Stock	Equity
FCBC	First Community Bancshares, Inc. - Common Stock	Equity
FCCO	First Community Corporation - Common Stock	Equity
FCCY	1st Constitution Bancorp (NJ) - Common Stock	Equity
FCE/A	Forest City Realty Trust, Inc. Common Stock	Equity
FCE/B	Forest City Realty Trust, Inc. Common Stock	Equity
FCEL	FuelCell Energy, Inc. - Common Stock	Equity
FCF	First Commonwealth Financial Corporation Common Stock	Equity
FCFI	TrimTabs Intl Free-Cash Flow ETF	ETF
FCFP	First Community Financial Partners, Inc. - Common Stock	Equity

FCFS	First Cash Financial Services, Inc. - Common Stock	Equity
FCG	First Trust ISE-Revere Natural Gas	ETF
FCH	FelCor Lodging Trust Incorporated Common Stock	Equity
FCHpA	FelCor Lodging Trust Incorporated Preferred Stock	Equity
FCLF	First Clover Leaf Financial Corp. - Common Stock	Equity
FCN	FTI Consulting, Inc. Common Stock	Equity
FCNCA	First Citizens BancShares, Inc. - Class A Common Stock	Equity
FCO	Aberdeen Global Income Fund, Inc. Common Stock	Equity
FCOM	Fidelity MSCI Telecommunication Services Index ETF	ETF
FCOR	Fidelity Corporate Bond ETF	ETF
FCPT	Four Corners Property Trust, Inc. Common Stock	Equity
FCS	Fairchild Semiconductor International, Inc. - Common Stock	Equity
FCSC	Fibrocell Science Inc - Common Stock	Equity
FCT	First Trust Senior Floating Rate Income Fund II Common Shares of Beneficial Interest	Equity
FCTY	1st Century Bancshares, Inc - Common Stock	Equity
FCVT	First Trust SSI Strategic Convertible Securities ETF	ETF
FCX	Freeport-McMoRan, Inc. Common Stock	Equity
FDC	First Data Corporation Class A Common Stock	Equity
FDD	First Trust Dow Jones STOXX Select Dividend 30 Index Fund	ETF
FDEF	First Defiance Financial Corp. - Common Stock	Equity
FDEU	First Trust Dynamic Europe Equity Income Fund Common Shares of Beneficial Interest	Equity
FDIS	Fidelity MSCI Consumer Discretionary Index ETF	ETF
FDIV	First Trust Strategic Income ETF	ETF
FDL	First Trust Morningstar ETF	ETF
FDM	First Trust DJ Select MicroCap ETF	ETF
FDML	Federal-Mogul Holdings Corporation - Class A Common Stock	Equity
FDN	First Trust DJ Internet Index Fund	ETF
FDP	Fresh Del Monte Produce, Inc. Common Stock	Equity
FDS	FactSet Research Systems Inc. Common Stock	Equity
FDT	First Trust Developed Markets Ex-US AlphaDEX Fund	ETF
FDTS	First Trust Developed Markets ex-US Small Cap AlphaDEX Fund	ETF
FDUS	Fidus Investment Corporation - Common Stock	Equity
FDX	FedEx Corporation Common Stock	Equity
FE	FirstEnergy Corporation Common Stock	Equity
FEEU	Barclays ETN FI Enhanced Europe 50 ETN	Equity
FEI	First Trust MLP and Energy Income Fund Common Shares of Beneficial Interest	Equity
FEIC	FEI Company - Common Stock	Equity
FEIM	Frequency Electronics, Inc. - Common Stock	Equity
FELE	Franklin Electric Co., Inc. - Common Stock	Equity
FELP	Foresight Energy LP Common Units representing Limited Partner Interests	Equity
FEM	First Trust Emerging Markets AlphaDEX Fund	ETF
FEMB	First Trust Emerging Markets Local Currency Bond ETF	ETF
FEMS	First Trust Emerging Markets Small Cap AlphaDEX Fund	ETF
FEN	First Trust Energy Income and Growth Fund	Equity
FENG	Phoenix New Media Limited American Depositary Shares, each representing 8 Class A ordinary shares.	Equity
FENX	Fenix Parts, Inc. - Common Stock	Equity
FENY	Fidelity MSCI Energy Index ETF	ETF
FEO	First Trust/Aberdeen Emerging Opportunity Fund Common Shares of Beneficial Interest	Equity
FEP	First Trust Europe AlphaDEX Fund	ETF
FES	Forbes Energy Services Ltd - Common Stock	Equity

FET	Forum Energy Technologies, Inc. Common Stock	Equity
FEU	SPDR DJ STOXX 50 Etf	ETF
FEUZ	First Trust Eurozone AlphaDEX ETF	ETF
FEX	First Trust Large Cap Core AlphaDEX Fund	ETF
FEYE	FireEye, Inc. - Common Stock	Equity
FEZ	SPDR DJ Euro STOXX 50 Etf	ETF
FF	FutureFuel Corp. Common shares	Equity
FFA	First Trust Enhanced Equity Income Fund	Equity
FFBC	First Financial Bancorp. - Common Stock	Equity
FFBCW	First Financial Bancorp. - Warrant 12/23/2018	Equity
FFC	Flaherty & Crumrine Preferred Securities Income Fund Incorporated	Equity
FFG	FBL Financial Group, Inc. Common Stock	Equity
FFHL	Fuwei Films (Holdings) Co., Ltd. - ORDINARY SHARES	Equity
FFIC	Flushing Financial Corporation - Common Stock	Equity
FFIN	First Financial Bankshares, Inc. - Common Stock	Equity
FFIV	F5 Networks, Inc. - Common Stock	Equity
FFKT	Farmers Capital Bank Corporation - Common Stock	Equity
FFNW	First Financial Northwest, Inc. - Common Stock	Equity
FFR	First Trust FTSE EPRA/NAREIT Global Real Estate Index Fund	ETF
FFTY	Innovator IBD 50 Fund ETF	ETF
FFWM	First Foundation Inc. - Common Stock	Equity
FGB	First Trust Specialty Finance and Financial Opportunities Fund	Equity
FGBI	First Guaranty Bancshares, Inc. - Common Stock	Equity
FGD	First Trust DJ Global Select Dividend	ETF
FGEN	FibroGen, Inc - Common Stock	Equity
FGL	Fidelity & Guaranty Life Common Stock	Equity
FGM	First Trust Germany AlphaDEX Fund	ETF
FGP	Ferrellgas Partners, L.P. Common Stock	Equity
FH	FORM Holdings Corp. - Common Stock	Equity
FHCO	Female Health Company (The) - Common Stock	Equity
FHK	First Trust Hong Kong AlphaDEX Fund	ETF
FHLC	Fidelity MSCI Health Care Index ETF	ETF
FHN	First Horizon National Corporation Common Stock	Equity
FHNpA	First Horizon National Corporation Depositary Shares	Equity
FHY	First Trust Strategic High Income Fund II First Trust Strategic High Income Fund II Common Shares of Beneficial Interest	Equity
FI	Frank's International N.V. Common Stock	Equity
FIA	Falah Russell-IdealRatings U.S. Large Cap ETF	ETF
FIBG	CS FI Enhanced Big Cap Growth ETN	Equity
FIBK	First Interstate BancSystem, Inc. - Class A Common Stock	Equity
FIBR	iShares Edge U.S. Fixed Income Balanced Risk ETF	ETF
FICO	Fair Isaac Corproation Common Stock	Equity
FIDU	Fidelity MSCI Industrials Index ETF	ETF
FIEE	UBS AG FI Enhanced Europe 50 ETN due February 12, 2026	Equity
FIEG	FI Enhanced Gloabl High Yield ETN	Equity
FIEU	FI Enhanced Europe 50 ETN	Equity
FIF	First Trust Energy Infrastructure Fund Common Shares of Beneficial Interest	Equity
FIG	Fortress Investment Group LLC Class A Common Stock	Equity
FIGY	Barclays ETN FI Enhanced Global High Yield ETN	Equity
FIHD	UBS AG UBS AG FI Enhanced Global High Yield ETN due March 3, 2026	Equity
FII	Federated Investors, Inc. Common Stock	Equity

FILL	iShares MSCI Global Energy Producers Fund	ETF
FINL	The Finish Line, Inc. - Class A Common Stock	Equity
FINU	ProShares UltraPro Financial Select Sector	ETF
FINZ	ProShares UltraPro Short Financial Select Sector	ETF
FIS	Fidelity National Information Services, Inc. Common Stock	Equity
FISI	Financial Institutions, Inc. - Common Stock	Equity
FISK	Empire State Realty OP, L.P. Series 250 Operating Partnership Units Representing Limited Partnership Interests	Equity
FISV	Fiserv, Inc. - Common Stock	Equity
FIT	Fitbit, Inc. Class A Common Stock	Equity
FITB	Fifth Third Bancorp - Common Stock	Equity
FITBI	Fifth Third Bancorp - Depositary Share repstg 1/1000th Ownership Interest Perp Pfd Series I	Equity
FITS	The Health and Fitness ETF	ETF
FIVE	Five Below, Inc. - Common Stock	Equity
FIVN	Five9, Inc. - Common Stock	Equity
FIW	First Trust ISE Water Index Fund	ETF
FIX	Comfort Systems USA, Inc. Common Stock	Equity
FIZZ	National Beverage Corp. - Common Stock	Equity
FJP	First Trust Japan AlphaDEX Fund	ETF
FKO	First Trust South Korea AlphaDEX Fund	ETF
FKU	First Trust United Kingdom AlphaDEX Fund	ETF
FL	Foot Locker, Inc.	Equity
FLAG	WeatherStorm Forensic Accounting Long Short ETF	ETF
FLAT	Barclays PLC - iPath US Treasury Flattener ETN	Equity
FLC	Flaherty & Crumrine Total Return Fund Inc Common Stock	Equity
FLDM	Fluidigm Corporation - Common Stock	Equity
FLEX	Flextronics International Ltd. - Ordinary Shares	Equity
FLGE	Credit Suisse FI Large Cap Growth Enhanced ETN	Equity
FLIC	The First of Long Island Corporation - Common Stock	Equity
FLIR	FLIR Systems, Inc. - Common Stock	Equity
FLKS	Flex Pharma, Inc. - Common Stock	Equity
FLL	Full House Resorts, Inc. - Common Stock	Equity
FLM	First Trust ISE Glb Engnrg And Const Idx	ETF
FLML	Flamel Technologies S.A. - American Depositary Shares each representing one Ordinary Share	Equity
FLN	First Trust Latin America AlphaDEX Fund	ETF
FLO	Flowers Foods, Inc. Common Stock	Equity
FLOT	iShares Floating Rate Bond ETF	ETF
FLOW	SPX FLOW, Inc. Common Stock	Equity
FLQD	Franklin LibertyQ Global Dividend ETF	ETF
FLQE	Franklin LibertyQ Emerging Markets ETF	ETF
FLQG	Franklin LibertyQ Global Equity ETF	ETF
FLQH	Franklin LibertyQ International Equity Hedged ETF	ETF
FLR	Fluor Corporation Common Stock	Equity
FLRN	SPDR Barclays Investment Grade Floating Rate ETF	ETF
FLRT	AdvisorShares Pacific Asset Enhanced Floating Rate ETF	ETF
FLS	Flowserve Corporation Common Stock	Equity
FLT	FleetCor Technologies, Inc. Common Stock	Equity
FLTB	Fidelity Limited Term Bond ETF	ETF
FLTR	VanEck Vectors Investment Grade Floating Rate ETF	ETF
FLTX	Fleetmatics Group PLC Ordinary Shares	Equity
FLWS	1-800 FLOWERS.COM, Inc. - Class A Common Stock	Equity

FLXN	Flexion Therapeutics, Inc. - Common Stock	Equity
FLXS	Flexsteel Industries, Inc. - Common Stock	Equity
FLY	Fly Leasing Limited	Equity
FM	iShares MSCI Frontier 100 Fund	ETF
FMAT	Fidelity MSCI Materials Index ETF	ETF
FMB	First Trust Managed Municipal ETF	ETF
FMBH	First Mid-Illinois Bancshares, Inc. - Common Stock	Equity
FMBI	First Midwest Bancorp, Inc. - Common Stock	Equity
FMC	FMC Corporation Common Stock	Equity
FMD	First Marblehead Corporation (The) Common Stock	Equity
FMER	FirstMerit Corporation - Common Stock	Equity
FMERpA	FirstMerit Corporation Depositary Shares	Equity
FMF	First Trust Morningstar Managed Futures Strategy Fund	ETF
FMI	Foundation Medicine, Inc. - Common Stock	Equity
FMK	First Trust Mega Cap AlphaDEX Fund	ETF
FMLP	ETRACS Wells Fargo MLP Ex-Energy ETN	Equity
FMN	Federated Premier Municipal Income Fund Federated Premier Municipal Income Fund	Equity
FMNB	Farmers National Banc Corp. - Common Stock	Equity
FMO	Fiduciary/Claymore MLP Opportunity Fund Fiduciary/Claymore MLP Opportunity Fund Common Shares of Beneficial Interest	Equity
FMS	Fresenius Medical Care AG Common Stock	Equity
FMSA	Fairmount Santrol Holdings Inc. Common Stock	Equity
FMX	Fomento Economico Mexicano S.A.B. de C.V. Common Stock	Equity
FMY	First Trust Motgage Income Fund Common Shares of Beneficial Interest	Equity
FN	Fabrinet Ordinary Shares	Equity
FNB	F.N.B. Corporation Common Stock	Equity
FNBC	First NBC Bank Holding Company - Common Stock	Equity
FNBpE	F.N.B. Corporation Depositary Shares, each representing a 1/40th interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	Equity
FNCF	iShares Edge MSCI Multifactor Financials ETF	ETF
FNCL	Fidelity MSCI Financials Index ETF	ETF
FNCX	Function(x) Inc. - Common Stock	Equity
FNDA	Schwab Fundamental U.S. Small Company Index ETF	ETF
FNDB	Schwab Fundamental U.S. Broad Market Index ETF	ETF
FNDC	Schwab Fundamental International Small Company Index ETF	ETF
FNDE	Schwab Fundamental Emerging Markets Large Company Index ETF	ETF
FNDF	Schwab Fundamental International Large Company Index ETF	ETF
FNDX	Schwab Fundamental U.S. Large Company Index ETF	ETF
FNF	FNF Group of Fidelity National Financial, Inc. Common Stock	Equity
FNFG	First Niagara Financial Group Inc. - Common Stock	Equity
FNFGpB	First Niagara Financial Group Inc. PFD NON CUM SER B FXD/FLTG	Equity
FNFV	FNFV Group of Fidelity National Financial, Inc. Common Stock	Equity
FNGN	Financial Engines, Inc. - Common Stock	Equity
FNHC	Federated National Holding Company - Common Stock	Equity
FNI	First Trust ISE Chindia	ETF
FNJN	Finjan Holdings, Inc. - Common Stock	Equity
FNK	First Trust Mid Cap Value AlphaDEX Fund	ETF
FNLC	First Bancorp, Inc (ME) - Common Stock	Equity
FNSR	Finisar Corporation - Common Stock	Equity
FNTC	FinTech Acquisition Corp. - Common Stock	Equity
FNTCU	FinTech Acquisition Corp. - Units	Equity

FNTCW	FinTech Acquisition Corp. - Warrants	Equity
FNV	Franco-Nevada Corporation	Equity
FNWB	First Northwest Bancorp - Common Stock	Equity
FNX	First Trust Mid Cap Core AlphaDEX Fund	ETF
FNY	First Trust Mid Cap Growth AlphaDEX Fund	ETF
FOE	Ferro Corporation Common Stock	Equity
FOF	Cohen & Steers Closed-End Opportunity Fund, Inc. Common Stock	Equity
FOGO	Fogo de Chao, Inc. - Common Stock	Equity
FOIL	iPath Pure Beta Aluminum ETN	Equity
FOLD	Amicus Therapeutics, Inc. - Common Stock	Equity
FOMX	Foamix Pharmaceuticals Ltd. - Ordinary Shares	Equity
FONE	First Trust NASDAQ Smartphone Index Fund	ETF
FONR	Fonar Corporation - Common Stock	Equity
FOR	Forestar Group Inc Common Stock	Equity
FORD	Forward Industries, Inc. - Common Stock	Equity
FORK	Fuling Global Inc. - Ordinary Shares	Equity
FORM	FormFactor, Inc. - Common Stock	Equity
FORR	Forrester Research, Inc. - Common Stock	Equity
FORTY	Formula Systems (1985) Ltd. - ADS represents 1 ordinary shares	Equity
FOSL	Fossil Group, Inc. - Common Stock	Equity
FOX	Twenty-First Century Fox, Inc. - Class B Common Stock	Equity
FOXA	Twenty-First Century Fox, Inc. - Class A Common Stock	Equity
FOXF	Fox Factory Holding Corp. - Common Stock	Equity
FPA	First Trust Asia Pacific Ex-Japan AlphaDEX Fund	ETF
FPE	First Trust Preferred Securities and Income ETF ETF	ETF
FPF	First Trust Intermediate Duration Preferred & Income Fund Common Shares of Beneficial Interest	Equity
FPI	Farmland Partners Inc. Common Stock	Equity
FPL	First Trust New Opportunities MLP & Energy Fund Common Shares of Beneficial Interest	Equity
FPO	First Potomac Realty Trust Common Shares of Beneficial Interest	Equity
FPOpA/CL	First Potomac Realty Trust CUMULATIVE REDEEMABLE PFD PERPETUAL SER A	Equity
FPP	FieldPoint Petroleum Corporation Common Stock	Equity
FPP/WS	FieldPoint Petroleum Corporation Warrant expiring 2018	Equity
FPRX	Five Prime Therapeutics, Inc. - Common Stock	Equity
FPT	Federated Premier Intermediate Municipal Income Fund Federated Premier Intermediate Municipal Income Fund	Equity
FPX	First Trust IPOX-100 Index Fund	ETF
FPXI	First Trust International IPO ETF	ETF
FR	First Industrial Realty Trust, Inc. Common Stock	Equity
FRA	Blackrock Floating Rate Income Strategies Fund Inc Common Stock	Equity
FRAK	VanEck Vectors Unconventional Oil & Gas ETF	ETF
FRAN	Francesca's Holdings Corporation - Common Stock	Equity
FRBA	First Bank - Common Stock	Equity
FRBK	Republic First Bancorp, Inc. - Common Stock	Equity
FRC	FIRST REPUBLIC BANK Common Stock	Equity
FRCpA	First Republicbank Corp DEP SHS REPSTG 1/40TH PERP PFD SER A	Equity
FRCpB	First Republic Bank Depositary Shares Representing 1/40th Perpetual Preferred Series B	Equity
FRCpC	FIRST REPUBLIC BANK Dep Shs Repstg 1/40th Perp Pfd Ser C	Equity
FRCpD	First Republic Bank San Francisco California Depositary Shares Representing 1/40th Perpetual Preferred Series D	Equity
FRCpE	FIRST REPUBLIC BANK Depositary Shs Repstg 1/40th Perp Pfd Ser E Fixed To Fltg (RATE)	Equity

FRCpF	FIRST REPUBLIC BANK Depositary Shares, each representing a 1/40th interest in a share of 5.70% Noncumulative Perpetual Series F Preferred Stock	Equity
FRCpG	FIRST REPUBLIC BANK Depositary Shares, each representing a 1/40th interest in a share of 5.50% Noncumulative Perpetual Series G Preferred Stock	Equity
FRD	Friedman Industries Inc. Common Stock	Equity
FRED	Fred's, Inc. - Common Stock	Equity
FREL	Fidelity MSCI Real Estate Index ETF	ETF
FRGI	Fiesta Restaurant Group, Inc. - Common Stock	Equity
FRI	First Trust S&P REIT Index Fund	ETF
FRME	First Merchants Corporation - Common Stock	Equity
FRN	Guggenheim Frontier Markets ETF	ETF
FRO	Frontline Ltd. Ordinary Shares	Equity
FRP	FairPoint Communications, Inc. - Common Stock	Equity
FRPH	FRP Holdings, Inc. - Common Stock	Equity
FRPT	Freshpet, Inc. - Common Stock	Equity
FRSH	Papa Murphy's Holdings, Inc. - Common Stock	Equity
FRT	Federal Realty Investment Trust Common Stock	Equity
FSAM	Fifth Street Asset Management Inc. - Class A Common Stock	Equity
FSB	Franklin Financial Network, Inc. Common Stock	Equity
FSBK	First South Bancorp Inc - Common Stock	Equity
FSBW	FS Bancorp, Inc. - Common Stock	Equity
FSC	Fifth Street Finance Corp. - Common Stock	Equity
FSCE	Fifth Street Finance Corp. 5.875% Senior Notes due 2024	Equity
FSCFL	Fifth Street Finance Corp. - 6.125% senior notes due 2028	Equity
FSD	First Trust High Income Long Short Fund Common Shares of Beneficial Interest	Equity
FSFG	First Savings Financial Group, Inc. - Common Stock	Equity
FSFR	Fifth Street Senior Floating Rate Corp. - Common Stock	Equity
FSI	Flexible Solutions International Inc. Common Stock	Equity
FSIC	FS Investment Corporation Common Stock	Equity
FSLR	First Solar, Inc. - Common Stock	Equity
FSM	Fortuna Silver Mines Inc Ordinary Shares (Canada)	Equity
FSNN	Fusion Telecommunications International, Inc. - Common Stock	Equity
FSP	Franklin Street Properties Corp. Common Stock	Equity
FSS	Federal Signal Corporation Common Stock	Equity
FSTA	Fidelity MSCI COnsumer Staples Index ETF	ETF
FSTR	L.B. Foster Company - Common Stock	Equity
FSV	FirstService Corporation - Subordinate Voting Shares	Equity
FSZ	First Trust Switzerland AlphaDEX Fund	ETF
FT	Franklin Universal Trust Common Stock	Equity
FTA	First Trust Large Cap Value AlphaDEX Fund	ETF
FTAG	First Trust Indxx Global Agriculture ETF	ETF
FTAI	Fortress Transportation and Infrastructure Investors LLC Common Shares	Equity
FTC	First Trust Large Cap Growth AlphaDEX Fund	ETF
FTCS	First Trust Capital Strength ETF	ETF
FTD	FTD Companies, Inc. - Common Stock	Equity
FTEC	Fidelity MSCI Information Technology Index ETF	ETF
FTEK	Fuel Tech, Inc. - Common Stock	Equity
FTF	Franklin Limited Duration Income Trust Common Shares of Beneficial Interest	Equity
FTGC	First Trust Global Tactical Commodity Strategy Fund	ETF
FTHI	First Trust High Income ETF	ETF
FTI	FMC Technologies, Inc. Common Stock	Equity

FTK	Flotek Industries, Inc. Common Stock	Equity
FTLB	First Trust Low Beta Income ETF	ETF
FTLS	First Trust Long/Short Equity	ETF
FTNT	Fortinet, Inc. - Common Stock	Equity
FTR	Frontier Communications Corporation - Common Stock	Equity
FTRI	First Trust Indxx Global Natural Resources Income ETF	ETF
FTRPR	Frontier Communications Corporation - 11.125% Series A Mandatory Convertible Preferred Stock	Equity
FTSD	Franklin Liberty Short Duration U.S. Government ETF	ETF
FTSL	First Trust Senior Loan Fund ETF	ETF
FTSM	First Trust Enhanced Short Maturity ETF	ETF
FTVw	Fortive Corporation Common Stock When Issued	Equity
FTW	First Trust Taiwan AlphaDEX Fund	ETF
FTY	iShares Real Estate 50 ETF	ETF
FUD	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI Food ETN	Equity
FUE	AB Svensk Ekportkredit (Swedish Export Credit Corporation) ELEMENTS Linked to the MLCX Biofuels Index - Total Return Structured Product	Equity
FUEL	Rocket Fuel Inc. - Common Stock	Equity
FUL	H. B. Fuller Company Common Stock	Equity
FULL	Full Circle Capital Corporation - Common Stock	Equity
FULLL	Full Circle Capital Corporation - 8.25% Notes due 2020	Equity
FULT	Fulton Financial Corporation - Common Stock	Equity
FUN	Cedar Fair, L.P. Common Stock	Equity
FUNC	First United Corporation - Common Stock	Equity
FUND	Sprott Focus Trust, Inc. - Closed End Fund	Equity
FUR	Winthrop Realty Trust New Common Stock	Equity
FUT	ProShares Managed Futures Strategy ETF	ETF
FUTY	Fidelity MSCI Utilities Index ETF	ETF
FV	First Trust Dorsey Wright Focus 5 ETF	ETF
FVC	First Trust Dorsey Wright Dynamic Focus 5 ETF	ETF
FVD	First Trust VL Dividend	ETF
FVE	Five Star Quality Care, Inc. Common Stock - $0.01 par value	Equity
FVL	First Trust Value Line 100 Fund	ETF
FWDB	Madrona Global Bond ETF	ETF
FWDD	Madrona Domestic ETF	ETF
FWDI	Madrona International ETF	ETF
FWP	Forward Pharma A/S - American Depositary Shares	Equity
FWRD	Forward Air Corporation - Common Stock	Equity
FXA	Guggenheim CurrencyShares Australian Dollar Trust	ETF
FXB	Guggenheim CurrencyShares British Pound Sterling Trust	ETF
FXC	Guggenheim CurrencyShares Canadian Dollar Trust	ETF
FXCB	Fox Chase Bancorp, Inc. - Common Stock	Equity
FXCH	Guggenheim CurrencyShares Chinese Renminbi Trust	ETF
FXCM	FXCM Inc. Class A Common Stock	Equity
FXD	First Trust Cons. Discret. AlphaDEX	ETF
FXE	Guggenheim CurrencyShares Euro Currency Trust	ETF
FXEP	PowerShares Developed EuroPacific Currency Hedged Low Volatility Portfolio	ETF
FXEU	PowerShares Europe Currency Hedged Low Volatility Portfolio	ETF
FXF	Guggenheim CurrencyShares Swiss Franc Trust	ETF
FXG	First Trust Cons. Staples AlphaDEX	ETF

FXH	First Trust Health Care AlphaDEX	ETF
FXI	iShares China Large-Cap ETF	ETF
FXJP	PowerShares Japan Currency Hedged Low Volatility Portfolio	ETF
FXL	First Trust Technology AlphaDEX	ETF
FXN	First Trust Energy AlphaDEX Fund	ETF
FXO	First Trust Financials AlphaDEX	ETF
FXP	ProShares Ultrashort FTSE China 50	ETF
FXR	First Trust Industrials AlphaDEX	ETF
FXS	Guggenheim CurrencyShares Swedish Krona Trust	ETF
FXSG	Guggenheim CurrencyShares Singapore Dollar Trust ETF	ETF
FXU	First Trust Utilities AlphaDEX Fund	ETF
FXY	Guggenheim CurrencyShares Japanese Yen Trust	ETF
FXZ	First Trust Materials AlphaDEX Fund	ETF
FYC	First Trust Small Cap Growth AlphaDEX Fund	ETF
FYLD	Cambria Foreign Shareholder Yield ETF	ETF
FYT	First Trust Small Cap Value AlphaDEX Fund	ETF
FYX	First Trust Small Cap Core AlphaDEX Fund	ETF
G	Genpact Limited Common Stock	Equity
GAA	Cambria Global Asset Allocation ETF	ETF
GAB	Gabelli Equity Trust, Inc. (The) Common Stock	Equity
GABC	German American Bancorp, Inc. - Common Stock	Equity
GABpD	Gabelli Equity Trust, Inc. (The) Preferred Stock Series D	Equity
GABpG	Gabelli Equity Trust, Inc. (The) Series G Cumulative Preferred Stock	Equity
GABpH	Gabelli Equity Trust, Inc. (The) Pfd Ser H	Equity
GABpJ	Gabelli Equity Trust, Inc. (The) 5.45% Series J Cumulative Preferred Stock	Equity
GAF	SPDR S&P Middle East & Africa ETF	ETF
GAIA	Gaiam, Inc. - Class A Common Stock	Equity
GAIN	Gladstone Investment Corporation - Business Development Company	Equity
GAINN	Gladstone Investment Corporation - 6.50% Series C Cumulative Term Preferred Stock Due 2022	Equity
GAINO	Gladstone Investment Corporation - 6.75% Series B Cumulative Term Preferred Stock	Equity
GAINP	Gladstone Investment Corporation - 7.125% Series A Term Preferred Stock	Equity
GAL	SPDR SSgA Global Allocation ETF	ETF
GALE	Galena Biopharma, Inc. - Common Stock	Equity
GALT	Galectin Therapeutics Inc. - Common Stock	Equity
GALTU	Galectin Therapeutics Inc. - Units	Equity
GALTW	Galectin Therapeutics Inc. - Warrants	Equity
GAM	General American Investors, Inc. Common Stock	Equity
GAMpB	General American Investors Company, Inc. Cumulative Preferred Stock	Equity
GAMR	FactorShares Trust PureFunds Video Game Tech ETF	ETF
GARD	Realty Shares DIVCON Dividend Guard ETF	ETF
GARS	Garrison Capital Inc. - Common Stock	Equity
GAS	AGL Resources, Inc. Common Stock	Equity
GASL	Direxion Daily Natural Gas Related Bull 3X Shares	ETF
GASS	StealthGas, Inc. - common stock	Equity
GASX	Direxion Daily Natural Gas Related Bear 3X Shares	ETF
GAZ	iPath Bloomberg Natural Gas Subindeex Total Return ETN	Equity
GB	Greatbatch, Inc. Common Stock	Equity
GBAB	Guggenheim Build America Bonds Managed Duration Trust Common Shares of Beneficial Interest	Equity
GBB	iPath Goldman Sachs iPath GBP/USD Exchange Rate ETN	Equity

GBCI	Glacier Bancorp, Inc. - Common Stock	Equity
GBDC	Golub Capital BDC, Inc. - Common Stock	Equity
GBF	iShares Government/Credit Bond ETF	ETF
GBIM	GlobeImmune, Inc. - Common Stock	Equity
GBL	Gamco Investors, Inc. Common Stock	Equity
GBLI	Global Indemnity plc - Class A Common Shares	Equity
GBLIZ	Global Indemnity plc - 7.75% Subordinated Note Due 2045	Equity
GBNK	Guaranty Bancorp - Common Stock	Equity
GBR	New Concept Energy, Inc Common Stock	Equity
GBSN	Great Basin Scientific, Inc. - Common Stock	Equity
GBT	Global Blood Therapeutics, Inc. - Common Stock	Equity
GBX	Greenbrier Companies, Inc. (The) Common Stock	Equity
GCAP	GAIN Capital Holdings, Inc. Common Stock	Equity
GCBC	Greene County Bancorp, Inc. - Common Stock	Equity
GCC	WisdomTree Continuous Commodity Index Fund	ETF
GCE	Clarymore CEF GS Connect ETN	Equity
GCH	Aberdeen Greater China Fund, Inc. Common Stock	Equity
GCI	Gannett Co., Inc. Common Stock	Equity
GCO	Genesco Inc. Common Stock	Equity
GCP	GCP Applied Technologies Inc. Common Stock	Equity
GCV	Gabelli Convertible and Income Securities Fund, Inc. (The) Common Stock	Equity
GCVpB	Gabelli Convertible and Income Securities Fund, Inc. (The) Series B 6.00% Cumulative Preferred Stock	Equity
GCVRZ	Sanofi - Contingent Value Right (Expiring 12/31/2020)	Equity
GD	General Dynamics Corporation Common Stock	Equity
GDDY	GoDaddy Inc. Class A Common Stock	Equity
GDEN	Golden Entertainment, Inc. - Common Stock	Equity
GDF	Western Asset Global Partners Income Fund, Inc. Common Stock	Equity
GDJJ	ProShares Ultra Junior Miners	ETF
GDJS	ProShares UltraShort Junior Miners ETF	ETF
GDL	GDL Fund, The Common Shares of Beneficial Interest	Equity
GDLpB	The GDL Fund Series B Cumulative Puttable and Callable Preferred Shares	Equity
GDO	Western Asset Global Corporate Defined Opportunity Fund Inc. Western Asset Global Corporate Defined Opportunity Fund Inc.	Equity
GDOT	Green Dot Corporation Class A Common Stock, $0.001 par value	Equity
GDV	Gabelli Dividend & Income Trust Common Shares of Beneficial Interest	Equity
GDVpA	Gabelli Dividend & Income Tr Preferred Series A	Equity
GDVpD	Gabelli Dividend Pfd Series D	Equity
GDX	VanEck Vectors Gold Miners ETF	ETF
GDXJ	VanEck Vectors Junior Gold Miners ETF	ETF
GDXS	ProShares UltraShort Gold Miners ETF	ETF
GDXX	ProShares Ultra Gold Miners ETF	ETF
GE	General Electric Company Common Stock	Equity
GEB	General Electric Company 4.875% Notes due October 15, 2052	Equity
GEC	Great Elm Capital Group, Inc. - Common Stock	Equity
GEF	Greif Inc. Class A Common Stock	Equity
GEF/B	Greif, Inc. Corporation Class B Common Stock	Equity
GEH	General Electric Capital Corporation 4.876% Notes due January 29, 2053	Equity
GEK	General Electric Capital Corporation 4.70% Notes due May 16, 2053	Equity
GEL	Genesis Energy, L.P. Common Units	Equity
GEM	Goldman Sachs ActiveBeta Emerging Markets Equity ETF	ETF

GEN	Genesis Healthcare, Inc. Common Stock	Equity
GENC	Gencor Industries Inc. - Common Stock	Equity
GENE	Genetic Technologies Ltd - American Depositary Shares representing 150 ordinary shares	Equity
GEO	Geo Group Inc (The) REIT	Equity
GEOS	Geospace Technologies Corporation - Common Stock	Equity
GEQ	Guggenheim Equal Weight Enhanced Equity Income Fund Common Shares of Beneficial Interest	Equity
GER	Goldman Sachs MLP Energy Renaissance Fund	Equity
GERN	Geron Corporation - Common Stock	Equity
GES	Guess?, Inc. Common Stock	Equity
GEUR	AdvisorShares Gartman Gold/Euro ETF	ETF
GEVO	Gevo, Inc. - Common Stock	Equity
GEX	VanEck Vectors Global Alternative Energy ETF	ETF
GF	New Germany Fund, Inc. (The) Common Stock	Equity
GFA	Gafisa SA Gafisa S.A. American Depositary Shares	Equity
GFED	Guaranty Federal Bancshares, Inc. - Common Stock	Equity
GFF	Griffon Corporation Common Stock	Equity
GFI	Gold Fields Limited American Depositary Shares	Equity
GFN	General Finance Corporation - Common Stock	Equity
GFNCP	General Finance Corporation - Cumulative Redeemable Perpetual Preferred Series C	Equity
GFNSL	General Finance Corporation - Senior Notes due 2021	Equity
GFY	Western Asset Variable Rate Strategic Fund Inc. Common Stock	Equity
GG	Goldcorp Inc. Common Stock	Equity
GGAC	Garnero Group Acquisition Company - Ordinary Shares	Equity
GGACR	Garnero Group Acquisition Company - Rights expiring 6/25/2016	Equity
GGACU	Garnero Group Acquisition Company - Units	Equity
GGACW	Garnero Group Acquisition Company - Warrant expiring 6/24/2019	Equity
GGAL	Grupo Financiero Galicia S.A. - American Depositary Shares, Class B Shares underlying	Equity
GGB	Gerdau S.A. Common Stock	Equity
GGE	Guggenheim Enhanced Equity Strategy Fund	Equity
GGG	Graco Inc. Common Stock	Equity
GGM	Guggenheim Credit Allocation Fund Common Shares of Beneficial Interest	Equity
GGN	GAMCO Global Gold, Natural Resources & Income Trust	Equity
GGNpB	GAMCO Global Gold, Natural Reources & Income Trust 5.00% Series B Cumulative 25.00 Liquidation Preference	Equity
GGOV	ProShares German Sovereign Sub Soverign ETF	ETF
GGP	General Growth Properties, Inc. Common Stock	Equity
GGPpA	General Growth Properties, Inc. Preferred Series A	Equity
GGT	Gabelli Multi-Media Trust, Inc. (The) Common Stock	Equity
GGTpB	Gabelli Multi-Media Trust, Inc. (The) Preferred Series B	Equity
GGZ	Gabelli Global Small and Mid Cap Value Trust (The) Common Shares of Beneficial Interest	Equity
GGZpA	Gabelli Global Small and Mid Cap Value Trust (The) 5.450% Series A Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	Equity
GHC	Graham Holdings Company Common Stock	Equity
GHDX	Genomic Health, Inc. - Common Stock	Equity
GHE	REX Gold Hedged FTSE Emerging Markets ETF	ETF
GHII	Guggenheim S&P High Income Infrastructure ETF	ETF
GHL	Greenhill & Co., Inc. Common Stock	Equity
GHM	Graham Corporation Common Stock	Equity
GHS	REX Gold Hedged S&P 500 ETF	ETF
GHY	Prudential Global Short Duration High Yield Fund, Inc. Common Stock	Equity

GHYG	iShares Global High Yield Corporate Bond ETF	ETF
GI	EndoChoice Holdings, Inc. Common Stock	Equity
GIB	CGI Group, Inc. Common Stock	Equity
GIFI	Gulf Island Fabrication, Inc. - Common Stock	Equity
GIG	GigPeak, Inc. Common Stock	Equity
GIGA	Giga-tronics Incorporated - Common Stock	Equity
GIGM	GigaMedia Limited - Ordinary Shares	Equity
GII	SPDR S&P Global Infrastructure ETF	ETF
GIII	G-III Apparel Group, LTD. - Common Stock	Equity
GIL	Gildan Activewear, Inc. Class A Sub. Vot. Common Stock	Equity
GILD	Gilead Sciences, Inc. - Common Stock	Equity
GILT	Gilat Satellite Networks Ltd. - Ordinary Shares	Equity
GIM	Templeton Global Income Fund, Inc. Common Stock	Equity
GIMO	Gigamon Inc. Common Stock	Equity
GIS	General Mills, Inc. Common Stock	Equity
GIVE	AdvisorShares Global Echo	ETF
GJH	Synthetic Fixed-Income Securities Inc 6.375% (STRATS) Cl A-1	Equity
GJO	Synthetic Fixed-Income Securities, Inc. Synthetic Fixed-Income Securities, Inc. on behalf of STRATS(SM) Trust for Wal-Mart Stores, Inc. Securities, Series 2004-5	Equity
GJP	Synthetic Fixed-Income Securities, Inc. Synthetic Fixed-Income Securities, Inc. on behalf of STRATS (SM) Trust for Dominion Resources, Inc. Securities, Series 2005-6, Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates	Equity
GJR	Synthetic Fixed-Income Securities, Inc. STRATS Trust for Procter&Gamble Securities, Series 2006-1	Equity
GJS	Goldman Sachs Group Securities STRATS Trust for Goldman Sachs Group Securities, Series 2006-2	Equity
GJT	Synthetic Fixed-Income Securities, Inc. Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities Certificates, Series 2006-3	Equity
GJV	Synthetic Fixed-Income Securities Inc 7.00% Fixed Rate Structured Repackaged Asset-Backed Trust Securities (STRATS)	Equity
GK	G&K Services, Inc. - Class A Common Stock	Equity
GKOS	Glaukos Corporation Common Stock	Equity
GLAD	Gladstone Capital Corporation - Business Development Company	Equity
GLADO	Gladstone Capital Corporation - Term Preferred Shares, 6.75% Series 2021	Equity
GLBL	TerraForm Global, Inc. - Class A Common Stock	Equity
GLBS	Globus Maritime Limited - Common Stock	Equity
GLBZ	Glen Burnie Bancorp - Common Stock	Equity
GLD	SPDR Gold Trust	ETF
GLDC	Golden Enterprises, Inc. - Common Stock	Equity
GLDD	Great Lakes Dredge & Dock Corporation - Common Stock	Equity
GLDI	Credit Suisse AG - Credit Suisse Gold Shares Covered Call Exchange Traded Notes	Equity
GLDX	Global X Gold Explorers ETF	ETF
GLF	GulfMark Offshore, Inc. New Common Stock	Equity
GLL	ProShares UltraShort Gold	ETF
GLMD	Galmed Pharmaceuticals Ltd. - Ordinary Shares	Equity
GLNG	Golar LNG Limited - Common Shares	Equity
GLO	Clough Global Opportunities Fund Common Stock	Equity
GLOB	Globant S.A. Common Shares	Equity
GLOG	GasLog Ltd. Common Shares	Equity
GLOGpA	GasLog LP. 8.75% Series A Cumulative Redeemable Perpetual Preference Shares	Equity
GLOP	GasLog Partners LP Common Units representing limited partnership interests	Equity

GLOW	Glowpoint, Inc. Common Stock	Equity
GLP	Global Partners LP Global Partners LP Common Units representing Limited Partner Interests	Equity
GLPG	Galapagos NV - American Depositary Shares	Equity
GLPI	Gaming and Leisure Properties, Inc. - Common Stock	Equity
GLQ	Clough Global Equity Fund Clough Global Equity Fund Common Shares of Beneficial Interest	Equity
GLRE	Greenlight Reinsurance, Ltd. - Class A Ordinary Shares	Equity
GLRI	Glori Energy Inc - Common Stock	Equity
GLT	Glatfelter Common Stock	Equity
GLTR	ETFS Physical Precious Metal Basket Shares ETF	ETF
GLU	Gabelli Global Utility Common Shares of Beneficial Ownership	Equity
GLUpA	The Gabelli Global Utility and Income Trust Series A Cumulative Puttable and Callable Preferred Shares	Equity
GLUU	Glu Mobile Inc. - Common Stock	Equity
GLV	Clough Global Allocation Fund Common Shares of beneficial interest	Equity
GLW	Corning Incorporated Common Stock	Equity
GLYC	GlycoMimetics, Inc. - Common Stock	Equity
GM	General Motors Company Common Stock	Equity
GM/WS/A	General Motors Company Warrant (Expires 07/10/2016)	Equity
GM/WS/B	General Motors Company Warrant (Expires 07/10/2019)	Equity
GMAN	Gordmans Stores, Inc. - Common Stock	Equity
GME	Gamestop Corporation Common Stock	Equity
GMED	Globus Medical, Inc. Class A Common Stock	Equity
GMF	SPDR S&P Emerging Asia Pacific ETF	ETF
GML	SPDR S&P Emerging Latin America ETF	ETF
GMLP	Golar LNG Partners LP - Common Units Representing Limited Partnership	Equity
GMM	SPDR S&P Emerging Markets ETF	ETF
GMMB	Columbia Intermediate Municipal Bond Fund	ETF
GMO	General Moly, Inc. Common Stock	Equity
GMOM	Cambria Global Momentum ETF	ETF
GMS	GMS Inc. Common Stock	Equity
GMT	GATX Corporation Common Stock	Equity
GMTA	GATX Corporation 5.625% Senior Notes due 2066	Equity
GMTB	Columbia Core Bond ETF	ETF
GMZ	Goldman Sachs MLP Income Opportunities Fund	Equity
GNAT	WisdomTree Global Natural Resources International Index	ETF
GNBC	Green Bancorp, Inc. - Common Stock	Equity
GNC	GNC Holdings, Inc. Class A Common Stock	Equity
GNCA	Genocea Biosciences, Inc. - Common Stock	Equity
GNCMA	General Communication, Inc. - Class A Common Stock	Equity
GNE	Genie Energy Ltd. Class B Common Stock Stock	Equity
GNEpA	Genie Energy Ltd. Series 2012 - A Preferred Stock, $0.01 par value	Equity
GNK	Genco Shipping & Trading Limited Ordinary Shares New (Marshall Islands)	Equity
GNL	Global Net Lease, Inc. Common Stock	Equity
GNMA	iShares GNMA Bond ETF	ETF
GNMK	GenMark Diagnostics, Inc. - Common Stock	Equity
GNR	SPDR S&P Global Natural Resources ETF	ETF
GNRC	Generac Holdlings Inc. Common Stock	Equity
GNRT	Gener8 Maritime, Inc. Common Shares	Equity
GNRX	VanEck Vectors Generic Drugs ETF	ETF
GNT	GAMCO Natural Resources, Gold & Income Trust	Equity
GNTX	Gentex Corporation - Common Stock	Equity

GNVC	GenVec, Inc. - Common Stock	Equity
GNW	Genworth Financial Inc Common Stock	Equity
GOF	Guggenheim Strategic Opportunities Fund Common Shares of Beneficial Interest	Equity
GOGL	Golden Ocean Group Limited - Common Stock	Equity
GOGO	Gogo Inc. - Common Stock	Equity
GOL	Gol Linhas Aereas Inteligentes S.A. Sponsored ADR representing Pfd Shares	Equity
GOLD	Randgold Resources Limited - American Depositary Shares each represented by one Ordinary Share	Equity
GOOD	Gladstone Commercial Corporation - Real Estate Investment Trust	Equity
GOODM	Gladstone Commercial Corporation - Series D Cumulative Redeemable Preferred Stock	Equity
GOODN	Gladstone Commercial Corporation - 7.125% Series C Cumulative Term Preferred Stock	Equity
GOODO	Gladstone Commercial Corporation - 7.50% Series B Cumulative Redeemable Preferred Stock	Equity
GOODP	Gladstone Commercial Corporation - 7.75% Series A Cumulative Redeemable Preferred Stock	Equity
GOOG	Alphabet Inc. - Class C Capital Stock	Equity
GOOGL	Alphabet Inc. - Class A Common Stock	Equity
GORO	Gold Resource Corporation Common Stock	Equity
GOV	Government Properties Income Trust Common Shares of Beneficial Interest	Equity
GOVN	Government Properties Income Trust 5.875% Senior Notes due 2046	Equity
GOVT	iShares Core U.S. Treasury Bond ETF	ETF
GPAC	Global Partner Acquisition Corp. - Common Stock	Equity
GPACU	Global Partner Acquisition Corp. - Units	Equity
GPACW	Global Partner Acquisition Corp. - Warrants	Equity
GPC	Genuine Parts Company Common Stock	Equity
GPEpA	Georgia Power Company Georgia Power Company 6 1/8% Series Class A Preferred Stock, Non-Cumulative	Equity
GPI	Group 1 Automotive, Inc. Common Stock	Equity
GPIA	GP Investments Acquisition Corp. - Ordinary Shares	Equity
GPIAU	GP Investments Acquisition Corp. - Unit	Equity
GPIAW	GP Investments Acquisition Corp. - Warrants	Equity
GPIC	Gaming Partners International Corporation - Common Stock	Equity
GPK	Graphic Packaging Holding Company	Equity
GPL	Great Panther Silver Limited Ordinary Shares (Canada)	Equity
GPM	Guggenheim Enhanced Equity Income Fund	Equity
GPN	Global Payments Inc. Common Stock	Equity
GPOR	Gulfport Energy Corporation - Common Stock	Equity
GPP	Green Plains Partners LP - Common Units	Equity
GPRE	Green Plains, Inc. - Common Stock	Equity
GPRK	Geopark Ltd Common Shares	Equity
GPRO	GoPro, Inc. - Class A Common Stock	Equity
GPS	Gap, Inc. (The) Common Stock	Equity
GPT	Gramercy Property Trust	Equity
GPTpA	Gramercy Property Trust Inc. 7.125% Series A Cumulative Redeemable Preferred Share	Equity
GPX	GP Strategies Corporation Common Stock	Equity
GQRE	FlexShares Global Quality Real Estate Index Fund	ETF
GRA	W.R. Grace & Co. Common Stock	Equity
GRAM	Grana y Montero S.A.A. American Depositary Shares, each representing five Common Shares	Equity
GRBK	Green Brick Partners, Inc. - Common Stock	Equity
GRC	Gorman-Rupp Company (The) Common Stock	Equity
GREK	Global X MSCI Greece ETF	ETF
GRES	IQ ARB Global Resources ETF	ETF
GRF	Eagle Capital Growth Fund, Inc. Common Stock	Equity

GRFS	Grifols, S.A. - American Depositary Shares	Equity
GRI	Cohen & Steers Global Realty Majors ETF	ETF
GRID	First Trust NASDAQ Clean Edge Smart Grid Infrastructure Index Fund	ETF
GRIF	Griffin Industrial Realty, Inc. - Common Stock	Equity
GRMN	Garmin Ltd. - Common Stock	Equity
GRN	iPath Global Carbon ETN	Equity
GRO	Agria Corporation American Depositary Shares	Equity
GROW	U.S. Global Investors, Inc. - Class A Common Stock	Equity
GRP/U	Granite Real Estate Inc. Stapled Units, each consisting of one unit of Granite Real Estate Trust and one common share of Granite REIT Inc.	Equity
GRPN	Groupon, Inc. - Class A Common Stock	Equity
GRR	Asia Tigers Fund, Inc. (The) Common Stock	Equity
GRSH	Gores Holdings, Inc. - Class A Common Stock	Equity
GRSHU	Gores Holdings, Inc. - Unit	Equity
GRSHW	Gores Holdings, Inc. - Warrants	Equity
GRU	AB Svensk Ekportkredit (Swedish Export Credit Corporation)' ELEMENTS Linked to the MLCX Grains Index - Total Return	Equity
GRUB	GrubHub Inc. Common Stock	Equity
GRVY	GRAVITY Co., Ltd. - American depositary shares, each representing one-fourth of a share of common stock	Equity
GRWN	iPath Pure Beta Softs ETN	Equity
GRX	The Gabelli Healthcare & Wellness Trust Common Shares of Beneficial Interest	Equity
GRXpA	Gabelli Healthcare PFD SER A	Equity
GRXpB	Gabelli Healthcare Preferred Series B	Equity
GS	Goldman Sachs Group, Inc. (The) Common Stock	Equity
GSAT	Globalstar, Inc. Common Stock	Equity
GSB	GlobalSCAPE, Inc. Common Stock	Equity
GSBC	Great Southern Bancorp, Inc. - Common Stock	Equity
GSBD	Goldman Sachs BDC, Inc. Common Stock	Equity
GSC	Goldman Sachs Connect S&P Enhanced Commodity Total Return Strategy Index	Equity
GSD	WisdomTree Global SmallCap Dividend Fund	ETF
GSEU	Goldman Sachs ActiveBeta Europe Equity ETF	ETF
GSG	iShares GSCI Commodity-Indexed Trust Fund	ETF
GSH	Guangshen Railway Company Limited Common Stock	Equity
GSI	General Steel Holdings, Inc. Common Stock	Equity
GSIE	Goldman Sachs ActiveBeta International Equity ETF	ETF
GSIT	GSI Technology, Inc. - Common Stock	Equity
GSJ	Goldman Sachs Group, Inc. (The) 6.50% Notes due 2061	Equity
GSJY	Goldman Sachs ActiveBeta Japan Equity ETF	ETF
GSK	GlaxoSmithKline PLC Common Stock	Equity
GSL	Global Ship Lease Inc New Class A Common Shares	Equity
GSLC	Goldman Sachs ActiveBeta U.S. Large Cap Equity ETF	ETF
GSLpB	Global Ship Lease, Inc. Depository Shares Representing 1/100th Perpetual Preferred Series B% (Marshall Island)	Equity
GSM	Ferroglobe PLC - Ordinary Shares	Equity
GSOL	Global Sources Ltd. - Common Stock	Equity
GSP	Barclays Bank PLC iPath Exchange Traded Notes due June 12, 2036 Linked to GSCI Total Return Index	Equity
GSpA	Goldman Sachs Group, Inc. (The) Depositary Shares each representing 1/1000th Interest in a Share of Floating Rate Non-Cumulative Preferred Stock Series A	Equity
GSpB	Goldman Sachs Group, Inc. (The) Depositary Share repstg 1/1000th Preferred Series B	Equity

GSpC	Goldman Sachs Group, Inc. (The) Depositary Share repstg 1/1000th Preferred Series C	Equity
GSpD	Goldman Sachs Group, Inc. (The) Dep Shs repstg 1/1000 Pfd Ser D Fltg	Equity
GSpI	Goldman Sachs Group, Inc. (The) Perpetual Preferred Series I	Equity
GSpJ	Goldman Sachs Group Inc Depositary Shs Repstg 1/1000th Pfd Ser J Fixed to Fltg Rate	Equity
GSpK	Goldman Sachs Group, Inc. (The) Dep Shs Repstg 1/1000 Int Sh Fxd/Fltg Non Cum Pfd Stk Ser K	Equity
GSpN	Goldman Sachs Group, Inc. (The) Depositary Shares, Each Representing 1/1,000th Interest in a Share of 6.30% Non-Cumulative Preferred Stock, Series N	Equity
GSS	Golden Star Resources, Ltd Common Stock	Equity
GST	Gastar Exploration Inc Common Stock	Equity
GSTpA	Gastar Exploration 8.625% Series A Cumulative Preferred Stock	Equity
GSTpB	Gastar Exploration Inc. Pfd Ser B %	Equity
GSV	Gold Standard Ventures Corporation Common Stock (Canada)	Equity
GSVC	GSV Capital Corp - Common Stock	Equity
GSY	Guggenheim Enhanced Short Duration ETF	ETF
GT	The Goodyear Tire & Rubber Company - Common Stock	Equity
GTAA	AdvisorShares Morgan Creek Global Tactical ETF	ETF
GTE	Gran Tierra Energy Inc. Common Stock	Equity
GTIM	Good Times Restaurants Inc. - Common Stock	Equity
GTIP	iShares Global Inflation Linked Bond ETF	ETF
GTLS	Chart Industries, Inc. - Common Stock	Equity
GTN	Gray Communications Systems, Inc. Common Stock	Equity
GTN/A	Gray Television, Inc. CLass A Common Stock	Equity
GTO	Guggenheim Total Return Bond ETF	ETF
GTS	Triple-S Management Corporation Class B Common Stock	Equity
GTT	GTT Communications, Inc. Common Stock	Equity
GTWN	Georgetown Bancorp, Inc. - Common Stock	Equity
GTXI	GTx, Inc. - Common Stock	Equity
GTY	Getty Realty Corporation Common Stock	Equity
GUID	Guidance Software, Inc. - Common Stock	Equity
GULF	WisdomTree Middle East Dividend Fund	ETF
GUNR	FlexShares Global Upstream Natural Resources Index Fund ETF	ETF
GUR	SPDR S&P Emerging Europe ETF	ETF
GURE	Gulf Resources, Inc. - Common Stock	Equity
GURI	Global X Guru International Index ETF	ETF
GURU	Global X Guru Index ETF	ETF
GUSH	Direxion Daily S&P Oil & Gas Exp. & Prod. Bull 3X Shares	ETF
GUT	Gabelli Utility Trust (The) Common Stock	Equity
GUTpA	Gabelli Utility Trust (The) 5.625% Series A Cumulative Preferred Shares	Equity
GUTpC	Gabelli Utility Trust (The) 5.375% Series C Cumulative Preferred Shares	Equity
GV	Goldfield Corporation (The) Common Stock	Equity
GVA	Granite Construction Incorporated Common Stock	Equity
GVAL	Cambria Global Value ETF	ETF
GVI	iShares Intermediate Government/Credit Bond ETF	ETF
GVP	GSE Systems, Inc. Common Stock	Equity
GWB	Great Western Bancorp, Inc. Common Stock	Equity
GWGH	GWG Holdings, Inc - Common Stock	Equity
GWL	SPDR S&P World ex-US ETF	ETF
GWPH	GW Pharmaceuticals Plc - American Depositary Shares	Equity
GWR	Genesee & Wyoming Inc. Class A Common Stock	Equity
GWRE	Guidewire Software, Inc. Common Stock	Equity

GWRS	Global Water Resources, Inc. - common stock	Equity
GWW	W.W. Grainger, Inc. Common Stock	Equity
GWX	SPDR S&P International SmallCap ETF	ETF
GXC	SPDR S&P China ETF	ETF
GXF	Global X FTSE Nordic Region ETF	ETF
GXG	Global X MSCI Colombia ETF	ETF
GXP	Great Plains Energy Incorporated Common Stock	Equity
GXPpA	Great Plains Energy Incorporated Preferred Stock	Equity
GXPpD	Great Plains Energy Incorporated Preferred Stock	Equity
GXPpE	Great Plains Energy Incorporated Preferred Stock	Equity
GYB	CABCO Series 2004-101 Trust Goldman Sachs Capital I, Floating Rate Callable Certificates	Equity
GYC	Corporate Asset Backed Corp CABCO Corporate Asset Backed Corporation CABCO Series 2004-102 Trust (SBC Communications, Inc.) Collared Floating Rate Cllable Certificates	Equity
GYEN	AdvisorShares Gartman Gold/Yen ETF	ETF
GYLD	Arrow Dow Jones Global Yield ETF ETF	ETF
GYRO	Gyrodyne , LLC - Common Stock	Equity
GZT	Gazit-Globe Ltd. Ordinary Shares	Equity
H	Hyatt Hotels Corporation Class A Common Stock	Equity
HA	Hawaiian Holdings, Inc. - Common Stock	Equity
HABT	The Habit Restaurants, Inc. - Class A Common Stock	Equity
HACK	PureFunds ISE Cyber Security ETF	ETF
HACV	iShares Edge MSCI Min Vol Global Currency Hedged ETF	ETF
HACW	iShares Currency Hedged MSCI ACWI ETF	ETF
HAE	Haemonetics Corporation Common Stock	Equity
HAFC	Hanmi Financial Corporation - Common Stock	Equity
HAHA	CSOP China CSI 300 A-H Dynamic ETF	ETF
HAIN	The Hain Celestial Group, Inc. - Common Stock	Equity
HAKD	Direxion Daily Cyber Security & IT Bear 2X Shares	ETF
HAKK	Direxion Daily Cyber Security & IT Bull 2X Shares	ETF
HAL	Halliburton Company Common Stock	Equity
HALL	Hallmark Financial Services, Inc. - Common Stock	Equity
HALO	Halozyme Therapeutics, Inc. - Common Stock	Equity
HAO	Guggenheim China Small Cap Index ETF	ETF
HAP	VanEck Vectors Natural Resources ETF	ETF
HAR	Harman International Industries, Incorporated Common Stock	Equity
HAS	Hasbro, Inc. - Common Stock	Equity
HASI	Hannon Armstrong Sustainable Infrastructure Capital, Inc. Common Stock	Equity
HAUD	iShares Currency Hedged MSCI Australia ETF	ETF
HAWK	Blackhawk Network Holdings, Inc. - Common Stock	Equity
HAWX	iShares Currency Hedged MSCI ACWI ex U.S. ETF	ETF
HAYN	Haynes International, Inc. - Common Stock	Equity
HBAN	Huntington Bancshares Incorporated - Common Stock	Equity
HBANO	Huntington Bancshares Incorporated - Depositary Shares	Equity
HBANP	Huntington Bancshares Incorporated - Non Cumulative Perp Conv Pfd Ser A	Equity
HBCP	Home Bancorp, Inc. - Common Stock	Equity
HBHC	Hancock Holding Company - Common Stock	Equity
HBHCL	Hancock Holding Company - 5.95% Subordinated Notes due 2045	Equity
HBI	Hanesbrands Inc. Common Stock	Equity
HBIO	Harvard Bioscience, Inc. - Common Stock	Equity
HBK	Hamilton Bancorp, Inc. - Common Stock	Equity
HBM	Hudbay Minerals Inc Ordinary Shares (Canada)	Equity

HBM/WS	HudBay Minerals Inc Warrants Expiring 07/20/2018 (Canada)	Equity
HBMD	Howard Bancorp, Inc. - Common Stock	Equity
HBNC	Horizon Bancorp (IN) - Common Stock	Equity
HBP	Huttig Building Products, Inc. - Common Stock	Equity
HBU	ProShares Ultra Homebuilders & Supplies	ETF
HBZ	ProShare UltraShort Homebuilders & Supplies	ETF
HCA	HCA Holdings, Inc. Common Stock	Equity
HCAC	Hennessy Capital Acquisition Corp. II - Common Stock	Equity
HCACU	Hennessy Capital Acquisition Corp. II - Unit	Equity
HCACW	Hennessy Capital Acquisition Corp. II - Warrant	Equity
HCAP	Harvest Capital Credit Corporation - Common Stock	Equity
HCAPL	Harvest Capital Credit Corporation - 7.00% Notes due 2020	Equity
HCCI	Heritage-Crystal Clean, Inc. - Common Stock	Equity
HCHC	HC2 Holdings, Inc. Common Stock	Equity
HCI	HCI Group, Inc. Common Stock	Equity
HCJ	HCI Group, Inc. 8% Senior Notes due 2020	Equity
HCKT	The Hackett Group, Inc. - Common Stock	Equity
HCLP	Hi-Crush Partners LP Common Units representing limited partner interests	Equity
HCM	Hutchison China MediTech Limited - American Depositary Shares	Equity
HCN	Welltower Inc. Common Stock	Equity
HCNpI	Welltower Inc. PFD PERPETUAL CONV SER I	Equity
HCNpJ	Welltower Inc. Preferred Stock 6.5% PFD SERIES J	Equity
HCOM	Hawaiian Telcom Holdco, Inc. - Common Stock	Equity
HCP	HCP, Inc. Common Stock	Equity
HCRF	iShares Edge MSCI Multifactor Healthcare ETF	ETF
HCSG	Healthcare Services Group, Inc. - Common Stock	Equity
HD	Home Depot, Inc. (The) Common Stock	Equity
HDAW	Deutsche X-trackers MSCI All World ex US High Dividend Yield Hedged Equity ETF	ETF
HDB	HDFC Bank Limited Common Stock	Equity
HDEE	Deutsche X-trackers MSCI Emerging Markets High Dividend Yield Hedged Equity ETF	ETF
HDEF	Deutsche X-trackers MSCI EAFE High Dividend Yield Hedged Equity ETF	ETF
HDEZ	Deutsche X-trackers MSCI Eurozone High Dividend Yield Hedged Equity ETF	ETF
HDG	ProShares Hedge Replication ETF	ETF
HDGE	Ranger Equity Bear Bear ETF	ETF
HDLS	WisdomTree International Hedged SmallCap Dividend Fund	ETF
HDLV	ETRACS Montly Pay 2xLeveraged US High Dividend Low Volatility ETN due September 30, 2044	Equity
HDNG	Hardinge, Inc. - Common Stock	Equity
HDP	Hortonworks, Inc. - Common Stock	Equity
HDRA	Hydra Industries Acquisition Corp. - Common Stock	Equity
HDRAR	Hydra Industries Acquisition Corp. - Rights	Equity
HDRAU	Hydra Industries Acquisition Corp. - Units	Equity
HDRAW	Hydra Industries Acquisition Corp. - Warrants	Equity
HDRW	WisdomTree Global ex-U.S. Hedged Real Estate Fund	ETF
HDS	HD Supply Holdings, Inc. - Common Stock	Equity
HDSN	Hudson Technologies, Inc. - Common Stock	Equity
HDV	iShares Core High Dividend ETF	ETF
HDWM	WisdomTree Trust WisdomTree International Hedged Equity Fund	ETF
HDWX	SPDR S&P International Dividend Currency Hedged ETF	ETF
HE	Hawaiian Electric Industries, Inc. Common Stock	Equity
HEAR	Turtle Beach Corporation - Common Stock	Equity

HEB	Hemispherx BioPharma, Inc. Common Stock	Equity
HECO	EcoLogical Strategy ETF	ETF
HEDJ	WisdomTree Europe Hedged Equity Fund	ETF
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF	ETF
HEES	H&E Equipment Services, Inc. - Common Stock	Equity
HEFA	iShares Currency Hedged MSCI EAFE ETF	ETF
HEFV	iShares Edge MSCI Min Vol EAFE Currency Hedged ETF	ETF
HEI	Heico Corporation Common Stock	Equity
HEI/A	Heico Corporation Common Stock	Equity
HELE	Helen of Troy Limited - Common Stock	Equity
HEMV	iShares Edge MSCI Min Vol EM Currency Hedged ETF	ETF
HEOP	Heritage Oaks Bancorp - Common Stock	Equity
HEP	Holly Energy Partners, L.P. Common Stock	Equity
HEpU	Hawaiian Electric Industries, Inc. 6.5 % Cum QUIPS	Equity
HEQ	John Hancock Hedged Equity & Income Fund Common Shares of Beneficial Interest	Equity
HES	Hess Corporation Common Stock	Equity
HESpA	Hess Corporation Depositary Shares, each representing 1/20th interest in the Company's 8.00% Series A Mandatory Convertible Preferred Stock	Equity
HEUS	iShares Currency Hedged MSCI Europe Small-Cap ETF	ETF
HEUV	iShares Edge MSCI Min Vol Europe Currency Hedged ETF	ETF
HEVY	iPath Pure Beta Industrial Metals ETN	Equity
HEWC	iShares Currency Hedged MSCI Canada ETF	ETF
HEWG	iShares Currency Hedged MSCI Germany ETF	ETF
HEWI	iShares Currency Hedged MSCI Italy ETF	ETF
HEWJ	iShares Currency Hedged MSCI Japan ETF	ETF
HEWL	iShares Currency Hedged MSCI Switzerland ETF	ETF
HEWP	iShares Currency Hedged MSCI Spain	ETF
HEWU	iShares Currency Hedged MSCI United Kingdom ETF	ETF
HEWW	iShares Currency Hedged MSCI Mexico ETF	ETF
HEWY	iShares Currency Hedged MSCI South Korea ETF	ETF
HEZU	iShares Currency Hedged MSCI Eurozone ETF	ETF
HF	HFF, Inc. Common Stock, Class A	Equity
HFBC	HopFed Bancorp, Inc. - Common Stock	Equity
HFBL	Home Federal Bancorp, Inc. of Louisiana - Common Stock	Equity
HFC	HollyFrontier Corporation Common Stock	Equity
HFEZ	SPDR EURO STOXX 50 Currency Hedged ETF	ETF
HFWA	Heritage Financial Corporation - Common Stock	Equity
HFXE	IQ 50 Percent Hedged FTSE Europe ETF	ETF
HFXI	IQ 50 Percent Hedged FTSE International ETF	ETF
HFXJ	IQ 50 Percent Hedged FTSE Japan ETF	ETF
HGEU	ProShares Hedged FTSE Europe ETF	ETF
HGG	HHGregg, Inc. Common Stock (IN)	Equity
HGH	Hartford Financial Services Group, Inc. (The) 7.875% Fixed to Floating Rate Junior Subordinated Debentures due 2042	Equity
HGI	Guggenheim International Multi-Asset Income Index ETF	ETF
HGJP	ProShares Hedged FTSE Japan ETF	ETF
HGSD	WisdomTree Global Hedged SmallCap Dividend Fund	ETF
HGSH	China HGS Real Estate, Inc. - Common Stock	Equity
HGT	Hugoton Royalty Trust Common Stock	Equity
HH	Hooper Holmes, Inc. Common Stock	Equity
HHC	Howard Hughes Corporation (The) Common Stock	Equity

HHS	Harte-Hanks, Inc. Common Stock	Equity
HHY	Brookfield High Income Fund Inc.	Equity
HHYX	iShares Currency Hedged International High Yield Bond ETF	ETF
HI	Hillenbrand Inc Common Stock	Equity
HIBB	Hibbett Sports, Inc. - Common Stock	Equity
HIE	Miller/Howard High Income Equity Fund Common Shares of Beneficial Interest	Equity
HIFR	InfraREIT, Inc. Common Stock	Equity
HIFS	Hingham Institution for Savings - Common Stock	Equity
HIG	Hartford Financial Services Group, Inc. (The) Common Stock	Equity
HIG/WS	Hartford Financial Services Group, Inc. (The) Warrants expiring June 26, 2019	Equity
HIHO	Highway Holdings Limited - Common Stock	Equity
HII	Huntington Ingalls Industries, Inc. Common Stock	Equity
HIIQ	Health Insurance Innovations, Inc. - Class A Common Stock	Equity
HIL	Hill International, Inc. Common Stock	Equity
HILO	EGShares EM Quality Dividend ETF	ETF
HIMX	Himax Technologies, Inc. - American depositary shares, each of which represents two ordinary shares.	Equity
HIO	Western Asset High Income Opportunity Fund, Inc. Common Stock	Equity
HIPS	Master Income ETF	ETF
HIVE	Aerohive Networks, Inc. Common Stock	Equity
HIW	Highwoods Properties, Inc. Common Stock	Equity
HIX	Western Asset High Income Fund II Inc. Common Stock	Equity
HJPX	iShares Currency Hedged JPX-Nikkei 400 ETF	ETF
HJV	MS Structured Asset Corp MS Structured Asset Corp. SATURNS J.C. Penney Company, Inc. Debenture Backed Series 2007-1, 7% Callable Class A Units	Equity
HK	Halcon Resources Corporation Common Stock	Equity
HL	Hecla Mining Company Common Stock	Equity
HLF	Herbalife Ltd. Common Stock	Equity
HLG	Hailiang Education Group Inc. - American Depositary Shares	Equity
HLI	Houlihan Lokey, Inc. Class A Common Stock	Equity
HLIT	Harmonic Inc. - Common Stock	Equity
HLMp	Hillman Group Capital Trust Preferred Stock	Equity
HLpB	Hecla Mining Company Preferred Stock	Equity
HLS	HealthSouth Corporation Common Stock	Equity
HLS/WS	HealthSouth Corporation Warrant to purchase Common Stock (Expiring January 17, 2017)	Equity
HLT	Hilton Worldwide Holdings Inc. Common Stock	Equity
HLTH	Nobilis Health Corp. Common Stock	Equity
HLX	Helix Energy Solutions Group, Inc. Common Stock	Equity
HMC	Honda Motor Company, Ltd. Common Stock	Equity
HMG	HMG/Courtland Properties, Inc. Common Stock	Equity
HMHC	Houghton Mifflin Harcourt Company - Common Stock	Equity
HMLP	Hoegh LNG Partners LP Common Units representing Limited Partner Interests	Equity
HMN	Horace Mann Educators Corporation Common Stock	Equity
HMNF	HMN Financial, Inc. - Common Stock	Equity
HMNY	Helios and Matheson Analytics Inc - Common Stock	Equity
HMPR	Hampton Roads Bankshares Inc - Common Stock	Equity
HMST	HomeStreet, Inc. - Common Stock	Equity
HMSY	HMS Holdings Corp - Common Stock	Equity
HMTV	Hemisphere Media Group, Inc. - Class A Common Stock	Equity
HMY	Harmony Gold Mining Company Limited	Equity
HNH	Handy & Harman Ltd. - Common Stock	Equity

HNI	HNI Corporation Common Stock	Equity
HNNA	Hennessy Advisors, Inc. - Common Stock	Equity
HNP	Huaneng Power Intl Common Stock	Equity
HNR	Harvest Natural Resources Inc	Equity
HNRG	Hallador Energy Company - Common Stock	Equity
HNSN	Hansen Medical, Inc. - Common Stock	Equity
HNW	Pioneer Diversified High Income Trust Pioneer Diversified High Income Trust Common Shares of Beneficial Interest	Equity
HOFT	Hooker Furniture Corporation - Common Stock	Equity
HOG	Harley-Davidson, Inc. Common Stock	Equity
HOLD	AdvisorShares Sage Core Reserves ETF	ETF
HOLI	Hollysys Automation Technologies, Ltd. - Common Stock	Equity
HOLX	Hologic, Inc. - Common Stock	Equity
HOMB	Home BancShares, Inc. - common stock	Equity
HOML	ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN due March 13, 2045	Equity
HOMX	ETRACS ISE Exclusively Homebuilders ETN due March 13, 2045	Equity
HON	Honeywell International Inc. Common Stock	Equity
HOS	Hornbeck Offshore Services Common Stock	Equity
HOT	Starwood Hotels & Resorts Worldwide, Inc. Common Stock	Equity
HOTR	Chanticleer Holdings, Inc. - Common Stock	Equity
HOTRW	Chanticleer Holdings, Inc. - Warrants	Equity
HOV	Hovnanian Enterprises, Inc. Class A Common Stock	Equity
HOVNP	Hovnanian Enterprises Inc - Depositary Share representing 1/1000th of 7.625% Series A Preferred Stock	Equity
HP	Helmerich & Payne, Inc. Common Stock	Equity
HPE	Hewlett Packard Enterprise Company Common Stock	Equity
HPF	John Hancock Pfd Income Fund II Pfd Income Fund II	Equity
HPI	John Hancock Preferred Income Fund Common Shares of Beneficial Interest	Equity
HPJ	Highpower International Inc - Common Stock	Equity
HPP	Hudson Pacific Properties, Inc. Common Stock	Equity
HPQ	HP Inc. Common Stock	Equity
HPS	John Hancock Preferred Income Fund III Preferred Income Fund III	Equity
HPT	Hospitality Properties Trust Common Stock	Equity
HPTpD	Hospitality Properties Trust Preferred Stock	Equity
HQCL	Hanwha Q CELLS Co., Ltd. - American Depository Shares, each representing five ordinary shares	Equity
HQH	Tekla Healthcare Investors Common Stock	Equity
HQL	TeklaLife Sciences Investors Common Stock	Equity
HQY	HealthEquity, Inc. - Common Stock	Equity
HR	Healthcare Realty Trust Incorporated Common Stock	Equity
HRB	H&R Block, Inc. Common Stock	Equity
HRC	Hill-Rom Holdings Inc Common Stock	Equity
HREX	SPDR MSCI International Real Estate Currency Hedged ETF	ETF
HRG	HRG Group, Inc. Common Stock	Equity
HRIw	Herc Holdings Inc. Common Stock When Issued	Equity
HRL	Hormel Foods Corporation Common Stock	Equity
HRMN	Harmony Merger Corp. - Common Stock	Equity
HRMNU	Harmony Merger Corp. - Unit	Equity
HRMNW	Harmony Merger Corp. - Warrant	Equity
HRS	Harris Corporation Common Stock	Equity
HRT	Arrhythmia Research Technology Inc. Common Stock	Equity

HRTG	Heritage Insurance Holdings, Inc. Common Stock	Equity
HRTX	Heron Therapeutics, Inc. - Common Stock	Equity
HRZN	Horizon Technology Finance Corporation - Common Stock	Equity
HSBC	HSBC Holdings, plc. Common Stock	Equity
HSBCpA	HSBC Holdings, plc. ADR SER A REP 1/40 PFD SER A	Equity
HSC	Harsco Corporation Common Stock	Equity
HSCZ	iShares Currency Hedged MSCI EAFE Small-Cap ETF	ETF
HSEA	HSBC Holdings, plc. Perpetual Sub Cap Secs	Equity
HSEB	HSBC Holdings plc PERP SUB CAP SECS EXCH PREF SHS SER 2 (United Kingdom)	Equity
HSFCpB/CL	HSBC Finance Corp Dep. Shares reptsg 1/40 Preferred Series B	Equity
HSGX	Histogenics Corporation - Common Stock	Equity
HSIC	Henry Schein, Inc. - Common Stock	Equity
HSII	Heidrick & Struggles International, Inc. - Common Stock	Equity
HSKA	Heska Corporation - Common Stock	Equity
HSNI	HSN, Inc. - Common Stock	Equity
HSON	Hudson Global, Inc. - Common Stock	Equity
HSPX	Horizons S&P 500 Covered Call	ETF
HST	Host Hotels & Resorts, Inc. Common Stock	Equity
HSTM	HealthStream, Inc. - Common Stock	Equity
HSY	The Hershey Company Common Stock	Equity
HT	Hersha Hospitality Trust Class A Common Shares of Beneficial Interest	Equity
HTA	Healthcare Trust of America, Inc. Class A Common Stock	Equity
HTBI	HomeTrust Bancshares, Inc. - Common Stock	Equity
HTBK	Heritage Commerce Corp - Common Stock	Equity
HTBX	Heat Biologics, Inc. - Common Stock	Equity
HTCH	Hutchinson Technology Incorporated - Common Stock	Equity
HTD	John Hancock Tax Advantaged Dividend Income Fund Common Shares of Beneficial Interest	Equity
HTF	Horizon Technology Finance Corporation 7.375% Senior Notes due 2019	Equity
HTGC	Hercules Capital, Inc. Common Stock	Equity
HTGM	HTG Molecular Diagnostics, Inc. - Common Stock	Equity
HTGX	Hercules Capital, Inc. 6.25% Notes due 2024	Equity
HTGY	Hercules Capital, Inc. 7.00% Senior Notes due 2019	Equity
HTGZ	Hercules Capital, Inc. 7.00% Note due 2019	Equity
HTH	Hilltop Holdings Inc.	Equity
HTHT	China Lodging Group, Limited - American Depositary Shares, each representing four Ordinary Shares	Equity
HTLD	Heartland Express, Inc. - Common Stock	Equity
HTLF	Heartland Financial USA, Inc. - Common Stock	Equity
HTM	U.S. Geothermal Inc. Common Stock	Equity
HTpC	Hersha Hospitality Trust 6.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
HTpD	Hersha Hospitality Trust 6.50% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	Equity
HTR	Brookfield Total Return Fund Inc. (The) Common Stock	Equity
HTS	Hatteras Financial Corp Hatteras Financial Corp Common Stock	Equity
HTSpA	Hatteras Financial Corp Cum Redeemable Pfd Ser A	Equity
HTUS	Hull Tactical US ETF	ETF
HTWR	Heartware International, Inc. - Common Stock	Equity
HTY	John Hancock Tax-Advantaged Global Shareholder Yield Fund Common Shares of Beneficial Interest	Equity
HTZ	Hertz Global Holdings, Inc Common Stock	Equity

HTZw	Hertz Global Holdings, Inc Common Stock When Issued	Equity
HUBB	Hubbell Inc Common Stock	Equity
HUBG	Hub Group, Inc. - Class A Common Stock	Equity
HUBS	HubSpot, Inc. Common Stock	Equity
HUM	Humana Inc. Common Stock	Equity
HUN	Huntsman Corporation Common Stock	Equity
HURC	Hurco Companies, Inc. - Common Stock	Equity
HURN	Huron Consulting Group Inc. - Common Stock	Equity
HUSA	Houston American Energy Corporation Common Stock	Equity
HUSE	US Equity Rotation Strategy ETF	ETF
HUSIpF/CL	HSBC USA, Inc. Preferred Series F Floating Rate	Equity
HUSIpG/CL	HSBC USA, Inc. Dep Shs repstg 1/40 Preferred Series G	Equity
HUSIpH/CL	HSBC USA, Inc. Depositary Sh repstg 1/40th Preferred Series H	Equity
HVPW	U.S. Equity High Volatility Put Write Index Fund	ETF
HVT	Haverty Furniture Companies, Inc. Common Stock	Equity
HVT/A	Haverty Furniture Companies, Inc. Common Stock	Equity
HW	Headwaters Incorporated Common Stock	Equity
HWAY	Healthways, Inc. - Common Stock	Equity
HWBK	Hawthorn Bancshares, Inc. - Common Stock	Equity
HWCC	Houston Wire & Cable Company - Common Stock	Equity
HWKN	Hawkins, Inc. - Common Stock	Equity
HXL	Hexcel Corporation Common Stock	Equity
HY	Hyster-Yale Materials Handling, Inc. Class A Common Stock	Equity
HYB	New America High Income Fund, Inc. (The) Common Stock	Equity
HYD	VanEck Vectors High Yield Municipal Index ETF	ETF
HYDD	Direxion Daily High Yield Bear 2X Shares	ETF
HYEM	VanEck Vectors Emerging Markets High Yield Bond ETF	ETF
HYF	Managed High Yield Plus Fund, Inc. Common Stock	Equity
HYG	iShares iBoxx $ High Yield Corporate Bond ETF	ETF
HYGH	iShares Interest Rate Hedged High Yield Bond ETF	ETF
HYGS	Hydrogenics Corporation - Common Shares	Equity
HYH	Halyard Health, Inc. Common Stock	Equity
HYHG	ProShares High Yield Interest Rate Hedged	ETF
HYI	Western Asset High Yield Defined Opportunity Fund Inc. Common Stock	Equity
HYIH	Deutsche X-trackers High Yield Corporate Bond - Interest Rate Hedged ETF	ETF
HYLD	Peritus High Yield ETF	ETF
HYLS	First Trust High Yield Long/Short ETF	ETF
HYMB	SPDR Nuveen S&P High Yield Municipal Bond ETF	ETF
HYND	WisdomTree BofA Merrill Lynch High Yield Bond Negative Duration Fund	ETF
HYS	PIMCO 0-5 Year High Yield Corporat Bond Index Exchange-Traded Fund	ETF
HYT	Blackrock Corporate High Yield Fund, Inc. Common Stock	Equity
HYXE	iShares iBoxx $ High Yield ex Oil & Gas Corporate Bond ETF	ETF
HYXU	iShares International High Yield Bond ETF	ETF
HYZD	WisdomTree BofA Merrill Lynch High Yield Bond Zero Duration Fund	ETF
HZN	Horizon Global Corporation Common Shares	Equity
HZNP	Horizon Pharma plc - common stock	Equity
HZO	MarineMax, Inc. (FL) Common Stock	Equity
I	Intelsat S.A. Common Shares	Equity
IAC	IAC/InterActiveCorp - Common Stock	Equity
IAE	Voya Asia Pacific High Dividend Equity Income Fund ING Asia Pacific High Dividend Equity Income Fund Common Shares of Beneficial Interest	Equity

IAF	Aberdeen Australia Equity Fund Inc Common Stock	Equity
IAG	Iamgold Corporation Ordinary Shares	Equity
IAGG	iShares International Aggregate Bond Fund	ETF
IAI	iShares U.S. Broker-Dealers & Securities Exchanges ETF	ETF
IAK	iShares U.S. Insurance ETF	ETF
IART	Integra LifeSciences Holdings Corporation - Common Stock	Equity
IAT	iShares U.S. Regional Banks ETF	ETF
IAU	ishares Gold Trust	ETF
IBA	Industrias Bachoco, S.A.B. de C.V. Common Stock	Equity
IBB	iShares Nasdaq Biotechnology Index Fund	ETF
IBCC	iShares iBonds Mar 2018 Term Corporate ex-Financials ETF	ETF
IBCD	iShares iBonds Mar 2020 Term Corporate ex-Financials Term ETF	ETF
IBCE	iShares iBonds Mar 2023 Term Corporate ex-Financials ETF	ETF
IBCP	Independent Bank Corporation - Common Stock	Equity
IBDB	iShares iBonds Mar 2018 Term Corporate ETF	ETF
IBDC	iShares iBonds Mar 2020 Term Corporate ETF	ETF
IBDD	iShares iBonds Mar 2023 Term Corporate ETF	ETF
IBDF	iShares iBonds Dec 2016 Term Corporate ETF	ETF
IBDH	iShares iBonds Dec 2018 Term Corporate ETF	ETF
IBDJ	iShares iBonds Dec 2017 Term Corporate ETF	ETF
IBDK	iShares iBonds Dec 2019 Term Corporate ETF	ETF
IBDL	iShares iBonds Dec 2020 Term Corporate ETF	ETF
IBDM	iShares iBonds Dec 2021 Term Corporate ETF	ETF
IBDN	iShares iBonds Dec 2022 Term Corporate ETF	ETF
IBDO	iShares iBonds Dec 2023 Term Corporate ETF	ETF
IBDP	iShares iBonds Dec 2024 Term Corporate ETF	ETF
IBDQ	iShares iBonds Dec 2025 Term Corporate ETF	ETF
IBIO	iBio, Inc. Common Stock	Equity
IBKC	IBERIABANK Corporation - Common Stock	Equity
IBKCO	IBERIABANK Corporation - Depositary Shares Representing Series C Fixed to Floating	Equity
IBKCP	IBERIABANK Corporation - Depositary Shares Representing Series B Fixed to Floating	Equity
IBKR	Interactive Brokers Group, Inc. - Common Stock	Equity
IBLN	Direxion iBillionaire Index ETF	ETF
IBM	International Business Machines Corporation Common Stock	Equity
IBME	iShares iBonds Sep 2016 Term Muni Bond ETF	ETF
IBMF	iShares iBonds Sep 2017 Term Muni Bond ETF	ETF
IBMG	iShares iBonds Sep 2018 Term Muni Bond ETF	ETF
IBMH	iShares iBonds Sep 2019 Term Muni Bond ETF	ETF
IBMI	iShares iBonds Sep 2020 Term Muni Bond ETF	ETF
IBMJ	iShares iBonds Dec 2021 Term Muni Bond ETF	ETF
IBMK	iShares iBonds Dec 2022 Term Muni Bond ETF	ETF
IBN	ICICI Bank Limited Common Stock	Equity
IBND	SPDR Barclays International Bond ETF	ETF
IBO	IBO (Listing Market - NYSE Amex Network B F) Common Stock	Equity
IBOC	International Bancshares Corporation - Common Stock	Equity
IBP	Installed Building Products, Inc. Common Stock	Equity
IBTX	Independent Bank Group, Inc - Common Stock	Equity
IBUY	Amplify Online Retail ETF	ETF
ICA	Empresas Ica Soc Contrladora Common Stock	Equity
ICAD	icad inc. - Common Stock	Equity
ICB	MS Income Securities, Inc. Common Stock	Equity

ICBK	County Bancorp, Inc. - Common Stock	Equity
ICCC	ImmuCell Corporation - Common Stock	Equity
ICD	Independence Contract Drilling, Inc. Common Stock	Equity
ICE	Intercontinental Exchange Inc. Common Stock	Equity
ICF	iShares Cohen & Steers REIT ETF	ETF
ICFI	ICF International, Inc. - Common Stock	Equity
ICI	iPath iPath Optimized Currency Carry ETN	Equity
ICL	Israel Chemicals Limited Ordinary Shares	Equity
ICLD	InterCloud Systems, Inc - Common Stock	Equity
ICLDW	InterCloud Systems, Inc - Warrant	Equity
ICLN	iShares S&P Global Clean Energy Index Fund	ETF
ICLR	ICON plc - Ordinary Shares	Equity
ICN	WisdomTree Indian Rupee Strategy Fund	ETF
ICOL	iShares MSCI Colombia Capped	ETF
ICON	Iconix Brand Group, Inc. - Common Stock	Equity
ICPT	Intercept Pharmaceuticals, Inc. - Common Stock	Equity
ICSH	iShares Ultra Short-Term Bond ETF	ETF
ICUI	ICU Medical, Inc. - Common Stock	Equity
ICVT	iShares Convertible Bond ETF	ETF
IDA	IDACORP, Inc. Common Stock	Equity
IDCC	InterDigital, Inc. - Common Stock	Equity
IDE	Voya Infrastructure, Industrials and Materials Fund Common Shares of Beneficial Interest	Equity
IDHQ	PowerShares S&P International Developed Quality Portfolio (S&P International Developed High Quality Ranking Index--index symbol SPIDHQR)	ETF
IDI	IDI, Inc.	Equity
IDLB	PowerShares FTSE International Low Beta Equal Weight Portfolio	ETF
IDLV	PowerShares S&P International Developed Low Volatility Portfolio	ETF
IDMO	PowerShares S&P International Developed Momentum Portfolio	ETF
IDN	Intellicheck Mobilisa, Inc. Common Stock	Equity
IDOG	ALPS International Sector Dividend Dogs ETF	ETF
IDRA	Idera Pharmaceuticals, Inc. - Common Stock	Equity
IDSA	Industrial Services of America, Inc. - Common Stock	Equity
IDSY	I.D. Systems, Inc. - Common Stock	Equity
IDT	IDT Corporation Class B Common Stock	Equity
IDTI	Integrated Device Technology, Inc. - Common Stock	Equity
IDU	iShares U.S. Utilities ETF	ETF
IDV	iShares International Select Dividend ETF	ETF
IDX	VanEck Vectors Indonesia Index ETF	ETF
IDXG	Interpace Diagnostics Group, Inc. - Common Stock	Equity
IDXJ	VanEck Vectors Indonesia Small Cap ETF	ETF
IDXX	IDEXX Laboratories, Inc. - Common Stock	Equity
IEC	IEC Electronics Corp. Common Stock	Equity
IEF	iShares 7-10 Year Treasury Bond ETF	ETF
IEFA	iShares Core MSCI EAFE ETF	ETF
IEI	iShares 3-7 Year Treasury Bond ETF	ETF
IEIL	iShares Enhanced International Large-Cap ETF	ETF
IEIS	iShares Enhanced International Small-Cap ETF	ETF
IELG	iShares Enhanced U.S. Large-Cap	ETF
IEMG	iShares Core MSCI Emerging Markets ETF	ETF
IEO	iShares U.S. Oil & Gas Exploration & Production ETF	ETF
IEP	Icahn Enterprises L.P. - Depositary units	Equity

IESC	IES Holdings, Inc. - Common Stock	Equity
IESM	iShares Enhanced U.S. Small-Cap	ETF
IEUR	iShares Core MSCI Europe ETF	ETF
IEUS	iShares MSCI Europe Small-Cap ETF	ETF
IEV	iShares Europe ETF	ETF
IEX	IDEX Corporation Common Stock	Equity
IEZ	iShares U.S. Oil Equipment & Services ETF	ETF
IF	Aberdeen Indonesia Fund, Inc. (Common Stock	Equity
IFEU	iShares FTSE EPRA/NAREIT Europe Index Fund	ETF
IFF	Internationa Flavors & Fragrances, Inc. Common Stock	Equity
IFGL	iShares FTSE EPRA/NAREIT Global Real Estate ex-U.S. Index Fund	ETF
IFLY	FactorShares Trust PureFunds Drone Economy Strategy ETF	ETF
IFMI	Institutional Financial Markets, Inc.	Equity
IFN	India Fund, Inc. (The) Common Stock	Equity
IFON	InfoSonics Corp - Common Stock	Equity
IFV	First Trust Dorsey Wright International Focus 5 ETF	ETF
IGA	Voya Global Advantage and Premium Opportunity Fund Common Shares of Beneficial Interest	Equity
IGC	India Globalization Capital Inc. Common Stock	Equity
IGD	Voya Global Equity Dividend and Premium Opportunity Fund	Equity
IGE	iShares North American Natural Resources ETF	ETF
IGF	iShares Global Infrastructure ETF	ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged	ETF
IGI	Western Asset Investment Grade Defined Opportunity Trust Inc. Common Stock	Equity
IGIH	Deutsche X-trackers Investment Grade Bond - Interest Rate Hedged ETF	ETF
IGLD	Internet Gold Golden Lines Ltd. - Ordinary Shares	Equity
IGM	iShares North American Tech ETF	ETF
IGN	iShares North American Tech-Multimedia Networking ETF	ETF
IGOV	iShares S&P/Citigroup International Treasury Bond Fund	ETF
IGR	CBRE Clarion Global Real Estate Income Fund Common Stock	Equity
IGRO	iShares International Dividend Growth ETF	ETF
IGS	ProShares Short Investment Grade Corporate	ETF
IGT	International Game Technology Ordinary Shares	Equity
IGU	ProShares Ultra Investment Grade Corporate ETF	ETF
IGV	iShares North American Tech-Software ETF	ETF
IGZ	IGZ (Listing Market NYSE Arca Network B F) Common Stock	Equity
IHC	Independence Holding Company Common Stock	Equity
IHD	Voya Emerging Markets High Income Dividend Equity Fund Common Shares	Equity
IHDG	WisdomTree International Hedged Quality Dividend Growth Fund	ETF
IHE	iShares U.S. Pharmaceutical ETF	ETF
IHF	iShares U.S. Health Care Providers ETF	ETF
IHG	Intercontinental Hotels Group American Depositary Shares (Each representing one Ordinary Share)	Equity
IHI	iShares U.S. Medical Devices ETF	ETF
IHS	IHS Inc. IHS Inc. Class A Common Stock	Equity
IHT	InnSuites Hospitality Trust Shares of Beneficial Interest	Equity
IHY	VanEck Vectors International High Yield Bond	ETF
IID	Voya International High Dividend Equity Income Fund Common Shares of Beneficial Interest	Equity
IIF	Morgan Stanley India Investment Fund, Inc. Common Stock	Equity
III	Information Services Group, Inc. - Common Stock	Equity
IIIN	Insteel Industries, Inc. - Common Stock	Equity

IIJI	Internet Initiative Japan, Inc. - ADS represents common stock	Equity
IILG	Interval Leisure Group, Inc. - Common Stock	Equity
IIM	Invesco Value Municipal Income Trust Common Stock	Equity
IIN	IntriCon Corporation - Common Stock	Equity
IIVI	II-VI Incorporated - Common Stock	Equity
IJH	iShares Core S&P Mid-Cap ETF	ETF
IJJ	iShares S&P Mid-Cap 400 Value ETF	ETF
IJK	iShares S&P Mid-Cap 400 Growth ETF	ETF
IJNK	SPDR Barclays International High Yield Bond ETF	ETF
IJR	iShares Core S&P Small-Cap ETF	ETF
IJS	iShares S&P SmallCap 600 Value ETF	ETF
IJT	iShares S&P SmallCap 600 Growth ETF	ETF
IKGH	Iao Kun Group Holding Company Limited - Ordinary Shares (Cayman Islands)	Equity
IKNX	Ikonics Corporation - Common Stock	Equity
IL	IntraLinks Holdings, Inc. Common Stock $0.001 par value	Equity
ILB	PIMCO Global Advantage Inflation Linked Bond Active Exchange-Traded Fund	ETF
ILF	iShares Latin America 40 ETF	ETF
ILMN	Illumina, Inc. - Common Stock	Equity
ILTB	iShares Core 10 Year USD Bond ETF	ETF
IM	Ingram Micro Inc. Common Stock	Equity
IMAX	Imax Corporation Common Stock	Equity
IMDZ	Immune Design Corp. - Common Stock	Equity
IMGN	ImmunoGen, Inc. - Common Stock	Equity
IMH	Impac Mortgage Holdings, Inc. Common Stock New	Equity
IMI	Intermolecular, Inc. - Common Stock	Equity
IMKTA	Ingles Markets, Incorporated - Class A Common Stock	Equity
IMLP	iPath S&P MLP ETN	Equity
IMMR	Immersion Corporation - Common Stock	Equity
IMMU	Immunomedics, Inc. - Common Stock	Equity
IMMY	Imprimis Pharmaceuticals, Inc. - Common Stock	Equity
IMN	Imation Corporation Common Stock	Equity
IMNP	Immune Pharmaceuticals Inc. - Common Stock	Equity
IMO	Imperial Oil Limited Common Stock	Equity
IMOM	MomentumShares International Quantitative Momentum ETF	ETF
IMOS	ChipMOS TECHNOLOGIES (Bermuda) LTD. - Common Shares	Equity
IMPR	Imprivata, Inc. Common Stock	Equity
IMPV	Imperva, Inc. Common Stock	Equity
IMS	IMS Health Holdings, Inc. Common Stock	Equity
IMTM	iShares Edge MSCI Intl Momentum Factor ETF	ETF
IMUC	ImmunoCellular Therapeutics, Ltd. Common Stock	Equity
INAP	Internap Corporation - Common Stock	Equity
INB	Cohen & Steers Global Income Builder, Inc. Common Shares of Beneficial Interest	Equity
INBK	First Internet Bancorp - Common Stock	Equity
INCO	EG Shares India Consumer ETF	ETF
INCR	INC Research Holdings, Inc. - Class A Common Stock	Equity
INCY	Incyte Corporation - Common Stock	Equity
IND	ING Group, N.V. Perpetual Debt Securities	Equity
INDA	Ishares MSCI India ETF	ETF
INDB	Independent Bank Corp. - Common Stock	Equity
INDF	iShares Edge MSCI Multifactor Industrials ETF	ETF
INDL	Direxion Daily India Bull 3x Shares	ETF

INDY	iShares S&P India Nifty 50 Index Fund	ETF
INF	Brookfield Global Listed Infrastructure Income Fund Closed End Fund	Equity
INFI	Infinity Pharmaceuticals, Inc. - Common Stock	Equity
INFN	Infinera Corporation - Common Stock	Equity
INFU	InfuSystems Holdings, Inc. Common Stock	Equity
INFY	Infosys Limited American Depositary Shares	Equity
ING	ING Group, N.V. Common Stock	Equity
INGN	Inogen, Inc - Common Stock	Equity
INGR	Ingredion Incorporated Common Stock	Equity
ININ	Interactive Intelligence Group, Inc. - Common Stock	Equity
INKM	SPDR SSgA Income Allocation ETF	ETF
INN	Summit Hotel Properties, Inc. Common Stock	Equity
INNL	Innocoll Holdings - Ordinary Shares	Equity
INNpA	Summit Hotel Properties, Inc. 9.25% Series A Cumulative Redeemable Preferred Stock	Equity
INNpB	Summit Hotel Properties, Inc. Pfd Ser B	Equity
INNpC	Summit Hotel Properties, Inc. 7.125% Series C Cumulative Redeemable Preferred Stock	Equity
INO	Inovio Pharmaceuticals, Inc. - Common Stock	Equity
INOD	Innodata Inc. - Common Stock	Equity
INOV	Inovalon Holdings, Inc. - Class A Common Stock	Equity
INP	Barclays Bank Plc iPath ETNs linked to the MSCI India Total Return Index	Equity
INR	Market Vectors Indian Rupee/USD ETN	Equity
INS	Intelligent Systems Corporation Common Stock	Equity
INSM	Insmed, Inc. - Common Stock	Equity
INST	Instructure, Inc. Common Stock	Equity
INSY	Insys Therapeutics, Inc. - Common Stock	Equity
INT	World Fuel Services Corporation Common Stock	Equity
INTC	Intel Corporation - Common Stock	Equity
INTF	iShares Edge MSCI Multifactor Intl ETF	ETF
INTG	The Intergroup Corporation - Common Stock	Equity
INTL	INTL FCStone Inc. - Common Stock	Equity
INTLL	INTL FCStone Inc. - 8.5% Senior Notes Due 2020	Equity
INTT	inTest Corporation Common Stock	Equity
INTU	Intuit Inc. - Common Stock	Equity
INTX	Intersections, Inc. - Common Stock	Equity
INUV	Inuvo, Inc New	Equity
INVA	Innoviva, Inc. - Common Stock	Equity
INVE	Identiv, Inc. - Common Stock	Equity
INVN	InvenSense, Inc. Common Stock	Equity
INVT	Inventergy Global, Inc. - Common Stock	Equity
INWK	InnerWorkings, Inc. - Common Stock	Equity
INXN	InterXion Holding N.V. Ordinary Shares (0.01 nominal value)	Equity
INXX	EGShares India Infrastructure ETF	ETF
INY	SPDR Nuveen Barclays New York Municipal Bond ETF	ETF
INZ	Ing Groep NV Perpetual Debt Securities	Equity
IO	Ion Geophysical Corporation Common Stock	Equity
IOC	InterOil Corporation	Equity
IOIL	IQ Global Oil Small Cap ETF	ETF
IONS	Ionis Pharmaceuticals, Inc. - Common Stock	Equity
IOO	iShares Global 100 ETF	ETF
IOSP	Innospec Inc. - Common Stock	Equity
IOT	Income Opportunity Realty Investors, Inc. Common Stock	Equity

IOTS	Adesto Technologies Corporation - Common Stock	Equity
IP	International Paper Company Common Stock	Equity
IPAC	iShares Core MSCI Pacific ETF	ETF
IPAR	Inter Parfums, Inc. - Common Stock	Equity
IPAS	iPass Inc. - Common Stock	Equity
IPAY	PureFunds ISE Mobile Payments ETF	ETF
IPB	Merrill Lynch & Co., Inc. 6.0518% Index Plus Trust Certificates Series 2003-1	Equity
IPCC	Infinity Property and Casualty Corporation - Common Stock	Equity
IPCI	Intellipharmaceutics International Inc. - Common Stock	Equity
IPD	SPDR S&P International Consumer Discretionary Sector ETF	ETF
IPDN	Professional Diversity Network, Inc. - Common Stock	Equity
IPE	SPDR Barclays TIPS ETF	ETF
IPF	SPDR S&P International Financial Sector ETF	ETF
IPFF	iShares International Preferred Stock ETF	ETF
IPG	Interpublic Group of Companies, Inc. (The) Common Stock	Equity
IPGP	IPG Photonics Corporation - Common Stock	Equity
IPHI	Inphi Corporation Common Stock $0.001 par value	Equity
IPHS	Innophos Holdings, Inc. - Common Stock	Equity
IPI	Intrepid Potash, Inc Common Stock	Equity
IPK	SPDR S&P International Technology Sector ETF	ETF
IPKW	PowerShares International BuyBack Achievers Portfolio	ETF
IPLpD	Interstate Power & Light Company Perp Prd Ser D	Equity
IPN	SPDR S&P International Industrial Sector ETF	ETF
IPO	Renaissance IPO ETF	ETF
IPOS	Renaissance Capital Greenwich Fund	ETF
IPS	SPDR S&P International Consumer Staples Sector ETF	ETF
IPU	SPDR S&P International Utilities Sector ETF	ETF
IPW	SPDR S&P International Energy Sector ETF	ETF
IPWR	Ideal Power Inc. - Common Stock	Equity
IPXL	Impax Laboratories, Inc. - Common Stock	Equity
IQDE	FlexShares International Quality Dividend Defensive Index Fund	ETF
IQDF	FlexShares International Quality Dividend Index Fund	ETF
IQDG	WisdomTree International Quality Dividend Growth Fund	ETF
IQDY	FlexShares International Quality Dividend Dynamic Index Fund	ETF
IQI	Invesco Quality Municipal Income Trust Common Stock	Equity
IQLT	iShares Edge MSCI Intl Quality Factor ETF	ETF
IQNT	Inteliquent, Inc. - Common Stock	Equity
IR	Ingersoll-Rand plc (Ireland)	Equity
IRBT	iRobot Corporation - Common Stock	Equity
IRCP	IRSA Propiedades Comerciales S.A. - American Depository Shares, each representing forty shares of Common Stock	Equity
IRDM	Iridium Communications Inc - Common Stock	Equity
IRDMB	Iridium Communications Inc - 6.75% Series B Cumulative Perpetual Convertible Preferred Stock	Equity
IRET	Investors Real Estate Trust Shares of Beneficial Interest	Equity
IRETp	Investors Real Estate Trust Series A Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
IRETpB	Investors Real Estate Trust 7.95% Series B Cumulative Redeemable Preferred Shares	Equity
IRG	Ignite Restaurant Group, Inc. - Common Stock	Equity
IRIX	IRIDEX Corporation - Common Stock	Equity
IRL	New Ireland Fund, Inc (The) Common Stock	Equity

IRM	Iron Mountain Incorporated (Delaware)Common Stock REIT	Equity
IRMD	iRadimed Corporation - Common Stock	Equity
IROQ	IF Bancorp, Inc. - Common Stock	Equity
IRR	Voya Natural Resources Equity Income Fund Common Shares of Beneficial Interest	Equity
IRS	IRSA Inversiones Y Representaciones S.A. Common Stock	Equity
IRT	Independence Realty Trust, Inc. Common Stock	Equity
IRV	SPDR S&P International Materials Sector ETF	ETF
IRWD	Ironwood Pharmaceuticals, Inc. - Class A Common Stock	Equity
IRY	SPDR S&P International Health Care Sector ETF	ETF
ISBC	Investors Bancorp, Inc. - Common Stock	Equity
ISCA	International Speedway Corporation - Class A Common Stock	Equity
ISCF	iShares Edge MSCI Intl Size Factor ETF	ETF
ISD	Prudential Short Duration High Yield Fund, Inc. Common Stock	Equity
ISDR	Issuer Direct Corporation Common Stock	Equity
ISF	ING Group, N.V. Perp Hybrid Cap Secs (Netherlands)	Equity
ISG	ING Group, N.V. Perpetual Dent Secs 6.125%	Equity
ISHG	iShares S&P/Citigroup 1-3 Year International Treasury Bond Fund	ETF
ISIG	Insignia Systems, Inc. - Common Stock	Equity
ISIL	Intersil Corporation - Class A Common Stock	Equity
ISL	Aberdeen Israel Fund, Inc. (The) Common Stock	Equity
ISLE	Isle of Capri Casinos, Inc. - Common Stock	Equity
ISM	SLM Corporation - Medium Term Notes, Series A, CPI-Linked Notes due January 16, 2018	Equity
ISNS	Image Sensing Systems, Inc. - Common Stock	Equity
ISP	ING Groep NV 6.20% Perpetual Debt Securities (Netherlands)	Equity
ISR	IsoRay, Inc. Common Stock	Equity
ISRA	VanEck Vectors Israel ETF	ETF
ISRG	Intuitive Surgical, Inc. - Common Stock	Equity
ISRL	Isramco, Inc. - Common Stock	Equity
ISSC	Innovative Solutions and Support, Inc. - Common Stock	Equity
IST	SPDR S&P International Telecommunications Sector ETF	ETF
ISTB	iShares Core 1-5 Year USD Bond ETF	ETF
ISTR	Investar Holding Corporation - Common Stock	Equity
ISZE	iShares Edge MSCI Intl Size Factor ETF	ETF
IT	Gartner, Inc. Common Stock	Equity
ITA	iShares U.S. Aerospace & Defense ETF	ETF
ITB	iShares U.S. Home Construction ETF	ETF
ITC	ITC Holdings Corp. Common Stock	Equity
ITCB	Itau CorpBanca American Depositary Shares (each representing 1,500 shares of Common Stock, no par value)	Equity
ITCI	Intra-Cellular Therapies Inc. - Common Stock	Equity
ITE	SPDR Barclays Intermediate Term Treasury ETF	ETF
ITEK	Inotek Pharmaceuticals Corporation - Common Stock	Equity
ITEQ	BlueStar TA-BIGITech Israel Technology ETF	ETF
ITG	Investment Technology Group, Inc. Common Stock	Equity
ITI	Iteris, Inc. - Common Stock	Equity
ITIC	Investors Title Company - Common Stock	Equity
ITIP	iShares International Inflation-Linked Bond ETF	ETF
ITM	VanEck Vectors AMT-Free Intermediate Municipal Index ETF	ETF
ITOT	iShares Core S&P Total U.S. Stock Market ETF	ETF
ITR	SPDR Barclays Intermediate Term Corporate Bond ETF (based on Barclays Capital Intermediate U.S. Corporate Index symbol LD06TRUU	ETF

ITRI	Itron, Inc. - Common Stock	Equity
ITRN	Ituran Location and Control Ltd. - Ordinary Shares	Equity
ITT	ITT Inc. Common Stock	Equity
ITUB	Itau Unibanco Banco Holding SA American Depositary Shares (Each repstg 500 Preferred shares)	Equity
ITUS	ITUS Corporation - Common Stock	Equity
ITW	Illinois Tool Works Inc. Common Stock	Equity
IUSB	iShares Core Total USD Bond Market ETF	ETF
IUSG	iShares Core U.S. Growth ETF	ETF
IUSV	iShares Core U.S. Vaue ETF	ETF
IVAC	Intevac, Inc. - Common Stock	Equity
IVAL	ValueShares International Quantitative Value ETF	ETF
IVC	Invacare Corporation Common Stock	Equity
IVE	iShares S&P 500 Value ETF	ETF
IVH	Ivy High Income Opportunities Fund Common Shares of Beneficial Interest	Equity
IVLU	iShares Edge MSCI Intl Value Factor ETF	ETF
IVOG	Vanguard S&P Mid-Cap 400 Growth ETF	ETF
IVOO	Vanguard S&P Mid-Cap 400 ETF	ETF
IVOP	iPath Inverse S&P 500 VIX Short Term Futures	Equity
IVOV	Vanguard S&P Mid-Cap 400 Value ETF	ETF
IVR	INVESCO MORTGAGE CAPITAL INC Common Stock	Equity
IVRpA	Invesco Mortgage Capital Inc. Pfd Ser A	Equity
IVRpB	Invesco Mortgage Capital Inc. Preferred Series B Cum Fxd to Fltg	Equity
IVTY	Invuity, Inc. - Common Stock	Equity
IVV	iShares Core S&P 500 ETF	ETF
IVW	iShares S&P 500 Growth ETF	ETF
IVZ	Invesco Ltd Common Stock	Equity
IWB	iShares Russell 1000 ETF	ETF
IWC	iShares Microcap ETF	ETF
IWD	iShares Russell 1000 Value ETF	ETF
IWF	iShares Russell 1000 Growth ETF	ETF
IWL	iShares Russell Top 200 ETF	ETF
IWM	iShares Russell 2000 ETF	ETF
IWN	iShares Russell 2000 Value ETF	ETF
IWO	iShares Russell 2000 Growth ETF	ETF
IWP	iShares Russell Midcap Growth ETF	ETF
IWR	iShares Russell Mid-Cap ETF	ETF
IWS	iShares Russell Mid-cap Value ETF	ETF
IWV	iShares Russell 3000 ETF	ETF
IWX	iShares Russell Top 200 Value ETF	ETF
IWY	iShares Russell Top 200 Growth ETF	ETF
IX	Orix Corp Ads Common Stock	Equity
IXC	iShares Global Energy ETF	ETF
IXG	iShares Global Financial ETF	ETF
IXJ	iShares Global Healthcare ETF	ETF
IXN	iShares Global Tech ETF	ETF
IXP	iShares Global Telecom ETF	ETF
IXUS	iShares Core MSCI Total International Stock ETF	ETF
IXYS	IXYS Corporation - Common Stock	Equity
IYC	iShares U.S. Consumer Services ETF	ETF
IYE	iShares U.S. Energy ETF	ETF

IYF	iShares U.S. Financial ETF	ETF
IYG	iShares U.S. Financial Services ETF	ETF
IYH	iShares U.S. Healthcare ETF	ETF
IYJ	iShares U.S. Industrials ETF	ETF
IYK	iShares U.S. Consumer Goods ETF	ETF
IYLD	iShares Morningstar Multi-Asset Income ETF	ETF
IYM	iShares U.S. Basic Materials ETF	ETF
IYR	iShares U.S. Real Estate ETF	ETF
IYT	iShares Transportation AverageETF	ETF
IYW	iShares U.S. Technology ETF	ETF
IYY	iShares Dow Jones U.S. ETF	ETF
IYZ	iShares U.S. Telecommunications ETF	ETF
IZEA	IZEA Inc. - Common Stock	Equity
JACK	Jack In The Box Inc. - Common Stock	Equity
JAGX	Jaguar Animal Health, Inc. - Common Stock	Equity
JAKK	JAKKS Pacific, Inc. - Common Stock	Equity
JASN	Jason Industries, Inc. - Common Stock	Equity
JASNW	Jason Industries, Inc. - Warrant	Equity
JASO	JA Solar Holdings, Co., Ltd. - American depositary shares, each representing five ordinary shares	Equity
JAX	J. Alexander's Holdings, Inc. Common Stock	Equity
JAZZ	Jazz Pharmaceuticals plc - Ordinary Shares	Equity
JBHT	J.B. Hunt Transport Services, Inc. - Common Stock	Equity
JBK	Lehman ABS 3.50 3.50% Adjustable Corp Backed Tr Certs GS Cap I	Equity
JBL	Jabil Circuit, Inc. Common Stock	Equity
JBLU	JetBlue Airways Corporation - Common Stock	Equity
JBN	Select Asset Inc. Select Asset Inc. on behalf of Corporate Backed Callable Trust Certificates, J.C. Penney Debenture Backed Series 2007-1 Trust	Equity
JBR	Select Asset Inc. Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-Backed Series 2006-1, Class A-1	Equity
JBSS	John B. Sanfilippo & Son, Inc. - Common Stock	Equity
JBT	John Bean Technologies Corporation Common Stock	Equity
JCAP	Jernigan Capital, Inc. Common Stock	Equity
JCE	Nuveen Core Equity Alpha Fund Nuveen Core Equity Alpha Fund Common Shares of Beneficial Interest	Equity
JCI	Johnson Controls, Inc. Common Stock	Equity
JCOM	j2 Global, Inc. - Common Stock	Equity
JCP	J.C. Penney Company, Inc. Holding Company Common Stock	Equity
JCS	Communications Systems, Inc. - Common Stock	Equity
JCTCF	Jewett-Cameron Trading Company - Common Shares	Equity
JD	JD.com, Inc. - American Depositary Shares	Equity
JDD	Nuveen Diversified Dividend and Income Fund Shares of Beneficial Interest	Equity
JDG	WisdomTree Japan Quality Dividend Growth Fund	ETF
JDST	Direxion Daily Junior Gold Miners Index Bear 3X Shares	ETF
JE	Just Energy Group, Inc. Ordinary Shares (Canada)	Equity
JEC	Jacobs Engineering Group Inc. Common Stock	Equity
JEM	iPath GEMS Index ETN	Equity
JEQ	Aberdeen Japan Equity Fund, Inc. Common Stock	Equity
JETS	U.S. Global Jets ETF	ETF
JFC	JPMorgan China Region Fund, Inc. Common Stock	Equity
JFR	Nuveen Floating Rate Income Fund Common Stock	Equity

JGBB	WisdomTree Japan Interest Rate Strategy Fund	ETF
JGBD	DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	Equity
JGBL	DB Japanese Govt Bond Futures ETN	Equity
JGBS	DB Inverse Japanese Govt Bond Futures ETN	Equity
JGBT	DB 3X Japanese Govt Bond Futures ETN	Equity
JGH	Nuveen Global High Income Fund Common Shares of Beneficial Interest	Equity
JGV	Nuveen Global Equity Income Fund	Equity
JHA	Nuveen High Income December 2018 Target Term Fund	Equity
JHD	Nuveen High Income December 2019 Target Term Fund Common Shares of Beneficial Interest	Equity
JHDG	WisdomTree Japan Hedged Quality Dividend Growth Fund	ETF
JHI	John Hancock Investors Trust Common Stock	Equity
JHMA	John Hancock Multifactor Materials ETF	ETF
JHMC	John Hancock Multifactor Consumer Discretionary ETF	ETF
JHME	John Hancock Multifactor Energy ETF	ETF
JHMF	John Hancock Multifactor Financials ETF	ETF
JHMH	John Hancock Multifactor Healthcare ETF	ETF
JHMI	John Hancock Multifactor Industrials ETF	ETF
JHML	John Hancock Multifactor Large Cap ETF	ETF
JHMM	John Hancock Multifactor Mid Cap ETF	ETF
JHMS	John Hancock Multifactor Consumer Staples ETF	ETF
JHMT	John Hancock Multifactor Technology ETF	ETF
JHMU	John Hancock Multifactor Utilities ETF	ETF
JHS	John Hancock Income Securities Trust Common Stock	Equity
JHX	James Hardie Industries plc American Depositary Shares (Ireland)	Equity
JHY	Nuveen High Income 2020 Target Term Fund Common Shares of Beneficial Interest	Equity
JIVE	Jive Software, Inc. - Common Stock	Equity
JJA	iPath Bloomberg Agriculture Total Return Sub-Index ETN	Equity
JJC	iPath Bloomberg Copper Subindex Total Return Sub-Index ETN	Equity
JJE	iPath Bloomberg Energy Total Return Sub-Index ETN	Equity
JJG	iPath Bloomberg Grains Total Return Sub-Index ETN	Equity
JJM	iPath Bloomberg Industrial Metals Total Return Sub-Index ETN	Equity
JJN	iPath Bloomberg Nickel Subindex Total Return ETN	Equity
JJP	iPath Bloomberg Precious Metals Subindex Total Return SM Index ETN	Equity
JJS	iPath Bloomberg Softs Subindex Total Return SM Index ETN	Equity
JJSF	J & J Snack Foods Corp. - Common Stock	Equity
JJT	iPath Bloomberg Tin Subindex Total Return SM ETN	Equity
JJU	iPath Bloomberg Aluminum Subindex Total Return SM IndexETN	Equity
JKD	iShares Morningstar Large-Cap ETF	ETF
JKE	iShares Morningstar Large-Cap Growth ETF	ETF
JKF	iShares Morningstar Large-Cap Value ETF	ETF
JKG	iShares Morningstar Mid-Cap ETF	ETF
JKH	iShares Morningstar Mid-Cap Growth ETF	ETF
JKHY	Jack Henry & Associates, Inc. - Common Stock	Equity
JKI	iShares Morningstar Mid-Cap ETF	ETF
JKJ	iShares Morningstar Small-Cap ETF	ETF
JKK	iShares Morningstar Small-Cap Growth ETF	ETF
JKL	iShares Morningstar Small-Cap Value ETFnd	ETF
JKS	JinkoSolar Holding Company Limited American Depositary Shares (each representing 4 Common Shares)	Equity
JLL	Jones Lang LaSalle Incorporated Common Stock	Equity

JLS	Nuveen Mortgage Opportunity Term Fund Nuveen Mortgage Opportunity Term Fund	Equity
JMBA	Jamba, Inc. - Common Stock	Equity
JMEI	Jumei International Holding Limited American Depositary Shares, each representing one Class A ordinary share	Equity
JMF	Nuveen Energy MLP Total Return Fund Common Shares of Beneficial Interest	Equity
JMLP	Nuveen All Cap Energy MLP Opportunities Fund Common Shares of Beneficial Interest	Equity
JMM	Nuveen Multi-Market Income Fund (MA)	Equity
JMP	JMP Group LLC Common Shares	Equity
JMPB	JMP Group Inc 8.00% Senior Notes due 2023	Equity
JMPC	JMP Group Inc 7.25% Senior Notes due 2021	Equity
JMT	Nuveen Mortgage Opportunity Term Fund 2 Common Shares of Beneficial Interest	Equity
JMU	Wowo Limited - ADS	Equity
JNJ	Johnson & Johnson Common Stock	Equity
JNK	SPDR Barclays High Yield Bond ETF	ETF
JNP	Juniper Pharmaceuticals, Inc. - Common Stock	Equity
JNPR	Juniper Networks, Inc. Common Stock	Equity
JNS	Janus Capital Group, Inc. Cmn Stk	Equity
JNUG	Direxion Daily Junior Gold Miners Index Bull 3X Shares	ETF
JO	iPath Bloomberg Coffee Subindex Total Return SM Index ETN	Equity
JOB	General Employment Enterprises, Inc. Common Stock	Equity
JOBS	51job, Inc. - American Depositary Shares, each representing two common shares	Equity
JOE	St. Joe Company (The) Common Stock	Equity
JOF	Japan Smaller Capitalization Fund Inc Common Stock	Equity
JONE	Jones Energy, Inc. Class A Common Stock	Equity
JOUT	Johnson Outdoors Inc. - Class A Common Stock	Equity
JOY	Joy Global Inc. Common Stock	Equity
JP	Jupai Holdings Limited American Depositary Shares, each representing six ordinary shares	Equity
JPC	Nuveen Preferred Income Opportunities Fund	Equity
JPEH	JPMorgan Diversified Return Europe Currency Hedged ETF	ETF
JPEM	JPMorgan Diversified Return Emerging Markets Equity ETF	ETF
JPEP	JP Energy Partners LP Common units representing limited partner interests	Equity
JPEU	JPMorgan Diversified Return Europe Equity ETF	ETF
JPGE	JPMorgan Diversified Return Global Equity ETF	ETF
JPI	Nuveen Preferred and Income Term Fund Common Shares of Beneficial Interest	Equity
JPIH	JPMorgan Diversified Return International Currency Hedged ETF	ETF
JPIN	JPMorgan Diversified Return International Equity ETF	ETF
JPM	JP Morgan Chase & Co. Common Stock	Equity
JPM/WS	J P Morgan Chase & Co Warrant expiring October 28, 2018	Equity
JPME	JPMorgan Diversified Return U.S. Mid Cap Equity ETF	ETF
JPMpA	J P Morgan Chase & Co Depositary Shs Repstg 1/400 Pfd Ser P	Equity
JPMpB	JP Morgan Chase & Co Depositary Shares Representing 1/400th Preferred Series T	Equity
JPMpD	JPMorgan Chase Bank N A London Branch Depositary Shs Repstg 1/400th Pfd Ser O	Equity
JPMpE	J P Morgan Chase & Co Depository Shares Representing 1/400th Int Perp Pfd Ser W	Equity
JPMpF	J P Morgan Chase & Co Depositary Shares, each representing 1/400th interest in a share of 6.125% Non-Cumulative Preferred Stock, Series Y	Equity
JPMpG	J P Morgan Chase & Co Depositary Shares, each representing a 1/400th interest in a share of 6.10% Non-Cumulative Preferred Stock, Series AA	Equity
JPMpH	J P Morgan Chase & Co Depositary Shares, each representing a 1/400th interest in a share of 6.15% Non-Cumulative Preferred Stock, Series BB	Equity
JPMV	iShares Edge MSCI Min Vol Japan ETF	ETF
JPN	Deutsche X-trackers Japan JPX-Nikkei 400 Equity ETF	ETF

JPNH	Deutsche X-trackers Japan JPX-Nikkei 400 Hedged Equity ETF	ETF
JPNL	Direxion Daily Japan Bull 3X ETF	ETF
JPP	SPDR Russell/Nomura PRIME Japan ETF	ETF
JPS	Nuveen Preferred Securities Income Fund 2 Shares of Beneficial Interest	Equity
JPUS	JPMorgan Diversified Return U.S. Equity ETF	ETF
JPW	Nuveen Flexible Investment Income Fund Common Shares of Beneficial Interest	Equity
JPX	ProShares UltraShort MSCI Pacific ex-Japan	ETF
JPXN	iShares JPX-Nikkei 400 ETF	ETF
JQC	Nuveen Credit Strategies Income Fund Shares of Beneficial Interest	Equity
JRI	Nuveen Real Asset Income and Growth Fund Common Shares of Beneficial Interest	Equity
JRJC	China Finance Online Co. Limited - American Depositary Shares representing 5 ordinary shares	Equity
JRJR	JRjr33, Inc. Common Stock	Equity
JRO	Nuveen Floating Rate Income Opportuntiy Fund Shares of Beneficial Interest	Equity
JRS	Nuveen Real Estate Income Fund Common Shares of Beneficial Interest	Equity
JRVR	James River Group Holdings, Ltd. - Common Shares	Equity
JSC	SPDR Russell/Nomura Small Cap Japan	ETF
JSD	Nuveen Short Duration Credit Opportunities Fund Common Shares of Beneficial Interest	Equity
JSM	SLM Corporation - 6% Senior Notes due December 15, 2043	Equity
JSMD	Janus Small/Mid Cap Growth Alpha ETF	ETF
JSML	Janus Small Cap Growth Alpha ETF	ETF
JSYN	Jensyn Acquistion Corp. - Common Stock	Equity
JSYNR	Jensyn Acquistion Corp. - Rights	Equity
JSYNU	Jensyn Acquistion Corp. - Units	Equity
JSYNW	Jensyn Acquistion Corp. - Warrants	Equity
JTA	Nuveen Tax-Advantaged Total Return Strategy Fund Common Share of Beneficial Interest	Equity
JTD	Nuveen Tax-Advantaged Dividend Growth Fund Common Shares of Beneficial Interest	Equity
JTPY	JetPay Corporation - Common Stock	Equity
JUNE	Dhandho Junoon ETF	ETF
JUNO	Juno Therapeutics, Inc. - Common Stock	Equity
JVA	Coffee Holding Co., Inc. - Common Stock	Equity
JW/A	John Wiley & Sons, Inc. Common Stock	Equity
JW/B	John Wiley & Sons, Inc. Common Stock	Equity
JWN	Nordstrom, Inc. Common Stock	Equity
JXI	iShares Global Utilities ETF	ETF
JXSB	Jacksonville Bancorp Inc. - Common Stock	Equity
JYN	BARCLAYS BANK PLC iPath JPY/USD Exchange Rate ETN	Equity
JYNT	The Joint Corp. - Common Stock	Equity
K	Kellogg Company Common Stock	Equity
KAI	Kadant Inc Common Stock	Equity
KALU	Kaiser Aluminum Corporation - Common Stock	Equity
KAMN	Kaman Corporation Common Stock	Equity
KANG	iKang Healthcare Group, Inc. - American Depositary Shares	Equity
KAP	KCAP Financial, Inc. 7.375% Senior Notes due 2019	Equity
KAR	KAR Auction Services, Inc Common Stock	Equity
KATE	Kate Spade & Company Common Stock	Equity
KB	KB Financial Group Inc	Equity
KBA	KraneShares Bosera MSCI China A ETF	ETF
KBAL	Kimball International, Inc. - Class B Common Stock	Equity
KBE	SPDR S&P Bank ETF	ETF
KBH	KB Home Common Stock	Equity

KBR	KBR, Inc. Common Stock	Equity
KBSF	KBS Fashion Group Limited - Common Stock	Equity
KBWB	PowerShares KBW Bank Portfolio ETF	ETF
KBWD	PowerShares KBW High Dividend Yield Financial Portfolio ETF	ETF
KBWP	PowerShares KBW Property & Casualty Insurance Portfolio ETF	ETF
KBWR	PowerShares KBW Regional Banking Portfolio ETF	ETF
KBWY	PowerShares KBW Premium Yield Equity REIT Portfolio ETF	ETF
KCAP	KCAP Financial, Inc. - common stock	Equity
KCC	Structured Products Corp. 8.20% Corporate Backed Trust Securities (CorTS)Issued by Provident Financial Trust I	Equity
KCE	SPDR S&P Capital Markets ETF	ETF
KCG	KCG Holdings, Inc. Class A Common Stock	Equity
KCNY	KraneShares E Fund China Commercial Paper ETF	ETF
KE	Kimball Electronics, Inc. - Common Stock	Equity
KED	Kayne Anderson Energy Development Company Common Stock	Equity
KEF	Korea Equity Fund, Inc. Common Stock	Equity
KEG	Key Energy Services, Inc. Common Stock	Equity
KELYA	Kelly Services, Inc. - Class A Common Stock	Equity
KELYB	Kelly Services, Inc. - Class B Common Stock	Equity
KEM	Kemet Corporation New Common Stock	Equity
KEMP	KraneShares FTSE Emerging Markets Plus ETF	ETF
KEN	Kenon Holdings Ltd. Ordinary Shares	Equity
KEP	Korea Electric Power Corporation Common Stock	Equity
KEQU	Kewaunee Scientific Corporation - Common Stock	Equity
KERX	Keryx Biopharmaceuticals, Inc. - Common Stock	Equity
KEX	Kirby Corporation Common Stock	Equity
KEY	KeyCorp Common Stock	Equity
KEYpG	KeyCorp Non Cumulative Perp Conv Pfd Ser A	Equity
KEYS	Keysight Technologies Inc. Common Stock	Equity
KEYW	The KEYW Holding Corporation - Common Stock	Equity
KF	Korea Fund, Inc. (The) New Common Stock	Equity
KFFB	Kentucky First Federal Bancorp - Common Stock	Equity
KFH	KKR Financial Holdings LLC 8.375% Senior Notes due 2041	Equity
KFI	KKR Financial Holdings LLC 7.50% Senior Notes due 2042	Equity
KFNp	KKR Financial Holdings LLC Pfd Ser A Llc	Equity
KFRC	Kforce, Inc. - Common Stock	Equity
KFS	Kingsway Financial Services, Inc. Ordinary Shares	Equity
KFY	Korn/Ferry International Common Stock	Equity
KFYP	KraneShares Zacks New China ETF	ETF
KGC	Kinross Gold Corporation Common Stock	Equity
KGJI	Kingold Jewelry Inc. - Common Stock	Equity
KHC	The Kraft Heinz Company - Common Stock	Equity
KHI	Deutsche High Income Trust Shares of Beneficial Interest	Equity
KIE	SPDR S&P Insurance ETF	ETF
KIM	Kimco Realty Corporation Common Stock	Equity
KIMpI	Kimco Realty Corporation DEPOSITARY SH REPSTG 1/1000TH PFD SER I	Equity
KIMpJ	Kimco Realty Corporation Depositary Sh Repstg 1/1000th Pfd CL J %	Equity
KIMpK	Kimco Realty Corporation Depositary Shares Representing 1/1000th Preferred Series K	Equity
KIN	Kindred Biosciences, Inc. - Common Stock	Equity
KINS	Kingstone Companies, Inc - Common Stock	Equity
KIO	KKR Income Opportunities Fund Common Shares	Equity

KIQ	Kelso Technologies Inc Ordinary Shares	Equity
KIRK	Kirkland's, Inc. - Common Stock	Equity
KITE	Kite Pharma, Inc. - Common Stock	Equity
KKD	Krispy Kreme Doughnuts, Inc. Common Stock	Equity
KKR	KKR & Co. L.P. Common Units Representing Limited Partnership Interest	Equity
KKRpA	KKR & Co. L.P. 6.75% Series A Preferred Units	Equity
KLAC	KLA-Tencor Corporation - Common Stock	Equity
KLD	iShares MSCI USA ESG Select ETF	ETF
KLDW	Exchange Listed Funds Trust GaveKal Knowledge Leaders Developed World ETF	ETF
KLDX	Klondex Mines Ltd. Common Stock	Equity
KLEM	Exchange Listed Funds Trust GaveKal Knowledge Leaders Emerging Markets ETF	ETF
KLIC	Kulicke and Soffa Industries, Inc. - Common Stock	Equity
KLRE	KLR Energy Acquisition Corp. - Class A Common Stock	Equity
KLREU	KLR Energy Acquisition Corp. - Units	Equity
KLREW	KLR Energy Acquisition Corp. - Warrants	Equity
KLXI	KLX Inc. - Common Stock	Equity
KMB	Kimberly-Clark Corporation Common Stock	Equity
KMDA	Kamada Ltd. - Ordinary Shares	Equity
KMF	Kayne Anderson Midstream Energy Fund, Inc Common Stock	Equity
KMG	KMG Chemicals, Inc. Common Stock	Equity
KMI	Kinder Morgan, Inc. Common Stock	Equity
KMI/WS	Kinder Morgan, Inc. Warrants Expiring 2017	Equity
KMIpA	Kinder Morgan, Inc. Depositary Shares, each representing a 1/20th interest in a share of 9.75% Series A Mandatory Convertible Preferred Stock	Equity
KMM	Deutsche Multi-Market Income Trust Common Sshares of Beneficial Interest	Equity
KMPA	Kemper Corporation 7.375% Subordinated Debentures due 2054	Equity
KMPH	KemPharm, Inc. - Common Stock	Equity
KMPR	Kemper Corporation	Equity
KMT	Kennametal Inc. Common Stock	Equity
KMX	CarMax Inc	Equity
KN	Knowles Corporation Common Stock	Equity
KND	Kindred Healthcare, Inc. Common Stock	Equity
KNDI	Kandi Technologies Group, Inc. - Common Stock	Equity
KNL	Knoll, Inc. Common Stock	Equity
KNOP	KNOT Offshore Partners LP Common Units representing Limited Partner Interests	Equity
KNOW	Direxion All Cap Insider Sentiment Shares	ETF
KNX	Knight Transportation, Inc. Common Stock	Equity
KO	Coca-Cola Company (The) Common Stock	Equity
KODK	Eastman Kodak Company Common New	Equity
KODK/WS	Eastman Kodak Company Warrant (Expiring September 3, 2018)	Equity
KODK/WS/A	Eastman Kodak Company Wt Exp 135%	Equity
KOF	Coca Cola Femsa S.A.B. de C.V. Common Stock	Equity
KOL	VanEck Vectors Coal ETF	ETF
KOLD	ProShares UltraShort Bloomberg Natural Gas	ETF
KONA	Kona Grill, Inc. - Common Stock	Equity
KONE	Kingtone Wirelessinfo Solution Holding Ltd - American Depositary Shares	Equity
KOOL	Cesca Therapeutics Inc. - Common Stock	Equity
KOP	Koppers Holdings Inc. Koppers Holdings Inc. Common Stock	Equity
KOPN	Kopin Corporation - Common Stock	Equity
KORS	Michael Kors Holdings Limited Ordinary Shares	Equity
KORU	Direxion Daily South Korea Bull 3X Shares	ETF

KOS	Kosmos Energy Ltd. Common Shares	Equity
KOSS	Koss Corporation - Common Stock	Equity
KPTI	Karyopharm Therapeutics Inc. - Common Stock	Equity
KR	Kroger Company (The) Common Stock	Equity
KRA	Kraton Performance Polymers, Inc Common Stock	Equity
KRC	Kilroy Realty Corporation Common Stock	Equity
KRCpG	Kilroy Realty Corporation Preferred Stock Series G	Equity
KRCpH	Kilroy Realty Corporation Pfd Ser H	Equity
KRE	SPDR S&P Regional Banking ETF	ETF
KRG	Kite Realty Group Trust Common Stock	Equity
KRNT	Kornit Digital Ltd. - Ordinary Shares	Equity
KRNY	Kearny Financial - Common Stock	Equity
KRO	Kronos Worldwide Inc Common Stock	Equity
KROO	IQ Australia Small Cap ETF	ETF
KRS	ProShares Short S&P Regional Banking	ETF
KRU	ProShares Ultra S&P Regional Banking	ETF
KS	KapStone Paper and Packaging Corporation Common Stock	Equity
KSA	iShares MSCI Saudi Arabia Capped ETF	ETF
KSM	Deutsche Strategic Municiple Income Trust Common Shares of Beneficial Interest	Equity
KSS	Kohl's Corporation Common Stock	Equity
KST	Deutsche Strategic Income Trust Shares of Beneficial Interest	Equity
KSU	Kansas City Southern Common Stock	Equity
KSUp	Kansas City Southern Preferred Stock	Equity
KT	KT Corporation Common Stock	Equity
KTCC	Key Tronic Corporation - Common Stock	Equity
KTEC	Key Technology, Inc. - Common Stock	Equity
KTF	Deutsche Municiple Income Trust Common Shares	Equity
KTH	Structures Products Cp 8% CorTS Issued by Peco Energy Cap Tr II Preferred Stock	Equity
KTN	Structured Products Corp 8.205% CorTS 8.205% Corporate Backed Trust Securities (CorTS)	Equity
KTOS	Kratos Defense & Security Solutions, Inc. - Common Stock	Equity
KTOV	Kitov Pharamceuticals Holdings Ltd. - American Depositary Shares	Equity
KTOVW	Kitov Pharamceuticals Holdings Ltd. - Warrants	Equity
KTP	Corts 7.625 Pfd Common Stock	Equity
KTWO	K2M Group Holdings, Inc. - Common Stock	Equity
KURA	Kura Oncology, Inc. - Common Stock	Equity
KUTV	Ku6 Media Co., Ltd. - American Depositary Shares, each representing 100 ordinary shares	Equity
KVHI	KVH Industries, Inc. - Common Stock	Equity
KW	Kennedy-Wilson Holdings Inc. Common Stock	Equity
KWEB	KraneShares CSI China Internet ETF	ETF
KWN	Kennedy-Wilson Holdings Inc. 7.75% Senior Notes due 2042	Equity
KWR	Quaker Chemical Corporation Common Stock	Equity
KWT	VanEck Vectors Solar Energy ETF	ETF
KXI	iShares Global Consumer Staples ETF	ETF
KYE	Kayne Anderson Total Energy Return Fund, Inc. Common Stock	Equity
KYN	Kayne Anderson MLP Investment Company Common Stock	Equity
KYNpF	Kayne Anderson MLP Investment Company 3.50% Series F Mandatory Redeemable Preferred Shares $25.00 Liquidation Preference per share	Equity
KYNpG	Kayne Anderson MLP Investment Company Series G Mandatory Redeemable Preferred Shares Liquidation Preference	Equity
KYO	Kyocera Corporation Common Stock	Equity
KZ	KongZhong Corporation - American Depositary Shares, each representing 40 ordinary shares	Equity

L	Loews Corporation Common Stock	Equity
LABD	Direxion Daily S&P Biotech Bear 3X Shares	ETF
LABL	Multi-Color Corporation - Common Stock	Equity
LABS	Direxion Daily S&P Biotech Bear 1X Shares	ETF
LABU	Direxion Daily S&P Biotech Bull 3X Shares	ETF
LAD	Lithia Motors, Inc. Common Stock	Equity
LADR	Ladder Capital Corp Class A Common Stock	Equity
LAKE	Lakeland Industries, Inc. - Common Stock	Equity
LALT	PowerShares Multi-Strategy Alternative Portfolio	ETF
LAMR	Lamar Advertising Company - Class A Common Stock	Equity
LANC	Lancaster Colony Corporation - Common Stock	Equity
LAND	Gladstone Land Corporation - Common Stock	Equity
LAQ	Aberdeen Latin America Equity Fund, Inc.	Equity
LARE	Tierra XP Latin America Real Estate ETF	ETF
LARK	Landmark Bancorp Inc. - Common Stock	Equity
LAWS	Lawson Products, Inc. - Common Stock	Equity
LAYN	Layne Christensen Company - Common Stock	Equity
LAZ	Lazard LTD. Lazard, LTD. Class A Common Stock	Equity
LB	L Brands, Inc.	Equity
LBAI	Lakeland Bancorp, Inc. - Common Stock	Equity
LBDC	2xLeveraged Long ETRACS Wells Fargo Business Development Company Index Series B due May 24, 2041	Equity
LBF	Deutsche Global High Income Fund, Inc. Common Stock	Equity
LBIO	Lion Biotechnologies, Inc. - Common Stock	Equity
LBIX	Leading Brands Inc - Common Shares	Equity
LBJ	Direxion Daily Latin America 3x Bull Shares	ETF
LBND	DB 3x Long 25 Year Treasury Bond ETN	Equity
LBRDA	Liberty Broadband Corporation - Class A Common Stock	Equity
LBRDK	Liberty Broadband Corporation - Class C Common Stock	Equity
LBTYA	Liberty Global plc - Class A Ordinary Shares	Equity
LBTYB	Liberty Global plc - Class B Ordinary Shares	Equity
LBTYK	Liberty Global plc - Class C Ordinary Shares	Equity
LBY	Libbey, Inc. Common Stock	Equity
LC	LendingClub Corporation Common Stock	Equity
LCAHU	Landcadia Holdings, Inc. - Unit	Equity
LCI	Lannett Co Inc Common Stock	Equity
LCM	Advent/Claymore Enhanced Growth & Income Fund Advent/Claymore Enhanced Growth & Income Fund Common Shares of Beneficial Interest	Equity
LCNB	LCNB Corporation - Common Stock	Equity
LCUT	Lifetime Brands, Inc. - Common Stock	Equity
LD	iPath Bloomberg Lead Subindex Total Return SM Index ETN	Equity
LDF	Latin American Discovery Fund, Inc. (The) Common Stock	Equity
LDL	Lydall, Inc. Common Stock	Equity
LDOS	Leidos Holdings, Inc. Common Stock	Equity
LDP	Cohen & Steers Limited Duration Preferred and Income Fund, Inc.	Equity
LDR	Landauer, Inc. Common Stock	Equity
LDRH	LDR Holding Corporation - Common Stock	Equity
LDRI	PowerShares LadderRite 0-5 Year Corporate Bond Portfolio	ETF
LDUR	PIMCO Low Duration Active Exchange-Traded Fund	ETF
LE	Lands' End, Inc. - Common Stock	Equity
LEA	Lear Corporation Common Stock	Equity

LEAD	Realty Shares DIVCON Leaders Dividend ETF	ETF
LECO	Lincoln Electric Holdings, Inc. - Common Shares	Equity
LEDD	iPath Pure Beta Lead ETN	Equity
LEDS	SemiLEDS Corporation - Common Stock	Equity
LEE	Lee Enterprises, Incorporated Common Stock	Equity
LEG	Leggett & Platt, Incorporated Common Stock	Equity
LEI	Lucas Energy, Inc. Common Stock	Equity
LEJU	Leju Holdings Limited American Depositary Shares, each representing one Ordinary share	Equity
LEMB	iShares Emerging Markets Local Currency Bond	ETF
LEN	Lennar Corporation Class A Common Stock	Equity
LEN/B	Lennar Corporation Class B	Equity
LENS	Presbia PLC - Ordinary Shares	Equity
LEO	Dreyfus Strategic Municipals, Inc. Common Stock	Equity
LEU	Centrus Energy Corp. Class A Common Stock	Equity
LFC	China Life Insurance Company Limited American Depositary Shares	Equity
LFL	LATAM Airlines Group S.A.	Equity
LFUS	Littelfuse, Inc. - Common Stock	Equity
LFVN	Lifevantage Corporation - Common Stock	Equity
LGCY	Legacy Reserves LP - Units Representing Limited Partner Interests	Equity
LGCYO	Legacy Reserves LP - 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	Equity
LGCYP	Legacy Reserves LP - 8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	Equity
LGF	Lions Gate Entertainment Corporation Common Stock	Equity
LGI	Lazard Global Total Return and Income Fund Common Stock	Equity
LGIH	LGI Homes, Inc. - Common Stock	Equity
LGL	LGL Group, Inc. (The) Common Stock	Equity
LGLV	SPDR Russell 1000 Low Volatility ETF	ETF
LGND	Ligand Pharmaceuticals Incorporated - Common Stock	Equity
LH	Laboratory Corporation of America Holdings Common Stock	Equity
LHCG	LHC Group - common stock	Equity
LHO	LaSalle Hotel Properties Common Stock	Equity
LHOpH	LaSalle Hotel Properties 7.50% Series H Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
LHOpI	LaSalle Hotel Properties 6.375% Series I Cumulative Redeemable Redeemable Preferred SBI	Equity
LHOpJ	LaSalle Hotel Properties 6.3% Series J Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
LIFE	aTyr Pharma, Inc. - Common Stock	Equity
LII	Lennox International, Inc. Common Stock	Equity
LILA	Liberty Global plc - Class A Ordinary Shares	Equity
LILAK	Liberty Global plc - Class C Ordinary Shares	Equity
LIME	Lime Energy Co. - Common Stock	Equity
LINC	Lincoln Educational Services Corporation - Common Stock	Equity
LIND	Lindblad Expeditions Holdings Inc. - Common Stock	Equity
LINDW	Lindblad Expeditions Holdings Inc. - Warrant	Equity
LINK	Interlink Electronics, Inc. - Common Stock	Equity
LION	Fidelity Southern Corporation - Common Stock	Equity
LIOX	Lionbridge Technologies, Inc. - Common Stock	Equity
LIQT	LiqTech International, Inc. Common Stock	Equity
LIT	Global X Lithium ETF	ETF

LITB	LightInTheBox Holding Co., Ltd. American Depositary Shares, each representing 2 ordinary shares	Equity
LITE	Lumentum Holdings Inc. - Common Stock	Equity
LIVE	Live Ventures Incorporated - Common Stock	Equity
LIVN	LivaNova PLC - Ordinary Shares	Equity
LJPC	La Jolla Pharmaceutical Company - Common Stock	Equity
LKFN	Lakeland Financial Corporation - Common Stock	Equity
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund	ETF
LKQ	LKQ Corporation - Common Stock	Equity
LL	Lumber Liquidators Holdings, Inc Common Stock	Equity
LLDM	Direxion Daily FTSE Developed Markets Bull 1.25X Shares	ETF
LLEM	Direxion Daily FTSE Emerging Markets Bull 1.25X Shares	ETF
LLL	L-3 Communications Holdings, Inc. Common Stock	Equity
LLNW	Limelight Networks, Inc. - Common Stock	Equity
LLSC	Direxion Daily Small Cap 1.25X Shares	ETF
LLSP	Direxion Daily S&P 500 Bull 1.25X Shares	ETF
LLTC	Linear Technology Corporation - Common Stock	Equity
LLY	Eli Lilly and Company Common Stock	Equity
LM	Legg Mason, Inc. Common Stock	Equity
LMAT	LeMaitre Vascular, Inc. - Common Stock	Equity
LMBS	First Trust Low Duration Opportunities ETF	ETF
LMCA	Liberty Media Corporation - Series A Liberty Media Common Stock	Equity
LMCK	Liberty Media Corporation - Series C Liberty Media Common Stock	Equity
LMFA	LM Funding America, Inc. - Common Stock	Equity
LMFAW	LM Funding America, Inc. - Warrant	Equity
LMHA	Legg Mason, Inc. 6.375% Junior Subordinated Notes due 2056	Equity
LMIA	LMI Aerospace, Inc. - Common Stock	Equity
LMLP	ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN	Equity
LMNR	Limoneira Co - Common Stock	Equity
LMNX	Luminex Corporation - Common Stock	Equity
LMOS	Lumos Networks Corp. - Common Stock	Equity
LMRK	Landmark Infrastructure Partners LP - Common Units	Equity
LMRKP	Landmark Infrastructure Partners LP - 8.00% Series A Cumulative Redeemable Perpetual Preferred Units	Equity
LMT	Lockheed Martin Corporation Common Stock	Equity
LNC	Lincoln National Corporation Common Stock	Equity
LNC/WS	Lincoln National Corporation Warrant expiring July 10, 2019	Equity
LNCE	Snyder's-Lance, Inc. - Common Stock	Equity
LND	Brasilagro Brazilian Agric Real Estate Co Sponsored ADR (Brazil)	Equity
LNDC	Landec Corporation - Common Stock	Equity
LNG	Cheniere Energy, Inc. Common Stock	Equity
LNGR	Global X Longevity Thematic ETF	ETF
LNKD	LinkedIn Corporation Class A Common Stock	Equity
LNN	Lindsay Corporation Common Stock	Equity
LNT	Alliant Energy Corporation Common Stock	Equity
LNTH	Lantheus Holdings, Inc. - Common Stock	Equity
LOAN	Manhattan Bridge Capital, Inc - Common Stock	Equity
LOB	Live Oak Bancshares, Inc. - Common Stock	Equity
LOCK	LifeLock, Inc. Common Stock	Equity
LOCO	El Pollo Loco Holdings, Inc. - Common Stock	Equity
LODE	Comstock Mining, Inc. Common Stock	Equity

LOGI	Logitech International S.A. - Registered Shares	Equity
LOGM	LogMein, Inc. - Common Stock	Equity
LOPE	Grand Canyon Education, Inc. - Common Stock	Equity
LOR	Lazard World Dividend & Income Fund, Inc. Common Stock	Equity
LORL	Loral Space and Communications, Inc. - Common Stock	Equity
LOV	Spark Networks, Inc. Common Stock	Equity
LOW	Lowe's Companies, Inc. Common Stock	Equity
LOWC	SPDR MSCI ACWI Low Carbon Target ETF	ETF
LOXO	Loxo Oncology, Inc. - Common Stock	Equity
LPCN	Lipocine Inc. - Common Stock	Equity
LPG	Dorian LPG Ltd. Common Stock	Equity
LPI	Laredo Petroleum, Inc. Common Stock	Equity
LPL	LG Display Co, Ltd AMERICAN DEPOSITORY SHARES	Equity
LPLA	LPL Financial Holdings Inc. - Common Stock	Equity
LPNT	LifePoint Health, Inc. - Common Stock	Equity
LPSB	LaPorte Bancorp, Inc. - Common Stock	Equity
LPSN	LivePerson, Inc. - Common Stock	Equity
LPT	Liberty Property Trust	Equity
LPTH	LightPath Technologies, Inc. - Class A Common Stock	Equity
LPTN	Lpath, Inc. - Class A Common Stock	Equity
LPX	Louisiana-Pacific Corporation Common Stock	Equity
LQ	La Quinta Holdings Inc. Common Stock	Equity
LQD	iShares iBoxx $ Investment Grade Corporate Bond ETF	ETF
LQDH	iShares Interest Rate Hedged Corporate Bond ETF	ETF
LQDT	Liquidity Services, Inc. - Common Stock	Equity
LRAD	LRAD Corporation - Common Stock	Equity
LRCX	Lam Research Corporation - Common Stock	Equity
LRET	ETRACS Monthly Pay 2xLeveraged MSCI US REIT Index ETN due May 5, 2045	Equity
LRGF	iShares Edge MSCI Multifactor USA ETF	ETF
LRN	K12 Inc Common Stock	Equity
LSBG	Lake Sunapee Bank Group - Common Stock	Equity
LSBK	Lake Shore Bancorp, Inc. - Common Stock	Equity
LSC	HSBC Global Absolute Limited ELEMENTS S&P CTI Index ETN	Equity
LSCC	Lattice Semiconductor Corporation - Common Stock	Equity
LSTK	iPath Pure Beta Livestock ETN	Equity
LSTR	Landstar System, Inc. - Common Stock	Equity
LSXMA	Liberty Media Corporation - Series A Liberty SiriusXM Common Stock	Equity
LSXMB	Liberty Media Corporation - Series B Liberty SiriusXM Common Stock	Equity
LSXMK	Liberty Media Corporation - Series C Liberty SiriusXM Common Stock	Equity
LTBR	Lightbridge Corporation - Common Stock	Equity
LTC	LTC Properties, Inc. Common Stock	Equity
LTL	ProShares Ultra Telecommunications ProShares	ETF
LTPZ	Pimco 15 Year U.S. TIPS Index Exchange-Traded Fund	ETF
LTRPA	Liberty TripAdvisor Holdings, Inc. - Series A Common Stock	Equity
LTRPB	Liberty TripAdvisor Holdings, Inc. - Series B Common Stock	Equity
LTRX	Lantronix, Inc. - Common Stock	Equity
LTS	Ladenburg Thalmann Financial Services Inc Common Stock	Equity
LTSpA	Ladenburg Thalmann Financial Services Inc 8.00% Series A Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per share	Equity
LTXB	LegacyTexas Financial Group, Inc. - Common Stock	Equity
LUB	Luby's, Inc. Common Stock	Equity

LUK	Leucadia National Corporation Common Stock	Equity
LULU	lululemon athletica inc. - Common Stock	Equity
LUNA	Luna Innovations Incorporated - Common Stock	Equity
LUV	Southwest Airlines Company Common Stock	Equity
LUX	Luxottica Group, S.p.A. Common Stock	Equity
LVHD	Legg Mason Low Volatility High Dividend ETF	ETF
LVL	Guggenheim Global Dividend Opportunities Index ETF	ETF
LVLT	Level 3 Communications, Inc. Common Stock	Equity
LVNTA	Liberty Interactive Corporation - Series A Liberty Ventures Common Stock	Equity
LVNTB	Liberty Interactive Corporation - Series B Liberty Ventures Common Stock	Equity
LVS	Las Vegas Sands Corp. Common Stock	Equity
LWAY	Lifeway Foods, Inc. - Common Stock	Equity
LWC	SPDR Barclays Long Term Corporate Bond ETF (based on Barclays Capital Long U.S. Corporate Index symbol--LD07TRUU	ETF
LXFR	Luxfer Holdings PLC American Depositary Shares (each representing one-half of an Ordinary Share)	Equity
LXFT	Luxoft Holding, Inc. Class A Ordinary Shares	Equity
LXK	Lexmark International, Inc. Common Stock	Equity
LXP	Lexington Realty Trust Common Stock	Equity
LXPpC	Lexington Realty Trust Preferred Conv. Series C	Equity
LXRX	Lexicon Pharmaceuticals, Inc. - Common Stock	Equity
LXU	LSB Industries, Inc. Common Stock	Equity
LYB	LyondellBasell Industries NV Ordinary Shares Class A (Netherlands)	Equity
LYG	Lloyds Banking Group Plc American Depositary Shares	Equity
LYTS	LSI Industries Inc. - Common Stock	Equity
LYV	Live Nation Entertainment, Inc. Common Stock	Equity
LZB	La-Z-Boy Incorporated Common Stock	Equity
M	Macy's Inc Common Stock	Equity
MA	Mastercard Incorporated Common Stock	Equity
MAA	Mid-America Apartment Communities, Inc. Common Stock	Equity
MAB	Eaton Vance Massachusetts Municipal Bond Fund Common Shares of Beneficial Interest, $.01 par value	Equity
MAC	Macerich Company (The) Common Stock	Equity
MACK	Merrimack Pharmaceuticals, Inc. - Common Stock	Equity
MAGS	Magal Security Systems Ltd. - Ordinary Shares	Equity
MAIN	Main Street Capital Corporation Common Stock	Equity
MAMS	MAM Software Group, Inc. - Common Stock	Equity
MAN	ManpowerGroup Common Stock	Equity
MANH	Manhattan Associates, Inc. - Common Stock	Equity
MANT	ManTech International Corporation - Class A Common Stock	Equity
MANU	Manchester United Ltd. Class A Ordinary Shares	Equity
MAR	Marriott International - Class A Common Stock	Equity
MARA	Marathon Patent Group, Inc. - Common Stock	Equity
MARK	Remark Media, Inc. - Common Stock	Equity
MARPS	Marine Petroleum Trust - Units of Beneficial Interest	Equity
MAS	Masco Corporation Common Stock	Equity
MASI	Masimo Corporation - Common Stock	Equity
MAT	Mattel, Inc. - Common Stock	Equity
MATF	iShares Edge MSCI Multifactor Materials ETF	ETF
MATH	Meidell Tactical Advantage ETF	ETF
MATN	Mateon Therapeutics, Inc. - Common Stock	Equity

MATR	Mattersight Corporation - Common Stock	Equity
MATW	Matthews International Corporation - Class A Common Stock	Equity
MATX	Matson, Inc. Common Stock	Equity
MAUI	AdvisorShares Market Adaptive Unconstrained Income ETF	ETF
MAV	Pioneer Municipal High Income Advantage Trust Common Shares of Beneficial Interest	Equity
MAYS	J. W. Mays, Inc. - Common Stock	Equity
MB	MINDBODY, Inc. - Class A Common Stock	Equity
MBB	iShares MBS ETF	ETF
MBCN	Middlefield Banc Corp. - Common Stock	Equity
MBFI	MB Financial Inc. - Common Stock	Equity
MBFIP	MB Financial Inc. - Perpetual Non-Cumulative Preferred Stock, Series A	Equity
MBG	SPDR Barclays Mortgage Backed Bond ETF	ETF
MBI	MBIA Inc. Common Stock	Equity
MBII	Marrone Bio Innovations, Inc. - Common Stock	Equity
MBLX	Metabolix, Inc. - Common Stock	Equity
MBLY	Mobileye N.V. Ordinary Shares	Equity
MBRG	Middleburg Financial Corporation - Common Stock	Equity
MBRX	Moleculin Biotech, Inc. - Common Stock	Equity
MBSD	FlexShares Disciplined Duration MBS Index Fund	ETF
MBT	Mobile TeleSystems PJSC	Equity
MBTF	M B T Financial Corp - Common Stock	Equity
MBUU	Malibu Boats, Inc. - Common Stock	Equity
MBVT	Merchants Bancshares, Inc. - Common Stock	Equity
MBWM	Mercantile Bank Corporation - Common Stock	Equity
MC	Moelis & Company Class A Common Stock	Equity
MCA	Blackrock MuniYield California Quality Fund, Inc. Common Stock	Equity
MCBC	Macatawa Bank Corporation - Common Stock	Equity
MCC	Medley Capital Corporation Common Stock	Equity
MCD	McDonald's Corporation Common Stock	Equity
MCEP	Mid-Con Energy Partners, LP - Common Units	Equity
MCF	Contango Oil & Gas Company Common Stock	Equity
MCFT	MCBC Holdings, Inc. - Common Stock	Equity
MCHI	iShares MSCI China ETF	ETF
MCHP	Microchip Technology Incorporated - Common Stock	Equity
MCHX	Marchex, Inc. - Class B Common Stock	Equity
MCI	Babson Capital Corporate Investors Common Stock	Equity
MCK	McKesson Corporation Common Stock	Equity
MCN	Madison Covered Call & Equity Strategy Fund Common Stock	Equity
MCO	Moody's Corporation Common Stock	Equity
MCQ	Medley Capital Corporation 7.125% Senior Notes due 2019	Equity
MCR	MFS Charter Income Trust Common Stock	Equity
MCRB	Seres Therapeutics, Inc. - Common Stock	Equity
MCRI	Monarch Casino & Resort, Inc. - Common Stock	Equity
MCRN	Milacron Holdings Corp. Common Stock	Equity
MCRO	IQ Hedge Macro Tracker ETF	ETF
MCS	Marcus Corporation (The) Common Stock	Equity
MCUR	Macrocure Ltd. - Ordinary Shares	Equity
MCV	Medley Capital Corporation 6.125% Senior Notes due 2023	Equity
MCX	Medley Capital Corporation 6.50% Notes due 2021	Equity
MCY	Mercury General Corporation Common Stock	Equity
MCZ	Mad Catz Interactive Inc Common Stock	Equity

MD	Mednax, Inc. Common Stock	Equity
MDC	M.D.C. Holdings, Inc. Common Stock	Equity
MDCA	MDC Partners Inc. - Class A Subordinate Voting Shares	Equity
MDCO	The Medicines Company - Common Stock	Equity
MDD	SPDR S&P International Mid Cap ETF	ETF
MDGN	Medgenics, Inc. Common Stock	Equity
MDGS	Medigus Ltd. - American Depositary Share	Equity
MDIV	First Trust Multi-Asset Diversified Income Index Fund	ETF
MDLY	Medley Management Inc. Class A Common Stock	Equity
MDLZ	Mondelez International, Inc. - Class A Common Stock	Equity
MDM	Mountain Province Diamonds Inc. - Common Stock	Equity
MDP	Meredith Corporation Common Stock	Equity
MDR	McDermott International, Inc. Common Stock	Equity
MDRX	Allscripts Healthcare Solutions, Inc. - common stock	Equity
MDSO	Medidata Solutions, Inc. - Common Stock	Equity
MDSY	ModSys International Ltd. - Ordinary Shares	Equity
MDT	Medtronic plc. Ordinary Shares	Equity
MDU	MDU Resources Group, Inc. Common Stock	Equity
MDVN	Medivation, Inc. - Common Stock	Equity
MDVX	Medovex Corp. - Common Stock	Equity
MDVXW	Medovex Corp. - Class A Warrant	Equity
MDWD	MediWound Ltd. - Ordinary Shares	Equity
MDXG	MiMedx Group, Inc - Common Stock	Equity
MDY	SPDR MidCap Trust Series I	ETF
MDYG	SPDR S&P 400 Mid Cap Growth ETF (based on S&P MidCap 400 Growth Index--symbol: MUV)	ETF
MDYV	SPDR S&P 400 Mid Cap Value ETF (based on S&P MidCap 400 Value Index--symbol: MGD	ETF
MEAR	iShares Short Maturity Municipal Bond ETF	ETF
MED	MEDIFAST INC Common Stock	Equity
MEET	MeetMe, Inc. - Common Stock	Equity
MEG	Media General, Inc. Common Stock	Equity
MEI	Methode Electronics, Inc. Common Stock	Equity
MEIP	MEI Pharma, Inc. - Common Stock	Equity
MELI	MercadoLibre, Inc. - Common Stock	Equity
MELR	Melrose Bancorp, Inc. - Common Stock	Equity
MEMP	Memorial Production Partners LP - Common Units	Equity
MEN	Blackrock MuniEnhanced Fund, Inc Common Stock	Equity
MENT	Mentor Graphics Corporation - Common Stock	Equity
MEOH	Methanex Corporation - Common Stock	Equity
MEP	Midcoast Energy Partners, L.P. Common units representing limited partner interests	Equity
MERC	Mercer International Inc. - Common Stock	Equity
MERpK	Merrill Lynch & Co., Inc. 6.45% Trust Preferred Securities	Equity
MERpM	Merrill Lynch & Co., Inc. 6.45% Trust Preferred Securities	Equity
MERpP	Merrill Lynch & Co., Inc. Merrill Lynch Capital Trust III 7.375% Trust Preferred Securities	Equity
MES	VanEck Vectors Gulf States Index ETF	ETF
MESG	Xura, Inc. - Common Stock	Equity
MESO	Mesoblast Limited - American Depositary Shares	Equity
MET	MetLife, Inc. Common Stock	Equity
METpA	MetLife, Inc. Preferred Series A Floating Rate	Equity
MFA	MFA Financial, Inc.	Equity
MFApB	MFA Financial, Inc. Preferred Series B	Equity
MFC	Manulife Financial Corporation Common Stock	Equity

MFCB	MFC Bancorp Ltd.	Equity
MFD	Macquarie/First Trust Global Common Stock	Equity
MFG	Mizuho Financial Group, Inc. Sponosred ADR (Japan)	Equity
MFIN	Medallion Financial Corp. - Common Stock	Equity
MFINL	Medallion Financial Corp. - 9.000% Notes due 2021	Equity
MFL	Blackrock MuniHoldings Investment Quality Fund Common Shares of Beneficial Interest	Equity
MFLA	iPath Long Enhanced MSCI EAFE Index ETN	Equity
MFLX	Multi-Fineline Electronix, Inc. - Common Stock	Equity
MFM	MFS Municipal Income Trust Common Stock	Equity
MFNC	Mackinac Financial Corporation - Common Stock	Equity
MFO	MFA Financial, Inc. 8.00% Senior Notes due 2042	Equity
MFRI	MFRI, Inc. - Common Stock	Equity
MFRM	Mattress Firm Holding Corp. - Common Stock	Equity
MFS	Manitowoc Food Service, Inc. Common Stock	Equity
MFSF	MutualFirst Financial Inc. - Common Stock	Equity
MFT	Blackrock MuniYield Investment Quality Fund Common Shares of Beneficial Interest	Equity
MFV	MFS Special Value Trust Common Stock	Equity
MG	Mistras Group Inc Common Stock	Equity
MGA	Magna International, Inc. Common Stock	Equity
MGC	Vanguard Mega Cap ETF	ETF
MGCD	MGC Diagnostics Corporation - Common Stock	Equity
MGEE	MGE Energy Inc. - Common Stock	Equity
MGF	MFS Government Markets Income Trust Common Stock	Equity
MGH	Minco Gold Corporation Common Shares	Equity
MGI	Moneygram International, Inc. - Common Stock	Equity
MGIC	Magic Software Enterprises Ltd. - Ordinary Shares	Equity
MGK	Vanguard Mega Cap Growth ETF	ETF
MGLN	Magellan Health, Inc. - Common Stock	Equity
MGM	MGM Resorts International Common Stock	Equity
MGN	Mines Management, Inc. Common Stock	Equity
MGNX	MacroGenics, Inc. - Common Stock	Equity
MGP	MGM Growth Properties LLC Class A common shares representing limited liability company interests	Equity
MGPI	MGP Ingredients, Inc. - Common Stock	Equity
MGR	Affiliated Managers Group, Inc. 6.375% Senior Notes due 2042	Equity
MGRC	McGrath RentCorp - Common Stock	Equity
MGT	MGT Capital Investments Inc Common Stock	Equity
MGU	Macquarie Global Infrastructure Total Return Fund Inc. Common Stock	Equity
MGV	Vanguard Mega Cap Value ETF	ETF
MGYR	Magyar Bancorp, Inc. - Common Stock	Equity
MHD	Blackrock MuniHoldings Fund, Inc. Common Stock	Equity
MHE	BlackRock Massachusetts Tax-Exempt Trust	Equity
MHF	Western Asset Municipal High Income Fund, Inc. Common Stock	Equity
MHG	Marine Harvest ASA Sponsored ADR (Norway)	Equity
MHGC	Morgans Hotel Group Co. - Common Stock	Equity
MHH	Mastech Holdings, Inc Common Stock	Equity
MHI	Pioneer Municipal High Income Trust Common Shares of Beneficial Interest	Equity
MHK	Mohawk Industries, Inc. Common Stock	Equity
MHLA	Maiden Holdings, Ltd. 6.625% Notes due 2046	Equity
MHLD	Maiden Holdings, Ltd. - Common Stock	Equity
MHLDO	Maiden Holdings, Ltd. - 7.25% Mandatory Convertible Preference Shares, Series B	Equity

MHN	Blackrock MuniHoldings New York Quality Fund, Inc. Common Stock	Equity
MHNB	Maiden Holdings North America, Ltd. 8.00% Notes due 2042	Equity
MHNC	Maiden Holdings North America, Ltd. 7.75% Notes due 2043	Equity
MHO	M/I Homes, Inc. Common Stock	Equity
MHOpA	M/I Homes, Inc. M/I Homes, Inc. Depositary Shares (Each representing 1/1000 of a Share of 9.75% Series A Preferred Share)	Equity
MHpA	Maiden Holdings, Ltd. Pref Shs Ser A (Bermuda)	Equity
MHpC	Maiden Holdings North America, Ltd. 7.125% Non-Cumulative Preference Shares, Series C	Equity
MHY	Western Asset Managed High Income Fund, Inc. Common Stock	Equity
MIC	Macquarie Infrastructure Company Common Stock	Equity
MICT	Micronet Enertec Technologies, Inc. - Common Stock	Equity
MICTW	Micronet Enertec Technologies, Inc. - Warrant	Equity
MIDD	The Middleby Corporation - Common Stock	Equity
MIDU	Direxion Mid Cap Bull 3X Shares	ETF
MIDZ	Direxion Mid Cap Bear 3X Shares	ETF
MIE	Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. Common Stock	Equity
MIFI	Novatel Wireless, Inc. - Common Stock	Equity
MIK	The Michaels Companies, Inc. - Common Stock	Equity
MILN	Global X Millennials Thematic ETF	ETF
MIME	Mimecast Limited - Ordinary Shares	Equity
MIN	MFS Intermediate Income Trust Common Stock	Equity
MINC	AdvisorShares Newfleet Multi-sector Income ETF	ETF
MIND	Mitcham Industries, Inc. - Common Stock	Equity
MINDP	Mitcham Industries, Inc. - Series A 9.00% Series A Cumulative Preferred Stock	Equity
MINI	Mobile Mini, Inc. - Common Stock	Equity
MINT	PIMCO Enhanced Short Maturity Active Exchange-Traded Fund	ETF
MIRN	Mirna Therapeutics, Inc. - Common Stock	Equity
MITK	Mitek Systems, Inc. - Common Stock	Equity
MITL	Mitel Networks Corporation - Common Shares	Equity
MITT	AG Mortgage Investment Trust, Inc. Common Stock	Equity
MITTpA	AG Mortgage Investment Trust, Inc. 8.25% Preferred Series A	Equity
MITTpB	AG Mortgage Investment Trust, Inc. Preferred Series B	Equity
MIW	Eaton Vance Michigan Municipal Bond Fund Common Shares of Beneficial Interest, $.01 par value	Equity
MIXT	MiX Telematics Limited American Depositary Shares, each representing 25 Ordinary Shares	Equity
MIY	Blackrock MuniYield Michigan Quality Fund, Inc. Common Stock	Equity
MJCO	Majesco Common Stock	Equity
MJN	Mead Johnson Nutrition Company Common Stock	Equity
MKC	McCormick & Company, Incorporated Common Stock	Equity
MKC/V	McCormick & Company, Incorporated Common Stock	Equity
MKL	Markel Corporation Common Stock	Equity
MKSI	MKS Instruments, Inc. - Common Stock	Equity
MKTO	Marketo, Inc. - Common Stock	Equity
MKTX	MarketAxess Holdings, Inc. - Common Stock	Equity
MLAB	Mesa Laboratories, Inc. - Common Stock	Equity
MLHR	Herman Miller, Inc. - Common Stock	Equity
MLI	Mueller Industries, Inc. Common Stock	Equity
MLM	Martin Marietta Materials, Inc. Common Stock	Equity
MLN	VanEck Vectors AMT-Free Long Municipal Index ETF	ETF
MLNK	ModusLink Global Solutions, Inc - Common Stock	Equity
MLNX	Mellanox Technologies, Ltd. - Ordinary Shares	Equity

MLP	Maui Land & Pineapple Company, Inc. Common Stock	Equity
MLPA	Global X MLP ETF	ETF
MLPB	ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040	Equity
MLPC	C-Tracks ETNs based on Performance of the Miller/Howard MLP Fundamental Index	Equity
MLPG	UBS AG Exchange Traded Access Securities (E-TRACS) Linked to the Alerian Natural Gas MLP Index due July 9, 2040	Equity
MLPI	UBS AG ETN	Equity
MLPJ	Global X Junior MLP ETF	ETF
MLPN	Credit Suisse X-Links Cushings MLP Infrastructure due April 20, 2020 Linked to the Cushing 30 MLP Index	Equity
MLPO	Credit Suisse Group Exchange Traded Notes due December 4, 2034, Linked to the S&P MLP Index	Equity
MLPQ	UBS AG ETRACS 2xMonthly Leveraged Alerian MLP Infrastructure Index ETN Series B due February 12, 2046	Equity
MLPS	UBS AG 1xMonthly Short Exchange Traded Access Securities (E-TRACS) Linked to the Alerian MLP Infrastructure Total Return Index due October 1, 2040	Equity
MLPW	UBS AG Exchange Traded Access Securities (E0TRACS) Linked to the Wells fargo MLP Index due October 29, 2040	Equity
MLPX	Global X MLP & Energy Infrastructure ETF	ETF
MLPY	Morgan Stanley Cushing MLP High Income Index ETN	Equity
MLPZ	UBS AG ETRACS ETRACS 2xMonthly Leveraged S&P MLP Index ETN Series B due February 12, 2046	Equity
MLR	Miller Industries, Inc. Common Stock	Equity
MLSS	Milestone Scientific, Inc. Common Stock	Equity
MLTI	Credit Suisse X-Links Multi-Asset High Income Exchange Traded Notes (ETNs) due September 28, 2035	ETF
MLVF	Malvern Bancorp, Inc. - Common Stock	Equity
MMAC	MMA Capital Management, LLC - Common Stock	Equity
MMC	Marsh & McLennan Companies, Inc. Common Stock	Equity
MMD	MainStay DefinedTerm Municipal Opportunities Fund Common Shares of Beneficial Interest	Equity
MMI	Marcus & Millichap, Inc. Common Stock	Equity
MMLP	Martin Midstream Partners L.P. - Common Units Representing Limited Partnership Interests	Equity
MMM	3M Company Common Stock	Equity
MMP	Magellan Midstream Partners L.P. Limited Partnership	Equity
MMS	Maximus, Inc. Common Stock	Equity
MMSI	Merit Medical Systems, Inc. - Common Stock	Equity
MMT	MFS Multimarket Income Trust Common Stock	Equity
MMTM	SPDR S&P 1500 Momentum Tilt ETF	ETF
MMU	Western Asset Managed Municipals Fund, Inc. Common Stock	Equity
MMV	Eaton Vance Massachusetts Municipal Income Trust Shares of Beneficial Interest	Equity
MMYT	MakeMyTrip Limited - Ordinary Shares	Equity
MN	Manning & Napier, Inc. Class A Common Stock	Equity
MNA	IQ Merger Arbitrage ETF	ETF
MNDO	MIND C.T.I. Ltd. - Ordinary Shares	Equity
MNE	Blackrock Muni New York Intermediate Duration Fund Inc Common Stock	Equity
MNGA	MagneGas Corporation - Common Stcok	Equity
MNI	McClatchy Company (The) Common Stock	Equity
MNK	Mallinckrodt plc Ordinary Shares	Equity
MNKD	MannKind Corporation - Common Stock	Equity
MNOV	MediciNova, Inc. - Common Stock	Equity
MNP	Western Asset Municipal Partners Fund, Inc. Common Stock	Equity

MNR	Monmouth Real Estate Investment Corporation Class A Common Stock	Equity
MNRK	Monarch Financial Holdings, Inc. - Common Stock	Equity
MNRO	Monro Muffler Brake, Inc. - Common Stock	Equity
MNRpA	Monmouth Real Estate Investment Corporation 7.625% Series A Cumulative Redeemable Preferred Stock	Equity
MNRpB	Monmouth Real Estate Investment Corporation Series B Cumulative Redeemable Preferred Stock $0.01 par value	Equity
MNST	Monster Beverage Corporation - Common Stock	Equity
MNTA	Momenta Pharmaceuticals, Inc. - Common Stock	Equity
MNTX	Manitex International, Inc. - common stock	Equity
MO	Altria Group, Inc.	Equity
MOAT	VanEck Vectors Morningstar Wide Moat ETF	ETF
MOBI	Sky-mobi Limited - American Depositary Shares	Equity
MOBL	MobileIron, Inc. - Common Stock	Equity
MOC	Command Security Corporation Common Stock	Equity
MOCO	MOCON, Inc. - Common Stock	Equity
MOD	Modine Manufacturing Company Common Stock	Equity
MODN	Model N, Inc. Common Stock	Equity
MOFG	MidWestOne Financial Group, Inc. - Common Stock	Equity
MOG/A	Moog Inc. Class A Common Stock	Equity
MOG/B	Moog Inc. Class B Common Stock	Equity
MOH	Molina Healthcare Inc Common Stock	Equity
MOM	QuantShares U.S. Market Neutral Momentum Fund ETF	ETF
MOMO	Momo Inc. - American Depositary Shares	Equity
MON	Monsanto Company Common Stock	Equity
MOO	VanEck Vectors Agribusiness ETF	ETF
MORE	Monogram Residential Trust, Inc. Common	Equity
MORL	ETRACS Monthly Pay 2XLeveraged Mortgage REIT ETN	Equity
MORN	Morningstar, Inc. - Common Stock	Equity
MORT	VanEck Vectors Mortgage REIT Income ETF	ETF
MOS	Mosaic Company (The) Common Stock	Equity
MOSY	MoSys, Inc. - Common Stock	Equity
MOTI	VanEck Vectors Morningstar International Moat ETF	ETF
MOV	Movado Group Inc. Common Stock	Equity
MPA	Blackrock MuniYield Pennsylvania Quality Fund Common Stock	Equity
MPAA	Motorcar Parts of America, Inc. - Common Stock	Equity
MPB	Mid Penn Bancorp - Common Stock	Equity
MPC	Marathon Petroleum Corporation Common Stock	Equity
MPCT	iShares Sustainable MSCI Global Impact ETF	ETF
MPEL	Melco Crown Entertainment Limited - American depositary shares each representing three ordinary shares	Equity
MPET	Magellan Petroleum Corporation - Common Stock	Equity
MPG	Metaldyne Performance Group Inc. Common Stock	Equity
MPLX	MPLX LP Common Units Representing Limited Partner Interests	Equity
MPpD	Mississippi Power Company 5.25 Srs Pfd	Equity
MPSX	Multi Packaging Solutions International Limited Common Shares	Equity
MPV	Babson Capital Participation Investors Common Stock	Equity
MPW	Medical Properties Trust, Inc. common stock	Equity
MPWR	Monolithic Power Systems, Inc. - Common Stock	Equity
MPX	Marine Products Corporation Common Stock	Equity
MQT	Blackrock MuniYield Quality Fund II, Inc. Common Stock	Equity

MQY	Blackrock MuniYield Quality Fund, Inc. Common Stock	Equity
MRC	MRC Global Inc. Common Stock	Equity
MRCC	Monroe Capital Corporation - Common Stock	Equity
MRCY	Mercury Systems Inc - Common Stock	Equity
MRD	Memorial Resource Development Corp. - Common Stock	Equity
MRGR	ProShares Merger ETF	ETF
MRIN	Marin Software Incorporated Common Stock	Equity
MRK	Merck & Company, Inc. Common Stock (new)	Equity
MRKT	Markit Ltd. - Common Shares	Equity
MRLN	Marlin Business Services Corp. - Common Stock	Equity
MRNS	Marinus Pharmaceuticals, Inc. - Common Stock	Equity
MRO	Marathon Oil Corporation Common Stock	Equity
MRRL	ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042	Equity
MRTN	Marten Transport, Ltd. - Common Stock	Equity
MRTX	Mirati Therapeutics, Inc. - Common Stock	Equity
MRUS	Merus N.V. - Common Shares	Equity
MRVC	MRV Communications, Inc. - Common Stock	Equity
MRVL	Marvell Technology Group Ltd. - Common Stock	Equity
MS	Morgan Stanley Common Stock	Equity
MSA	MSA Safety Incorporated Common Stock	Equity
MSB	Mesabi Trust Common Stock	Equity
MSBF	MSB Financial Corp. - Common Stock	Equity
MSBI	Midland States Bancorp, Inc. - Common Stock	Equity
MSCA	Main Street Capital Corporation 6.125% Senior Notes due 2023	Equity
MSCC	Microsemi Corporation - Common Stock	Equity
MSCI	MSCI Inc Common Stock	Equity
MSD	Morgan Stanley Emerging Markets Debt Fund, Inc. Common Stock	Equity
MSEX	Middlesex Water Company - Common Stock	Equity
MSF	Morgan Stanley Emerging Markets Fund, Inc. Common Stock	Equity
MSFG	MainSource Financial Group, Inc. - Common Stock	Equity
MSFT	Microsoft Corporation - Common Stock	Equity
MSG	The Madison Square Garden Company Class A Common Stock (New)	Equity
MSGN	MSG Networks Inc. Common Stock	Equity
MSI	Motorola Solutions, Inc. Common Stock	Equity
MSK	Morgan Stanley Cap TR VIII GDT Cap Securities	Equity
MSL	MidSouth Bancorp Common Stock	Equity
MSLI	Merus Labs International Inc. - Common Stock	Equity
MSM	MSC Industrial Direct Company, Inc. Common Stock	Equity
MSN	Emerson Radio Corporation Common Stock	Equity
MSON	MISONIX, Inc. - Common Stock	Equity
MSP	Madison Strategic Sector Premium Fund Madison Strategic Sector Premium Fund Common Shares of Beneficial Interest	Equity
MSpA	Morgan Stanley Dep Shs repstg 1/1000 Pfd Ser A	Equity
MSpE	Morgan Stanley DEPOSITARY SHARES REP 1/1000TH SHARES FIXED/FLTG PREFERRED STOCK SERIES E	Equity
MSpF	Morgan Stanley Dep Shs Rpstg 1/1000th Int Prd Ser F Fxd to Flag	Equity
MSpG	Morgan Stanley Depositary Shares Representing 1/1000th Preferred Series G	Equity
MSpI	Morgan Stanley Depository Shares Representing 1/1000th Preferred Series 1 Fixed to Floating Non (Cum)	Equity
MSTR	MicroStrategy Incorporated - Class A Common Stock	Equity
MSTX	Mast Therapeutics, Inc. Common Stock	Equity

MT	Arcelor Mittal NY Registry Shares NEW	Equity
MTB	M&T Bank Corporation Common Stock	Equity
MTB/WS	M&T Bank Corporation Warrant (Expiring December 23, 2018)	Equity
MTBC	Medical Transcription Billing, Corp. - Common Stock	Equity
MTBCP	Medical Transcription Billing, Corp. - 11% Series A Cumulative Redeemable Perpetual Preferred Stock	Equity
MTBp	M&T Bank Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A	Equity
MTBpC	M&T Bank Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series C	Equity
MTCH	Match Group, Inc. - Common Stock	Equity
MTD	Mettler-Toledo International, Inc. Common Stock	Equity
MTDR	Matador Resources Company Common Stock	Equity
MTEX	Mannatech, Incorporated - Common Stock	Equity
MTG	MGIC Investment Corporation Common Stock	Equity
MTGE	American Capital Mortgage Investment Corp. - Common Stock	Equity
MTGEP	American Capital Mortgage Investment Corp. - 8.125% Series A Cumulative Redeemable Preferred Stock	Equity
MTH	Meritage Homes Corporation Common Stock	Equity
MTK	SPDR MS Technology	ETF
MTL	Mechel OAO American Depositary Shares (Each rep. 1 common shares)	Equity
MTLp	Mechel Steel Group OAO American Depositary Shares (each representing one-half of a Preferred Share)	Equity
MTLS	Materialise NV - American Depositary Shares	Equity
MTN	Vail Resorts, Inc. Common Stock	Equity
MTOR	Meritor, Inc. Common Stock	Equity
MTP	Midatech Pharma PLC - American Depositary Shares	Equity
MTR	Mesa Royalty Trust Common Stock	Equity
MTRN	Materion Corporation	Equity
MTRX	Matrix Service Company - Common Stock	Equity
MTSC	MTS Systems Corporation - Common Stock	Equity
MTSI	MACOM Technology Solutions Holdings, Inc. - Common Stock	Equity
MTSL	MER Telemanagement Solutions Ltd. - Ordinary Shares	Equity
MTT	Western Asset Municipal Defined Opportunity Trust Inc Common Stock	Equity
MTU	Mitsubishi UFJ Financial Group, Inc. Common Stock	Equity
MTUM	iShares Edge MSCI USA Momentum Factor ETF	ETF
MTW	Manitowoc Company, Inc. (The) Common Stock	Equity
MTX	Minerals Technologies Inc. Common Stock	Equity
MTZ	MasTec, Inc. Common Stock	Equity
MU	Micron Technology, Inc. - Common Stock	Equity
MUA	Blackrock MuniAssets Fund, Inc Common Stock	Equity
MUB	iShares National Muni Bond ETF	ETF
MUC	Blackrock MuniHoldings California Quality Fund, Inc. Common Stock	Equity
MUE	Blackrock MuniHoldings Quality Fund II, Inc. Common Stock	Equity
MUH	Blackrock MuniHoldings Fund II, Inc. Common Stock	Equity
MUI	Blackrock Muni Intermediate Duration Fund Inc Common Stock	Equity
MUJ	Blackrock MuniHoldings New Jersey Quality Fund, Inc. Common Stock	Equity
MUNI	PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund	ETF
MUR	Murphy Oil Corporation Common Stock	Equity
MUS	Blackrock MuniHoldings Quality Fund, Inc Common Stock	Equity
MUSA	Murphy USA Inc. Common Stock	Equity
MUX	McEwen Mining Inc. Common Stock	Equity
MVC	MVC Capital, Inc. Common Stock	Equity

MVCB	MVC Capital 7.25% Senior Notes due 2023	Equity
MVF	Blackrock MuniVest Fund, Inc. Common Stock	Equity
MVG	Mag Silver Corporation Oridinary Shares	Equity
MVIS	Microvision, Inc. - Common Stock	Equity
MVO	MV Oil Trust Units of Beneficial Interests	Equity
MVT	Blackrock MuniVest Fund II, Inc. Common Stock	Equity
MVV	ProShares Ultra MidCap400	ETF
MWA	MUELLER WATER PRODUCTS Common Stock	Equity
MWG	Morgan Stanley Cap Tr IV Gtd Cap Secs	Equity
MWO	Morgan Stanley Cap Tr V Gtd Cap Secs	Equity
MWR	Morgan Stanley Cap Tr III Capital Trust Securities	Equity
MWW	Monster Worldwide, Inc. Common Stock	Equity
MX	MagnaChip Semiconductor Corporation Depositary Shares, each representing one share of common stock	Equity
MXC	Mexco Energy Corporation Common Stock	Equity
MXE	Mexico Equity and Income Fund, Inc. (The) Common Stock	Equity
MXF	Mexico Fund, Inc. (The) Common Stock	Equity
MXI	iShares Global Materials ETF	ETF
MXIM	Maxim Integrated Products, Inc. - Common Stock	Equity
MXL	MaxLinear, Inc Class A Common Stock	Equity
MXPT	MaxPoint Interactive, Inc. - Common Stock	Equity
MXWL	Maxwell Technologies, Inc. - Common Stock	Equity
MY	China Ming Yang Wind Power Group Limited American Depositary Shares, each representing one ordinary share $0.001 par value	Equity
MYC	Blackrock MuniYield California Fund, Inc. Common Stock	Equity
MYCC	ClubCorp Holdings, Inc. Common Stock	Equity
MYD	Blackrock MuniYield Fund, Inc. Common Stock	Equity
MYE	Myers Industries, Inc. Common Stock	Equity
MYF	Blackrock MuniYield Investment Fund Common Stock	Equity
MYGN	Myriad Genetics, Inc. - Common Stock	Equity
MYI	Blackrock MuniYield Quality Fund III, Inc Common Stock	Equity
MYJ	Blackrock MuniYield New Jersey Fund, Inc Common Stock	Equity
MYL	Mylan N.V. - Common Stock	Equity
MYN	Blackrock MuniYield New York Quality Fund, Inc.Common Stock	Equity
MYOK	MyoKardia, Inc. - Common Stock	Equity
MYOS	MYOS RENS Technology Inc. - Common Stock	Equity
MYRG	MYR Group, Inc. - Common Stock	Equity
MYY	ProShares Short MidCap400	ETF
MZA	Blackrock MuniYield Arizona Fund, Inc. Common Stock	Equity
MZF	Managed Duration Investment Grade Municipal Fund	Equity
MZOR	Mazor Robotics Ltd. - American Depositary Shares	Equity
MZZ	ProShares UltraShort MidCap400	ETF
N	Netsuite Inc Common Stock	Equity
NAC	Nuveen California Dividend Advantage Municipal Fund Common Stock	Equity
NAD	Nuveen Dividend Advantage Municipal Fund Common Stock	Equity
NADL	North Atlantic Drilling Ltd. Common Shares	Equity
NAII	Natural Alternatives International, Inc. - Common Stock	Equity
NAIL	Direxion Daily Homebuilders & Supplies Bull 3X Shares	ETF
NAK	Northern Dynasty Minerals, Ltd. Common Stock	Equity
NAKD	Naked Brand Group Inc. - Common Stock	Equity
NAME	Rightside Group, Ltd. - Common Stock	Equity

NAN	Nuveen New York Dividend Advantage Municipal Fund Common Stock	Equity
NANO	Nanometrics Incorporated - Common Stock	Equity
NANR	SPDR S&P North American Natural Resources ETF	ETF
NAO	Nordic Amern Offshore Ltd Ordinary Shares Reg S (Marshall Islands)	Equity
NAP	Navios Maritime Midstream Partners LP Common Units representing limited partner interests	Equity
NASH	Nashville Area ETF	ETF
NAT	Nordic American Tankers Limited Common Stock	Equity
NATH	Nathan's Famous, Inc. - Common Stock	Equity
NATI	National Instruments Corporation - Common Stock	Equity
NATL	National Interstate Corporation - Common Stock	Equity
NATR	Nature's Sunshine Products, Inc. - Common Stock	Equity
NAUH	National American University Holdings, Inc. - Common Stock	Equity
NAV	Navistar International Corporation Common Stock	Equity
NAVB	Navidea Biopharmaceuticals, Inc. Common Stock	Equity
NAVG	The Navigators Group, Inc. - Common Stock	Equity
NAVI	Navient Corporation - Common Stock	Equity
NAVpD	Navistar International Corporation Preferred Stock	Equity
NAZ	Nuveen Arizona Premium Income Municipal Fund Common Stock	Equity
NBB	Nuveen Build America Bond Fund Common Shares of Beneficial Interest	Equity
NBD	Nuveen Build America Bond Opportunity Fund Common Shares of Beneficial Interest	Equity
NBH	Neuberger Berman Intermediate Municipal Fund Inc. Common Stock	Equity
NBHC	National Bank Holdings Corporation Common Stock	Equity
NBIX	Neurocrine Biosciences, Inc. - Common Stock	Equity
NBL	Noble Energy Inc. Common Stock	Equity
NBN	Northeast Bancorp - Common Stock	Equity
NBO	Neuberger Berman New York Intermediate Municipal Fund Inc. Common Stock	Equity
NBR	Nabors Industries Ltd.	Equity
NBRV	Nabriva Therapeutics AG - American Depositary Shares	Equity
NBTB	NBT Bancorp Inc. - Common Stock	Equity
NBW	Neuberger Berman California Intermediate Municipal Fund Inc. Common Stock	Equity
NBY	NovaBay Pharmaceuticals, Inc. Common Stock	Equity
NC	NACCO Industries, Inc. Common Stock	Equity
NCA	Nuveen California Municipal Value Fund, Inc. Common Stock	Equity
NCB	Nuveen California Municipal Value Fund 2 Common Shares of Beneficial Interest	Equity
NCBS	Nicolet Bankshares Inc. - Common Stock	Equity
NCI	Navigant Consulting, Inc. Common Stock	Equity
NCIT	NCI, Inc. - Class A Common Stock	Equity
NCLH	Norwegian Cruise Line Holdings Ltd. - Ordinary Shares	Equity
NCMI	National CineMedia, Inc. - Common Stock	Equity
NCOM	National Commerce Corporation - Common Stock	Equity
NCQ	NovaCopper Inc. Common Stock	Equity
NCR	NCR Corporation Common Stock	Equity
NCS	NCI Building Systems, Inc. New Common Stock	Equity
NCT	Newcastle Investment Corporation	Equity
NCTpB	Newcastle Investment Corporation Preferred Series B	Equity
NCTpC	Newcastle Investment Corporation Preferred Series C	Equity
NCTpD	Newcastle Invt Corp New PFD Ser D%	Equity
NCTY	The9 Limited - American Depository Shares representing one ordinary share	Equity
NCV	AllianzGI Convertible & Income Fund	Equity
NCZ	AllianzGI Convertible & Income Fund II Common Shares of Beneficial Interest	Equity

NDAQ	Nasdaq, Inc. - Common Stock	Equity
NDLS	Noodles & Company - Common Stock	Equity
NDP	Tortoise Energy Independence Fund, Inc. Common Stock	Equity
NDRM	NeuroDerm Ltd. - Ordinary Shares	Equity
NDRO	Enduro Royalty Trust Trust Units representing beneficial interest in the trust	Equity
NDSN	Nordson Corporation - Common Stock	Equity
NE	Noble Corporation Ordinary Shares (UK)	Equity
NEA	Nuveen AMT-Free Municipal Income Fund Common Shares of Beneficial Interest Par Value $.01	Equity
NEAR	iShares Short Maturity Bond ETF	ETF
NEE	NextEra Energy, Inc. Common Stock	Equity
NEEpC	FPL Group, Inc. 5 7/8% Preferred Trust Securities	Equity
NEEpG	NextEra Energy, Inc. Series G Junior Subordinated Debenture due March 1, 2072	Equity
NEEpH	NextEra Energy, Inc. Series H Junior Subordinated Debentures due June 15, 2072	Equity
NEEpI	NextEra Energy, Inc. Series I Junior Subordinated Debentures due November 15, 2072	Equity
NEEpJ	NextEra Energy, Inc. Series J Junior Subordinated Debentures due January 15, 2073	Equity
NEEpK	NextEra Energy, Inc. Series K Junior Subordinated Debentures due June 1, 2076	Equity
NEEpP	NextEra Energy, Inc. EQUITY UNIT	Equity
NEEpQ	NextEra Energy, Inc. Corporate Units	Equity
NEFF	Neff Corporation Common Stock	Equity
NEM	Newmont Mining Corporation	Equity
NEN	New England Realty Associates Limited Partnership Class A Depositary Receipts Evidencing Units of Limited Partnership	Equity
NEO	NeoGenomics, Inc. - Common Stock	Equity
NEOG	Neogen Corporation - Common Stock	Equity
NEON	Neonode Inc. - Common Stock	Equity
NEOS	Neos Therapeutics, Inc. - Common Stock	Equity
NEOT	Neothetics, Inc. - Common Stock	Equity
NEP	NextEra Energy Partners, LP Common Units representing limited partner interests	Equity
NEPT	Neptune Technologies & Bioresources Inc - Ordinary Shares	Equity
NERV	Minerva Neurosciences, Inc - Common Stock	Equity
NETE	Net Element, Inc. - Common Stock	Equity
NEU	NewMarket Corp Common Stock	Equity
NEV	Nuveen Enhanced Municipal Value Fund Common Shares of Beneficial Interest	Equity
NEWM	New Media Investment Group Inc. Common Stock	Equity
NEWR	New Relic, Inc. Common Stock	Equity
NEWS	NewStar Financial, Inc. - Common Stock	Equity
NEWT	Newtek Business Services Corp. - Common Stock	Equity
NEWTL	Newtek Business Services Corp. - 7.00% Notes Due 2021	Equity
NEWTZ	Newtek Business Services Corp. - Notes due 2022	Equity
NFBK	Northfield Bancorp, Inc. - Common Stock	Equity
NFEC	NF Energy Saving Corporation - Common Stock	Equity
NFG	National Fuel Gas Company Common Stock	Equity
NFJ	AllianzGI NFJ Dividend, Interest & Premium Strategy Fund	Equity
NFLT	Virtus Newfleet Multi-Sector Unconstrained Bond ETF	ETF
NFLX	Netflix, Inc. - Common Stock	Equity
NFO	Guggenheim Insider ETF	ETF
NFRA	FlexShares STOXX Global Broad Infrastructure Index Fund	ETF
NFX	Newfield Exploration Company Common Stock	Equity
NG	Novagold Resources Inc.	Equity
NGD	New Gold Inc.	Equity

NGE	Global X MSCI Nigeria ETF	ETF
NGG	National Grid Transco, PLC National Grid PLC (NEW) American Depositary Shares	Equity
NGHC	National General Holdings Corp - Common Stock	Equity
NGHCO	National General Holdings Corp - Depositary Shares	Equity
NGHCP	National General Holdings Corp - 7.50% Non-Cumulative Preferred Stock, Series A	Equity
NGHCZ	National General Holdings Corp - 7.625% Subordinated Notes due 2055	Equity
NGL	NGL ENERGY PARTNERS LP Common Units representing Limited Partner Interests	Equity
NGLSpA	Targa Resources Partners LP 9.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing preferred equity interests	Equity
NGS	Natural Gas Services Group, Inc. Common Stock	Equity
NGVC	Natural Grocers by Vitamin Cottage, Inc. Common Stock	Equity
NGVT	Ingevity Corporation Common Stock	Equity
NH	NantHealth, Inc. - Common Stock	Equity
NHA	Nuveen Municipal 2021 Target Term Fund Fund	Equity
NHC	National HealthCare Corporation Common Stock	Equity
NHF	NexPoint Credit Strategies Fund	Equity
NHI	National Health Investors, Inc. Common Stock	Equity
NHLD	National Holdings Corporation - Common Stock	Equity
NHS	Neuberger Berman High Yield Strategies Fund	Equity
NHTC	Natural Health Trends Corp. - Commn Stock	Equity
NI	NiSource Inc Common Stock	Equity
NIB	iPath Bloomberg Cocoa Subindex Total Return SM IndexETN	Equity
NICE	NICE Ltd - American Depositary Shares each representing one Ordinary Share	Equity
NICK	Nicholas Financial, Inc. - Common Stock	Equity
NID	Nuveen Intermediate Duration Municipal Term Fund Common Shares of Beneficial Interest	Equity
NIE	AllianzGI Equity & Convertible Income Fund	Equity
NIHD	NII Holdings, Inc. - Common Stock	Equity
NILE	Blue Nile, Inc. - Common Stock	Equity
NIM	Nuveen Select Maturities Municipal Fund Common Stock	Equity
NINI	iPath Pure Beta Nickel ETN	Equity
NIQ	Nuveenn Intermediate Duration Quality Municipal Term Fund Common Shares of Beneficial Interest	Equity
NJR	NewJersey Resources Corporation Common Stock	Equity
NJV	Nuveen New Jersey Municipal Value Fund Common Shares of Beneficial Interest	Equity
NK	NantKwest, Inc. - Common Stock	Equity
NKA	Niska Gas Storage Partners LLC Common Units Representing Limited Liability Company Interests	Equity
NKE	Nike, Inc. Common Stock	Equity
NKG	Nuveen Georgia Dividend Advantage Municipal Fund 2 Nuveen Georgia Dividend Advantage Municipal Fund 2 (the	Equity
NKSH	National Bankshares, Inc. - Common Stock	Equity
NKTR	Nektar Therapeutics - Common Stock	Equity
NKX	Nuveen California AMT-Free Municipal Income Fund	Equity
NL	NL Industries, Inc. Common Stock	Equity
NLNK	NewLink Genetics Corporation - Common Stock	Equity
NLR	VanEck Vectors Uranium & Nuclear Energy ETF	ETF
NLS	Nautilus, Inc. Common Stock	Equity
NLSN	Nielsen N.V. Ordinary Shares	Equity
NLST	Netlist, Inc. - Common Stock	Equity
NLY	Annaly Capital Management Inc Common Stock	Equity
NLYpA	Annaly Capital Management Inc Preferred Stock Series A	Equity

NLYpC	Annaly Capital Management Inc 7.625% Series C Cumulative Redeemable Preferred Stock	Equity
NLYpD	Annaly Capital Management Inc Preferred Series D	Equity
NM	Navios Maritime Holdings Inc. Common Stock	Equity
NMBL	Nimble Storage, Inc. Common Stock	Equity
NMFC	New Mountain Finance Corporation Common Stock	Equity
NMI	Nuveen Municipal Income Fund, Inc. Common Stock	Equity
NMIH	NMI Holdings Inc - Common Stock	Equity
NMKpB	Niagara Mohawk Holdings, Inc. Preferred Stock	Equity
NMKpC	Niagara Mohawk Holdings, Inc. Preferred Stock	Equity
NML	Neuberger Berman MLP Income Fund Inc. Common Stock	Equity
NMM	Navios Maritime Partners LP Common Units Representing Limited Partner Interests	Equity
NMO	Nuveen Municipal Market Opportunity Fund, Inc. Common Stock	Equity
NMpG	Navios Maritime Holdings Inc. Sponsored ADR Representing 1/100th Perpetual Preferred Series G (Marshall Islands)	Equity
NMpH	Navios Maritime Holdings Inc. Sponsored ADR Representing 1/100th Perp. Preferred Series H%	Equity
NMR	Nomura Holdings Inc ADR American Depositary Shares	Equity
NMRX	Numerex Corp. - Class A Common Stock	Equity
NMS	Nuveen Minnesota Municipal Income Fund Common Shares of Beneficial Interest	Equity
NMT	Nuveen Massachusetts Premium Income Municipal Fund Common Stock	Equity
NMY	Nuveen Maryland Premium Income Municipal Fund Common Stock	Equity
NMZ	Nuveen Municipal High Income Opportunity Fund Common Stock, $0.01 par value, per share	Equity
NNA	Navios Maritime Acquisition Corporation Common stock	Equity
NNBR	NN, Inc. - Common Stock	Equity
NNC	Nuveen North Carolina Premium Income Municipal Fund Common Stock	Equity
NNDM	Nano Dimension Ltd. - American Depositary Shares	Equity
NNI	Nelnet, Inc. Common Stock	Equity
NNN	National Retail Properties Common Stock	Equity
NNNpD	National Retail Properties Depositary Shares Representing 1/100th Preferred Series D	Equity
NNNpE	National Retail Properties Depositary Shares, each representing a 1/100th interest in a share of 5.70% Series E Pfd.	Equity
NNVC	NanoViricides, Inc. NEW Common Stock	Equity
NNY	Nuveen New York Municipal Value Fund, Inc. Common Stock	Equity
NOA	North American Energy Partners, Inc. Common Shares (no par)	Equity
NOAH	Noah Holdings Limited	Equity
NOBL	ProShares S&P 500 Dividend Aristocrats ETF	ETF
NOC	Northrop Grumman Corporation Common Stock	Equity
NOG	Northern Oil and Gas, Inc. Common Stock	Equity
NOK	Nokia Corporation Sponsored American Depositary Shares	Equity
NOM	Nuveen Missouri Premium Income Municipal Fund Common Shares of Beneficial Interest	Equity
NOMD	Nomad Foods Limited Ordinary Shares	Equity
NORD	Nord Anglia Education, Inc. Ordinary Shares	Equity
NORW	Global X MSCI Norway ETF	ETF
NOV	National Oilwell Varco, Inc. Common Stock	Equity
NOVT	Novanta Inc. - Common Shares	Equity
NOW	ServiceNow, Inc. Common Stock	Equity
NP	Neenah Paper, Inc. Common Stock	Equity
NPD	China Nepstar Chain Drugstore Ltd American Depositary Shares	Equity
NPF	Nuveen Premier Municipal Income Fund, Inc. Common Stock	Equity
NPI	Nuveen Premium Income Municipal Fund, Inc. Common Stock	Equity
NPK	National Presto Industries, Inc. Common Stock	Equity

NPM	Nuveen Premium Income Municipal Fund II, Inc. Common Stock	Equity
NPN	Nuveen Pennsylvania Municipal Value Fund Common Shares of Beneficial Interest	Equity
NPO	EnPro Industries Inc	Equity
NPP	Nuveen Performance Plus Municipal Fund, Inc. Common Stock	Equity
NPTN	NeoPhotonics Corporation Common Stock	Equity
NPV	Nuveen Virginia Premium Income Municipal Fund Common Stock	Equity
NQ	NQ Mobile Inc. American Depositary Shares, each representing five Class A common shares	Equity
NQM	Nuveen Investment Quality Municipal Fund, Inc. Common Stock	Equity
NQP	Nuveen Pennsylvania Investment Quality Municipal Fund, Inc. Common Stock	Equity
NQS	Nuveen Select Quality Municipal Fund, Inc. Common Stock	Equity
NR	Newpark Resources, Inc. Common Stock	Equity
NRCIA	National Research Corporation - Class A Common Stock	Equity
NRCIB	National Research Corporation - Common Stock	Equity
NRE	NorthStar Realty Europe Corp. Common Stock	Equity
NRF	NorthStar Realty Finance Corp. Common Stock (New)	Equity
NRFpA	Northstar Realty Finance Corp. 8.75% Series A Cumulative Redeemable Preferred Stock	Equity
NRFpB	Northstar Realty Finance Corp. Preferred Series B	Equity
NRFpC	Northstar Realty Finance Corp. Preferred Series C	Equity
NRFpD	Northstar Realty Finance Corp. 8.50% Series D Cumulative Redeemable Preferred Stock	Equity
NRFpE	Northstar Realty Finance Corp. Preferred Stock Series E	Equity
NRG	NRG Energy, Inc. Common Stock	Equity
NRIM	Northrim BanCorp Inc - Common Stock	Equity
NRK	Nuveen New York AMT-Free Municipal Income Fund Common Shares of Beneficial Interest Par Value $.01	Equity
NRO	Neuberger Berman Real Estate Securities Income Fund, Inc. Neuberger Berman Real Estate Securities Income Fund, Inc.	Equity
NRP	Natural Resource Partners LP Limited Partnership	Equity
NRT	North European Oil Royality Trust Common Stock	Equity
NRZ	New Residential Investment Corp. Common Stock	Equity
NS	Nustar Energy L.P. Common Units	Equity
NSA	National Storage Affiliates Trust Common Shares of Beneficial Interest	Equity
NSAM	NorthStar Asset Management Group, Inc. Common Stock	Equity
NSAT	Norsat International Inc. (NEW) Common Stock	Equity
NSC	Norfolk Southern Corporation Common Stock	Equity
NSEC	National Security Group, Inc. - Common Stock	Equity
NSH	Nustar GP Holdings, LLC Units	Equity
NSIT	Insight Enterprises, Inc. - Common Stock	Equity
NSL	Nuveen Senior Income Fund Common Stock	Equity
NSM	Nationstar Mortgage Holdings Inc. Common Stock	Equity
NSP	Insperity, Inc. Common Stock	Equity
NSPH	Nanosphere, Inc. - Common Stock	Equity
NSPR	InspireMD, Inc. Common Stock	Equity
NSR	Neustar, Inc. Neustar, Inc. Class A Common Stock	Equity
NSS	NuStar Logistics, L.P. 7.625% Fixed-to-Floating Rate Subordinated Notes due 2043	Equity
NSSC	NAPCO Security Technologies, Inc. - Common Stock	Equity
NSTG	NanoString Technologies, Inc. - Common Stock	Equity
NSU	Nevsun Resources Ltd Ordinary Shares	Equity
NSYS	Nortech Systems Incorporated - Common Stock	Equity
NTAP	NetApp, Inc. - Common Stock	Equity
NTC	Nuveen Connecticut Premium Income Municipal Fund Common Stock	Equity
NTCT	NetScout Systems, Inc. - Common Stock	Equity

NTEC	Intec Pharma Ltd. - Ordinary Shares	Equity
NTES	NetEase, Inc. - American Depositary Shares, each representing 25 ordinary shares	Equity
NTG	Tortoise MLP Fund, Inc. Common Stock	Equity
NTGR	NETGEAR, Inc. - Common Stock	Equity
NTI	Northern Tier Energy LP Common Units representing Limited Partner Interests	Equity
NTIC	Northern Technologies International Corporation - Common Stock	Equity
NTIP	Network-1 Technologies, Inc. Common Stock	Equity
NTK	Nortek Inc. - Common Stock	Equity
NTL	Nortel Inversora SA, ADR Common Stock	Equity
NTLA	Intellia Therapeutics, Inc. - Common Stock	Equity
NTN	NTN Buzztime, Inc. Common Stock	Equity
NTP	Nam Tai Property Inc. Common Stock	Equity
NTRA	Natera, Inc. - Common Stock	Equity
NTRI	NutriSystem Inc - Common Stock	Equity
NTRS	Northern Trust Corporation - Common Stock	Equity
NTRSP	Northern Trust Corporation - Depository Shares	Equity
NTT	Nippon Telegraph and Telephone Corporation Common Stock	Equity
NTWK	NetSol Technologies Inc. - Common Stock	Equity
NTX	Nuveen Texas Quality Income Municipal Fund Common Stock	Equity
NTZ	Natuzzi, S.p.A.	Equity
NUAN	Nuance Communications, Inc. - Common Stock	Equity
NUE	Nucor Corporation Common Stock	Equity
NUGT	Direxion Daily Gold Miners Index Bull 3X Shares	ETF
NUM	Nuveen Michigan Quality Income Municipal Fund Common Stock	Equity
NUO	Nuveen Ohio Quality Income Municipal Fund Common Stock	Equity
NURO	NeuroMetrix, Inc. - Common Stock	Equity
NUROW	NeuroMetrix, Inc. - Warrants	Equity
NUS	Nu Skin Enterprises, Inc. Common Stock	Equity
NUTR	Nutraceutical International Corporation - Common Stock	Equity
NUV	Nuveen Municipal Value Fund, Inc. Common Stock	Equity
NUVA	NuVasive, Inc. - Common Stock	Equity
NUW	Nuveen AMT-Free Municipal Value Fund	Equity
NVAX	Novavax, Inc. - Common Stock	Equity
NVCN	Neovasc Inc. - Common Shares	Equity
NVCR	NovoCure Limited - Ordinary Shares	Equity
NVDA	NVIDIA Corporation - Common Stock	Equity
NVDQ	Novadaq Technologies Inc - Common Shares	Equity
NVEC	NVE Corporation - Common Stock	Equity
NVEE	NV5 Global, Inc. - Common Stock	Equity
NVET	Nexvet Biopharma plc - Ordinary Shares	Equity
NVFY	Nova Lifestyle, Inc - Common Stock	Equity
NVG	Nuveen Enhanced AMT-Free Municipal Credit Opportunities Fund Common Shares of Beneficial Interest	Equity
NVGN	Novogen Limited - American Depositary Shares each representing twenty five Ordinary Shares	Equity
NVGS	Navigator Holdings Ltd. Ordinary Shares (Marshall Islands)	Equity
NVIV	InVivo Therapeutics Holdings Corp. - Common Stock	Equity
NVLS	Nivalis Therapeutics, Inc. - Common Stock	Equity
NVMI	Nova Measuring Instruments Ltd. - Ordinary Shares	Equity
NVO	Novo Nordisk A/S Common Stock	Equity
NVR	NVR, Inc. Common Stock	Equity

NVRO	Nevro Corp. Common Stock	Equity
NVS	Novartis AG Common Stock	Equity
NVTA	Invitae Corporation Common Stock	Equity
NVTR	Nuvectra Corporation - Common Stock	Equity
NVX	Nuveen California Dividend Advantage Municipal Fund 2 Share of Beneficial Interest	Equity
NWBI	Northwest Bancshares, Inc. - Common Stock	Equity
NWBO	Northwest Biotherapeutics, Inc. - Common Stock	Equity
NWBOW	Northwest Biotherapeutics, Inc. - Warrant	Equity
NWE	NorthWestern Corporation Common Stock	Equity
NWFL	Norwood Financial Corp. - Common Stock	Equity
NWHM	New Home Company Inc. (The) Common Stock	Equity
NWL	Newell Brands Inc. Common Stock	Equity
NWLI	National Western Life Group, Inc. - Class A Common Stock	Equity
NWN	Northwest Natural Gas Company Common Stock	Equity
NWpC	Natl Westminster Pfd Preferred Stock	Equity
NWPX	Northwest Pipe Company - Common Stock	Equity
NWS	News Corporation - Class B Common Stock	Equity
NWSA	News Corporation - Class A Common Stock	Equity
NWY	New York & Company, Inc. New York & Company, Inc. Common Shares	Equity
NX	Quanex Building Products Corporation Common Stock	Equity
NXC	Nuveen California Select Tax-Free Income Portfolio Common Stock	Equity
NXEO	Nexeo Solutions, Inc. - Common Stock	Equity
NXEOU	Nexeo Solutions, Inc. - Unit	Equity
NXEOW	Nexeo Solutions, Inc. - Warrant	Equity
NXJ	Nuveen New Jersey Dividend Advantage Municipal Fund Share of Beneficial Interest	Equity
NXN	Nuveen New York Select Tax-Free Income Portfolio Common Stock	Equity
NXP	Nuveen Select Tax Free Income Portfolio Common Stock	Equity
NXPI	NXP Semiconductors N.V. - Common Stock	Equity
NXQ	Nuveen Select Tax Free Income Portfolio II Common Stock	Equity
NXR	Nuveen Select Tax Free Income Portfolio III Common Stock	Equity
NXRT	NexPoint Residential Trust, Inc. Common Stock	Equity
NXST	Nexstar Broadcasting Group, Inc. - Class A Common Stock	Equity
NXTD	NXT-ID Inc. - Common Stock	Equity
NXTDW	NXT-ID Inc. - Warrant	Equity
NXTM	NxStage Medical, Inc. - Common Stock	Equity
NYCB	New York Community Bancorp, Inc. Common Stock	Equity
NYCBpU	New York Community Bancorp, Inc. New York Community Capital Tr V (BONUSES)	Equity
NYF	iShares New York Muni Bond ETF	ETF
NYH	Eaton Vance New York Municipal Bond Fund II Common Shares of Beneficial Interest, $.01 par value	Equity
NYLD	NRG Yield, Inc. Class C Common Stock	Equity
NYLD/A	NRG Yield, Inc. Class A Common Stock	Equity
NYMT	New York Mortgage Trust, Inc. - Common Stock	Equity
NYMTO	New York Mortgage Trust, Inc. - 7.875% Series C Cumulative Redeemable Preferred Stock	Equity
NYMTP	New York Mortgage Trust, Inc. - 7.75% Series B Cumulative Redeemable Preferred Stock	Equity
NYMX	Nymox Pharmaceutical Corporation - Common Stock	Equity
NYNY	Empire Resorts, Inc. - Common Stock	Equity
NYRT	New York REIT, Inc. Common Stock	Equity
NYT	New York Times Company (The) Common Stock	Equity
NYV	Nuveen New York Municipal Value Fund 2 Common Shares of Beneficial Interest	Equity

NZF	Nuveen Enhanced Municipal Credit Opportunities Fund Common Shares of Beneficial Interest	Equity
NZH	Nuveen California Dividend Advantage Municipal Fund 3 Common Shares of Beneficial Interest	Equity
O	Realty Income Corporation Common Stock	Equity
OA	Orbital ATK, Inc. Common Stock	Equity
OAK	Oaktree Capital Group, LLC Class A Units Representing Limited Liability Company Interests	Equity
OAKS	Five Oaks Investment Corp. Common Stock	Equity
OAKSpA	Five Oaks Investment Corp. 8.75% Series A Cumulative Redeemable Preferred Stock	Equity
OAPH	O'Shares FTSE Asia Pacific Quality Dividend Hedged ETF	ETF
OAS	Oasis Petroleum Inc. Common Stock	Equity
OASI	O'Shares FTSE Asia Pacific Quality Dividend ETF	ETF
OASM	Oasmia Pharmaceutical AB - American Depositary Shares	Equity
OB	OneBeacon Insurance Group, Ltd. Class A Common Stock	Equity
OBAS	Optibase Ltd. - Ordinary Shares	Equity
OBCI	Ocean Bio-Chem, Inc. - Common Stock	Equity
OC	Owens Corning Inc Common Stock New	Equity
OCC	Optical Cable Corporation - Common Stock	Equity
OCFC	OceanFirst Financial Corp. - Common Stock	Equity
OCIP	OCI Partners LP Common Units representing Limited Partner Interests	Equity
OCLR	Oclaro, Inc. - Common Stock	Equity
OCLS	Oculus Innovative Sciences, Inc. - Common Stock	Equity
OCLSW	Oculus Innovative Sciences, Inc. - Warrants	Equity
OCN	Ocwen Financial Corporation NEW Common Stock	Equity
OCRX	Ocera Therapeutics, Inc. - Common Stock	Equity
OCUL	Ocular Therapeutix, Inc. - Common Stock	Equity
OCX	OncoCyte Corporation Common Stock	Equity
ODC	Oil-Dri Corporation Of America Common Stock	Equity
ODFL	Old Dominion Freight Line, Inc. - Common Stock	Equity
ODP	Office Depot, Inc. - Common Stock	Equity
OEC	Orion Engineered Carbons S.A Common Shares	Equity
OEF	iShares S&P 100 ETF	ETF
OESX	Orion Energy Systems, Inc. - Common Stock	Equity
OEUH	O'Shares FTSE Europe Quality Dividend Hedged ETF	ETF
OEUR	O'Shares FTSE Europe Quality Dividend ETF	ETF
OFC	Corporate Office Properties Trust Common Stock	Equity
OFCpL	Corporate Office Properties Trust Preferred Series L	Equity
OFED	Oconee Federal Financial Corp. - Common Stock	Equity
OFG	OFG Bancorp Common Stock	Equity
OFGpA	OFG Bancorp Preferred Stock	Equity
OFGpB	OFG Bancorp 7.0% Non Cumulative Monthly Income Preferred Stock Series B	Equity
OFGpD	OFG Bancorp 7.125% Non-Cumulative Perpetual Preferred Stock. Series D	Equity
OFIX	Orthofix International N.V. - Common Stock	Equity
OFLX	Omega Flex, Inc. - Common Stock	Equity
OFS	OFS Capital Corporation - Common Stock	Equity
OGCP	Empire State Realty OP, L.P. Series 60 Operating Partnership Units Representing Limited Partnership Interests	Equity
OGE	OGE Energy Corporation Common Stock	Equity
OGEN	Oragenics, Inc. Common Stock	Equity
OGS	ONE Gas, Inc. Common Stock	Equity
OGXI	OncoGenex Pharmaceuticals Inc. - Common Shares	Equity

OHAI	OHA Investment Corporation - Closed End Fund	Equity
OHGI	One Horizon Group, Inc. - Common Stock	Equity
OHI	Omega Healthcare Investors, Inc. Common Stock	Equity
OHRP	Ohr Pharmaceuticals, Inc. - Common Stock	Equity
OI	Owens-Illinois, Inc. Common Stock	Equity
OIA	Invesco Municipal Income Opportunities Trust Common Stock	Equity
OIBR/C	Oi S.A. American Depositary Shares, (Each representing 1 Common Share)	Equity
OIH	VanEck Vectors Oil Services ETF	ETF
OII	Oceaneering International, Inc. Common Stock	Equity
OIIL	Credit Suisse X-Links WTI Crude Oil Index ETNs due February 8, 2016	Equity
OIIM	O2Micro International Limited - Ordinary Shares each 50 shares of which are represented by an American Depositary Share	Equity
OIL	Barclays Bank Plc iPath Exchange Traded Notes Linked to Goldman Sachs Crude Oil Total Return	Equity
OILX	ETRACS S&P GSCI Crude Oil Total Return Index ETN due February 22, 2046	Equity
OIS	Oil States International, Inc. Common Stock	Equity
OKE	ONEOK, Inc. Common Stock	Equity
OKS	ONEOK Partners, L.P. Common Stock	Equity
OKSB	Southwest Bancorp, Inc. - Common Stock	Equity
OLBK	Old Line Bancshares, Inc. - Common Stock	Equity
OLD	The Long-Term Care ETF	ETF
OLED	Universal Display Corporation - Common Stock	Equity
OLEM	iPath Pure Beta Crude Oil ETN	Equity
OLLI	Ollie's Bargain Outlet Holdings, Inc. - Common Stock	Equity
OLN	Olin Corporation Common Stock	Equity
OLO	DB Crude Oil Long Exchange Traded Notes due June 1, 2038	Equity
OLP	One Liberty Properties, Inc. Common Stock	Equity
OMAB	Grupo Aeroportuario del Centro Norte S.A.B. de C.V. - American Depositary Shares each representing 8 Series B shares	Equity
OMAM	OM Asset Management plc Ordinary Shares	Equity
OMC	Omnicom Group Inc. Common Stock	Equity
OMCL	Omnicell, Inc. - Common Stock	Equity
OME	Omega Protein Corporation Common Stock	Equity
OMED	OncoMed Pharmaceuticals, Inc. - Common Stock	Equity
OMER	Omeros Corporation - Common Stock	Equity
OMEX	Odyssey Marine Exploration, Inc. - Common Stock	Equity
OMF	OneMain Holdings, Inc. Common Stock	Equity
OMI	Owens & Minor, Inc. Common Stock	Equity
OMN	OMNOVA Solutions Inc. Common Stock	Equity
ON	ON Semiconductor Corporation - Common Stock	Equity
ONB	Old National Bancorp - Common Stock	Equity
ONCE	Spark Therapeutics, Inc. - Common Stock	Equity
ONCS	OncoSec Medical Incorporated - Common Stock	Equity
ONDK	On Deck Capital, Inc. Common Stock	Equity
ONE	Higher One Holdings, Inc. Common Stock	Equity
ONEK	SPDR Russell 1000 ETF	ETF
ONEO	SPDR Russell 1000 Momentum Focus ETF	ETF
ONEQ	Fidelity Nasdaq Composite Index Tracking Stock	ETF
ONEV	SPDR Russell 1000 Low Volatility Focus ETF	ETF
ONEY	SPDR Russell 1000 Yield Focus ETF	ETF
ONG	iPath Pure Beta Energy ETN	Equity

ONP	Orient Paper, Inc. NEW Common Stock	Equity
ONS	Oncobiologics, Inc. - Common Stock	Equity
ONSIW	Oncobiologics, Inc. - Series A Warrant	Equity
ONSIZ	Oncobiologics, Inc. - Series B Warrant	Equity
ONTX	Onconova Therapeutics, Inc. - Common Stock	Equity
ONVI	Onvia, Inc. - Common Stock	Equity
ONVO	Organovo Holdings, Inc. Common Stock	Equity
OOMA	Ooma, Inc. Common Stock	Equity
OPB	Opus Bank - Common Stock	Equity
OPD	Guggenheim Large Cap Optimized Diversification ETF	ETF
OpF	Realty Income Corporation Monthly Income Cumulative Red Preferred Stock Class F	Equity
OPGN	OpGen, Inc. - Common Stock	Equity
OPGNW	OpGen, Inc. - Warrant	Equity
OPHC	OptimumBank Holdings, Inc. - Common Stock	Equity
OPHT	Ophthotech Corporation - Common Stock	Equity
OPK	OPKO Health Inc. Common Stock	Equity
OPOF	Old Point Financial Corporation - Common Stock	Equity
OPTT	Ocean Power Technologies, Inc. - Common Stock	Equity
OPXA	Opexa Therapeutics, Inc. - Common Stock	Equity
OPXAW	Opexa Therapeutics, Inc. - Warrant	Equity
OPY	Oppenheimer Holdings, Inc. Class A Common Stock (DE)	Equity
ORA	Ormat Technologies, Inc. Common Stock	Equity
ORAN	Orange	Equity
ORBC	ORBCOMM Inc. - Common Stock	Equity
ORBK	Orbotech Ltd. - Ordinary Shares	Equity
ORC	Orchid Island Capital, Inc. Common Stock	Equity
ORCL	Oracle Corporation Common Stock	Equity
OREX	Orexigen Therapeutics, Inc. - Common Stock	Equity
ORG	The Organics ETF	ETF
ORI	Old Republic International Corporation Common Stock	Equity
ORIG	Ocean Rig UDW Inc. - Common Stock	Equity
ORIT	Oritani Financial Corp. - Common Stock	Equity
ORLY	O'Reilly Automotive, Inc. - Common Stock	Equity
ORM	Owens Realty Mortgage, Inc. Common Stock	Equity
ORMP	Oramed Pharmaceuticals Inc. - Common Stock	Equity
ORN	Orion Group Holdings, Inc. Common	Equity
ORPN	Bio Blast Pharma Ltd. - Ordinary Shares	Equity
ORRF	Orrstown Financial Services Inc - Common Stock	Equity
OSB	Norbord Inc. Common Stock	Equity
OSBC	Old Second Bancorp, Inc. - Common Stock	Equity
OSBCP	Old Second Bancorp, Inc. - 7.80% Cumulative Trust Preferred Securities	Equity
OSG	Overseas Shipholding Group, Inc. Class A Common Stock	Equity
OSHC	Ocean Shore Holding Co. - Common Stock	Equity
OSIR	Osiris Therapeutics, Inc. - Common Stock	Equity
OSIS	OSI Systems, Inc. - Common Stock	Equity
OSK	Oshkosh Corporation (Holding Company)Common Stock	Equity
OSM	SLM Corporation - Medium Term Notes, Series A, CPI-Linked Notes due March 15, 2017	Equity
OSN	Ossen Innovation Co., Ltd. - American Depositary Shares	Equity
OSTK	Overstock.com, Inc. - Common Stock	Equity
OSUR	OraSure Technologies, Inc. - Common Stock	Equity
OTEL	Otelco Inc. - Common Stock	Equity

OTEX	Open Text Corporation - Common Shares	Equity
OTIC	Otonomy, Inc. - Common Stock	Equity
OTIV	On Track Innovations Ltd - Ordinary Shares	Equity
OTTR	Otter Tail Corporation - Common Stock	Equity
OUNZ	VanEck Merk Gold Trust	ETF
OUSA	O'Shares FTSE U.S. Quality Dividend ETF	ETF
OUT	OUTFRONT Media Inc. Common Stock	Equity
OUTR	Outerwall Inc. - Common Stock	Equity
OVAS	OvaScience Inc. - Common Stock	Equity
OVBC	Ohio Valley Banc Corp. - Common Stock	Equity
OVLC	Guggenheim U.S. Large Cap Optimized Volatility ETF	ETF
OVLY	Oak Valley Bancorp (CA) - Common Stock	Equity
OXBR	Oxbridge Re Holdings Limited - Ordinary Shares	Equity
OXBRW	Oxbridge Re Holdings Limited - Warrant	Equity
OXFD	Oxford Immunotec Global PLC - Ordinary Shares	Equity
OXLC	Oxford Lane Capital Corp. - Common Stock	Equity
OXLCN	Oxford Lane Capital Corp. - 8.125% Series 2024 Term Preferred Stock	Equity
OXLCO	Oxford Lane Capital Corp. - Term Preferred Shares, 7.50% Series 2023	Equity
OXM	Oxford Industries, Inc. Common Stock	Equity
OXY	Occidental Petroleum Corporation Common Stock	Equity
OZM	Och-Ziff Capital Management Group LLC Class A Shares representing Class A limited liability company interests	Equity
OZRK	Bank of the Ozarks - Common Stock	Equity
P	Pandora Media, Inc. Common Stock	Equity
PAA	Plains All American Pipeline, L.P. Common Stock	Equity
PAAC	Pacific Special Acquisition Corp. - Ordinary Shares	Equity
PAACR	Pacific Special Acquisition Corp. - Rights	Equity
PAACU	Pacific Special Acquisition Corp. - Units	Equity
PAACW	Pacific Special Acquisition Corp. - Warrants	Equity
PAAS	Pan American Silver Corp. - Common Stock	Equity
PAC	Grupo Aeroportuario Del Pacifico, S.A. B. de C.V. Grupo Aeroportuario Del Pacifico, S.A. de C.V. (each representing 10 Series B shares)	Equity
PACB	Pacific Biosciences of California, Inc. - Common Stock	Equity
PACD	Pacific Drilling S.A. Common Shares	Equity
PACE	Pace Holdings Corp. - Class A Ordinary Shares	Equity
PACEU	Pace Holdings Corp. - Unit	Equity
PACEW	Pace Holdings Corp. - Warrants	Equity
PACW	PacWest Bancorp - Common Stock	Equity
PAEU	Pacer Autopilot Hedged European Index ETF	ETF
PAF	PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio	ETF
PAG	Penske Automotive Group, Inc. Common Stock	Equity
PAGG	PowerShares Global Agriculture Portfolio	ETF
PAGP	Plains Group Holdings, L.P. Class A Shares representing limited partner interests	Equity
PAH	Platform Specialty Products Corporation Common Stock	Equity
PAHC	Phibro Animal Health Corporation - Class A Common Stock	Equity
PAI	Western Asset Income Fund Common Stock	Equity
PAK	Global X MSCI Pakistan ETF	ETF
PALL	ETFS Physical Palladium Shares	ETF
PAM	Pampa Energia S.A. Pampa Energia S.A.	Equity
PANL	Pangaea Logistics Solutions Ltd. - Common Stock	Equity
PANW	Palo Alto Networks, Inc. Common Stock	Equity

PAR	PAR Technology Corporation Common Stock	Equity
PARN	Parnell Pharmaceuticals Holdings Ltd - Ordinary Shares	Equity
PARR	Par Pacific Holdings, Inc. Common Stock	Equity
PATI	Patriot Transportation Holding, Inc. - Common Stock	Equity
PATK	Patrick Industries, Inc. - Common Stock	Equity
PAVMU	PAVmed Inc. - Unit	Equity
PAY	Verifone Systems, Inc. Common Stock	Equity
PAYC	Paycom Software, Inc. Common Stock	Equity
PAYX	Paychex, Inc. - Common Stock	Equity
PB	Prosperity Bancshares, Inc. Common Stock	Equity
PBA	Pembina Pipeline Corp. Ordinary Shares (Canada)	Equity
PBB	Prospect Capital Corporation 6.25% Notes due 2024	Equity
PBBI	PB Bancorp, Inc. - Common Stock	Equity
PBCT	People's United Financial, Inc. - Common Stock	Equity
PBD	PowerShares Global Clean Energy Portfolio	ETF
PBE	PowerShares Dynamic Biotech &Genome	ETF
PBF	PBF Energy Inc. Class A Common Stock	Equity
PBFX	PBF Logistics LP Common Units representing limited partner interests	Equity
PBH	Prestige Brand Holdings, Inc. Common Stock	Equity
PBHC	Pathfinder Bancorp, Inc. - Common Stock	Equity
PBI	Pitney Bowes Inc. Common Stock	Equity
PBIB	Porter Bancorp, Inc. - Common Stock	Equity
PBIP	Prudential Bancorp, Inc. - Common Stock	Equity
PBIpB	Pitney Bowes Inc 6.70% Notes Due 2043	Equity
PBJ	PowerShares Dynamic Food & Beverage	ETF
PBMD	Prima BioMed Ltd - American Depositary Shares	Equity
PBNC	Paragon Commercial Corporation - Common Stock	Equity
PBP	PowerShares S&P 500 BuyWrite Portfolio	ETF
PBPB	Potbelly Corporation - Common Stock	Equity
PBR	Petroleo Brasileiro S.A.- Petrobras Common Stock	Equity
PBR/A	Petroleo Brasileiro S.A.- Petrobras American Depositary Shares	Equity
PBS	PowerShares Dynamic Media	ETF
PBSK	Poage Bankshares, Inc. - Common Stock	Equity
PBT	Permian Basin Royalty Trust Common Stock	Equity
PBW	PowerShares WilderHill Clean Energy Portfolio	ETF
PBYI	Puma Biotechnology Inc Common Stock	Equity
PCAR	PACCAR Inc. - Common Stock	Equity
PCBK	Pacific Continental Corporation (Ore) - Common Stock	Equity
PCCC	PC Connection, Inc. - Common Stock	Equity
PCEF	PowerShares CEF Income Composite Portfolio	ETF
PCF	Putnam High Income Securities Fund Common Stock	Equity
PCG	Pacific Gas & Electric Co. Common Stock	Equity
PCGpA	Pacific Gas & Electric Co. 6% Preferred Stock	Equity
PCGpB	Pacific Gas & Electric Co. 5 1/2% Preferred Stock	Equity
PCGpC	Pacific Gas & Electric Co. 5% 1st Preferred Stock	Equity
PCGpD	Pacific Gas & Electric Co. 5% 1st Red. Preferred Stock	Equity
PCGpE	Pacific Gas & Electric Co. 5% 1st A Preferred Stock	Equity
PCGpG	Pacific Gas & Electric Co. 4.80% 1st Preferred Stock	Equity
PCGpH	Pacific Gas & Electric Co. 4.50% 1st Preferred Stock	Equity
PCGpI	Pacific Gas & Electric Co. 4.36% 1st Preferred Stock	Equity
PCH	Potlatch Corporation - Common Stock	Equity

PCI	PIMCO Dynamic Credit Income Fund Common Shares of Beneficial Interest	Equity
PCK	Pimco California Municipal Income Fund II Common Shares of Beneficial Interest	Equity
PCLN	The Priceline Group Inc. - Common Stock	Equity
PCM	PCM Fund, Inc. Common Stock	Equity
PCMI	PCM, Inc. - Common Stock	Equity
PCN	Pimco Corporate & Income Strategy Fund Common Stock	Equity
PCO	Pendrell Corporation - Class A Common Stock	Equity
PCOM	Points International, Ltd. - Common Shares	Equity
PCQ	PIMCO California Municipal Income Fund Common Stock	Equity
PCRX	Pacira Pharmaceuticals, Inc. - Common Stock	Equity
PCTI	PC-Tel, Inc. - Common Stock	Equity
PCTY	Paylocity Holding Corporation - Common Stock	Equity
PCY	PowerShares Emerging Markets Sovereign Debt Portfolio	ETF
PCYG	Park City Group, Inc. - Common Stock	Equity
PCYO	Pure Cycle Corporation - Common Stock	Equity
PDBC	PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio	ETF
PDCE	PDC Energy, Inc. - Common Stock	Equity
PDCO	Patterson Companies, Inc. - Common Stock	Equity
PDEX	Pro-Dex, Inc. - Common Stock	Equity
PDFS	PDF Solutions, Inc. - Common Stock	Equity
PDI	PIMCO Dynamic Income Fund Common Stock	Equity
PDLI	PDL BioPharma, Inc. - Common Stock	Equity
PDM	Piedmont Office Realty Trust, Inc. Class A Common Stock	Equity
PDN	PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio	ETF
PDP	PowerShares DWA Momentum Portfolio	ETF
PDS	Precision Drilling Corporation Common Stock	Equity
PDT	John Hancock Premium Dividend Fund	Equity
PDVW	pdvWireless, Inc. - Common Stock	Equity
PE	Parsley Energy, Inc. Class A Common Stock	Equity
PEB	Pebblebrook Hotel Trust Common Shares of Beneficial Interest	Equity
PEBK	Peoples Bancorp of North Carolina, Inc. - Common Stock	Equity
PEBO	Peoples Bancorp Inc. - Common Stock	Equity
PEBpB	Pebblebrook Hotel Trust Preferred Series B	Equity
PEBpC	Pebblebrook Hotel Trust 6.50% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
PEBpD	Pebblebrook Hotel Trust 6.375% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
PED	Pedevco Corp. Common Stock	Equity
PEG	Public Service Enterprise Group Incorporated Common Stock	Equity
PEGA	Pegasystems Inc. - Common Stock	Equity
PEGI	Pattern Energy Group Inc. - Class A Common Stock	Equity
PEI	Pennsylvania Real Estate Investment Trust Common Stock	Equity
PEIpA	Pennsylvania Real Estate Investment Trust PFD sh CL A	Equity
PEIpB	Pennsylvania Real Estate Investment Trust Cumulative Redeemable Perpetual Preferred Shares Series B	Equity
PEIX	Pacific Ethanol, Inc. - Common Stock	Equity
PEJ	PowerShares Dynamic Leisure & Entertainment Portfolio	ETF
PEK	VanEck Vectors ChinaAMC CSI 3000 ETF	ETF
PEN	Penumbra, Inc. Common Stock	Equity
PENN	Penn National Gaming, Inc. - Common Stock	Equity
PEO	Adams Natural Resources Fund, Inc. Common Stock	Equity

PEP	Pepsico, Inc. Common Stock	Equity
PER	SandRidge Permian Trust Common Units of Benficial Interest	Equity
PERF	Perfumania Holdings, Inc - Common Stock	Equity
PERI	Perion Network Ltd - ordinary shares	Equity
PERM	Global X Permanent ETF	ETF
PERY	Perry Ellis International Inc. - Common Stock	Equity
PES	Pioneer Energy Services Corp. Common Stk	Equity
PESI	Perma-Fix Environmental Services, Inc. - Common Stock	Equity
PETS	PetMed Express, Inc. - Common Stock	Equity
PETX	Aratana Therapeutics, Inc. - Common Stock	Equity
PEX	ProShares Global Listed Private Equity ETF	ETF
PEY	PowerShares High Yield Dividend Achievers	ETF
PEZ	PowerShares DWA Consumer Cyclicals Momentum Portfolio	ETF
PF	Pinnacle Foods, Inc. Common Stock	Equity
PFBC	Preferred Bank - Common Stock	Equity
PFBI	Premier Financial Bancorp, Inc. - Common Stock	Equity
PFBX	Peoples Financial Corporation - Common Stock	Equity
PFD	Flaherty & Crumrine Preferred Income Fund Incorporated Common Stock	Equity
PFE	Pfizer, Inc. Common Stock	Equity
PFF	iShares US Preferred Stock ETF	ETF
PFG	Principal Financial Group Inc Common Stock	Equity
PFGC	Performance Food Group Company Common Stock	Equity
PFH	Cabco Tr Jcp 7.625 Common Stock	Equity
PFI	PowerShares DWA Financial Momentum Portfolio	ETF
PFIE	Profire Energy, Inc. - Common Stock	Equity
PFIG	PowerShares Fundamental Investment Grade Corporate Bond Portfolio ETF	ETF
PFIN	P & F Industries, Inc. - Class A Common Stock	Equity
PFIS	Peoples Financial Services Corp. - Common Stock	Equity
PFK	Prudential Financial Inflation-Linked Retail Medium Linked Retail Medium-Term Notes due April 10, 2018	Equity
PFL	PIMCO Income Strategy Fund Shares of Beneficial Interest	Equity
PFLT	PennantPark Floating Rate Capital Ltd. - Common Stock	Equity
PFM	PowerShares Dividend Achievers	ETF
PFMT	Performant Financial Corporation - Common Stock	Equity
PFN	PIMCO Income Strategy Fund II	Equity
PFNX	Pfenex Inc. Common Stock	Equity
PFO	Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated Common Stock	Equity
PFPT	Proofpoint, Inc. - Common Stock	Equity
PFS	Provident Financial Services, Inc Common Stock	Equity
PFSI	PennyMac Financial Services, Inc. Class A Common Stock	Equity
PFSW	PFSweb, Inc. - Common Stock	Equity
PFX	Phoenix Companies, Inc. Phoenix Companies Inc 7.45% Pfd	Equity
PFXF	VanEck Vectors Preferred Securities ex Financials ETF	ETF
PG	Procter & Gamble Company (The) Common Stock	Equity
PGAL	Global X FTSE Portugal 20 ETF	ETF
PGC	Peapack-Gladstone Financial Corporation - Common Stock	Equity
PGD	iPath Asian and Gulf Currency Revaluation ETN Revaluation ETN	Equity
PGEM	Ply Gem Holdings, Inc. Common Stock	Equity
PGF	PowerShares Financial Preferred	ETF
PGH	Pengrowth Energy Corporation	Equity
PGHD	Pacer Trendpilot Pacer Global High Dividend ETF	ETF

PGHY	PowerShares Global Short Term High Yield Bond Portfolio	ETF
PGJ	PowerShares Golden Dragon China Portfolio	ETF
PGLC	Pershing Gold Corporation - Common Stock	Equity
PGM	iPath Bloomberg Platinum Subindex Total Return SM ETN	Equity
PGND	Press Ganey Holdings, Inc. Common Stock	Equity
PGNX	Progenics Pharmaceuticals Inc. - Common Stock	Equity
PGP	Pimco Global Stocksplus & Income Fund Pimco Global StocksPlus & Income Fund Common Shares of Beneficial Interest	Equity
PGR	Progressive Corporation (The) Common Stock	Equity
PGRE	Paramount Group, Inc. Common Stock	Equity
PGTI	PGT, Inc. - Common Stock	Equity
PGX	PowerShares Preferred Portfolio	ETF
PGZ	Principal Real Estate Income Fund Common Shares of Beneficial Interest	Equity
PH	Parker-Hannifin Corporation Common Stock	Equity
PHB	PowerShares High Yield Corporate Bond Portfolio	ETF
PHD	Pioneer Floating Rate Trust Pioneer Floating Rate Trust Shares of Beneficial Interest	Equity
PHDG	PowerShares S&P 500 Downside Hedged Portfolio	ETF
PHF	Pacholder High Yield Fund, Inc. Common Stock	Equity
PHG	Koninklijke Philips N.V. NY Registry Shares	Equity
PHH	PHH Corp Common Stock	Equity
PHI	Philippine Long Distance Telephone Company Sponsored ADR	Equity
PHII	PHI, Inc. - Voting Common Stock	Equity
PHIIK	PHI, Inc. - Non-Voting Common Stock	Equity
PHK	Pimco High Income Fund Pimco High Income Fund	Equity
PHM	PulteGroup, Inc. Common Stock	Equity
PHMD	PhotoMedex, Inc. - Common Stock	Equity
PHO	PowerShares Water Resource Port	ETF
PHT	Pioneer High Income Trust Common Shares of Beneficial Interest	Equity
PHX	Panhandle Oil and Gas Inc Common Stock	Equity
PHYS	Sprott Physical Gold Trust ETV	ETF
PICB	PowerShares International Corporate Bond Portfolio	ETF
PICK	iShaes MSCI Global Select Metals & Mining Producers Fund	ETF
PICO	PICO Holdings Inc. - Common Stock	Equity
PID	PowerShares Intl Dividend Achievers	ETF
PIE	PowerShares DWA Emerging Market Momentum Portfolio	ETF
PIH	1347 Property Insurance Holdings, Inc. - Common Stock	Equity
PII	Polaris Industries Inc. Common Stock	Equity
PILL	Direxion Daily Pharmaceutical & Medical Bull 2X Shares	ETF
PILS	Direxion Daily Pharmaceutical & Medical Bear 2X Shares	ETF
PIM	Putnam Master Intermediate Income Trust Common Stock	Equity
PIN	PowerShares India Portfolio	ETF
PINC	Premier, Inc. - Class A Common Stock	Equity
PIO	PowerShares Global Water Portfolio	ETF
PIP	PharmAthene, Inc Common Stock	Equity
PIR	Pier 1 Imports, Inc. Common Stock	Equity
PIRS	Pieris Pharmaceuticals, Inc. - Common Stock	Equity
PIY	Preferred Plus Trust (Ser CZN) Preferred Plus Trust Ser CZN-1 Tr Ctf 8.375% Maturity 10/01/2046	Equity
PIZ	PowerShares DWA Developed Market Momentum Portfolio	ETF
PJC	Piper Jaffray Companies Common Stock	Equity
PJH	Prudential Financial, Inc. 5.75% Junior Subordinated Notes due 2052	Equity

PJP	PowerShares Dynamic Pharmaceuticals	ETF
PJS	PreferredPlus Trust Ser FAR 1 Tr Ctf	Equity
PJT	PJT Partners Inc. Class A Common Stock	Equity
PKB	PowerShares Dynamic Build & Construction	ETF
PKBK	Parke Bancorp, Inc. - Common Stock	Equity
PKD	Parker Drilling Company Common Stock	Equity
PKE	Park Electrochemical Corporation Common Stock	Equity
PKG	Packaging Corporation of America Common Stock	Equity
PKI	PerkinElmer, Inc. Common Stock	Equity
PKO	Pimco Income Opportunity Fund Common Shares of Beneficial Interest	Equity
PKOH	Park-Ohio Holdings Corp. - Common Stock	Equity
PKW	PowerShares Buyback Achievers	ETF
PKX	POSCO Common Stock	Equity
PKY	Parkway Properties, Inc. Common Stock	Equity
PLAB	Photronics, Inc. - Common Stock	Equity
PLAY	Dave & Buster's Entertainment, Inc. - Common Stock	Equity
PLBC	Plumas Bancorp - Common Stock	Equity
PLCE	Children's Place, Inc. (The) - Common Stock	Equity
PLCM	Polycom, Inc. - Common Stock	Equity
PLD	ProLogis, Inc. Common Stock	Equity
PLG	Platinum Group Metals Ltd. Ordinary Shares (Canada)	Equity
PLKI	Popeyes Louisiana Kitchen, Inc. - Common Stock	Equity
PLM	Polymet Mining Corporation Ordinary Shares (Canada)	Equity
PLND	VanEck Vectors Poland ETF	ETF
PLNT	Planet Fitness, Inc. Common Stock	Equity
PLOW	Douglas Dynamics, Inc. Common Stock	Equity
PLpC	Protective Life Corporation 6.25% Subordinated Debentures due 2042	Equity
PLPC	Preformed Line Products Company - Common Stock	Equity
PLpE	Protective Life Corporation 6.00% Subordinated Debentures due 2042	Equity
PLPM	Planet Payment, Inc. - Common Stock	Equity
PLSE	Pulse Biosciences, Inc - Common Stock	Equity
PLT	Plantronics, Inc. Common Stock	Equity
PLUG	Plug Power, Inc. - Common Stock	Equity
PLUS	ePlus inc. - Common Stock	Equity
PLW	PowerShares 1-30 Treasury Ladder Portfolio	ETF
PLX	Protalix BioTherapeutics, Inc. (DE) Common Stock	Equity
PLXS	Plexus Corp. - Common Stock	Equity
PM	Philip Morris International Inc Common Stock	Equity
PMBC	Pacific Mercantile Bancorp - Common Stock	Equity
PMC	Pharmerica Corporation Common Stock	Equity
PMD	Psychemedics Corporation - Common Stock	Equity
PME	Pingtan Marine Enterprise Ltd. - Ordinary Shares	Equity
PMF	PIMCO Municipal Income Fund Common Stock	Equity
PML	Pimco Municipal Income Fund II Common Shares of Beneficial Interest	Equity
PMM	Putnam Managed Municipal Income Trust Common Stock	Equity
PMO	Putnam Municipal Opportunities Trust Common Stock	Equity
PMR	PowerShares Dynamic Retail	ETF
PMT	PennyMac Mortgage Investment Trust Common Shares of Beneficial Interest	Equity
PMTS	CPI Card Group Inc. - Common Stock	Equity
PMX	PIMCO Municipal Income Fund III Common Shares of Beneficial Interest	Equity
PN	Patriot National, Inc. Common Stock	Equity

PNBK	Patriot National Bancorp Inc. - Common Stock	Equity
PNC	PNC Financial Services Group, Inc. (The) Common Stock	Equity
PNC/WS	PNC Financial Services Group, Inc. Warrant expiring December 31, 2018	Equity
PNCpP	PNC Financial Services Group, Inc. (The) Depositary Shares Representing 1/4000th Perpetual Preferred Series P	Equity
PNCpQ	PNC Financial Services Group, Inc. (The) Depositary Shares Representing 1/4000th Perpetual Preferred Shares Series Q	Equity
PNF	PIMCO New York Municipal Income Fund Common Stock	Equity
PNFP	Pinnacle Financial Partners, Inc. - Common Stock	Equity
PNI	Pimco New York Municipal Income Fund II Common Shares of Beneficial Interest	Equity
PNK	Pinnacle Entertainment, Inc. - Common Stock	Equity
PNM	PNM Resources, Inc. (Holding Co.) Common Stock	Equity
PNNT	PennantPark Investment Corporation - common stock	Equity
PNQI	PowerShares Nasdaq Internet Portfolio	ETF
PNR	Pentair plc. Ordinary Share	Equity
PNRA	Panera Bread Company - Class A Common Stock	Equity
PNRG	PrimeEnergy Corporation - Common Stock	Equity
PNTA	PennantPark Investment Corporation 6.25% Senior Notes due 2025	Equity
PNTR	Pointer Telocation Ltd. - Ordinary Shares	Equity
PNW	Pinnacle West Capital Corporation Common Stock	Equity
PNY	Piedmont Natural Gas Company, Inc. Common Stock	Equity
PODD	Insulet Corporation - Common Stock	Equity
POL	PolyOne Corporation Common Stock	Equity
POOL	Pool Corporation - Common Stock	Equity
POPE	Pope Resources - Limited Partnership	Equity
POR	Portland General Electric Co Common Stock	Equity
POST	Post Holdings, Inc. Common Stock	Equity
POT	Potash Corporation of Saskatchewan Inc. Common Stock	Equity
POWI	Power Integrations, Inc. - Common Stock	Equity
POWL	Powell Industries, Inc. - Common Stock	Equity
PPA	PowerShares Aerospace & Defense	ETF
PPBI	Pacific Premier Bancorp Inc - Common Stock	Equity
PPC	Pilgrim's Pride Corporation - Common Stock	Equity
PPG	PPG Industries, Inc. Common Stock	Equity
PPH	VanEck Vectors Pharmaceutical ETF	ETF
PPHM	Peregrine Pharmaceuticals Inc. - Common Stock	Equity
PPHMP	Peregrine Pharmaceuticals Inc. - 10.50% Series E Convertible Preferred Stock	Equity
PPL	PP&L Corporation Common Stock	Equity
PPLT	ETFS Physical Platinum Shares	ETF
PPP	Primero Mining Corp. New Common Shares (Canada)	Equity
PPR	Voya Prime Rate Trust Shares of Beneficial Interest	Equity
PPS	Post Properties, Inc. Common Stock	Equity
PPSI	Pioneer Power Solutions, Inc. - Common Stock	Equity
PPSpA	Post Properties, Inc. Preferred Stock	Equity
PPT	Putnam Premier Income Trust Common Stock	Equity
PPX	PPL Capital Funding, Inc. 2013 Series B Junior Subordinated Notes due 2073	Equity
PQ	Petroquest Energy Inc Common Stock	Equity
PRA	ProAssurance Corporation Common Stock	Equity
PRAA	PRA Group, Inc. - Common Stock	Equity
PRAH	PRA Health Sciences, Inc. - Common Stock	Equity
PRAN	Prana Biotechnology Ltd - American Depositary Shares	Equity

PRB	VanEck Vectors Pre-refunded Municipal Index ETF	ETF
PRCP	Perceptron, Inc. - Common Stock	Equity
PREpD	PartnerRe Ltd. Preferred Series D 6.5% (Bermuda)	Equity
PREpE	PartnerRe Ltd. PFD SER E (Bermuda)	Equity
PREpF	PartnerRe Ltd. Redeemable Preferred Shares Series F (Bermuda)	Equity
PREpG	PartnerRe Ltd. 6.50% Series G Cumulative Redeemable Preferred Shares, $1.00 par value	Equity
PREpH	PartnerRe Ltd. 7.25% Series H Cumulative Redeemable Preferred Shares, $1.00 par value	Equity
PREpI	PartnerRe Ltd. 5.875% Series I Non-Cumulative Redeemable Preferred Shares, $1.00 par value	Equity
PRF	Powershares FTSE RAFI US 1000 Portfolio	ETF
PRFT	Perficient, Inc. - Common Stock	Equity
PRFZ	PowerShares FTSE RAFI US 1500 Small-Mid Portfolio	ETF
PRGO	Perrigo Company plc Ordinary Shares	Equity
PRGS	Progress Software Corporation - Common Stock	Equity
PRGX	PRGX Global, Inc. - Common Stock	Equity
PRH	Prudential Financial, Inc. 5.70% Junior Subordinated Notes due 2053	Equity
PRI	Primerica, Inc. Common Stock	Equity
PRIM	Primoris Services Corporation - Common Stock	Equity
PRK	Park National Corporation Common Stock	Equity
PRKR	ParkerVision, Inc. - Common Stock	Equity
PRLB	Proto Labs, Inc. Common stock	Equity
PRME	First Trust Heitman Global Prime Real Estate ETF	ETF
PRMW	Primo Water Corporation - Common Stock	Equity
PRN	PowerShares DWA Industrials Momentum Portfolio	ETF
PRO	PROS Holdings, Inc. Common Stock	Equity
PROV	Provident Financial Holdings, Inc. - Common Stock	Equity
PRPH	ProPhase Labs, Inc. - Common Stock	Equity
PRQR	ProQR Therapeutics N.V. - Ordinary Shares	Equity
PRSC	The Providence Service Corporation - Common Stock	Equity
PRSS	CafePress Inc. - Common Stock	Equity
PRTA	Prothena Corporation plc - Ordinary Shares	Equity
PRTK	Paratek Pharmaceuticals, Inc. - Common Stock	Equity
PRTO	Proteon Therapeutics, Inc. - Common Stock	Equity
PRTS	U.S. Auto Parts Network, Inc. - Common Stock	Equity
PRTY	Party City Holdco Inc. Common Stock	Equity
PRU	Prudential Financial, Inc. Common Stock	Equity
PRXL	PAREXEL International Corporation - Common Stock	Equity
PRZM	Prism Technologies Group, Inc. - Common Stock	Equity
PSA	Public Storage Common Stock	Equity
PSApA	Public Storage Depositary Shares each representing 1/1,000 of a 5.875% Cumulative Preferred SBI, Series A	Equity
PSApB	Public Storage Depositary Shares, each representing 1/1,000 of a 5.40% Cumulative Preferred Share of Beneficial Interest	Equity
PSApC	Public Storage Depositary Shares Each Representing 1/1000 of a 5.125% Cumulative Preferred Share of Beneficial Interest, Series C	Equity
PSApR/CL	Public Storage Depository Sh Repstg 1/1000th Pfd Ser R	Equity
PSApS	Public Storage DEP SH REPSTG PFD SH BEN INT SER S	Equity
PSApT	Public Storage Depository Shares Representing 1/1000 Pfd Shares Beneficial Interest Series T	Equity
PSApU	Public Storage Depositary Shares Representing 1/1000 Preferred Benerficial Interest Series U	Equity
PSApV	Public Storage Dep Shs Repstg 1/1000th Pfd Sh Ben Int Ser V	Equity

PSApW	Public Storage Depositary Shares Representing 1/1000 Preferred Shares of Benficial Interest Series W	Equity
PSApX	Public Storage Depositary Shares Representing 1/1000th Cumulative Preferred Shares Beneficial Interest Series X	Equity
PSApY	Public Storage Dep Shs Repstg 1/1000th Pfd Sh Ben Int Ser Y	Equity
PSApZ	Public Storage Dep Shs Representing 1/1000th Pfd Sh Ben Int Ser Z	Equity
PSAU	PowerShares Global Gold & Precious Metals Portfolio	ETF
PSB	PS Business Parks, Inc. Common Stock	Equity
PSBpS	PS Business Parks, Inc. Depositary Shares, each representing 1/1,000 of a share of 6.45% Cumulative Preferred Stock	Equity
PSBpT	PS Business Parks, Inc. Depositary Shares Representing 1/1000th Preferred Series T	Equity
PSBpU	PS Business Parks, Inc. Dep Shs Repstg 1/1000 Pfd Ser U	Equity
PSBpV	PS Business Parks, Inc. Depositary Shares Represting 1/1000th Shares Cumulative Preferred Stock Series V	Equity
PSCC	PowerShares S&P SmallCap Consumer Staples Portfolio	ETF
PSCD	PowerShares S&P SmallCap Consumer Discretionary Portfolio	ETF
PSCE	PowerShares S&P SmallCap Energy Portfolio	ETF
PSCF	PowerShares S&P SmallCap Financials Portfolio	ETF
PSCH	PowerShares S&P SmallCap Health Care Portfolio	ETF
PSCI	PowerShares S&P SmallCap Industrials Portfolio	ETF
PSCM	PowerShares S&P SmallCap Materials Portfolio	ETF
PSCT	PowerShares S&P SmallCap Information Technology Portfolio	ETF
PSCU	PowerShares S&P SmallCap Utilities Portfolio	ETF
PSDV	pSivida Corp. - Common Stock	Equity
PSEC	Prospect Capital Corporation - Common Stock	Equity
PSET	Principal Price Setters Index ETF	ETF
PSF	Cohen & Steers Select Preferred and Income Fund, Inc. Common Stock	Equity
PSG	Performance Sports Group Ltd. Ordinary Shares (Canada)	Equity
PSI	PowerShares Dynamic Semiconductors	ETF
PSIX	Power Solutions International, Inc. - Common Stock	Equity
PSJ	PowerShares Dynamic Software	ETF
PSK	SPDR Wells Fargo Preferred Stock ETF	ETF
PSL	PowerShares DWA Consumer Staples Momentum Portfolio	ETF
PSLV	Sprott Physical Silver Trust ETV	ETF
PSMT	PriceSmart, Inc. - Common Stock	Equity
PSO	Pearson, Plc Common Stock	Equity
PSP	PowerShares Listed Private Equity	ETF
PSQ	ProShares Short QQQ	ETF
PSR	PowerShares Active U.S. Real Estate Fund	ETF
PST	ProShares UltraShort Lehman 7-10 Year Treasury	ETF
PSTB	Park Sterling Corporation - Common Stock	Equity
PSTG	Pure Storage, Inc. Class A Common Stock	Equity
PSTI	Pluristem Therapeutics, Inc. - Common Stock	Equity
PSX	Phillips 66 Common Stock	Equity
PSXP	Phillips 66 Partners LP Common Units representing limited partner interest in the Partnership	Equity
PTC	PTC Inc. - Common Stock	Equity
PTCT	PTC Therapeutics, Inc. - Common Stock	Equity
PTEN	Patterson-UTI Energy, Inc. - Common Stock	Equity
PTEU	Pacer TrendpilotTM European Index ETF	ETF
PTF	PowerShares DWA Technology Momentum Portfolio	ETF
PTH	PowerShares DWA Healthcare Momentum Portfolio	ETF

PTI	Proteostasis Therapeutics, Inc. - Common Stock	Equity
PTIE	Pain Therapeutics - Common Stock	Equity
PTLA	Portola Pharmaceuticals, Inc. - Common Stock	Equity
PTLC	Pacer Trendpilot 750 ETF	ETF
PTM	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI Platinum ETN	Equity
PTMC	Pacer Trendpilot 450 ETF	ETF
PTN	Palatin Technologies, Inc. Common Stock	Equity
PTNQ	Pacer Trendpilot 100 ETF	ETF
PTNR	Partner Communications Company Ltd. - American Depositary Shares, each representing one ordinary share	Equity
PTR	PetroChina Company Limited Common Stock	Equity
PTSI	P.A.M. Transportation Services, Inc. - Common Stock	Equity
PTX	Pernix Therapeutics Holdings, Inc. - Common Stock	Equity
PTXP	PennTex Midstream Partners, LP - Common Units Representing Limited Partnership Interests	Equity
PTY	Pimco Corporate & Income Opportunity Fund	Equity
PUB	People's Utah Bancorp - Common Stock	Equity
PUI	PowerShares DWA Utilities Momentum Portfolio	ETF
PUK	Prudential Public Limited Company Common Stock	Equity
PUKp	Prudential Public Limited Company 6.75% Perpetual Subordinated Captial Security	Equity
PUKpA	Prudential Public Limited Company 6.50% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option Into Non-Cumulative Dollar Denominated Preference Shares	Equity
PULM	Pulmatrix, Inc. - Common Stock	Equity
PUTW	WisdomTree CBOE S&P 500 PutWrite Strategy Fund	ETF
PUTX	ALPS ETF Trust ALPS Enhanced Put Write Strategy ETF	ETF
PUW	PowerShares WilderHill Progressive Energy Portfolio	ETF
PVBC	Provident Bancorp, Inc. - Common Stock	Equity
PVCT	Provectus Biopharmaceuticals, Inc.	Equity
PVCT/WS	Provectus Biopharmaceuticals, Inc. Warrant	Equity
PVG	Pretium Resources, Inc. Ordinary Shares (Canada)	Equity
PVH	PVH Corp. Common Stock	Equity
PVI	PowerShares VRDO Tax Free Weekly Portfolio	ETF
PVTB	PrivateBancorp, Inc. - Common Stock	Equity
PVTBP	PrivateBancorp, Inc. - PrivateBancorp Capital Trust IV - 10% Trust Preferred	Equity
PVTD	PrivateBancorp, Inc. 7.125% Subordinated Debentures due 2042	Equity
PW	Power REIT (MD) Common Stock	Equity
PWB	PowerShares Dynamic LargeCap Growth	ETF
PWC	PowerShares XTF: Dynamic Market Portfolio	ETF
PWE	Penn West Petroleum Ltd	Equity
PWOD	Penns Woods Bancorp, Inc. - Common Stock	Equity
PWpA	Power REIT 7.75% Series A Cumulative Perpetual Preferred Stock	Equity
PWR	Quanta Services, Inc. Common Stock	Equity
PWV	PowerShares Dynamic LargeCap Value	ETF
PWX	Providence and Worcester Railroad Company - Common Stock	Equity
PWZ	PowerShares California AMT-Free Municipal Bond Portfolio	ETF
PX	Praxair, Inc. Common Stock	Equity
PXD	Pioneer Natural Resources Company Common Stock	Equity
PXE	PowerShares Dynamic Energy E&P	ETF
PXF	PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio	ETF
PXH	PowerShares FTSE RAFI Emerging Markets Portfolio	ETF

PXI	PowerShares DWA Energy Momentum Portfolio	ETF
PXJ	PowerShares Dynamic Oil Services	ETF
PXLG	PowerShares Russell Top 200 Pure Growth Portfolio	ETF
PXLV	PowerShares Russell Top 200 Pure Value Portfolio	ETF
PXLW	Pixelworks, Inc. - Common Stock	Equity
PXMG	PowerShares Russell Midcap Pure Growth Portfolio	ETF
PXMV	PowerShares Russell Midcap Pure Value Portfolio	ETF
PXQ	PowerShares Dynamic Networking	ETF
PXR	PowerShares Global Emerging Markets Infrastructure	ETF
PXS	Pyxis Tankers Inc. - Common Stock	Equity
PXSG	PowerShares Russell 2000 Pure Growth Portfolio	ETF
PXSV	PowerShares Russell 2000 Pure Value Portfolio	ETF
PY	Principal Shareholder Yield Index ETF	ETF
PYDS	Payment Data Systems, Inc. - Common Stock	Equity
PYN	PIMCO New York Municipal Income Fund III Common Shares of Beneficial Interest	Equity
PYPL	PayPal Holdings, Inc. - Common Stock	Equity
PYS	Merrill Lynch Depositor Inc PPlus Tr Ser RRD-1 Tr Ctf Cl A	Equity
PYT	PPlus Tr GSC-2 Tr Ctf Fltg Rate	Equity
PYZ	PowerShares DWA Basic Materials Momentum Portfolio	ETF
PZA	PowerShares National AMT-Free Municipal Bond Portfolio	ETF
PZC	PIMCO California Municipal Income Fund III Common Shares of Beneficial Interest	Equity
PZD	PowerShares Cleantech Portfolio	ETF
PZE	Petrobras Argentina S.A. ADS	Equity
PZG	Paramount Gold Nevada Corp. Common Stock	Equity
PZI	PowerShares Zacks Micro Cap	ETF
PZN	Pzena Investment Management Inc Class A Common Stock	Equity
PZRX	PhaseRx, Inc. - Common Stock	Equity
PZT	PowerShares New York AMT-Free Municipal Bond Portfolio	ETF
PZZA	Papa John's International, Inc. - Common Stock	Equity
Q	Quintiles Transnational Holdings Inc. Common Stock	Equity
QABA	First Trust NASDAQ ABA Community Bank Index Fund	ETF
QADA	QAD Inc. - Class A Common Stock	Equity
QADB	QAD Inc. - Common Stock	Equity
QAI	IQ Hedge MultiIQ Hedge Multi-Strategy Tracker ETF	ETF
QAT	iShares MSCI Qatar Capped ETF	ETF
QAUS	SPDR MSCI Australia Quality Mix ETF	ETF
QBAK	Qualstar Corporation - Common Stock	Equity
QCAN	SPDR MSCI Canada Quality Mix ETF	ETF
QCLN	First Trust NASDAQ Clean Edge Green Energy Index Fund	ETF
QCOM	QUALCOMM Incorporated - Common Stock	Equity
QCRH	QCR Holdings, Inc. - Common Stock	Equity
QDEF	FlexShares Quality Dividend Defensive Index Fund	ETF
QDEL	Quidel Corporation - Common Stock	Equity
QDEU	SPDR MSCI Germany Quality Mix ETF	ETF
QDF	FlexShares Quality Dividend Index Fund	ETF
QDYN	FlexShares Quality Dynamic Index Fund	ETF
QED	IQ Hedge Event-Driven Tracker ETF	ETF
QEFA	SPDR EURO STOXX Small Cap ETF	ETF
QEH	AdvisorShares QAM Equity Hedge	ETF
QEMM	SPDR MSCI Emerging Markets Quality Mix ETF	ETF
QEP	QEP Resources, Inc. Common Stock	Equity

QESP	SPDR MSCI Spain Quality Mix ETF	ETF
QGBR	SPDR MSCI United Kingdom Quality Mix ETF	ETF
QGEN	Qiagen N.V. - Common Shares	Equity
QGTA	IQ Leaders GTAA Tracker ETF	ETF
QHC	Quorum Health Corporation Common Stock	Equity
QID	ProShares UltraShort QQQ	ETF
QIHU	Qihoo 360 Technology Co. Ltd. American Depositary Shares, every 2 of which representing three Class A Ordinary Shares	Equity
QINC	First Trust RBA Quality Income ETF	ETF
QIWI	QIWI plc - American Depositary Shares	Equity
QJPN	SPDR MSCI Japan Quality Mix ETF	ETF
QKOR	SPDR MSCI South Korea Quality Mix ETF	ETF
QLC	FlexShares US Quality Large Cap Index Fund	ETF
QLD	ProShares Ultra QQQ	ETF
QLGC	QLogic Corporation - Common Stock	Equity
QLIK	Qlik Technologies Inc. - Common Stock	Equity
QLS	IQ Hedge Long Short Tracker ETF	ETF
QLTA	iShares Aaa A Rated Corporate Bond ETF	ETF
QLTB	iShares Baa Ba Rated Corporate Bond ETF	ETF
QLTC	iShares B Ca Rated Corporate Bond ETF	ETF
QLTI	QLT Inc. - Common Shares	Equity
QLYS	Qualys, Inc. - Common Stock	Equity
QMEX	SPDR MSCI Mexico Quality Mix ETF	ETF
QMN	IQ Hedge Market Neutral Tracker ETF	ETF
QMOM	MomentumShares U.S. Quantitative Momentum ETF	ETF
QNST	QuinStreet, Inc. - Common Stock	Equity
QPAC	Quinpario Acquisition Corp. 2 - Common Stock	Equity
QPACU	Quinpario Acquisition Corp. 2 - Unit	Equity
QPACW	Quinpario Acquisition Corp. 2 - Warrant	Equity
QQEW	First Trust NASDAQ-100 Equal Weighted Index Fund	ETF
QQQ	PowerShares QQQ Trust, Series 1	ETF
QQQC	Global X NASDAQ China Technology ETF	ETF
QQQE	Direxion NASDAQ-100 Equal Weighted Index Shares	ETF
QQQX	Nuveen NASDAQ 100 Dynamic Overwrite Fund - Shares of Beneficial Interest	Equity
QQXT	First Trust NASDAQ-100 Ex-Technology Sector Index Fund	ETF
QRHC	Quest Resource Holding Corporation. - Common Stock	Equity
QRVO	Qorvo, Inc. - Common Stock	Equity
QSII	Quality Systems, Inc. - Common Stock	Equity
QSR	Restaurant Brands International Inc. Common Shares	Equity
QTEC	First Trust NASDAQ-100- Technology Index Fund	ETF
QTM	Quantum Corporation Common Stock	Equity
QTNT	Quotient Limited - Ordinary Shares	Equity
QTS	QTS Realty Trust, Inc. Class A Common Stock	Equity
QTWN	SPDR MSCI Taiwan Quality Mix ETF	ETF
QTWO	Q2 Holdings, Inc. Common Stock	Equity
QUAD	Quad Graphics, Inc Class A Common Stock	Equity
QUAL	iShares Edge MSCI USA Quality Factor ETF	ETF
QUIK	QuickLogic Corporation - Common Stock	Equity
QUMU	Qumu Corporation - Common Stock	Equity
QUNR	Qunar Cayman Islands Limited - American Depositary Shares	Equity
QUOT	Quotient Technology Inc. Common Stock	Equity

QURE	uniQure N.V. - Ordinary Shares	Equity
QUS	SPDR MSCI USA Quality Mix ETF	ETF
QVAL	ValueShares U.S. Quantitative Value ETF ETF	ETF
QVCA	Liberty Interactive Corporation - Series A QVC Group Common Stock	Equity
QVCB	Liberty Interactive Corporation - Series B QVC Group Common Stock	Equity
QVM	Arrow QVM Equity Factor ETF	ETF
QWLD	SPDR MSCI World Quality Mix ETF	ETF
QYLD	Recon Capital NASDAQ-100 Covered Call ETF	ETF
R	Ryder System, Inc. Common Stock	Equity
RACE	Ferrari N.V. Common Shares	Equity
RAD	Rite Aid Corporation Common Stock	Equity
RADA	Rada Electronics Industries Limited - Ordinary Shares	Equity
RAI	Reynolds American Inc Common Stock	Equity
RAIL	Freightcar America, Inc. - Common Stock	Equity
RALS	ProShares RAFI Long Short ETF	ETF
RAND	Rand Capital Corporation - Common Stock ($0.10 Par Value)	Equity
RARE	Ultragenyx Pharmaceutical Inc. - Common Stock	Equity
RAS	RAIT Financial Trust New Common Shares of Beneficial Interest	Equity
RASpA	RAIT Financial Trust 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
RASpB	RAIT Financial Trust 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
RASpC	RAIT Financial Trust 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest	Equity
RATE	Bankrate, Inc. Common Stock	Equity
RAVE	Rave Restaurant Group, Inc. - Common Stock	Equity
RAVI	FlexShares Ready Access Variable Income Fund	ETF
RAVN	Raven Industries, Inc. - Common Stock	Equity
RAX	Rackspace Hosting, Inc Common Stock	Equity
RBA	Ritchie Bros. Auctioneers Incorporated Common Stock	Equity
RBC	Regal Beloit Corporation Common Stock	Equity
RBCAA	Republic Bancorp, Inc. - Class A Common Stock	Equity
RBCN	Rubicon Technology, Inc. - Common Stock	Equity
RBL	SPDR S&P Russia ETF	ETF
RBPAA	Royal Bancshares of Pennsylvania, Inc. - Class A Common Stock	Equity
RBS	Royal Bank of Scotland Group Plc New (The) ADS	Equity
RBSpF	Royal Bank of Scotland Group Plc (The) Preferred Stock	Equity
RBSpH	Royal Bank of Scotland Group Plc (The) Preferred Stock	Equity
RBSpL	Royal Bank of Scotland Group Plc (The) ADR representing One Non-cumulative Dollar 5.75% Preference Shares, Series L	Equity
RBSpR	Royal Bank of Scotland Group Plc (The) ADR repstg USD Pfd Shs Ser R (United Kingdom)	Equity
RBSpS	Royal Bank of Scotland Group Plc (The) Sponsored ADR Repstg Pref Ser S (United Kingdom)	Equity
RBSpT	Royal Bank of Scotland Group Plc (The) Sponsored ADR Representing Pfef shs ser T (United Kingdom)	Equity
RCD	Guggenheim S&P 500 Equal Weight Consumer Discretionary ETF	ETF
RCG	RENN Fund, Inc Common Stock	Equity
RCI	Rogers Communication, Inc. Common Stock	Equity
RCII	Rent-A-Center Inc. - Common Stock	Equity
RCKY	Rocky Brands, Inc. - Common Stock	Equity
RCL	Royal Caribbean Cruises Ltd. Common Stock	Equity
RCMT	RCM Technologies, Inc. - Common Stock	Equity

RCON	Recon Technology, Ltd. - Ordinary Shares	Equity
RCS	PIMCO Strategic Income Fund, Inc.	Equity
RDC	Rowan Companies plc Class A Ordinary Shares	Equity
RDCM	Radcom Ltd. - Ordinary Shares	Equity
RDEN	Elizabeth Arden, Inc. - Common Stock	Equity
RDHL	Redhill Biopharma Ltd. - American Depositary Shares	Equity
RDI	Reading International Inc - Class A Non-voting Common Stock	Equity
RDIB	Reading International Inc - Class B Voting Common Stock	Equity
RDIV	Oppenheimer Ultra Dividend Revenue ETF	ETF
RDN	Radian Group Inc. Common Stock	Equity
RDNT	RadNet, Inc. - Common Stock	Equity
RDS/A	Royal Dutch Shell PLC Royal Dutch Shell American Depositary Shares (Each representing two Class A Ordinary Shares)	Equity
RDS/B	Royal Dutch Shell PLC Royal Dutch Shell PLC American Depositary Shares (Each representing two Class B Ordinary Shares)	Equity
RDUS	Radius Health, Inc. - Common Stock	Equity
RDVY	First Trust NASDAQ Rising Dividend Achievers ETF	ETF
RDWR	Radware Ltd. - Ordinary Shares	Equity
RDY	Dr. Reddy's Laboratories Ltd Common Stock	Equity
RE	Everest Re Group, Ltd. Common Stock	Equity
RECN	Resources Connection, Inc. - Common Stock	Equity
REED	Reeds, Inc. Common Stock	Equity
REET	iShares Trust iShares Global REIT ETF	ETF
REFR	Research Frontiers Incorporated - Common Stock	Equity
REG	Regency Centers Corporation Common Stock	Equity
REGI	Renewable Energy Group, Inc. - Common Stock	Equity
REGL	ProShares S&P MidCap 400 Dividend Aristocrats ETF	ETF
REGN	Regeneron Pharmaceuticals, Inc. - Common Stock	Equity
REGpF	Regency Centers Corporation Cumulative Red Preferred Series 6%	Equity
REGpG	Regency Centers Corporation Pfd Ser 7%	Equity
REI	Ring Energy, Inc. Common Stock	Equity
REIS	Reis, Inc - Common Stock	Equity
REK	ProShares Short Real Estate	ETF
RELL	Richardson Electronics, Ltd. - Common Stock	Equity
RELV	Reliv' International, Inc. - Common Stock	Equity
RELX	RELX PLC PLC American Depositary Shares (Each representing One Ordinary Share)	Equity
RELY	Real Industry, Inc. - Common Stock	Equity
REM	iShares Mortgage Real Estate Capped ETF	ETF
REMX	VanEck Vectors Rare Earth Strategic Metals ETF	ETF
REN	Resolute Energy Corporation Comon Stock	Equity
RENN	Renren Inc. American Depositary Shares, each representing three Class A ordinary shares	Equity
RENX	RELX N.V. American Depositary Shares (Each representing One Ordinary Share)	Equity
REPH	Recro Pharma, Inc. - Common Stock	Equity
RES	RPC, Inc. Common Stock	Equity
RESI	Altisource Residential Corporation Common Stock	Equity
RESN	Resonant Inc. - Common Stock	Equity
RETA	Reata Pharmaceuticals, Inc. - Class A Common Stock	Equity
RETL	Direxion Daily Retail Bull 3X Shares ETF	ETF
REV	Revlon, Inc. New Common Stock	Equity
REW	ProShares UltraShort Technology	ETF
REX	REX American Resources Corporation	Equity

REXI	Resource America, Inc. - Class A Common Stock	Equity
REXR	Rexford Industrial Realty, Inc. Common Stock	Equity
REXX	Rex Energy Corporation - Common Stock	Equity
REZ	iShares Residential Real Estate Capped ETF	ETF
RF	Regions Financial Corporation Common Stock	Equity
RFAP	First Trust RiverFront Dynamic Asia Pacific ETF	ETF
RFCI	RiverFront Dynamic Core Income ETF	ETF
RFDA	RiverFront Dynamic US Dividend Advantage ETF	ETF
RFDI	First Trust RiverFront Dynamic Developed International ETF	ETF
RFEM	First Trust RiverFront Dynamic Emerging Markets ETF	ETF
RFEU	First Trust RiverFront Dynamic Europe ETF	ETF
RFFC	RiverFront Dynamic US Flex-Cap ETF	ETF
RFG	Guggenheim S&P Midcap 400 Pure Growth ETF	ETF
RFI	Cohen & Steers Total Return Realty Fund, Inc. Common Stock	Equity
RFIL	RF Industries, Ltd. - Common Stock	Equity
RFP	Resolute Forest Products Inc. Common Stock	Equity
RFpA	Regions Financial Corporation Depositary Shares Representing 1/40th Perpetual Preferred Series A	Equity
RFpB	Regions Financial Corporation Depositary Shares Representing 1/40th Perpetual Preferred Series B	Equity
RFT	RAIT Financial Trust 7.625% Senior Notes due 2024	Equity
RFTA	RAIT Financial Trust 7.125% Senior Notes due 2019	Equity
RFUN	RiverFront Dynamic Unconstrained Income ETF	ETF
RFV	Guggenheim S&P Midcap 400 Pure Value ETF	ETF
RGA	Reinsurance Group of America, Incorporated Common Stock	Equity
RGC	Regal Entertainment Group Class A Common Stock	Equity
RGCO	RGC Resources Inc. - Common Stock	Equity
RGEN	Repligen Corporation - Common Stock	Equity
RGI	Guggenheim S&P 500 Equal Weight Industrials ETF	ETF
RGLD	Royal Gold, Inc. - Common Stock	Equity
RGLS	Regulus Therapeutics Inc. - Common Stock	Equity
RGNX	REGENXBIO Inc. - Common Stock	Equity
RGR	Sturm, Ruger & Company, Inc. Common Stock	Equity
RGRO	Oppenheimer Global Growth Revenue ETF	ETF
RGS	Regis Corporation Common Stock	Equity
RGSE	Real Goods Solar, Inc. - Class A Common Stock	Equity
RGT	Royce Global Value Trust, Inc. Common Stock	Equity
RH	Restoration Hardware Holdings Inc. Common Stock	Equity
RHI	Robert Half International Inc. Common Stock	Equity
RHP	Ryman Hospitality Properties, Inc. (REIT)	Equity
RHS	Guggenheim S&P 500 Equal Weight Consumer Staples ETF	ETF
RHT	Red Hat, Inc. Common Stock	Equity
RIBT	RiceBran Technologies - Common Stock	Equity
RIBTW	RiceBran Technologies - Warrant	Equity
RIC	Richmont Mines, Inc. Common Stock	Equity
RICE	Rice Energy Inc. Common Stock	Equity
RICK	RCI Hospitality Holdings, Inc. - Common Stock	Equity
RIF	RMR Real Estate Income Fund Common Shares of Beneficial Interest	Equity
RIG	Transocean Ltd (Switzerland) Common Stock	Equity
RIGL	Rigel Pharmaceuticals, Inc. - Common Stock	Equity
RIGP	Transocean Partners LLC Common Units Representing Limited Liability Company Interests	Equity

RIGS	RiverFront Strategic Income Fund	ETF
RILY	B. Riley Financial, Inc. - Common Stock	Equity
RINF	ProShares Inflation Expectations ETF	ETF
RING	iShares MSCI Global Gold Miners Fund	ETF
RIO	Rio Tinto Plc Common Stock	Equity
RISE	Sit Rising Rate ETF	ETF
RITT	RIT Technologies Ltd. - ordinary shares	Equity
RITTW	RIT Technologies Ltd. - Warrants	Equity
RIV	RiverNorth Opportunities Fund, Inc. Common Stock	Equity
RJA	AB Svensk Ekportkredit (Swedish Export Credit Corporation) ELEMENTS Linked to the Rogers International Commodity Index - Agriculture Total Return Structured Product	Equity
RJD	Raymond James Financial, Inc. 6.90% Senior Notes Due 2042	Equity
RJF	Raymond James Financial, Inc. Common Stock	Equity
RJI	AB Svensk Ekportkredit (Swedish Export Credit Corporation) ELEMENTS Linked to the Rogers International Commodity Index - Total Return Structured Product	Equity
RJN	AB Svensk Ekportkredit (Swedish Export Credit Corporation) ELEMENTS Linked to the Rogers International Commodity Index - Energy Total Return Structured Product	Equity
RJZ	AB Svensk Ekportkredit (Swedish Export Credit Corporation) ELEMENTS Linked to the Rogers International Commodity Index - Metals Total Return Structured Product	Equity
RKDA	Arcadia Biosciences, Inc. - Common Stock	Equity
RL	Ralph Lauren Corporation Common Stock	Equity
RLGT	Radiant Logistics, Inc. Common Stock	Equity
RLGTpA	Radiant Logistics, Inc. 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock	Equity
RLGY	Realogy Holdings Corp. Common Stock	Equity
RLH	Red Lions Hotels Corporation Common Stock	Equity
RLI	RLI Corp. Common Stock	Equity
RLJ	RLJ Lodging Trust Common Shares of Beneficial Interest $0.01 par value	Equity
RLJE	RLJ Entertainment, Inc. - Common Stock	Equity
RLOC	ReachLocal, Inc. - Common Stock	Equity
RLOG	Rand Logistics, Inc. - Common Stock	Equity
RLY	SPDR SSgA Multi Asset Real Return ETF	ETF
RLYP	Relypsa, Inc. - Common Stock	Equity
RM	Regional Management Corp. Common Stock	Equity
RMAX	RE/MAX Holdings, Inc. Class A Common Stock	Equity
RMBS	Rambus, Inc. - Common Stock	Equity
RMCF	Rocky Mountain Chocolate Factory, Inc. - Common Stock	Equity
RMD	ResMed Inc. Common Stock	Equity
RMGN	RMG Networks Holding Corporation - Common Stock	Equity
RMP	Rice Midstream Partners LP Common Units representing limited partner interests	Equity
RMR	The RMR Group Inc. - Class A Common Stock	Equity
RMT	Royce Micro-Cap Trust, Inc. Common Stock	Equity
RMTI	Rockwell Medical, Inc. - Common Stock	Equity
RNET	RigNet, Inc. - Common Stock	Equity
RNG	Ringcentral, Inc. Class A Common Stock	Equity
RNN	Rexahn Pharmaceuticals, Inc. Common Stock	Equity
RNP	Cohen & Steers Reit and Preferred Income Fund Inc Common Shares	Equity
RNR	RenaissanceRe Holdings Ltd. Common Stock	Equity
RNRpC	RenaissanceRe Holdings Ltd. 6.08% Series C Preference Shares	Equity
RNRpE	RenaissanceRe Holdings Ltd. 5.375% Series E Preference Shares	Equity
RNST	Renasant Corporation - Common Stock	Equity
RNVA	Rennova Health, Inc. - Common Stock	Equity

RNVAW	Rennova Health, Inc. - Warrant	Equity
RNWK	RealNetworks, Inc. - Common Stock	Equity
ROAM	Lattice Emerging Markets Strategy ETF	ETF
ROBO	ROBO Global Robotics and Automation Index ETF	ETF
ROCK	Gibraltar Industries, Inc. - Common Stock	Equity
RODI	Barclays Return on Disability ETN	Equity
RODM	Lattice Developed Markets (ex-US) Strategy ETF	ETF
ROG	Rogers Corporation Common Stock	Equity
ROGS	Lattice Global Small Cap Strategy ETF	ETF
ROIA	Radio One, Inc. - Class A Common Stock	Equity
ROIAK	Radio One, Inc. - Class D Common Stock	Equity
ROIC	Retail Opportunity Investments Corp. - Common Stock	Equity
ROK	Rockwell Automation, Inc. Common Stock	Equity
ROKA	Roka Bioscience, Inc. - Common Stock	Equity
ROL	Rollins, Inc. Common Stock	Equity
ROLA	iPath Long Extended Russell 1000 TR Index ETN	Equity
ROLL	RBC Bearings Incorporated - Common Stock	Equity
ROM	ProShares Ultra Technology	ETF
ROOF	IQ US Real Estate Small Cap ETF	ETF
ROP	Roper Technologies, Inc. Common Stock	Equity
RORO	SPDR SSgA Risk Aware ETF	ETF
ROSG	Rosetta Genomics Ltd. - ordinary shares	Equity
ROST	Ross Stores, Inc. - Common Stock	Equity
ROUS	Lattice U.S. Equity Strategy ETF	ETF
ROVI	Rovi Corporation - Common Stock	Equity
ROX	Castle Brands, Inc. Castle Brands, Inc. Common Stock	Equity
ROYT	Pacific Coast Oil Trust Units of Beneficial Interest	Equity
RP	RealPage, Inc. - Common Stock	Equity
RPAI	Retail Properties of America, Inc. Class A Common Stock	Equity
RPAIpA	Retail Properties of America, Inc. Pfd Ser A %	Equity
RPD	Rapid7, Inc. - Common Stock	Equity
RPG	Guggenheim S&P 500 Pure Growth ETF	ETF
RPM	RPM International Inc. Common Stock	Equity
RPRX	Repros Therapeutics Inc. - Common Stock	Equity
RPT	Ramco-Gershenson Properties Trust Common Stock	Equity
RPTP	Raptor Pharmaceutical Corp. - Common Stock	Equity
RPTpD	Ramco-Gershenson Properties Trust 7.25% PERP PFD CONV SHS BEN INT SER D	Equity
RPV	Guggenheim S&P 500 Pure Value ETF	ETF
RPXC	RPX Corporation - Common Stock	Equity
RQI	Cohen & Steers Quality Income Realty Fund Inc Common Shares	Equity
RRC	Range Resources Corporation Common Stock	Equity
RRD	R.R. Donnelley & Sons Company - Common Stock	Equity
RRF	WisdomTree Global Real Return Fund	ETF
RRGB	Red Robin Gourmet Burgers, Inc. - Common Stock	Equity
RRM	RR Media Ltd. - Ordinary Shares	Equity
RRMS	Rose Rock Midstream, L.P. Common Units Representing Limited Partner Interests	Equity
RRR	Red Rock Resorts, Inc. - Class A Common Stock	Equity
RRTS	Roadrunner Transportation Systems, Inc Common Stock	Equity
RS	Reliance Steel & Aluminum Co. Common Stock (DE)	Equity
RSCO	SPDR Russell Small Cap Completeness ETF	ETF
RSE	Rouse Properties, Inc. Common Stock	Equity

RSG	Republic Services, Inc. Common Stock	Equity
RSO	Resource Capital Corp. Resource Capital Corp. Common Stock	Equity
RSOpA	Resource Capital Corp. 8.50% Series A Cumulative Redeemable Preferred Stock	Equity
RSOpB	Resource Capital Corp. Pfd Ser B	Equity
RSOpC	Resource Capital Corp. Preferred Series C	Equity
RSP	Guggenheim S&P 500 Equal Weight ETF	ETF
RSPP	RSP Permian, Inc. Common Stock	Equity
RST	Rosetta Stone Rosetta Stone, Inc.	Equity
RSTI	Rofin-Sinar Technologies, Inc. - Common Stock	Equity
RSX	VanEck Vectors Russia ETF	ETF
RSXJ	VanEck Vectors Russia Small-Cap ETF	ETF
RSYS	RadiSys Corporation - Common Stock	Equity
RT	Ruby Tuesday, Inc. Common Stock	Equity
RTEC	Rudolph Technologies, Inc. Common Stock	Equity
RTH	VanEck Vectors Retail ETF	ETF
RTIX	RTI Surgical, Inc. - Common Stock	Equity
RTK	Rentech, Inc. - Common Stock	Equity
RTLA	iPath Long Extended Russell 2000 TR Index ETN	Equity
RTM	Guggenheim S&P 500 Equal Weight Materials ETF	ETF
RTN	Raytheon Company Common Stock	Equity
RTR	Oppenheimer ADR Revenue ETF	ETF
RTRX	Retrophin, Inc. - Common Stock	Equity
RTTR	Ritter Pharmaceuticals, Inc. - Common Stock	Equity
RUBI	The Rubicon Project, Inc. Common Stock	Equity
RUN	Sunrun Inc. - Common Stock	Equity
RUSHA	Rush Enterprises, Inc. - Class A Common Stock	Equity
RUSHB	Rush Enterprises, Inc. - Class B Common Stock	Equity
RUSL	Direxion Daily Russia Bull 3x Shares	ETF
RUSS	Direxion Daily Russia Bear 3x Shares	ETF
RUTH	Ruth's Hospitality Group, Inc. - Common Stock	Equity
RVLT	Revolution Lighting Technologies, Inc. - Common Stock	Equity
RVNC	Revance Therapeutics, Inc. - Common Stock	Equity
RVNU	Deutsche X-Trackers Municipal Infrastructure Revenue Bond ETF	ETF
RVP	Retractable Technologies, Inc. Common Stock	Equity
RVSB	Riverview Bancorp Inc - Common Stock	Equity
RVT	Royce Value Trust, Inc. Common Stock	Equity
RWC	RELM Wireless Corporation Common Stock	Equity
RWJ	Oppenheimer Small Cap Revenue ETF	ETF
RWK	Oppenheimer Mid Cap Revenue ETF	ETF
RWL	Oppenheimer Large Cap Revenue ETF	ETF
RWLK	ReWalk Robotics Ltd - Ordinary Shares	Equity
RWM	ProShares Short Russell2000	ETF
RWO	SPDR DJ Wilshire Global Real Estate ETF	ETF
RWR	SPDR DJ Wilshire REIT ETF	ETF
RWT	Redwood Trust, Inc. Common Stock	Equity
RWV	Oppenheimer Navallier Overall A-100 Revenue ETF	ETF
RWW	Oppenheimer Financials Sector Revenue ETF	ETF
RWX	SPDR DJ Wilshire Intl Real Estate	ETF
RWXL	ETRACS Monthly Pay 2XLeveraged Dow Jones International Real Estate ETN	Equity
RXD	ProShares UltraShort Health Care	ETF
RXDX	Ignyta, Inc. - Common Stock	Equity

RXI	iShares Global Consumer Discretionary ETF	ETF
RXII	RXi Pharmaceuticals Corporation - Common Stock	Equity
RXL	ProShares Ultra Health Care	ETF
RXN	Rexnord Corporation Common Stock	Equity
RY	Royal Bank Of Canada Common Stock	Equity
RYAAY	Ryanair Holdings plc - American Depositary Shares, each representing five Ordinary Shares	Equity
RYAM	Rayonier Advanced Materials Inc. Common Stock	Equity
RYE	Guggenheim S&P 500 Equal Weight Energy ETF	ETF
RYF	Guggenheim S&P 500 Equal Weight Financials ETF	ETF
RYH	Guggenheim S&P 500 Equal Weight Healthcare ETF	ETF
RYI	Ryerson Holding Corporation Common Stock	Equity
RYJ	Guggenheim Raymond James SB-1 Equity Fund	ETF
RYN	Rayonier Inc. REIT Common Stock	Equity
RYpS	Royal Bank Of Canada 5.50% Non-Cumulative Perpetual First Preferred Shares, Series C-1	Equity
RYpT	Royal Bank Of Canada 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2	Equity
RYT	Guggenheim S&P 500 Equal Weight Technology ETF	ETF
RYU	Guggenheim S&P 500 Equal Weight Utilities ETF	ETF
RZA	Reinsurance Group of America, Incorporated 6.20% Fixed-to-Floating Rate Subordinated Debentures due 2042	Equity
RZB	Reinsurance Group of America, Incorporated 5.75% Fixed-To-Floating Rate Subordinated Debentures due 2056	Equity
RZG	Guggenheim S&P Smallcap 600 Pure Growth ETF	ETF
RZV	Guggenheim S&P Smallcap 600 Pure Value ETF	ETF
S	Sprint Corporation Common Stock	Equity
SA	Seabridge Gold, Inc. Ordinary Shares (Canada)	Equity
SAA	ProShares Ultra SmallCap600	ETF
SAAS	inContact, Inc. - Common Stock	Equity
SABR	Sabre Corporation - Common Stock	Equity
SAEX	SAExploration Holdings, Inc. - Common Stock	Equity
SAFM	Sanderson Farms, Inc. - Common Stock	Equity
SAFT	Safety Insurance Group, Inc. - Common Stock	Equity
SAGE	Sage Therapeutics, Inc. - Common Stock	Equity
SAGG	Direxion Daily Total Bond Market Bear 1X Shares	ETF
SAH	Sonic Automotive, Inc. Common Stock	Equity
SAIA	Saia, Inc. - Common Stock	Equity
SAIC	SCIENCE APPLICATIONS INTERNATIONAL CORPORATION Common Stock	Equity
SAJA	Sajan, Inc. - Common Stock	Equity
SAL	Salisbury Bancorp, Inc. - Common Stock	Equity
SALE	RetailMeNot, Inc. - Series 1 Common Stock	Equity
SALM	Salem Media Group, Inc. - Class A Common Stock	Equity
SALT	Scorpio Bulkers Inc. Common Stock	Equity
SAM	Boston Beer Company, Inc. (The) Common Stock	Equity
SAMG	Silvercrest Asset Management Group Inc. - Common Stock	Equity
SAN	Banco Santander, S.A. Sponsored ADR (Spain)	Equity
SAND	Sandstorm Gold Ltd. Ordinary Shares (Canada)	Equity
SANM	Sanmina Corporation - Common Stock	Equity
SANpA	Banco Santander, S.A. 6.80% Non-cumulative Series 4 Guaranteed Preferred Securities	Equity
SANpB	Santander Finance Preferred SA Unipersonal Floating Rate Non-cumulative Series 6 Guaranteed Preferred Securities	Equity
SANpC	Banco Santander, S.A. 6.50% Non-Cumulative Series 5 Guaranteed Preferred Securities	Equity

SANpI	Banco Santander Central Hispano, S.A. Santander Finance Preferred S.A. Unipersonal 6.41% Non-Cumulative Guaranteed Preferred Securities, Series 1	Equity
SANW	S&W Seed Company - Common Stock	Equity
SAP	SAP SE ADS	Equity
SAQ	Saratoga Investment Corp 7.50% Notes due 2020	Equity
SAR	Saratoga Investment Corp New	Equity
SASR	Sandy Spring Bancorp, Inc. - Common Stock	Equity
SATS	EchoStar Corporation - common stock	Equity
SAUC	Diversified Restaurant Holdings, Inc. - Common Stock	Equity
SAVE	Spirit Airlines, Inc. - Common Stock	Equity
SB	Safe Bulkers, Inc Common Stock ($0.001 par value)	Equity
SBAC	SBA Communications Corporation - Common Stock	Equity
SBB	ProShares Short SmallCap600	ETF
SBBP	Strongbridge Biopharma plc - Ordinary Shares	Equity
SBBX	Sussex Bancorp - Common Stock	Equity
SBCF	Seacoast Banking Corporation of Florida - Common Stock	Equity
SBCP	Sunshine Bancorp, Inc. - Common Stock	Equity
SBEU	ETFS Diversified-Factor Developed Europe Index Fund	ETF
SBFG	SB Financial Group, Inc. - Common Stock	Equity
SBFGP	SB Financial Group, Inc. - Depositary Shares each representing a 1/100th interest in a 6.50% Noncumulative convertible perpetual preferred share, Series A	Equity
SBGI	Sinclair Broadcast Group, Inc. - Class A Common Stock	Equity
SBGL	Sibanye Gold Limited American Depositary Shares (Each representing four ordinary shares)	Equity
SBH	Sally Beauty Holdings, Inc. (Name to be changed from Sally Holdings, Inc.) Common Stock	Equity
SBI	Western Asset Intermediate Muni Fund Inc Common Stock	Equity
SBIO	ALPS Medical Breakthroughs ETF	ETF
SBLK	Star Bulk Carriers Corp. - Common Shares	Equity
SBLKL	Star Bulk Carriers Corp. - 8.00% Senior Notes Due 2019	Equity
SBM	Short Basic Materials	ETF
SBNA	Scorpio Tankers Inc. 6.75% Senior Notes due 2020	Equity
SBNB	Scorpio Tankers Inc. 7.50% Senior Notes Due 2017	Equity
SBND	DB 3X Short 25 Year Treasury Bond ETN	Equity
SBNY	Signature Bank - Common Stock	Equity
SBNYW	Signature Bank - Warrants 12/12/2018	Equity
SBOT	Stellar Biotechnologies, Inc. - Common Stock	Equity
SBpB	Safe Bulkers, Inc 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares	Equity
SBpC	Safe Bulkers, Inc Cumulative Redeemable Perpetual Preferred Series C (Marshall Islands)	Equity
SBpD	Safe Bulkers, Inc Perpetual Preferred Series D (Marshall Islands)	Equity
SBPH	Spring Bank Pharmaceuticals, Inc. - Common Stock	Equity
SBR	Sabine Royalty Trust Common Stock	Equity
SBRA	Sabra Healthcare REIT, Inc. - Common Stock	Equity
SBRAP	Sabra Healthcare REIT, Inc. - 7.125% Preferred Series A (United States)	Equity
SBS	Companhia de saneamento Basico Do Estado De Sao Paulo - Sabesp American Depositary Shares (Each repstg 250 Common Shares)	Equity
SBSA	Spanish Broadcasting System, Inc. - Class A Common Stock	Equity
SBSI	Southside Bancshares, Inc. - Common Stock	Equity
SBUS	ETFS Diversified-Factor U.S. Large Cap Index Fund	ETF
SBUX	Starbucks Corporation - Common Stock	Equity
SBV	iPath Pure Beta Broad Commodity ETN	Equity
SBW	Western Asset Worldwide Income Fund Inc. Common Stock	Equity
SBY	Silver Bay Realty Trust Corp. Common Stock	Equity

SC	Santander Consumer USA Holdings Inc. Common Stock	Equity
SCAI	Surgical Care Affiliates, Inc. - Common Stock	Equity
SCC	ProShares UltraShort Consumer Services	ETF
SCCO	Southern Copper Corporation Common Stock	Equity
SCD	LMP Capital and Income Fund Inc. Common Stock	Equity
SCEpB	Southern California Edison Company 4.08% Preferred Stock	Equity
SCEpC	Southern California Edison Company 4.24% Preferred Stock	Equity
SCEpD	Southern California Edison Company 4.32% Preferred Stock	Equity
SCEpE	Southern California Edison Company 4.78% Preferred Stock	Equity
SCEpF	Southern California Edison Trust I Trust Preferred Securities	Equity
SCEpG	SCE Trust II Trust Preferred Securities	Equity
SCEpH	SCE Trust III Fixed/Floating Rate Trust Preference Securities	Equity
SCEpJ	Southern California Edison Company 5.375% Fixed-to-Floating Rate Trust Preference Securities	Equity
SCEpK	Southern California Edison Company 5.45% Fixed-to-Floating Rate Trust Preference Securities	Equity
SCG	SCANA Corporation Common Stock	Equity
SCHA	Schwab U.S. Small-Cap ETF	ETF
SCHB	Schwab U.S. Broad Market ETF	ETF
SCHC	Schwab International Small-Cap Equity ETF	ETF
SCHD	Schwab US Dividend Equity ETF	ETF
SCHE	Schwab Emerging Markets Equity ETF	ETF
SCHF	Schwab International Equity ETF	ETF
SCHG	Schwab U.S. Large-Cap Growth ETF	ETF
SCHH	Schwab U.S. REIT ETF	ETF
SCHL	Scholastic Corporation - Common Stock	Equity
SCHM	Schwab U.S. Mid Cap ETF	ETF
SCHN	Schnitzer Steel Industries, Inc. - Class A Common Stock	Equity
SCHO	Schwab Short-Term U.S. Treasury ETF	ETF
SCHP	Schwab U.S. TIPs ETF	ETF
SCHR	Schwab Intermediate-Term U.S. Treasury ETF	ETF
SCHV	Schwab U.S. Large-Cap Value ETF	ETF
SCHW	Charles Schwab Corporation (The) Common Stock	Equity
SCHWpB	Charles Schwab Corporation Depositary Shares Representing 1/40th Int Sh Non Cumulative Preferred Stock Series B	Equity
SCHWpC	The Charles Schwab Corporation Depositary Shares each representing 1/40th interest in a share of 6% Non-Cumulative Perpetual Preferred Stock, Series C	Equity
SCHWpD	The Charles Schwab Corporation Depositary Shares each representing 1/40th interest in a share of 5.95% Non-Cumulative Perpetual Preferred Stock, Series D	Equity
SCHX	Schwab U.S. Large-Cap ETF	ETF
SCHZ	Schwab US Aggregate Bond ETF	ETF
SCI	Service Corporation International Common Stock	Equity
SCID	Global X Scientific Beta Europe ETF	ETF
SCIF	VanEck Vectors India Small-Cap Index ETF	ETF
SCIJ	Global X Scientific Beta Japan ETF	ETF
SCIN	EGShares India Small Cap ETF	ETF
SCIU	Global X Scientific Beta US ETF	ETF
SCIX	Global X Scientific Beta Asia ex-Japan ETF	ETF
SCJ	iShares MSCI Japan Sm Cap	ETF
SCL	Stepan Company Common Stock	Equity
SCLN	SciClone Pharmaceuticals, Inc. - Common Stock	Equity
SCM	Stellus Capital Investment Corporation Common Stock	Equity

SCMP	Sucampo Pharmaceuticals, Inc. - Class A Common Stock	Equity
SCNB	Suffolk Bancorp Common Stock	Equity
SCO	ProShares UltraShort Bloomberg Crude Oil	ETF
SCON	Superconductor Technologies Inc. - Common Stock	Equity
SCOR	comScore, Inc. - Common Stock	Equity
SCPB	SPDR Barclays Short Term Corporate Bond ETF	ETF
SCQ	Stellus Capital Investment Corporation 6.50% Notes due 2019	Equity
SCS	Steelcase Inc. Common Stock	Equity
SCSC	ScanSource, Inc. - Common Stock	Equity
SCSS	Select Comfort Corporation - Common Stock	Equity
SCTO	Global X JPMorgan US Sector Rotator Index ETF	ETF
SCTY	SolarCity Corporation - Common Stock	Equity
SCVL	Shoe Carnival, Inc. - Common Stock	Equity
SCWX	SecureWorks Corp. - Class A Common Stock	Equity
SCX	L.S. Starrett Company (The) Common Stock	Equity
SCYX	SCYNEXIS, Inc. - Common Stock	Equity
SCZ	iShares MSCI EAFE Small-Cap ETF	ETF
SDD	ProShares UltraShort SmallCap600	ETF
SDEM	Global X SuperDividend Emerging Markets ETF	ETF
SDIV	Global X SuperDividend ETF	ETF
SDLP	Seadrill Partners LLC Common Units Representing Limited Liability Company Interests	Equity
SDOG	ALPS Sector Dividend Dogs ETF	ETF
SDOW	UltraPro Short Dow30	ETF
SDP	ProShares UltraShort Utilities	ETF
SDPI	Superior Drilling Products, Inc. Common Stock	Equity
SDR	SandRidge Mississippian Trust II Common Units representing Beneficial Interests	Equity
SDRL	Seadrill Limited Ordinary Shares (Bermuda)	Equity
SDS	ProShares UltraShort S&P500	ETF
SDT	SandRidge Mississippian Trust I Common Units of Beneficial Interest	Equity
SDY	SPDR S&P Dividend ETF	ETF
SDYL	ETRACS Monthly Pay 2xLeveraged S&P Dividend ETN	Equity
SE	Spectra Energy Corp Common Stock	Equity
SEA	Guggenheim Shipping ETF	ETF
SEAC	SeaChange International, Inc. - Common Stock	Equity
SEAS	SeaWorld Entertainment, Inc. Common Stock	Equity
SEB	Seaboard Corporation Common Stock	Equity
SEDG	SolarEdge Technologies, Inc. - Common Stock	Equity
SEE	Sealed Air Corporation Common Stock	Equity
SEED	Origin Agritech Limited - Common Stock	Equity
SEF	ProShares Short Financials	ETF
SEIC	SEI Investments Company - Common Stock	Equity
SELF	Global Self Storage, Inc. - Common Stock	Equity
SEM	Select Medical Holdings Corporation Common Stock	Equity
SEMG	Semgroup Corporation Class A Common Stock	Equity
SEMI	SunEdison Semiconductor Limited - Ordinary Shares	Equity
SENEA	Seneca Foods Corp. - Class A Common Stock	Equity
SENEB	Seneca Foods Corp. - Class B Common Stock	Equity
SENS	Senseonics Holdings, Inc. Common Stock	Equity
SEP	Spectra Energy Partners, LP Common Units representing Limited Partner Interests	Equity
SERV	ServiceMaster Global Holdings, Inc. Common Stock	Equity
SEV	Sevcon, Inc. - Common Stock	Equity

SF	Stifel Financial Corporation Common Stock	Equity
SFBC	Sound Financial Bancorp, Inc. - Common Stock	Equity
SFBS	ServisFirst Bancshares, Inc. - Common Stock	Equity
SFE	Safeguard Scientifics, Inc. New Common Stock	Equity
SFHY	WisdomTree Fundamental U.S. Short-Term High Yield Corporate Bond Fund	ETF
SFIG	WisdomTree Fundamental U.S. Short-Term Corporate Bond Fund	ETF
SFL	Ship Finance International Limited	Equity
SFLA	iPath Long Extended S&P 500 TR Index ETN	Equity
SFLY	Shutterfly, Inc. - Common Stock	Equity
SFM	Sprouts Farmers Market, Inc. - Common Stock	Equity
SFN	Stifel Financial Corporation 5.375% Senior Notes due December 2022	Equity
SFNC	Simmons First National Corporation - Common Stock	Equity
SFR	Colony Starwood Homes Common Shares of Beneficial Interes	Equity
SFS	Smart & Final Stores, Inc. Common Stock	Equity
SFST	Southern First Bancshares, Inc. - Common Stock	Equity
SFUN	SouFun Holdings Limited American Depositary Shares (Each representing Four Class A Ordinary Shares, HK$1.00 par value)	Equity
SGA	Saga Communications, Inc. New Class A Common Stock	Equity
SGAR	iPath Pure Beta Sugar ETN	Equity
SGB	Southwest Georgia Financial Corporation Common Stock	Equity
SGBK	Stonegate Bank - Common Stock	Equity
SGC	Superior Uniform Group, Inc. - Common Stock	Equity
SGDJ	ALPS ETF Trust Sprott Junior Gold Miners ETF	ETF
SGDM	Sprott Gold Miners ETF	ETF
SGEN	Seattle Genetics, Inc. - Common Stock	Equity
SGF	Aberdeen Singapore Fund, Inc. Common Stock	Equity
SGG	iPath Bloomberg Sugar Subindex Total Return Sm Index ETN	Equity
SGI	Silicon Graphics International Corp - Common Stock	Equity
SGM	Stonegate Mortgage Corporation Common Stock	Equity
SGMA	SigmaTron International, Inc. - Common Stock	Equity
SGMO	Sangamo BioSciences, Inc. - Common Stock	Equity
SGMS	Scientific Games Corp - Class A Common Stock	Equity
SGNL	Signal Genetics, Inc. - Common Stock	Equity
SGNT	Sagent Pharmaceuticals, Inc. - Common Stock	Equity
SGOC	SGOCO Group, Ltd - Ordinary Shares (Cayman Islands)	Equity
SGOL	ETFS Physical Swiss Gold Shares	ETF
SGRP	SPAR Group, Inc. - Common Stock	Equity
SGRY	Surgery Partners, Inc. - Common Stock	Equity
SGU	Star Gas Partners, L.P. Common Stock	Equity
SGY	Stone Energy Corporation Common Stock	Equity
SGYP	Synergy Pharmaceuticals, Inc. - Common Stock	Equity
SGYPU	Synergy Pharmaceuticals, Inc. - Unit	Equity
SGYPW	Synergy Pharmaceuticals, Inc. - Warrants	Equity
SGZA	Selective Insurance Group, Inc. 5.875% Senior Notes due 2043	Equity
SH	ProShares Short S&P500	ETF
SHAK	Shake Shack, Inc. Class A Common Stock	Equity
SHBI	Shore Bancshares Inc - Common Stock	Equity
SHE	SPDR Series Trust SPDR SSGA Gender Diversity Index ETF	ETF
SHEN	Shenandoah Telecommunications Co - Common Stock	Equity
SHG	Shinhan Financial Group Co Ltd American Depositary Shares	Equity
SHI	SINOPEC Shangai Petrochemical Company, Ltd. Common Stock	Equity

SHIP	Seanergy Maritime Holdings Corp - Common Stock	Equity
SHLD	Sears Holdings Corporation - Common Stock	Equity
SHLDW	Sears Holdings Corporation - Warrant	Equity
SHLM	A. Schulman, Inc. - Common Stock	Equity
SHLO	Shiloh Industries, Inc. - Common Stock	Equity
SHLX	Shell Midstream Partners, L.P. Common Units representing Limited Partner Interests	Equity
SHM	SPDR Nuveen Barclays Short Term Municipal Bond ETF	ETF
SHO	Sunstone Hotel Investors, Inc. Sunstone Hotel Investors, Inc. Common Shares	Equity
SHOO	Steven Madden, Ltd. - Common Stock	Equity
SHOP	Shopify Inc. Class A Subordinate Voting Shares	Equity
SHOpE	Sunstone Hotel Investors, Inc. 6.950% Series E Cumulative Redeemable Preferred Stock	Equity
SHOpF	Sunstone Hotel Investors, Inc. 6.450% Series F Cumulative Redeemable Preferred Stock	Equity
SHOR	ShoreTel, Inc. - Common Stock	Equity
SHOS	Sears Hometown and Outlet Stores, Inc. - Common Stock	Equity
SHPG	Shire plc - American Depositary Shares, each representing three Ordinary Shares	Equity
SHSP	SharpSpring, Inc. - Common Stock	Equity
SHV	iShares Short Treasury Bond ETF	ETF
SHW	Sherwin-Williams Company (The) Common Stock	Equity
SHY	iShares 1-3 Year Treasury Bond ETF	ETF
SHYD	VanEck Vectors Short High-Yield Municipal Index ETF	ETF
SHYG	iShares 0-5 Year High Yield Corporate Bond ETF	ETF
SICK	Direxion Daily Healthcare Bear 3X Shares	ETF
SID	Companhia Siderurgica Nacional S.A. Common Stock	Equity
SIEB	Siebert Financial Corp. - Common Stock	Equity
SIEN	Sientra, Inc. - Common Stock	Equity
SIF	SIFCO Industries, Inc. Common Stock	Equity
SIFI	SI Financial Group, Inc. - Common Stock	Equity
SIFY	Sify Technologies Limited - American Depository Shares, each represented by one Equity Share	Equity
SIG	Signet Jewelers Limited Common Shares	Equity
SIGI	Selective Insurance Group, Inc. - Common Stock	Equity
SIGM	Sigma Designs, Inc. - Common Stock	Equity
SIJ	ProShares UltraShort Industrials	ETF
SIL	Global X Silver Miners ETF	ETF
SILC	Silicom Ltd - Ordinary Shares	Equity
SILJ	PureFunds ISE Junior Silver (Small cap Miners/Explorers)	ETF
SIM	Grupo Simec, S.A.B. de C.V. American Depositary Shares	Equity
SIMO	Silicon Motion Technology Corporation - American Depositary Shares, each representing four ordinary shares	Equity
SINA	Sina Corporation - Ordinary Shares	Equity
SINO	Sino-Global Shipping America, Ltd. - Common Stock	Equity
SIPE	SPDR Barclays 0-5 Year TIPS ETF	ETF
SIR	Select Income REIT Common Shares of Beneficial Interest	Equity
SIRI	Sirius XM Holdings Inc. - Common Stock	Equity
SITE	SiteOne Landscape Supply, Inc. Common Stock	Equity
SITO	SITO Mobile, Ltd. - Common Stock	Equity
SIVB	SVB Financial Group - Common Stock	Equity
SIVBO	SVB Financial Group - 7% Cumulative Trust Preferred Securities - SVB Capital II	Equity
SIVR	ETFS Physical Silver Shares Trust ETF	ETF
SIX	Six Flags Entertainment Corporation New Common Stock	Equity
SIZ	QuantShares U.S. Market Neutral Size Fund ETF	ETF

SIZE	iShares Edge MSCI USA Size Factor ETF	ETF
SJB	ProShares Short High Yield	ETF
SJI	South Jersey Industries, Inc. Common Stock	Equity
SJM	J.M. Smucker Company (The) New Common Stock	Equity
SJNK	SPDR Barclays Short Term High Yield Bond ETF	ETF
SJR	Shaw Communications Inc. Common Stock	Equity
SJT	San Juan Basin Royalty Trust Common Stock	Equity
SJW	SJW Corporation Common Stock	Equity
SKF	ProShares UltraShort Financials	ETF
SKIS	Peak Resorts, Inc. - Common Stock	Equity
SKLN	Skyline Medical Inc. - Common Stock	Equity
SKM	SK Telecom Co., Ltd. Common Stock	Equity
SKOR	FlexShares Credit-Scored US Corporate Bond Index Fund	ETF
SKT	Tanger Factory Outlet Centers, Inc. Common Stock	Equity
SKUL	Skullcandy, Inc. - Common Stock	Equity
SKX	Skechers U.S.A., Inc. Common Stock	Equity
SKY	Skyline Corporation Common Stock	Equity
SKYS	Sky Solar Holdings, Ltd. - American Depositary Shares	Equity
SKYW	SkyWest, Inc. - Common Stock	Equity
SKYY	First Trust ISE Cloud Computing Index Fund	ETF
SLAB	Silicon Laboratories, Inc. - Common Stock	Equity
SLB	Schlumberger N.V. Common Stock	Equity
SLCA	U.S. Silica Holdings, Inc. Common Stock	Equity
SLCT	Select Bancorp, Inc. - Common Stock	Equity
SLF	Sun Life Financial Inc. Common Stock	Equity
SLG	SL Green Realty Corporation Common Stock	Equity
SLGN	Silgan Holdings Inc. - Common Stock	Equity
SLGpI	SL Green Realty Corporation Preferred Series I	Equity
SLIM	The Obesity ETF	ETF
SLM	SLM Corporation - Common Stock	Equity
SLMAP	SLM Corporation - 6.97% Cumulative Redeemable Preferred Stock, Series A	Equity
SLMBP	SLM Corporation - Floating Rate Non-Cumulative Preferred Stock, Series B	Equity
SLP	Simulations Plus, Inc. - Common Stock	Equity
SLQD	iShares 0-5 Year Investment Grade Corporate Bond ETF	ETF
SLRA	Solar Capital Ltd. 6.75% Senior Notes due 2042	Equity
SLRC	Solar Capital Ltd. - Common Stock	Equity
SLTB	Scorpio Bulkers Inc. 7.50% Senior Notes due 2019	Equity
SLV	iShares Silver Trust	ETF
SLVO	Credit Suisse AG - Credit Suisse Silver Shares Covered Call Exchange Traded Notes	Equity
SLVP	iShares MSCI Global Silver Miners Fund	ETF
SLW	Silver Wheaton Corp Common Shares (Canada)	Equity
SLX	VanEck Vectors Steel ETF	ETF
SLY	SPDR S&P 600 Small Cap ETF (based on S&P SmallCap 600 Index -- symbol SML)	ETF
SLYG	SPDR S&P 600 Small Cap Growth ETF (based on S&P SmallCap 600 Growth Index --symbol CGK)	ETF
SLYV	SPDR S&P 600 Small Cap Value ETF (based on S&P SmallCap Value Index--symbol--CVK	ETF
SM	SM Energy Company Common Stock	Equity
SMB	VanEck Vectors AMT-Free Short Municipal Index ETF	ETF
SMBC	Southern Missouri Bancorp, Inc. - Common Stock	Equity
SMBK	SmartFinancial, Inc. - Common Stock	Equity
SMCI	Super Micro Computer, Inc. - Common Stock	Equity

SMCP	AlphaMark Actively Managed Small Cap ETF	ETF
SMDD	UltraPro Short MidCap400	ETF
SMDV	ProShares Russell 2000 Dividend Growers ETF	ETF
SMED	Sharps Compliance Corp - Common Stock	Equity
SMEZ	SPDR EURO STOXX Small Cap ETF	ETF
SMFG	Sumitomo Mitsui Financial Group Inc Unsponsored American Depositary Shares (Japan)	Equity
SMG	Scotts Miracle-Gro Company (The) Common Stock	Equity
SMH	VanEck Vectors Semiconductor ETF	ETF
SMHD	ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend ETN due February 6, 2045	Equity
SMI	Semiconductor Manufacturing International Corporation ADR	Equity
SMIN	Ishares MSCI India Small Cap ETF	ETF
SMIT	Schmitt Industries, Inc. - Common Stock	Equity
SMK	ProShares UltraShort MSCI Mexico Capped IMI	ETF
SMLF	iShares Edge MSCI Multifactor USA Small-Cap ETF	ETF
SMLL	Direxiion Daily Small Cap Bull 2X Shares	ETF
SMLP	Summit Midstream Partners, LP Common Units Representing Limited Partner Interests	Equity
SMLR	Semler Scientific, Inc. - Common Stock	Equity
SMLV	SPDR Russell 2000 Low Volatility	ETF
SMM	Salient Midstream Common Shares of Beneficial Interest	Equity
SMMF	Summit Financial Group, Inc. - Common Stock	Equity
SMMT	Summit Therapeutics plc - American Depositary Shares	Equity
SMMU	Short Term Municipal Bond Active Exchange-Traded Fund	ETF
SMN	ProShares UltraShort Basic Materials	ETF
SMP	Standard Motor Products, Inc. Common Stock	Equity
SMRT	Stein Mart, Inc. - Common Stock	Equity
SMSI	Smith Micro Software, Inc. - Common Stock	Equity
SMT	SMART Technologies Inc. - Common Shares	Equity
SMTC	Semtech Corporation - Common Stock	Equity
SMTX	SMTC Corporation - Common Stock	Equity
SN	Sanchez Energy Corporation Common Stock	Equity
SNA	Snap-On Incorporated Common Stock	Equity
SNAK	Inventure Foods, Inc. - Common Stock	Equity
SNBC	Sun Bancorp, Inc. - Common Stock	Equity
SNC	State National Companies, Inc. - Common Stock	Equity
SNCR	Synchronoss Technologies, Inc. - Common Stock	Equity
SNDX	Syndax Pharmaceuticals, Inc. - Common Stock	Equity
SNE	Sony Corporation Common Stock	Equity
SNFCA	Security National Financial Corporation - Class A Common Stock	Equity
SNH	Senior Housing Properties Trust Common Stock	Equity
SNHN	Senior Housing Properties Trust 5.625% Senior Notes due 2042	Equity
SNHO	Senior Housing Properties Trust 6.25% Senior Notes Due 2046	Equity
SNHY	Sun Hydraulics Corporation - Common Stock	Equity
SNI	Scripps Networks Interactive, Inc - Class A Common Stock	Equity
SNLN	Highland/iBoxx Senior Loan ETF	ETF
SNMX	Senomyx, Inc. - Common Stock	Equity
SNN	Smith & Nephew SNATS, Inc. Common Stock	Equity
SNOW	Intrawest Resorts Holdings, Inc. Common Stock	Equity
SNP	China Petroleum & Chemical Corporation Common Stock	Equity
SNPS	Synopsys, Inc. - Common Stock	Equity
SNR	New Senior Investment Group Inc. Common Stock	Equity
SNSS	Sunesis Pharmaceuticals, Inc. - Common Stock	Equity

SNTA	Synta Pharmaceuticals Corp. - Common Stock	Equity
SNV	Synovus Financial Corp. Common Stock	Equity
SNVpC	Synovus Financial Corp. Perp Pfd Ser C Fxd To Fltg	Equity
SNX	Synnex Corporation Common Stock	Equity
SNY	Sanofi American Depositary Shares (Each repstg one-half of one ordinary share)	Equity
SO	Southern Company (The) Common Stock	Equity
SOCL	Global X Social Media Index ETF	ETF
SODA	SodaStream International Ltd. - Ordinary Shares	Equity
SOFO	Sonic Foundry, Inc. - Common Stock	Equity
SOHO	Sotherly Hotels Inc. - Common Stock	Equity
SOHOL	Sotherly Hotels LP - 8.00% Senior Unsecured Notes Due 2018	Equity
SOHOM	Sotherly Hotels LP - 7.00% Senior Notes	Equity
SOHU	Sohu.com Inc. - Common Stock	Equity
SOIL	Global X Fertilizers/Potash ETF	ETF
SOJA	Southern Company (The) Series 2015A 6.25% Junior Subordinated Notes due October 15, 2075	Equity
SOL	Renesola Ltd. Common Shares of Beneficial Interest	Equity
SON	Sonoco Products Company Common Stock	Equity
SONA	Southern National Bancorp of Virginia, Inc. - Common Stock	Equity
SONC	Sonic Corp. - Common Stock	Equity
SONS	Sonus Networks, Inc. - Common Stock	Equity
SOP	ProShares UltraShort Oil & Gas Exploration & Production	ETF
SOR	Source Capital, Inc. Common Stock	Equity
SORL	SORL Auto Parts, Inc. - Common Stock	Equity
SOVB	Cambria Sovereign High Yield Bond ETF	ETF
SOVpC	Santander Holdings USA, Inc. Dep Shs repstg 1/1000 Perp Pfd Ser C	Equity
SOXL	Direxion Daily Semiconductor Bull 3x Shares	ETF
SOXS	Direxion Daily Semiconductor Bear 3x Shares	ETF
SOXX	iShares PHLX SOX Semiconductor Sector Index Fund	ETF
SOYB	Teucrium Soybean Fund ETV	ETF
SP	SP Plus Corporation - Common Stock	Equity
SPA	Sparton Corporation Common Stock	Equity
SPAN	Span-America Medical Systems, Inc. - Common Stock	Equity
SPAR	Spartan Motors, Inc. - Common Stock	Equity
SPB	Spectrum Brands Holdings, Inc. Common Stock	Equity
SPCB	SuperCom, Ltd. - Ordinary Shares	Equity
SPDN	Direxion Daily S&P 500 Bear 1X Shares	ETF
SPE	Special Opportunities Fund, Inc Common Stock	Equity
SPEX	Spherix Incorporated - Common Stock	Equity
SPFF	Global X SuperIncome Preferred ETF	ETF
SPG	Simon Property Group, Inc. Common Stock	Equity
SPGH	UBS E-TRACS S&P 500 Gold Hedged ETN	Equity
SPGI	S&P Global Inc. Common Stock	Equity
SPGpJ	Simon Property Group, Inc. Simon Property Group 8 3/8% Series J Cumulative Redeemable Preferred Stock	Equity
SPH	Suburban Propane Partners, L.P. Common Stock	Equity
SPHB	PowerShares S&P 500 High Beta Portfolio	ETF
SPHD	PowerShares S&P 500 High Dividend Low Volatility Portfolio	ETF
SPHQ	PowerShares S&P 500 Quality Portfolio	ETF
SPHS	Sophiris Bio, Inc. - Common Shares	Equity
SPI	SPI Energy Co., Ltd. - American Depositary Shares	Equity

SPIL	Siliconware Precision Industries Company, Ltd. - ADS represents common shares	Equity
SPKE	Spark Energy, Inc. - Class A Common Stock	Equity
SPLK	Splunk Inc. - Common Stock	Equity
SPLP	Steel Partners Holdings LP LTD PARTNERSHIP UNIT	Equity
SPLS	Staples, Inc. - Common Stock	Equity
SPLV	PowerShares S&P 500 Low Volatility Portfolio ETF	ETF
SPLX	ETRACS Monthly Reset 2xLeveraged S&P 500 Total Return ETN	Equity
SPMO	PowerShares S&P 500 Momentum Portfolio	ETF
SPN	Superior Energy Services, Inc. Common Stock	Equity
SPNC	The Spectranetics Corporation - Common Stock	Equity
SPNE	SeaSpine Holdings Corporation - Common Stock	Equity
SPNS	Sapiens International Corporation N.V. - Common Shares	Equity
SPOK	Spok Holdings, Inc. - Common Stock	Equity
SPP	Sanchez Production Partners LP Common Stock	Equity
SPPI	Spectrum Pharmaceuticals, Inc. - Common Stock	Equity
SPPP	Sprott Physical Platinum and Palladium Trust	ETF
SPR	Spirit Aerosystems Holdings, Inc. Common Stock	Equity
SPRT	support.com, Inc. - Common Stock	Equity
SPSC	SPS Commerce, Inc. - Common Stock	Equity
SPTN	SpartanNash Company - Common Stock	Equity
SPU	SkyPeople Fruit Juice, Inc. - Common Stock	Equity
SPUN	VanEck Vectors Global Spin-Off ETF	ETF
SPUU	Direxion Daily S&P 500 Bull 2X Shares	ETF
SPVU	PowerShares S&P 500 Value Portfolio	ETF
SPWH	Sportsman's Warehouse Holdings, Inc. - Common Stock	Equity
SPWR	SunPower Corporation - Common Stock	Equity
SPXC	SPX Corporation Common Stock	Equity
SPXE	ProShares S&P 500 Ex-Energy ETF	ETF
SPXH	Janus Velocity Volatility Hedged Large Cap ETF	ETF
SPXL	Direxion Daily S&P 500 Bull 3X Shares	ETF
SPXN	ProShares S&P 500 Ex-Financials ETF	ETF
SPXS	Direxion Daily S&P 500 Bear 3X	ETF
SPXT	ProShares S&P 500 Ex-Technology ETF	ETF
SPXU	ProShares UltraPro Short S&P500	ETF
SPXV	ProShares S&P 500 Ex-Health Care ETF	ETF
SPXX	Nuveen S&P 500 Dynamic Overwrite Fund	Equity
SPY	SPDR S&P 500	ETF
SPYB	SPDR S&P 500 Buyback ETF	ETF
SPYD	SPDR S&P 500 High Dividend ETF	ETF
SPYG	SPDR S&P 500 Growth ETF (based on S&P 500 Growth Index symbol--SGX)	ETF
SPYV	SPDR S&P 500 Value ETF (based on S&P 500 Value Index--symbol: SVX)	ETF
SPYX	SPDR S&P 500 Fossil Fuel Free ETF	ETF
SQ	Square, Inc. Class A Common Stock	Equity
SQBG	Sequential Brands Group, Inc. - Common Stock	Equity
SQI	SciQuest, Inc. - Common Stock	Equity
SQM	Sociedad Quimica y Minera S.A. Common Stock	Equity
SQNM	Sequenom, Inc. - Common Stock	Equity
SQNS	Sequans Communications S.A. American Depositary Shares, each representing one Ordinary Share	Equity
SQQQ	ProShares UltraPro Short QQQ	ETF
SR	Spire Inc. Common Stock	Equity

SRAQ	Silver Run Acquisition Corporation - Class A Common Stock	Equity
SRAQU	Silver Run Acquisition Corporation - Units	Equity
SRAQW	Silver Run Acquisition Corporation - Warrants	Equity
SRC	Spirit Realty Capital, Inc. Common Stock	Equity
SRCE	1st Source Corporation - Common Stock	Equity
SRCL	Stericycle, Inc. - Common Stock	Equity
SRCLP	Stericycle, Inc. - Depository Receipt	Equity
SRDX	SurModics, Inc. - Common Stock	Equity
SRE	Sempra Energy Common Stock	Equity
SRET	Global X SuperDividend REIT ETF	ETF
SREV	ServiceSource International, Inc. - Common Stock	Equity
SRF	Cushing Energy Income Fund Common Shares of Beneficial Interest	Equity
SRG	Seritage Growth Properties Class A Common Stock	Equity
SRI	Stoneridge, Inc. Common Stock	Equity
SRLN	SPDR Blackstone GSO Senior Loan ETF	ETF
SRLP	Sprague Resources LP Common Units representing Limited Partner Interests	Equity
SRNE	Sorrento Therapeutics, Inc. - Common Stock	Equity
SRPT	Sarepta Therapeutics, Inc. - Common Stock	Equity
SRS	ProShares UltraShort Real Estate	ETF
SRSC	Sears Canada Inc. - Common Shares	Equity
SRT	StarTek, Inc. Common Stock	Equity
SRTSU	Sensus Healthcare, Inc. - Units	Equity
SRTY	ProShares UltraPro Short Russell2000	ETF
SRV	The Cushing MLP Total Return Fund Common Shares of Beneficial Interest	Equity
SSB	South State Corporation - Common Stock	Equity
SSBI	Summit State Bank - Common Stock	Equity
SSD	Simpson Manufacturing Company, Inc. Common Stock	Equity
SSFN	Stewardship Financial Corp - Common Stock	Equity
SSG	ProShares UltraShort Semiconductors	ETF
SSH	Sunshine Heart Inc - Common Stock	Equity
SSI	Stage Stores, Inc. Common Stock	Equity
SSKN	Strata Skin Sciences, Inc. - Common Stock	Equity
SSL	Sasol Ltd. American Depositary Shares	Equity
SSN	Samson Oil & Gas Limited Sponsored ADR (Australia)	Equity
SSNC	SS&C Technologies Holdings, Inc. - Common Stock	Equity
SSNI	Silver Spring Networks, Inc. Common Stock	Equity
SSO	ProShares Ultra S&P500	ETF
SSP	E.W. Scripps Company (The) Common Stock	Equity
SSRG	Symmetry Surgical Inc. - Common Stock	Equity
SSRI	Silver Standard Resources Inc. - Common Stock	Equity
SSS	Sovran Self Storage, Inc. Common Stock	Equity
SST	SPDR Barclays Short Term Treasury ETF	ETF
SSTK	Shutterstock, Inc. Common Stock	Equity
SSW	Seaspan Corporation Seaspan Corporation Common Shares	Equity
SSWN	Seaspan Corporation 6.375% Notes due 2019	Equity
SSWpD	Seaspan Corporation Cumulative Redeemable Perpetual Preferred Series D (Marshall Islands)	Equity
SSWpE	Seaspan Corporation Cumulative Redeemable Perpetual Preferred Series E (Marshall Islands)	Equity
SSWpG	Seaspan Corporation 8.20% Cumulative Redeemable Perpetual Preferred Shares - Series G	Equity
SSY	SunLink Health Systems, Inc. Common Stock	Equity
SSYS	Stratasys, Ltd. - Common Stock	Equity
ST	Sensata Technologies Holding N.V. Ordinary Shares	Equity

STAA	STAAR Surgical Company - Common Stock	Equity
STAF	Staffing 360 Solutions, Inc. - Common Stock	Equity
STAG	Stag Industrial, Inc. Common Stock	Equity
STAGpA	Stag Industrial, Inc. Preferred Series A	Equity
STAGpB	Stag Industrial, Inc. Cum Pfd Ser B	Equity
STAGpC	Stag Industrial, Inc. 6.875% Series C Cumulative Redeemable Preferred Stock	Equity
STAR	iStar Inc. Common Stock	Equity
STARpD	iStar Inc. Series D Cumulative Redeemable Preferred Stock	Equity
STARpE	iStar Inc. 7.875% Series E Cumulative Redeemable	Equity
STARpF	iStar Inc. Series F Cumulative Redeemable Preferred Stock	Equity
STARpG	iStar Inc. Series G Cumulative Redeemable Preferred Stock	Equity
STARpI	iStar Inc. Series I Cumulative Redeemable Preferred Stock	Equity
STAY	Extended Stay America, Inc. Common Stock	Equity
STB	Student Transportation Inc - Common shares	Equity
STBA	S&T Bancorp, Inc. - Common Stock	Equity
STBZ	State Bank Financial Corporation. - Common Stock	Equity
STC	Stewart Information Services Corporation Common Stock	Equity
STDY	SteadyMed Ltd. - Ordinary Shares	Equity
STE	STERIS plc Ordinary Shares	Equity
STEM	StemCells, Inc. - Common Stock	Equity
STFC	State Auto Financial Corporation - Common Stock	Equity
STI	SunTrust Banks, Inc. Common Stock	Equity
STI/WS/A	SunTrust Banks, Inc. Class A Warrant (Expiring December 31, 2018)	Equity
STI/WS/B	SunTrust Banks, Inc. Class B Warrant (Expiring November 14, 2018)	Equity
STIP	iShares 0-5 Year TIPS Bond ETF	ETF
STIpA	SunTrust Banks, Inc. Dep Shs repstg 1/4000 Perpetual Pfd Stk Ser A	Equity
STIpE	SunTrust Banks, Inc. Depositary Shares Representing Perpetual Preferred Series E	Equity
STJ	St. Jude Medical, Inc. Common Stock	Equity
STK	Columbia Seligman Premium Technology Growth Fund Inc	Equity
STKL	SunOpta, Inc. - Common Stock	Equity
STKS	The ONE Group Hospitality, Inc. - Common Stock	Equity
STL	Sterling Bancorp	Equity
STLD	Steel Dynamics, Inc. - Common Stock	Equity
STLY	Stanley Furniture Company, Inc. - Common Stock	Equity
STM	STMicroelectronics N.V. Common Stock	Equity
STML	Stemline Therapeutics, Inc. - Common Stock	Equity
STMP	Stamps.com Inc. - Common Stock	Equity
STN	Stantec Inc Common Stock	Equity
STNG	Scorpio Tankers Inc. Common Shares	Equity
STO	Statoil ASA	Equity
STON	StoneMor Partners L.P. Common Unit Rep Limited Partnership Interests	Equity
STOR	STORE Capital Corporation Common Stock	Equity
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF	ETF
STPP	Barclays PLC - iPath US Treasury Steepener ETN	Equity
STPZ	PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund	ETF
STR	Questar Corporation Common Stock	Equity
STRA	Strayer Education, Inc. - Common Stock	Equity
STRL	Sterling Construction Company Inc - Common Stock	Equity
STRM	Streamline Health Solutions, Inc. - Common Stock	Equity
STRP	Straight Path Communications Inc. Class B Common Stock	Equity
STRS	Stratus Properties, Inc. - Common Stock	Equity

STRT	Strattec Security Corporation - Common Stock	Equity
STRZA	Starz - Series A Common Stock	Equity
STRZB	Starz - Series B Common Stock	Equity
STS	Supreme Industries, Inc. Common Stock	Equity
STT	State Street Corporation Common Stock	Equity
STTpC	State Street Corporation Dep Shs Representing 1/4000 Ownership Int In Sh Non Cum (Perpertual Pfd Stk Ser C)	Equity
STTpD	State Street Corporation Depositary Shares representing 1/4000th Perpetual Preferred Series D	Equity
STTpE	State Street Corporation Depository Shares, each representing a 1/4,000th ownership interest in a share of Non-Cumulative Perpetual Preferred Stock, Series E, without par value per share	Equity
STTpG	State Street Corporation Depositary shares, each representing a 1/4,000th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative	Equity
STV	China Digital TV Holding Co., Ltd. American Depositary Shares	Equity
STWD	STARWOOD PROPERTY TRUST, INC. Starwood Property Trust Inc.	Equity
STX	Seagate Technology PLC - Ordinary Shares (Ireland)	Equity
STXS	Stereotaxis, Inc. - Common Stock	Equity
STZ	Constellation Brands, Inc. Common Stock	Equity
STZ/B	Constellation Brands, Inc. Common Stock	Equity
SU	Suncor Energy Inc. Common Stock	Equity
SUB	iShares Short-Term National Muni Bond ETF	ETF
SUI	Sun Communities, Inc. Common Stock	Equity
SUIpA	Sun Communities, Inc. Preferred Series A	Equity
SUM	Summit Materials, Inc. Class A Common Stock	Equity
SUMR	Summer Infant, Inc. - Common Stock	Equity
SUN	Sunoco LP Common Units representing limited partner interests	Equity
SUNS	Solar Senior Capital Ltd. - Common Stock	Equity
SUNW	Sunworks, Inc. - Common Stock	Equity
SUP	Superior Industries International, Inc. Common Stock (DE)	Equity
SUPN	Supernus Pharmaceuticals, Inc. - Common Stock	Equity
SUPV	Grupo Supervielle S.A. American Depositary Shares each Representing five Class B shares	Equity
SVA	Sinovac Biotech, Ltd. - Ordinary Shares (Antigua/Barbudo)	Equity
SVBI	Severn Bancorp Inc - Common Stock	Equity
SVT	Servotronics, Inc. Common Stock	Equity
SVU	SuperValu Inc. Common Stock	Equity
SVVC	Firsthand Technology Value Fund, Inc. - Common Stock	Equity
SVXY	ProShares Short VIX Short Term Futures ETF	ETF
SWC	Stillwater Mining Company Common Stock ($0.01 Par Value)	Equity
SWFT	Swift Transportation Company Class A Common Stock	Equity
SWH	Stanley Black & Decker, Inc. Corp Unit 2013	Equity
SWHC	Smith & Wesson Holding Corporation - Common Stock	Equity
SWIR	Sierra Wireless, Inc. - Common Stock	Equity
SWJ	Stanley Black & Decker, Inc. 5.75% Junior Subordinated Debenture due 2052	Equity
SWK	Stanley Black & Decker, Inc. Common Stock	Equity
SWKS	Skyworks Solutions, Inc. - Common Stock	Equity
SWM	Schweitzer-Mauduit International, Inc. Common Stock	Equity
SWN	Southwestern Energy Company Common Stock	Equity
SWNC	Southwestern Energy Company Depositary Shares, each representing a 1/20th ownership interest in a share of 6.25% Series B Mandatory Convertible Preferred Stock	Equity
SWX	Southwest Gas Corporation Common Stock	Equity

SWZ	Swiss Helvetia Fund, Inc. (The) Common Stock	Equity
SXC	SunCoke Energy, Inc. Common Stock	Equity
SXCP	SunCoke Energy Partners, L.P. Common Units Representing Limited partner Interests	Equity
SXE	Southcross Energy Partners, L.P. Common Units representing limited partner interest in the Partnership	Equity
SXI	Standex International Corporation Common Stock	Equity
SXL	Sunoco Logistics Partners LP Common Units representing limited partner interests	Equity
SXT	Sensient Technologies Corporation Common Stock	Equity
SYBT	Stock Yards Bancorp, Inc. - Common Stock	Equity
SYE	SPDR MFS Systematic Core Equity ETF	ETF
SYF	Synchrony Financial Common Stock	Equity
SYG	SPDR MFS Systematic Growth Equity ETF	ETF
SYK	Stryker Corporation Common Stock	Equity
SYKE	Sykes Enterprises, Incorporated - Common Stock	Equity
SYLD	Cambria Shareholder Yield ETF	ETF
SYMC	Symantec Corporation - Common Stock	Equity
SYMX	Synthesis Energy Systems, Inc. - Common Stock	Equity
SYN	Synthetic Biologics, Inc. Common Stock	Equity
SYNA	Synaptics Incorporated - Common Stock	Equity
SYNC	Synacor, Inc. - Common Stock	Equity
SYNL	Synalloy Corporation - Common Stock	Equity
SYNT	Syntel, Inc. - Common Stock	Equity
SYPR	Sypris Solutions, Inc. - Common Stock	Equity
SYRG	Synergy Resources Corporation Common Stock	Equity
SYRX	Sysorex Global - Common Stock	Equity
SYT	Syngenta AG Common Stock	Equity
SYUT	Synutra International, Inc. - Common Stock	Equity
SYV	SPDR MFS Systematic Value Equity ETF	ETF
SYX	Systemax Inc. Common Stock	Equity
SYY	Sysco Corporation Common Stock	Equity
SZC	Cushing Renaissance Fund (The) Common Shares of Beneficial Interest	Equity
SZK	ProShares UltraShort Consumer Goods	ETF
SZMK	Sizmek Inc. - Common Stock	Equity
SZO	DB Crude Oil Short ETN due June 1, 2038	Equity
T	AT&T Inc.	Equity
TA	TravelCenters of America LLC Common Stock	Equity
TAC	TransAlta Corporation Ordinary Shares	Equity
TACO	Del Taco Restaurants, Inc. - Common Stock	Equity
TACOW	Del Taco Restaurants, Inc. - Warrants	Equity
TACT	TransAct Technologies Incorporated - Common Stock	Equity
TAGS	Teucrium Agricultural Fund ETV	ETF
TAHO	Tahoe Resources, Inc. Ordinary Shares (Canada)	Equity
TAIT	Taitron Components Incorporated - Class A Common Stock	Equity
TAL	TAL International Group, Inc. Common Stock	Equity
TAN	Guggenheim Solar ETF	ETF
TANH	Tantech Holdings Ltd. - Common Stock	Equity
TANN	TravelCenters of America LLC 8.25% Senior Notes due 2028	Equity
TANO	TravelCenters of America LLC 8.00% Senior Notes due 2029	Equity
TANP	TravelCenters of America LLC 8.00% Senior Notes due 2030	Equity
TAO	Guggenheim China Real Estate ETF	ETF
TAOM	Taomee Holdings Limited American Depositary Shares (each representing 20 ordinary shares)	Equity

TAP	Molson Coors Brewing Company Class B Common Stock	Equity
TAP/A	Molson Coors Brewing Company Molson Coors Brewing Company Class A Common Stock	Equity
TAPR	Barclays PLC - Barclays Inverse US Treasury Composite ETN	Equity
TARO	Taro Pharmaceutical Industries Ltd. Ordinary Shares	Equity
TASR	TASER International, Inc. - Common Stock	Equity
TAST	Carrols Restaurant Group, Inc. - Common Stock	Equity
TAT	TransAtlantic Petroleum Ltd Ordinary Shares (Bermuda)	Equity
TATT	TAT Technologies Ltd. - Ordinary Shares	Equity
TAX	Liberty Tax, Inc. - Class A Common Stock	Equity
TAYD	Taylor Devices, Inc. - Common Stock	Equity
TBBK	The Bancorp, Inc. - Common Stock	Equity
TBF	ProShares Short 20+ Year Treasury	ETF
TBI	TrueBlue, Inc. Common Stock	Equity
TBIO	Transgenomic, Inc. - Common Stock	Equity
TBK	Triumph Bancorp, Inc. - Common Stock	Equity
TBNK	Territorial Bancorp Inc. - Common Stock	Equity
TBPH	Theravance Biopharma, Inc. - Ordinary Shares	Equity
TBRA	Tobira Therapeutics, Inc. - Common Stock	Equity
TBT	ProShares UltraShort Lehman 20 Year Treasury	ETF
TBX	ProShares Short 7 10 Year Treasury	ETF
TBZ	ProShares UltraShort 3 7 Year Treasury	ETF
TCAP	Triangle Capital Corporation Common Stock	Equity
TCB	TCF Financial Corporation Common Stock	Equity
TCB/WS	TCF Financial Corporation TCF Financial Corporation Warrants	Equity
TCBI	Texas Capital Bancshares, Inc. - Common Stock	Equity
TCBIL	Texas Capital Bancshares, Inc. - 6.50% Subordinated Notes due 2042	Equity
TCBIP	Texas Capital Bancshares, Inc. - Non Cumulative Preferred Perpetual Stock Series A	Equity
TCBIW	Texas Capital Bancshares, Inc. - Warrants 01/16/2019	Equity
TCBK	TriCo Bancshares - Common Stock	Equity
TCBpB	TCF Financial Corporation Del Dep Shs Repstg 1/1000 Pfd Ser A	Equity
TCBpC	TCF Financial Corporation Perp Pfd Ser B	Equity
TCCA	Triangle Capital Corporation 6.375% Senior Notes due 2022	Equity
TCCB	Triangle Capital Corporation 6.375% Notes due 2022	Equity
TCCO	Technical Communications Corporation - Common Stock	Equity
TCFC	The Community Financial Corporation - Common Stock	Equity
TCHF	iShares Edge MSCI Multifactor Technology ETF	ETF
TCI	Transcontinental Realty Investors, Inc. Common Stock	Equity
TCK	Teck Resources Ltd Ordinary Shares	Equity
TCO	Taubman Centers, Inc. Common Stock	Equity
TCON	TRACON Pharmaceuticals, Inc. - Common Stock	Equity
TCOpJ	Taubman Centers, Inc. Preferred Shares Series J	Equity
TCOpK	Taubman Centers, Inc. Preferred Series K	Equity
TCP	TC PipeLines, LP Common Units representing Limited Partner Interests	Equity
TCPC	TCP Capital Corp. - Common Stock	Equity
TCPI	TCP International Holdings Ltd. Common Shares	Equity
TCRD	THL Credit, Inc. - Common Stock	Equity
TCRX	THL Credit, Inc. 6.75% Notes due 2021	Equity
TCRZ	THL Credit, Inc. 6.75% Notes due 2022	Equity
TCS	Container Store (The) Common Stock	Equity
TCX	Tucows Inc. - Common Stock	Equity
TD	Toronto Dominion Bank (The) Common Stock	Equity

TDA	Telephone and Data Systems, Inc. 5.875% Senior Notes due 2061	Equity
TDC	Teradata Corporation Common Stock	Equity
TDE	Telephone and Data Systems, Inc. 6.875% Senior Notes due 2059	Equity
TDF	Templeton Dragon Fund, Inc. Common Stock	Equity
TDG	Transdigm Group Incorporated Transdigm Group Inc. Common Stock	Equity
TDI	Telephone and Data Systems, Inc. Sr Nt	Equity
TDIV	First Trust NASDAQ Technology Dividend Index Fund	ETF
TDJ	Telephone and Data Systems, Inc. 7% Senior Notes due 2060	Equity
TDOC	Teladoc, Inc. Common Stock	Equity
TDS	Telephone and Data Systems, Inc. Common Shares	Equity
TDTF	FlexShares iBoxx 5 Year Target Duration TIPS Index Fund	ETF
TDTT	FlexShares iBoxx 3 Year Target Duration TIPS Index Fund	ETF
TDW	Tidewater Inc. Common Stock	Equity
TDY	Teledyne Technologies Incorporated Common Stock	Equity
TE	TECO Energy, Inc. Common Stock	Equity
TEAM	Atlassian Corporation Plc - Class A Ordinary Shares	Equity
TEAR	TearLab Corporation - Common Stock	Equity
TECD	Tech Data Corporation - Common Stock	Equity
TECH	Bio-Techne Corp - Common Stock	Equity
TECL	Direxion Technology Bull 3X Shares	ETF
TECS	Direxion Technology Bear 3X Shares	ETF
TECZ	Direxion Daily Technology Bear 1X Shares	ETF
TEDU	Tarena International, Inc. - American Depositary Shares	Equity
TEF	Telefonica SA Common Stock	Equity
TEGP	Tallgrass Energy GP, LP Class A Shares Common Stock	Equity
TEI	Templeton Emerging Markets Income Fund, Inc. Common Stock	Equity
TEL	TE Connectivity Ltd. New Switzerland Registered Shares	Equity
TEN	Tenneco Inc. Common Stock	Equity
TENX	Tenax Therapeutics, Inc. - Common Stock	Equity
TEO	Telecom Argentina SA	Equity
TEP	Tallgrass Energy Partners, LP Common Units representing limited partner interests	Equity
TER	Teradyne, Inc. Common Stock	Equity
TERP	TerraForm Power, Inc. - Class A Common Stock	Equity
TESO	Tesco Corporation - Common Stock	Equity
TESS	TESSCO Technologies Incorporated - Common Stock	Equity
TEVA	Teva Pharmaceutical Industries Limited American Depositary Shares	Equity
TEX	Terex Corporation Common Stock	Equity
TFG	Fixed Income Trust for Goldman Sachs Subordinated Notes, Series 2011-1	Equity
TFI	SPDR Nuveen Barclays Municipal Bond ETF	ETF
TFLO	iShares Treasury Floating Rate Bond ETF	ETF
TFSC	1347 Capital Corp. - Common Stock	Equity
TFSCR	1347 Capital Corp. - Right	Equity
TFSCU	1347 Capital Corp. - Unit	Equity
TFSCW	1347 Capital Corp. - Warrant	Equity
TFSL	TFS Financial Corporation - Common Stock	Equity
TFX	Teleflex Incorporated Common Stock	Equity
TG	Tredegar Corporation Common Stock	Equity
TGA	Transglobe Energy Corp - Ordinary Shares	Equity
TGB	Taseko Mines, Ltd. Common Stock	Equity
TGC	Tengasco, Inc. Common Stock	Equity
TGD	Timmins Gold Corp Common Shares (Canada)	Equity

TGEN	Tecogen Inc. - Common Stock	Equity
TGH	Textainer Group Holdings Limited Common Shares	Equity
TGI	Triumph Group, Inc. Common Stock	Equity
TGLS	Tecnoglass Inc. - Ordinary Shares	Equity
TGNA	TEGNA Inc	Equity
TGP	Teekay LNG Partners L.P.	Equity
TGS	Transportadora de Gas del Sur SA TGS Common Stock	Equity
TGT	Target Corporation Common Stock	Equity
TGTX	TG Therapeutics, Inc. - Common Stock	Equity
THC	Tenet Healthcare Corporation Common Stock	Equity
THD	iShares MSCI Thailand Capped Investable Market Index Fund	ETF
THFF	First Financial Corporation Indiana - Common Stock	Equity
THG	Hanover Insurance Group Inc	Equity
THGA	The Hanover Insurance Group, Inc. 6.35% Subordinated Debentures due 2053	Equity
THHY	VanEck Vectors Treasury-Hedged High Yield Bond ETF	ETF
THLD	Threshold Pharmaceuticals, Inc. - Common Stock	Equity
THM	International Tower Hill Mines, Ltd. Ordinary Shares (Canada)	Equity
THO	Thor Industries, Inc. Common Stock	Equity
THQ	Tekla Healthcare Opportunies Fund Shares of Beneficial Interest	Equity
THR	Thermon Group Holdings, Inc. Common Stock	Equity
THRK	SPDR Russell 3000 ETF	ETF
THRM	Gentherm Inc - Common Stock	Equity
THS	Treehouse Foods, Inc. Common Stock	Equity
THST	Truett-Hurst, Inc. - Class A Common Stock	Equity
THW	Tekla World Healthcare Fund Shares of Beneficial Interest	Equity
TI	Telecom Italia S.P.A. New	Equity
TI/A	Telecom Italia S.P.A. New	Equity
TICC	TICC Capital Corp. - Closed End Fund	Equity
TIER	TIER REIT, Inc. Common Stock	Equity
TIF	Tiffany & Co. Common Stock	Equity
TIK	Tel-Instrument Electronics Corp. Common Stock	Equity
TIL	Till Capital Ltd. - Restricted Voting Shares	Equity
TILE	Interface, Inc. - Common Stock	Equity
TILT	FlexShares Mornigstar US Market Factors Tilt Index Fund ETF	ETF
TIME	Time Inc. Common Stock	Equity
TINY	Harris & Harris Group, Inc. - Common Stock	Equity
TIP	iShares TIPS Bond ETF	ETF
TIPT	Tiptree Financial Inc. - Class A Common Stock	Equity
TIPX	SPDR Barclays 1-10 Year TIPS	ETF
TIPZ	PIMCO Broad U.S. TIPS Index Exchange-Traded Fund	ETF
TIS	Orchids Paper Products Company Common Stock	Equity
TISA	Top Image Systems, Ltd. - Ordinary Shares	Equity
TISI	Team, Inc. Common Stock	Equity
TITN	Titan Machinery Inc. - Common Stock	Equity
TIVO	TiVo Inc. - Common Stock	Equity
TJX	TJX Companies, Inc. (The) Common Stock	Equity
TK	Teekay Corporation Common Stock	Equity
TKAI	Tokai Pharmaceuticals, Inc. - Common Stock	Equity
TKC	Turkcell Iletisim Hizmetleri AS Common Stock	Equity
TKF	Turkish Investment Fund, Inc. (The) Common Stock	Equity
TKR	Timken Company (The) Common Stock	Equity

TLDH	FlexShares Currency Hedged Morningstar DM ex-US Factor Tilt Index Fund	ETF
TLEH	FlexShares Currency Hedged Morningstar EM Factor Tilt Index Fund	ETF
TLF	Tandy Leather Factory, Inc. - Common Stock	Equity
TLGT	Teligent, Inc. - Common Stock	Equity
TLH	iShares 10-20 Year Treasury Bond ETF	ETF
TLI	Western Asset Corporate Loan Fund Inc Common Stock	Equity
TLK	PT Telekomunikasi Indonesia, Tbk	Equity
TLLP	Tesoro Logistics LP Common Units representing Limited Partner Interests	Equity
TLMR	Talmer Bancorp, Inc. - Class A Common Stock	Equity
TLN	Talen Energy Corporation Common Stock	Equity
TLO	SPDR Barclays Long Term Treasury ETF	ETF
TLOG	TetraLogic Pharmaceuticals Corporation - Common Stock	Equity
TLP	TransMontaigne Partners L.P. Transmontaigne Partners L.P. Common Units representing limited partner interests	Equity
TLRD	Tailored Brands, Inc. Common Stock	Equity
TLT	iShares 20+ Year Treasury Bond ETF	ETF
TLTD	FlexShares Morningstar Developed Markets ex-US Factor Tilt Index Fund	ETF
TLTE	FlexShares Morningstar Emerging Markets Factor Tilt Index Fund	ETF
TLYS	Tilly's, Inc. Common Stock	Equity
TM	Toyota Motor Corporation Common Stock	Equity
TMF	Direxion Daily 20-Yr Treasury Bull 3x Shrs	ETF
TMH	Team Health Holdings, Inc. Team Health Holdings, Inc.	Equity
TMHC	Taylor Morrison Home Corporation Class A Common Stock	Equity
TMK	Torchmark Corporation Common Stock	Equity
TMKpB	Torchmark Corporation 5.875% Junior Subordinated Debenture due 2052	Equity
TMKpC	Torchmark Corporation 6.125% Junior Subordinated Debentures due 2056	Equity
TMO	Thermo Fisher Scientific Inc Common Stock	Equity
TMP	Tompkins Financial Corporation Common Stock	Equity
TMST	Timken Steel Corporation Common Shares	Equity
TMUS	T-Mobile US, Inc. - Common Stock	Equity
TMUSP	T-Mobile US, Inc. - 5.50% Mandatory Convertible Preferred Stock, Series A	Equity
TMV	Direxion Daily 20-Year Treasury Bear 3X	ETF
TNA	Direxion Small Cap Bull 3X Shares	ETF
TNAV	Telenav, Inc. - Common Stock	Equity
TNC	Tennant Company Common Stock	Equity
TNDM	Tandem Diabetes Care, Inc. - Common Stock	Equity
TNET	TriNet Group, Inc. Common Stock	Equity
TNGO	Tangoe, Inc. - Common Stock	Equity
TNH	Terra Nitrogen Company, L.P. Common Units	Equity
TNK	Teekay Tankers Ltd.	Equity
TNP	Tsakos Energy Navigation Ltd Common Shares	Equity
TNPpB	Tsakos Energy Navigation Ltd Red Perp Pfd Ser B% (Bermuda)	Equity
TNPpC	Tsakos Energy Navigation Ltd 8.875% Series C Preferred Cumulative Redeemable Perpetual Preferred Shares	Equity
TNPpD	Tsakos Energy Navigation Ltd 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares	Equity
TNXP	Tonix Pharmaceuticals Holding Corp. - Common Stock	Equity
TOF	Tofutti Brands Inc. Common Stock	Equity
TOFR	Stock Split Index Fund ETF	ETF
TOK	iShares MSCI Kokusai ETF	ETF
TOL	Toll Brothers Inc. Common Stock	Equity

TOLZ	ProShares DJ Brookfield Global Infrastructure ETF	ETF
TONS	WisdomTree Coal Fund	ETF
TOO	Teekay Offshore Partners L.P. Common Units representing Limited Partner Interests	Equity
TOOpA	Teekay Offshore Partners L.P. 7.25% Series A Redeemable Preferred Units	Equity
TOOpB	Teekay Offshore Partners L.P. 8.50% Series B Cumulative Redeemable Preferred Units, representing limited partner interests	Equity
TOPS	TOP Ships Inc. - Common Stock	Equity
TORM	TOR Minerals International Inc - Common Stock	Equity
TOT	Total S.A.	Equity
TOTL	SPDR DoubleLine Total Return Tactical ETF	ETF
TOTS	Direxion Daily Total Market Bear 1X Shares	ETF
TOUR	Tuniu Corporation - American Depositary Shares	Equity
TOWN	Towne Bank - Common Stock	Equity
TOWR	Tower International, Inc. Common stock	Equity
TPB	Turning Point Brands, Inc. Common Stock	Equity
TPC	Tutor Perini Corporation Common Stock	Equity
TPH	TRI Pointe Group, Inc. Common Stock	Equity
TPHS	Trinity Place Holdings Inc. Common Stock	Equity
TPL	Texas Pacific Land Trust Common Stock	Equity
TPLM	Triangle Petroleum Corporation Common Stock (DE)	Equity
TPRE	Third Point Reinsurance Ltd. Common Shares	Equity
TPS	ProShares UltraShort TIPS	ETF
TPVG	TriplePoint Venture Growth BDC Corp. Common Stock	Equity
TPVZ	TriplePoint Venture Growth BDC Corp. 6.75% Notes due 2020	Equity
TPX	Tempur Sealy International, Inc. Common Stock	Equity
TPYP	Tortoise North American Pipeline Fund ETF	ETF
TPZ	Tortoise Power and Energy Infrastructure Fund, Inc Common Stock	Equity
TQQQ	ProShares UltraPro QQQ	ETF
TR	Tootsie Roll Industries, Inc. Common Stock	Equity
TRC	Tejon Ranch Co Common Stock	Equity
TRCB	Two River Bancorp - Common Stock	Equity
TRCH	Torchlight Energy Resources, Inc. - Common Stock	Equity
TRCO	Tribune Media Company Class A Common Stock	Equity
TREC	Trecora Resources Common Stock	Equity
TREE	LendingTree, Inc. - Common Stock	Equity
TREX	Trex Company, Inc. Common Stock	Equity
TRGP	Targa Resources, Inc. Common Stock	Equity
TRI	Thomson Reuters Corp Ordinary Shares	Equity
TRIB	Trinity Biotech plc - American Depositary Shares each representing 4 A Ordinary Shares	Equity
TRIL	Trillium Therapeutics Inc. - Common Shares	Equity
TRIP	TripAdvisor, Inc. - Common Stock	Equity
TRK	Speedway Motorsports, Inc. Common Stock	Equity
TRMB	Trimble Navigation Limited - Common Stock	Equity
TRMK	Trustmark Corporation - Common Stock	Equity
TRMR	Tremor Video, Inc. Common Stock	Equity
TRN	Trinity Industries, Inc. Common Stock	Equity
TRNC	tronc, Inc. - Common Stock	Equity
TRNO	Terreno Realty Corporation Common Stock	Equity
TRNOpA	Terreno Realty Corporation Preferred Shares Series A	Equity
TRNS	Transcat, Inc. - Common Stock	Equity
TROV	TrovaGene, Inc. - Common Stock	Equity

TROVU	TrovaGene, Inc. - Unit	Equity
TROVW	TrovaGene, Inc. - Warrant	Equity
TROW	T. Rowe Price Group, Inc. - Common Stock	Equity
TROX	Tronox Limited Ordinary Shares Class A $0.01 par	Equity
TRP	TransCanada Corporation Common Stock	Equity
TRQ	Turquoise Hill Resources Ltd. Ordinary Shares	Equity
TRR	TRC Companies, Inc. Common Stock	Equity
TRS	TriMas Corporation - Common Stock	Equity
TRSK	Janus Velocity Tail Risk Hedged Large Cap ETF	ETF
TRST	TrustCo Bank Corp NY - Common Stock	Equity
TRT	Trio-Tech International Common Stock	Equity
TRTL	Terrapin 3 Acquisition Corporation - Class A Common Stock	Equity
TRTLU	Terrapin 3 Acquisition Corporation - Units	Equity
TRTLW	Terrapin 3 Acquisition Corporation - Warrants	Equity
TRU	TransUnion Common Stock	Equity
TRUE	TrueCar, Inc. - Common Stock	Equity
TRUP	Trupanion, Inc. - Common Stock	Equity
TRV	The Travelers Companies, Inc. Common Stock	Equity
TRVN	Trevena, Inc. - Common Stock	Equity
TRX	Tanzanian Royalty Exploration Corporation Common Stock	Equity
TRXC	TransEnterix, Inc. Common Stock	Equity
TS	Tenaris S.A. American Depositary Shares	Equity
TSBK	Timberland Bancorp, Inc. - Common Stock	Equity
TSC	TriState Capital Holdings, Inc. - Common Stock	Equity
TSCO	Tractor Supply Company - Common Stock	Equity
TSE	Trinseo S.A. Ordinary Shares	Equity
TSEM	Tower Semiconductor Ltd. - Ordinary Shares	Equity
TSI	TCW Strategic Income Fund, Inc. Common Stock	Equity
TSL	Trina Solar Limited Sponsored ADR (Cayman Islands)	Equity
TSLA	Tesla Motors, Inc. - Common Stock	Equity
TSLF	THL Credit Senior Loan Fund Common Shares of Beneficial Interest	Equity
TSLX	TPG Specialty Lending, Inc. Common Stock	Equity
TSM	Taiwan Semiconductor Manufacturing Company Ltd.	Equity
TSN	Tyson Foods, Inc. Common Stock	Equity
TSNU	Tyson Foods, Inc. Tangible Equity Unit 1 Prepaid Stock Purchase Contact & 1 Sr (Amortorizing NT)	Equity
TSO	Tesoro Corporation Common Stock	Equity
TSQ	Townsquare Media, Inc. Class A Common Stock	Equity
TSRA	Tessera Technologies, Inc. - Common Stock	Equity
TSRI	TSR, Inc. - Common Stock	Equity
TSRO	TESARO, Inc. - Common Stock	Equity
TSS	Total System Services, Inc. Common Stock	Equity
TST	TheStreet, Inc. - Common Stock	Equity
TSU	TIM Participacoes S.A. American Depositary Shares (Each representing 5 Common Shares)	Equity
TTC	Toro Company (The) Common Stock	Equity
TTEC	TeleTech Holdings, Inc. - Common Stock	Equity
TTEK	Tetra Tech, Inc. - Common Stock	Equity
TTF	Thai Fund, Inc. (The) Common Stock	Equity
TTFS	TrimTabs Float Shrink ETF	ETF
TTGT	TechTarget, Inc. - Common Stock	Equity
TTHI	Transition Therapeutics, Inc. - Ordinary Shares (Canada)	Equity

TTI	Tetra Technologies, Inc. Common Stock	Equity
TTM	Tata Motors Ltd Tata Motors Limited	Equity
TTMI	TTM Technologies, Inc. - Common Stock	Equity
TTNP	Titan Pharmaceuticals, Inc. - Common Stock	Equity
TTOO	T2 Biosystems, Inc. - Common Stock	Equity
TTP	Tortoise Pipeline & Energy Fund, Inc. Common Stock	Equity
TTPH	Tetraphase Pharmaceuticals, Inc. - Common Stock	Equity
TTS	Tile Shop Hldgs, Inc. - Common Stock	Equity
TTT	ProShares UltraPro Short 20 Year Treasury	ETF
TTWO	Take-Two Interactive Software, Inc. - Common Stock	Equity
TU	Telus Corporation Ordinary Shares	Equity
TUBE	TubeMogul, Inc. - Common Stock	Equity
TUES	Tuesday Morning Corp. - Common Stock	Equity
TUMI	Tumi Holdings, Inc. Common Stock	Equity
TUP	Tupperware Brands Corporation Common Stock	Equity
TUR	iShares MSCI Turkey Investable Market Index Fund	ETF
TUSA	First Trust Total US Market AlphaDEX ETF	ETF
TUTI	Tuttle Tactical Management Multi-Strategy Income ETF	ETF
TUTT	Tuttle Tactical Management U.S. Core ETF	ETF
TUZ	PIMCO 1-3 Year US Treasury Index Exchage-Traded Fund	ETF
TV	Grupo Televisa S.A. Common Stock	Equity
TVC	Tennessee Valley Authority Common Stock	Equity
TVE	Tennessee Valley Authority	Equity
TVIA	TerraVia Holdings, Inc. - Common Stock	Equity
TVIX	Credit Suisse AG - VelocityShares Daily 2x VIX Short Term ETN	Equity
TVIZ	Credit Suisse AG - VelocityShares Daily 2x VIX Medium Term ETN	Equity
TVPT	Travelport Worldwide Limited Common Shares	Equity
TWER	Towerstream Corporation - Common Stock	Equity
TWI	Titan International, Inc. (DE) Common Stock	Equity
TWIN	Twin Disc, Incorporated - Common Stock	Equity
TWM	ProShares UltraShort Russell2000	ETF
TWMC	Trans World Entertainment Corp. - Common Stock	Equity
TWN	Taiwan Fund, Inc. (The) Common Stock	Equity
TWO	Two Harbors Investment Corp	Equity
TWOK	SPDR Russell 2000 ETF	ETF
TWOU	2U, Inc. - Common Stock	Equity
TWTR	Twitter, Inc. Common Stock	Equity
TWX	Time Warner Inc. New Common Stock	Equity
TX	Ternium S.A. Ternium S.A. American Depositary Shares (each representing ten shares, USD1.00 par value)	Equity
TXMD	TherapeuticsMD, Inc. Common Stock	Equity
TXN	Texas Instruments Incorporated - Common Stock	Equity
TXRH	Texas Roadhouse, Inc. - Common Stock	Equity
TXT	Textron Inc. Common Stock	Equity
TY	Tri Continental Corporation Common Stock	Equity
TYBS	Direxion Daily 20 Year Treasury Bear 1X Shares	ETF
TYC	Tyco International plc (Ireland) Ordinary Share	Equity
TYD	Direxion Daily 10-Yr Treasury Bull 3x Shrs	ETF
TYG	Tortoise Energy Infrastructure Corporation Common Stock	Equity
TYL	Tyler Technologies, Inc. Common Stock	Equity
TYNS	Direxion Daily 7 10 Year Treasury Bear 1X Shares	ETF

TYO	Direxion Daily 10-Yr Treasury Bear 3x Shrs	ETF
TYp	Tri Continental Corporation Preferred Stock	Equity
TYPE	Monotype Imaging Holdings Inc. - Common Stock	Equity
TZA	Direxion Small Cap Bear 3X Shares	ETF
TZOO	Travelzoo Inc. - Common Stock	Equity
UA	Under Armour, Inc. Class A Common Stock	Equity
UA/C	Under Armour, Inc. Class C Common Stock	Equity
UAE	iShares MSCI UAE Capped ETF	ETF
UAG	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI Agriculture ETN	Equity
UAL	United Continental Holdings	Equity
UAM	Universal American Corporation New Common Stock	Equity
UAMY	United States Antimony Corporation Common Stock	Equity
UAN	CVR Partners, LP Common Units representing Limited Partner Interests	Equity
UBA	Urstadt Biddle Properties Inc. Common Stock	Equity
UBC	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI Livestock ETN	Equity
UBCP	United Bancorp, Inc. - Common Stock	Equity
UBFO	United Security Bancshares - Common Stock	Equity
UBG	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI Gold ETN	Equity
UBIC	UBIC, Inc. - American Depositary Shares	Equity
UBIO	Proshares UltraPro Nasdaq Biotechnology	ETF
UBM	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI Industrial ETN	Equity
UBN	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI Energy ETN	Equity
UBND	WisdomTree Western Asset Unconstrained Bond Fund	ETF
UBNK	United Financial Bancorp, Inc. - Common Stock	Equity
UBNT	Ubiquiti Networks, Inc. - Common Stock	Equity
UBOH	United Bancshares, Inc. - Common Stock	Equity
UBP	Urstadt Biddle Properties Inc. Common Stock	Equity
UBPpF	Urstadt Biddle Properties Inc. Pfd Ser F	Equity
UBPpG	Urstadt Biddle Properties Inc. Preferred Stock Series G 6.75%	Equity
UBR	ProShares Ultra MSCI Brazil Capped	ETF
UBS	UBS Group AG Registered Ordinary Shares	Equity
UBSH	Union Bankshares Corporation - Common Stock	Equity
UBSI	United Bankshares, Inc. - Common Stock	Equity
UBT	ProShares Ultra 20+ Year Treasury	ETF
UCBA	United Community Bancorp - Common Stock	Equity
UCBI	United Community Banks, Inc. - Common Stock	Equity
UCC	ProShares Ultra Consumer Services	ETF
UCD	ProShares Ultra Bloomberg Commodity	ETF
UCFC	United Community Financial Corp. - Common Stock	Equity
UCI	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI ETN	Equity
UCIB	ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038	Equity
UCO	ProShares Ultra Bloomberg Crude Oil	ETF
UCP	UCP, Inc. Class A Common Stock	Equity
UCTT	Ultra Clean Holdings, Inc. - Common Stock	Equity

UDBI	Legg Mason US Diversified Core ETF	ETF
UDF	United Development Funding IV - Common Shares of Beneficial Interest	Equity
UDN	PowerShares DB USD Index Bearish	ETF
UDOW	ProShares UltraPro Dow30	ETF
UDR	UDR, Inc. Common Stock	Equity
UE	Urban Edge Properties Common Shares of Beneficial Interest	Equity
UEC	Uranium Energy Corp. Common Stock	Equity
UEIC	Universal Electronics Inc. - Common Stock	Equity
UEPS	Net 1 UEPS Technologies, Inc. - Common Stock	Equity
UFAB	Unique Fabricating, Inc. Common Stock	Equity
UFCS	United Fire Group, Inc - Common Stock	Equity
UFI	Unifi, Inc. New Common Stock	Equity
UFPI	Universal Forest Products, Inc. - Common Stock	Equity
UFPT	UFP Technologies, Inc. - Common Stock	Equity
UFS	Domtar Corporation (NEW) Common Stock	Equity
UG	United-Guardian, Inc. - Common Stock	Equity
UGA	United States Gasoline Fund LP	ETF
UGAZ	VelocityShares 3X Long Natural Gas ETN linked to the S&P GSCI Natural Gas Index Excess Return	Equity
UGE	ProShares Ultra Consumer Goods	ETF
UGI	UGI Corporation Common Stock	Equity
UGL	ProShares Ultra Gold	ETF
UGLD	Credit Suisse AG - VelocityShares 3x Long Gold ETN	Equity
UGP	Ultrapar Participacoes S.A. (New) American Depositary Shares (Each representing one Common Share)	Equity
UHAL	Amerco - Common Stock	Equity
UHN	United States Diesel Heating Oil Fund LP	ETF
UHS	Universal Health Services, Inc. Common Stock	Equity
UHT	Universal Health Realty Income Trust Common Stock	Equity
UIHC	United Insurance Holdings Corp. - Common Stock	Equity
UIS	Unisys Corporation New Common Stock	Equity
UJB	ProShares Ultra High Yield ETF	ETF
UL	Unilever PLC Common Stock	Equity
ULBI	Ultralife Corporation - Common Stock	Equity
ULE	ProShares Ultra Euro	ETF
ULH	Universal Logistics Holdings, Inc. - Common Stock	Equity
ULST	SPDR SSgA Ultra Short Term Bond ETF	ETF
ULTA	Ulta Salon, Cosmetics & Fragrance, Inc. - Common Stock	Equity
ULTI	The Ultimate Software Group, Inc. - Common Stock	Equity
ULTR	Ultrapetrol (Bahamas) Limited - common stock	Equity
UMBF	UMB Financial Corporation - Common Stock	Equity
UMC	United Microelectronics Corporation (NEW) Common Stock	Equity
UMDD	UltraPro MidCap400	ETF
UMH	UMH Properties, Inc. Common Stock	Equity
UMHpA	UMH Properties, Inc. 8.25% Series A Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share	Equity
UMHpB	UMH Properties, Inc. 8.0% Series B Cumulative Redeemable Preferred Stock	Equity
UMPQ	Umpqua Holdings Corporation - Common Stock	Equity
UMX	ProShares Ultra MSCI Mexico Capped IMI	ETF
UN	Unilever NV Common Stock	Equity
UNAM	Unico American Corporation - Common Stock	Equity

UNB	Union Bankshares, Inc. - Common Stock	Equity
UNF	Unifirst Corporation Common Stock	Equity
UNFI	United Natural Foods, Inc. - Common Stock	Equity
UNG	United States Natural Gas Fund LP	ETF
UNH	UnitedHealth Group Incorporated Common Stock (DE)	Equity
UNIS	Unilife Corporation - Common Stock	Equity
UNL	United States 12 Month Natural Gas Fund	ETF
UNM	Unum Group Common Stock	Equity
UNP	Union Pacific Corporation Common Stock	Equity
UNT	Unit Corporation Common Stock	Equity
UNTD	United Online, Inc. - Common Stock	Equity
UNTY	Unity Bancorp, Inc. - Common Stock	Equity
UNVR	Univar Inc. Common Stock	Equity
UNXL	Uni-Pixel, Inc. - Common Stock	Equity
UOP	ProShares Ultra Oil & Gas Exploration & Production	ETF
UPLD	Upland Software, Inc. - Common Stock	Equity
UPRO	ProShares UltraPro S&P 500	ETF
UPS	United Parcel Service, Inc. Common Stock	Equity
UPV	ProShares Ultra FTSE Europe	ETF
UPW	ProShares Ultra Utilities	ETF
UQM	UQM TECHNOLOGIES INC Common Stock	Equity
URA	Global X Uranium ETF	ETF
URBN	Urban Outfitters, Inc. - Common Stock	Equity
URE	ProShares Ultra Real Estate	ETF
URG	Ur Energy Inc Common Shares (Canada)	Equity
URI	United Rentals, Inc. Common Stock	Equity
URR	Market Vectors Double Long Euro ETN	Equity
URRE	Uranium Resources, Inc. - Common Stock	Equity
URTH	Ishares MSCI World Index Fund	ETF
URTY	ProShares UltraPro Russell2000	ETF
USA	Liberty All-Star Equity Fund Common Stock	Equity
USAC	USA Compression Partners, LP Common Units Representing Limited Partner Interests	Equity
USAG	United States Agriculture Index Fund ETV	ETF
USAK	USA Truck, Inc. - Common Stock	Equity
USAP	Universal Stainless & Alloy Products, Inc. - Common Stock	Equity
USAT	USA Technologies, Inc. - Common Stock	Equity
USATP	USA Technologies, Inc. - Preferred Stock	Equity
USB	U.S. Bancorp Common Stock	Equity
USBI	United Security Bancshares, Inc. - Common Stock	Equity
USBpA	U.S. Bancorp Depositary Shares, Each representing a 1/100th interest in a share of Series A Non-CumulativePerpetual Pfd Stock	Equity
USBpH	U.S. Bancorp Depositary Shares repstg 1/1000th Pfd Ser B	Equity
USBpM	U.S. Bancorp Depositary Shares Representing 1/1000th Interest in a Shares Series F	Equity
USBpN	US Bancorp Del DEPOSITARY SH S G	Equity
USBpO	US Bancorp Del Dep Shs Repstg 1/1000th Perp Pfd Ser H	Equity
USCI	United States Commodity Index Fund ETV	ETF
USCR	U S Concrete, Inc. - Common Stock	Equity
USD	ProShares Ultra Semiconductors	ETF
USDP	USD Partners LP Common Units representing limited partner interest	Equity
USDU	WisdomTree Bloomberg U.S. Dollar Bullish Fund	ETF
USEG	U.S. Energy Corp. - Common Stock	Equity

USFD	US Foods Holding Corp. Common Stock	Equity
USFR	WisdomTree Bloomberg Floating Rate Treasury Fund	ETF
USG	USG Corporation Common Stock	Equity
USL	United States 12 Month Oil	ETF
USLB	PowerShares Russell 1000 Low Beta Equal Weight Portfolio	ETF
USLM	United States Lime & Minerals, Inc. - Common Stock	Equity
USLV	Credit Suisse AG - VelocityShares 3x Long Silver ETN	Equity
USM	United States Cellular Corporation Common Stock	Equity
USMD	USMD Holdings, Inc. - Common Stock	Equity
USMV	iShares Edge MSCI Min Vol USA ETF	ETF
USNA	USANA Health Sciences, Inc. Common Stock	Equity
USO	United States Oil Fund	ETF
USPH	U.S. Physical Therapy, Inc. Common Stock	Equity
USSD	WisdomTree Strong Dollar U.S. Equity Fund	ETF
UST	ProShares Ultra 7-10 Year Treasury	ETF
USV	E-TRACS USB Bloomberg Commodity Index Exchange Traded Notes E-TRACS UBS Bloomberg CMCI Silver ETN	Equity
USWD	WisdomTree Weak Dollar U.S. Equity Fund	ETF
UTEK	Ultratech, Inc. - Common Stock	Equity
UTES	Reaves Utilities ETF	ETF
UTF	Cohen & Steers Infrastructure Fund, Inc Common Stock	Equity
UTG	Reaves Utility Income Fund Common Shares of Beneficial Interest	Equity
UTHR	United Therapeutics Corporation - Common Stock	Equity
UTI	Universal Technical Institute Inc Common Stock	Equity
UTL	UNITIL Corporation Common Stock	Equity
UTLF	iShares Edge MSCI Multifactor Utilities ETF	ETF
UTMD	Utah Medical Products, Inc. - Common Stock	Equity
UTSI	UTStarcom Holdings Corp - Ordinary Shares	Equity
UTX	United Technologies Corporation Common Stock	Equity
UUP	PowerShares DB USD Index Bullish	ETF
UUU	Universal Security Instruments, Inc. Common Stock	Equity
UUUU	Energy Fuels Inc Ordinary Shares (Canada)	Equity
UVE	UNIVERSAL INSURANCE HOLDINGS INC Common Stock	Equity
UVSP	Univest Corporation of Pennsylvania - Common Stock	Equity
UVV	Universal Corporation Common Stock	Equity
UVXY	ProShares Trust Ultra VIX Short Term Futures ETF	ETF
UWM	ProShares Ultra Russell2000	ETF
UWN	Nevada Gold & Casinos, Inc. Common Stock	Equity
UWTI	VelocityShares 3X Long Crude ETN linked to the S&P GSCI Crude Oil Index Excess Return	Equity
UXI	ProShares Ultra Industrials	ETF
UXJ	ProShares Ultra MSCI Pacific ex-Japan	ETF
UYG	ProShares Ultra Financials	ETF
UYM	ProShares Ultra Basic Materials	ETF
UZA	United States Cellular Corporation 6.95% Senior Notes due 2060	Equity
UZB	United States Cellular Corporation 7.25% Senior Notes due 2063	Equity
UZC	United States Cellular Corporation 7.25% Senior Notes due 2064	Equity
V	Visa Inc.	Equity
VA	Virgin America Inc. - Common Stock	Equity
VAC	Marriot Vacations Worldwide Corporation Common Stock	Equity
VAL	Valspar Corporation (The) Common Stock	Equity
VALE	VALE S.A. American Depositary Shares Each Representing one common share	Equity

VALE/P	VALE S.A.	Equity
VALU	Value Line, Inc. - Common Stock	Equity
VALX	Validea Market Legends ETF	ETF
VAMO	Cambria ETF Trust Cambria Value and Momentum ETF	ETF
VAR	Varian Medical Systems, Inc. Common Stock	Equity
VASC	Vascular Solutions, Inc. - Common Stock	Equity
VAW	Vanguard Materials ETF - DNQ	ETF
VB	Vanguard Small-Cap ETF - DNQ	ETF
VBF	Invesco Bond Fund Common Stock	Equity
VBFC	Village Bank and Trust Financial Corp. - Common Stock	Equity
VBIV	VBI Vaccines, Inc. - Ordinary Shares	Equity
VBK	Vanguard Small-Cap Growth ETF - DNQ	ETF
VBLT	Vascular Biogenics Ltd. - Ordinary Shares	Equity
VBND	Vident Core U.S. Bond Strategy Fund	ETF
VBR	Vanguard Small-Cap Value ETF - DNQ	ETF
VBTX	Veritex Holdings, Inc. - Common Stock	Equity
VC	Visteon Corporation Common Stock	Equity
VCEL	Vericel Corporation - Common Stock	Equity
VCF	Delaware Investments Colorado Municipal Income Fund, Inc Common Stock	Equity
VCIT	Vanguard Intermediate-Term Corporate Bond ETF	ETF
VCLT	Vanguard Long-Term Corporate Bond ETF	ETF
VCO	Vina Concha Y Toro Common Stock	Equity
VCR	Vanguard Consumer Discretion ETF - DNQ	ETF
VCRA	Vocera Communications, Inc. Common Stock	Equity
VCSH	Vanguard Short-Term Corporate Bond ETF	ETF
VCV	Invesco California Value Municipal Income Trust Common Stock	Equity
VCYT	Veracyte, Inc. - Common Stock	Equity
VDC	Vanguard Consumer Staples ETF - DNQ	ETF
VDE	Vanguard Energy ETF	ETF
VDSI	VASCO Data Security International, Inc. - Common Stock	Equity
VDTH	Videocon d2h Limited - American Depositary Shares	Equity
VEA	Vanguard FTSE Developed Markets ETF	ETF
VEC	Vectrus, Inc. Common Stock	Equity
VECO	Veeco Instruments Inc. - Common Stock	Equity
VEDL	Vedanta Limited American Depositary Shares (Each representing four equity shares)	Equity
VEEV	Veeva Systems Inc. Class A Common Stock	Equity
VEGA	AdvisorShares STAR Global Buy-Write ETF	ETF
VEGI	iShares MSCI Agriculture Producers Fund	ETF
VER	VEREIT, Inc. Common Stock	Equity
VERpF	VEREIT, Inc. 6.70% Series F Cumulative Redeemable Preferred Stock	Equity
VET	Vermilion Energy Inc. Common (Canada)	Equity
VEU	Vanguard FTSE All World Ex US ETF	ETF
VFC	V.F. Corporation Common Stock	Equity
VFH	Vanguard Financials ETF - DNQ	ETF
VFL	Delaware Investments National Municipal Income Fund Common Stock	Equity
VG	Vonage Holdings Corp. Common Stock	Equity
VGI	Virtus Global Multi-Sector Income Fund Common Shares of Beneficial Interest	Equity
VGIT	Vanguard Intermediate -Term Government Bond ETF	ETF
VGK	Vanguard FTSEEuropean ETF	ETF
VGLT	Vanguard Long-Term Government Bond ETF	ETF
VGM	Invesco Trust for Investment Grade Municipals Common Stock (DE)	Equity

VGR	Vector Group Ltd. Common Stock	Equity
VGSH	Vanguard Short-Term Government ETF	ETF
VGT	Vanguard Information Tech ETF - DNQ	ETF
VGZ	Vista Gold Corp Common Stock	Equity
VHC	VirnetX Holding Corp Common Stock	Equity
VHI	Valhi, Inc. Common Stock	Equity
VHT	Vanguard Health Care ETF - DNQ	ETF
VIA	Viacom Inc. - Class A Common Stock	Equity
VIAB	Viacom Inc. - Class B Common Stock	Equity
VIAV	Viavi Solutions Inc. - Common Stock	Equity
VICL	Vical Incorporated - Common Stock	Equity
VICR	Vicor Corporation - Common Stock	Equity
VIDI	Vident International Equity Fund	ETF
VIG	Vanguard Div Appreciation ETF - DNQ	ETF
VIGI	Vanguard International Dividend Appreciation ETF	ETF
VII	Vicon Industries, Inc, Common Stock	Equity
VIIX	Credit Suisse AG - VelocityShares VIX Short Term ETN	Equity
VIIZ	Credit Suisse AG - VelocityShares VIX Medium Term ETN	Equity
VIOG	Vanguard S&P Small-Cap 600 Growth ETF	ETF
VIOO	Vanguard S&P Small-Cap 600 ETF	ETF
VIOV	Vanguard S&P Small-Cap 600 Value ETF	ETF
VIP	VimpelCom Ltd. - American Depositary Shares	Equity
VIPS	Vipshop Holdings Limited American Depositary Shares, each representing two ordinary shares	Equity
VIRC	Virco Manufacturing Corporation - Common Stock	Equity
VIRT	Virtu Financial, Inc. - Class A Common Stock	Equity
VIS	Vanguard Industrials ETF - DNQ	ETF
VISI	Volt Information Sciences, Inc. Common Stock	Equity
VISN	VisionChina Media, Inc. - American Depositary Shares, each representing 20 common shares	Equity
VIV	Telefonica Brasil, S.A. ADS	Equity
VIVE	Viveve Medical, Inc. - Common Stock	Equity
VIVO	Meridian Bioscience Inc. - Common Stock	Equity
VIXH	First Trust CBOE S&P 500 VIX Tail Hedge Fund	ETF
VIXM	ProShares Trust VIX Mid-Term Futures ETF	ETF
VIXY	ProShares Trust VIX Short-Term Futures ETF	ETF
VJET	voxeljet AG American Depositary Shares, each representing one-fifth of an ordinary share/	Equity
VKI	Invesco Advantage Municipal Income Trust II Common Shares of Beneficial Interest (DE)	Equity
VKQ	Invesco Municipal Trust Common Stock	Equity
VKTX	Viking Therapeutics, Inc. - Common Stock	Equity
VKTXW	Viking Therapeutics, Inc. - Warrants	Equity
VLGEA	Village Super Market, Inc. - Class A Common Stock	Equity
VLO	Valero Energy Corporation Common Stock	Equity
VLP	Valero Energy Partners LP Common Units representing limited partner interests	Equity
VLRS	Controladora Vuela Compania de Aviacion, S.A.B. de C.V. American Depositary Shares, each representing ten (10) Ordinary Participation Certificates	Equity
VLT	Invesco High Income Trust II	Equity
VLTC	Voltari Corporation - Common Stock	Equity
VLU	SPDR S&P 1500 Value Tilt ETF	ETF
VLUE	iShares Edge MSCI USA Value Factor ETF	ETF
VLY	Valley National Bancorp Common Stock	Equity
VLY/WS	Valley National Bancorp Warrants Expiring 11/14/2018	Equity

VLYpA	Valley National Bancorp 6.25% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share	Equity
VMAX	REX VolMAXX Long VIX Weekly Futures Strategy ETF	ETF
VMBS	Vanguard Mortgage-Backed Securities ETF	ETF
VMC	Vulcan Materials Company (Holding Company) Common Stock	Equity
VMEM	Violin Memory, Inc. Common Stock	Equity
VMI	Valmont Industries, Inc. Common Stock	Equity
VMIN	REX VolMAXX Inverse VIX Weekly Futures Strategy ETF	ETF
VMM	Delaware Investments Minnesota Municipal Income Fund II, Inc. Common Stock	Equity
VMO	Invesco Municipal Opportunity Trust Common Stock	Equity
VMW	Vmware, Inc. Common stock, Class A	Equity
VNCE	Vince Holding Corp. Common Stock	Equity
VNDA	Vanda Pharmaceuticals Inc. - Common Stock	Equity
VNET	21Vianet Group, Inc. - American Depositary Shares	Equity
VNM	VanEck Vectors Vietnam ETF	ETF
VNO	Vornado Realty Trust Common Stock	Equity
VNOM	Viper Energy Partners LP - Common Unit	Equity
VNOpG	Vornado Realty Trust Preferred Series G	Equity
VNOpI	Vornado Realty Trust Preferred Series I	Equity
VNOpJ	Vornado Realty Trust PFD CUMULATIVE RED SER J %	Equity
VNOpK	Vornado Realty Trust Pfd S K	Equity
VNOpL	Vornado Realty Trust Pfd Ser L %	Equity
VNQ	Vanguard REIT ETF - DNQ	ETF
VNQI	Vanguard Global ex-U.S. Real Estate ETF	ETF
VNR	Vanguard Natural Resources LLC - Common Units	Equity
VNRAP	Vanguard Natural Resources LLC - 7.875% Series A Cumulative Redeemable Perpetual Preferred Unit	Equity
VNRBP	Vanguard Natural Resources LLC - 7.625% Series B Cumulative Redeemable Perpetual Preferred Unit	Equity
VNRCP	Vanguard Natural Resources LLC - 7.75% Series C Cumulative Redeemable Perpetual Preferred Unit	Equity
VNRX	VolitionRX Limited Common Stock	Equity
VNTV	Vantiv, Inc. Class A Common Stock	Equity
VO	Vanguard Mid-Cap ETF - DNQ	ETF
VOC	VOC Energy Trust Units of Beneficial Interest	Equity
VOD	Vodafone Group Plc - American Depositary Shares each representing ten Ordinary Shares	Equity
VOE	Vanguard Mid-Cap Value ETF - DNQ	ETF
VONE	Vanguard Russell 1000 ETF	ETF
VONG	Vanguard Russell 1000 Growth ETF	ETF
VONV	Vanguard Russell 1000 Value ETF	ETF
VOO	Vanguard S&P 500 ETF	ETF
VOOG	Vanguard S&P 500 Growth ETF	ETF
VOOV	Vanguard S&P 500 Value ETF	ETF
VOT	Vanguard Mid-Cap Growth ETF - DNQ	ETF
VOX	Vanguard Telecom ETF - DNQ	ETF
VOXX	VOXX International Corporation - Class A Common Stock	Equity
VOYA	Voya Financial, Inc. Common Stock	Equity
VPG	Vishay Precision Group, Inc. Common Stock	Equity
VPL	Vanguard FTSE Pacific ETF	ETF
VPU	Vanguard Utilities ETF - DNQ	ETF
VPV	Invesco Pennsylvania Value Municipal Income Trust Common Stock (DE)	Equity

VQT	Barclays ETN S&P VEQTOR ETN	Equity
VQTS	ETRACS S&P 500 VEQTOR Switch Index ETN due December 2, 2044	Equity
VR	Validus Holdings, Ltd. Common Shares	Equity
VRA	Vera Bradley, Inc. - Common Stock	Equity
VRAY	ViewRay, Inc. - Common Stock	Equity
VRML	Vermillion, Inc. - Common Stock	Equity
VRNS	Varonis Systems, Inc. - Common Stock	Equity
VRNT	Verint Systems Inc. - Common Stock	Equity
VRP	PowerShares Variable Rate Preferred Portfolio	ETF
VRpA	Validus Holdings, Ltd. Depositary Shares, each Representing a 1/1,000th Interest in a Share of 5.875% Non-Cumulative Preferred Shares, Series A, $0.175 par value	Equity
VRSK	Verisk Analytics, Inc. - Common Stock	Equity
VRSN	VeriSign, Inc. - Common Stock	Equity
VRTB	Vestin Realty Mortgage II, Inc. - Common Stock	Equity
VRTS	Virtus Investment Partners, Inc. - Common Stock	Equity
VRTU	Virtusa Corporation - common stock	Equity
VRTV	Veritiv Corporation Common Stock	Equity
VRTX	Vertex Pharmaceuticals Incorporated - Common Stock	Equity
VRX	Valeant Pharmaceuticals International, Inc.	Equity
VSAR	Versartis, Inc. - Common Stock	Equity
VSAT	ViaSat, Inc. - Common Stock	Equity
VSEC	VSE Corporation - Common Stock	Equity
VSH	Vishay Intertechnology, Inc. Common Stock	Equity
VSI	Vitamin Shoppe, Inc Common Stock	Equity
VSLR	Vivint Solar, Inc. Common Stock	Equity
VSPY	Direxion S&P 500 Volatility Response Shares	ETF
VSR	Versar, Inc. Common Stock	Equity
VSS	Vanguard FTSE All-Wld ex-US SmCp Idx ETF	ETF
VSTM	Verastem, Inc. - Common Stock	Equity
VSTO	Vista Outdoor Inc. Common Stock	Equity
VT	Vanguard Total World Stock Index ETF	ETF
VTA	Invesco Credit Opportunities Fund Common Shares of Beneficial Interest	Equity
VTAE	Vitae Pharmaceuticals, Inc. - Common Stock	Equity
VTEB	Vanguard Tax-Exempt Bond ETF	ETF
VTGN	VistaGen Therapeutics, Inc. - Common Stock	Equity
VTHR	Vanguard Russell 3000 ETF	ETF
VTI	Vanguard Total Stock Market ETF	ETF
VTIP	Vanguard Short-Term Inflation-Protected Securities Index Fund	ETF
VTL	Vital Therapies, Inc. - Common Stock	Equity
VTN	Invesco Trust for Investment Grade New York Municipals Common Stock	Equity
VTNR	Vertex Energy, Inc - Common Stock	Equity
VTR	Ventas, Inc. Common Stock	Equity
VTRB	Ventas Realty, Limited Partnership // Ventas Capital Corporation 5.45% Senior Notes due 2043	Equity
VTTI	VTTI Energy Partners LP Common Units representing limited partner interests	Equity
VTV	Vanguard Value ETF - DNQ	ETF
VTVT	vTv Therapeutics Inc. - Class A Common Stock	Equity
VTWG	Vanguard Russell 2000 Growth ETF	ETF
VTWO	Vanguard Russell 2000 ETF	ETF
VTWV	Vanguard Russell 2000 Value ETF	ETF
VUG	Vanguard Growth ETF - DNQ	ETF

VUSE	Vident Core US Equity ETF	ETF
VUZI	Vuzix Corporation - Common Stock	Equity
VV	Vanguard Large-Cap ETF - DNQ	ETF
VVC	Vectren Corporation Common Stock	Equity
VVI	Viad Corp Common Stock	Equity
VVR	Invesco Senior Income Trust Common Stock (DE)	Equity
VVUS	VIVUS, Inc. - Common Stock	Equity
VWO	Vanguard FTSE Emerging Markets ETF	ETF
VWOB	Vanguard Emerging Markets Government Bond ETF	ETF
VWR	VWR Corporation - Common Stock	Equity
VXDN	AccuShares Spot CBOE VIX Down Shares	ETF
VXF	Vanguard Extended Market ETF - DNQ	ETF
VXUP	AccuShares Spot CBOE VIX Up Shares	ETF
VXUS	Vanguard Total International Stock ETF	ETF
VXX	iPath S&P 500 VIX Short Term Futures TM ETN	Equity
VXZ	iPath S&P 500 VIX Mid-Term Futures ETN	Equity
VYGR	Voyager Therapeutics, Inc. - Common Stock	Equity
VYM	Vanguard High Dividend Yield ETF - DNQ	ETF
VYMI	Vanguard International High Dividend Yield ETF	ETF
VZ	Verizon Communications Inc. Common Stock	Equity
VZA	Verizon Communications Inc. 5.90% Notes due 2054	Equity
W	Wayfair Inc. Class A Common Stock	Equity
WAB	Westinghouse Air Brake Technologies Corporation Common Stock	Equity
WABC	Westamerica Bancorporation - Common Stock	Equity
WAC	Walter Investment Management Corp. Common Stock	Equity
WAFD	Washington Federal, Inc. - Common Stock	Equity
WAFDW	Washington Federal, Inc. - Warrants 11/14/2018	Equity
WAGE	WageWorks, Inc. Common Stock	Equity
WAIR	Wesco Aircraft Holdings, Inc. Common Stock	Equity
WAL	Western Alliance Bancorporation Common Stock (DE)	Equity
WALA	Western Alliance Bancorporation 6.25% Subordinated Debentures due 2056	Equity
WASH	Washington Trust Bancorp, Inc. - Common Stock	Equity
WAT	Waters Corporation Common Stock	Equity
WATT	Energous Corporation - Common Stock	Equity
WAYN	Wayne Savings Bancshares Inc. - Common Stock	Equity
WB	Weibo Corporation - American Depositary Share	Equity
WBA	Walgreens Boots Alliance, Inc. - Common Stock	Equity
WBAI	500.com Limited American Depositary Shares, each representing 10 Class A shares	Equity
WBB	Westbury Bancorp, Inc. - Common Stock	Equity
WBC	Wabco Holdings Inc. Common Stock	Equity
WBIA	WBI Tactical SMG Shares	ETF
WBIB	WBI Tactical SMV Shares	ETF
WBIC	WBI Tactical SMY Shares	ETF
WBID	WBI Tactical SMS Shares	ETF
WBIE	WBI Tactical LCG Shares	ETF
WBIF	WBI Tactical LCV Shares	ETF
WBIG	WBI Tactical LCY Shares	ETF
WBIH	WBI Tactical High Income Shares	ETF
WBII	WBI Tactical Income Shares	ETF
WBIL	WBI Tactical LCS Shares	ETF
WBK	Westpac Banking Corporation Common Stock	Equity

WBKC	Wolverine Bancorp, Inc. - Common Stock	Equity
WBMD	WebMD Health Corp - Common Stock	Equity
WBS	Webster Financial Corporation Common Stock	Equity
WBSpE	Webster Financial Corporation Dep Shs Repstg 1/1000th Perp Pfd Ser E	Equity
WCC	WESCO International, Inc. Common Stock	Equity
WCG	Wellcare Health Plans, Inc. Common Stock	Equity
WCIC	WCI Communities, Inc. Common Stock	Equity
WCN	Waste Connections, Inc. Common Shares	Equity
WD	Walker & Dunlop, Inc Common Stock	Equity
WDAY	Workday, Inc. Common Stock	Equity
WDC	Western Digital Corporation - Common Stock	Equity
WDFC	WD-40 Company - Common Stock	Equity
WDIV	SPDR S&P Global Dividend	ETF
WDR	Waddell & Reed Financial, Inc. Common Stock	Equity
WDRW	Direxion Daily Regional Banks Bear 3X Shares	ETF
WDTI	WisdomTree Managed Futures Strategy Fund	ETF
WEA	Western Asset Bond Fund Share of Beneficial Interest	Equity
WEAT	Teucrium Wheat Fund ETV	ETF
WEB	Web.com Group, Inc. - Common Stock	Equity
WEBK	Wellesley Bancorp, Inc. - Common Stock	Equity
WEC	WEC Energy Group, Inc. Common Stock	Equity
WEET	iPath Pure Beta Grains ETN	Equity
WEN	Wendy's Company (The) - Common Stock	Equity
WERN	Werner Enterprises, Inc. - Common Stock	Equity
WES	Western Gas Partners, LP Limited Partner Interests	Equity
WETF	WisdomTree Investments, Inc. - Common Stock	Equity
WEX	WEX Inc. common stock	Equity
WEYS	Weyco Group, Inc. - Common Stock	Equity
WF	Woori Bank American Depositary Shares (Each representing 3 shares of Common Stock)	Equity
WFBI	WashingtonFirst Bankshares Inc - Common Stock	Equity
WFC	Wells Fargo & Company Common Stock	Equity
WFC/WS	Wells Fargo & Company Warrants expiring October 28, 2018	Equity
WFCpJ	Wells Fargo & Company Wells Fargo & Company 8.00% Non-Cumulative Perpetual Class A Preferred Stock, Series J	Equity
WFCpL	Wells Fargo & Company Wells Fargo & Company 7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L	Equity
WFCpN	Wells Fargo & Company Dep Shs Repstg 1/1000th Perp Pfd Cl A Ser N	Equity
WFCpO	Wells Fargo & Company Depositary Shares Representing 1/1000th Perpetual Preferred Class A Series O	Equity
WFCpP	Wells Fargo & Company Dep Shs Repstg 1/1000th Int Non Cum Perp Cl A Pfd (Ser P)	Equity
WFCpQ	Wells Fargo & Company Depositary Shares Representing 1/1000th Interest Perpetual Preferred Class A Series Q Fixed to Floating	Equity
WFCpR	Wells Fargo & Company Dep Shs Repstg 1/1000th Int Perp Pfd Cl A (Ser R Fixed To Flltg)	Equity
WFCpT	Wells Fargo & Company New Depository Share Representing 1/1000th Perp. Preferred Class A Series T	Equity
WFCpV	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series V	Equity
WFCpW	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series W	Equity
WFCpX	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series X	Equity

WFD	Westfield Financial, Inc. - Common Stock	Equity
WFEpA	Wells Fargo & Company Cumulative Perpetual Preferred Stock, Series A, Liquidation Preference $25 per share	Equity
WFHY	WisdomTree Fundamental U.S. High Yield Corporate Bond Fund	ETF
WFIG	WisdomTree Fundamental U.S. Corporate Bond Fund	ETF
WFM	Whole Foods Market, Inc. - Common Stock	Equity
WFT	Weatherford International plc (Ireland)	Equity
WG	Willbros Group, Inc. (DE) Common Stock	Equity
WGA	AG&E Holdings, Inc. Common Stock	Equity
WGBS	WaferGen Bio-systems, Inc. - Common Stock	Equity
WGL	WGL Holdings IncCommon Stock	Equity
WGO	Winnebago Industries, Inc. Common Stock	Equity
WGP	Western Gas Equity Partners, LP Common Units Representing Limited Partner Interests	Equity
WHF	WhiteHorse Finance, Inc. - Common Stock	Equity
WHFBL	WhiteHorse Finance, Inc. - 6.50% Senior Notes due 2020	Equity
WHG	Westwood Holdings Group Inc Common Stock	Equity
WHLM	Wilhelmina International, Inc. - Common Stock	Equity
WHLR	Wheeler Real Estate Investment Trust, Inc. - Common Stock	Equity
WHLRP	Wheeler Real Estate Investment Trust, Inc. - Preferred Stock	Equity
WHLRW	Wheeler Real Estate Investment Trust, Inc. - Warrants	Equity
WHR	Whirlpool Corporation Common Stock	Equity
WIA	Western Asset/Claymore Inflation-Linked Securities & Income Fund Common Shares of Beneficial Interest	Equity
WIBC	Wilshire Bancorp, Inc. - Common Stock	Equity
WIFI	Boingo Wireless, Inc. - Common Stock	Equity
WIL	Barclays PLC Barclays Women in Leadership ETN	Equity
WILC	G. Willi-Food International, Ltd. - Ordinary Shares	Equity
WILN	Wi-LAN Inc - Common Shares	Equity
WIN	Windstream Holdings, Inc. - Common Stock	Equity
WINA	Winmark Corporation - Common Stock	Equity
WING	Wingstop Inc. - Common Stock	Equity
WINS	Wins Finance Holdings Inc. - Ordinary Shares (Cayman Islands)	Equity
WINT	Windtree Therapeutics, Inc. - Common Stock	Equity
WIP	SPDR Citi International Government Inflation-Protected Bond ETF	ETF
WIRE	Encore Wire Corporation - Common Stock	Equity
WIT	Wipro Limited Common Stock	Equity
WIW	Western Asset/Claymore Inflation-Linked Opportunities & Income Fund Common Shares of Beneficial Interest	Equity
WIX	Wix.com Ltd. - Ordinary Shares	Equity
WIZE	CrowdInvest Wisdom ETF	ETF
WK	Workiva Inc. Class A Common Stock	Equity
WKHS	Workhorse Group, Inc. - Common Stock	Equity
WLB	Westmoreland Coal Company - Common Stock	Equity
WLDN	Willdan Group, Inc. - Common Stock	Equity
WLFC	Willis Lease Finance Corporation - Common Stock	Equity
WLH	Lyon William Homes Common Stock (Class A)	Equity
WLK	Westlake Chemical Corporation Common Stock	Equity
WLKP	Westlake Chemical Partners LP Common Units representing limited partner interests	Equity
WLL	Whiting Petroleum Corporation Common Stock	Equity
WLTW	Willis Towers Watson Public Limited Company - Ordinary Shares	Equity
WM	Waste Management, Inc. Common Stock	Equity

WMAR	West Marine, Inc. - Common Stock	Equity
WMB	Williams Companies, Inc. (The) Common Stock	Equity
WMC	Western Asset Mortgage Capital Corporation Common Stock	Equity
WMCR	Wilshire Micro-Cap ETF (based on the Wilshire US Micro-Cap Index)	ETF
WMGI	Wright Medical Group N.V. - Ordinary Shares	Equity
WMGIZ	Wright Medical Group N.V. - Contingent Value Right	Equity
WMIH	WMIH Corp. - Common Stock	Equity
WMK	Weis Markets, Inc. Common Stock	Equity
WMLP	Westmoreland Resource Partners, LP Common Units representing Limited Partner Interests	Equity
WMS	Advanced Drainage Systems, Inc. Common Stock	Equity
WMT	Wal-Mart Stores, Inc. Common Stock	Equity
WMW	DEUTSCHE BANK AKTIENGESELLSCHAFT ELEMENTS Linked to the Morningstar Wide Moat Focus Total Return Index due October 24, 2022	Equity
WNC	Wabash National Corporation Common Stock	Equity
WNR	Western Refining Inc. Western Refining, Inc. Common Stock	Equity
WNRL	Western Refining Logistics, LP Common Units representing limited partner interests	Equity
WNRw	Western Refining, Inc. Common Stock Additional Shares When Issued	Equity
WNS	WNS (Holdings) Limited Sponsored ADR (Jersey)	Equity
WOOD	iShares S&P Global Timber & Forestry Index Fund	ETF
WOOF	VCA Inc. - Common Stock	Equity
WOR	Worthington Industries, Inc. Common Stock	Equity
WPC	W.P. Carey Inc. REIT	Equity
WPCS	WPCS International Incorporated - Common Stock	Equity
WPG	WP Glimcher Inc. Common Stock	Equity
WPGpH	Washington Prime Group Inc. 7.5% Series H Cumulative Redeemable Preferred SBI	Equity
WPGpI	Washington Prime Group Inc. 6.875% Series I Cumulative Redeemable Preferred SBI	Equity
WPPGY	WPP plc - American Depositary Shares each representing five Ordinary Shares	Equity
WPRT	Westport Fuel Systems Inc - Common Shares	Equity
WPS	iShares International Developed Property ETF	ETF
WPT	World Point Terminals, LP Common Units representing Limited Partner Interests	Equity
WPX	WPX Energy, Inc. Common Stock	Equity
WPXP	WPX Energy, Inc. 6.25% Series A Mandatory Convertible Preferred Stock	Equity
WPZ	Williams Partners, L.P. Common Units Representing Limited Partner Interests	Equity
WR	Westar Energy, Inc. Common Stock	Equity
WRB	W.R. Berkley Corporation Common Stock	Equity
WRBpB	W.R. Berkley Corporation 5.625% Subordinated Debentures due 2053	Equity
WRBpC	W.R. Berkley Corporation 5.900% Subordinated Debentures due 2056	Equity
WRBpD	W.R. Berkley Corporation 5.75% Subordinated Debentures due 2056	Equity
WRE	Washington Real Estate Investment Trust Common Stock	Equity
WREI	Wilshire US REIT	ETF
WRI	Weingarten Realty Investors Common Stock	Equity
WRK	Westrock Company Common Stock	Equity
WRLD	World Acceptance Corporation - Common Stock	Equity
WRN	Western Copper and Gold Corporation Common Stock	Equity
WSBC	WesBanco, Inc. - Common Stock	Equity
WSBF	Waterstone Financial, Inc. - Common Stock	Equity
WSCI	WSI Industries Inc. - Common Stock	Equity
WSFS	WSFS Financial Corporation - Common Stock	Equity
WSFSL	WSFS Financial Corporation - 6.25% Senior Notes Due 2019	Equity
WSM	Williams-Sonoma, Inc. Common Stock (DE)	Equity
WSO	Watsco, Inc. Common Stock	Equity

WSO/B	Watsco, Inc. Class B Common Stock	Equity
WSR	Whitestone REIT Common Shares	Equity
WST	West Pharmaceutical Services, Inc. Common Stock	Equity
WSTC	West Corporation - Common Stock	Equity
WSTG	Wayside Technology Group, Inc. - Common Stock	Equity
WSTL	Westell Technologies, Inc. - Class A Common Stock	Equity
WTBA	West Bancorporation - Common Stock	Equity
WTFC	Wintrust Financial Corporation - Common Stock	Equity
WTFCM	Wintrust Financial Corporation - Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	Equity
WTFCW	Wintrust Financial Corporation - Warrants	Equity
WTI	W&T Offshore, Inc. Common Stock	Equity
WTM	White Mountains Insurance Group, Ltd. Common Stock	Equity
WTR	Aqua America, Inc. Common Stock	Equity
WTS	Watts Water Technologies, Inc. Class A Common Stock	Equity
WTT	Wireless Telecom Group, Inc. Common Stock	Equity
WTW	Weight Watchers International Inc Weight Watchers International Inc	Equity
WU	Western Union Company (The) Common Stock	Equity
WUBA	58.com Inc. American Depositary Shares, each representing 2 Class A Ordinary Shares	Equity
WVE	WAVE Life Sciences Ltd. - Ordinary Shares	Equity
WVFC	WVS Financial Corp. - Common Stock	Equity
WVVI	Willamette Valley Vineyards, Inc. - Common Stock	Equity
WVVIP	Willamette Valley Vineyards, Inc. - Series A Redeemable Preferred Stock	Equity
WWAV	Whitewave Foods Company (The) Common Stock	Equity
WWD	Woodward, Inc. - Common Stock	Equity
WWE	World Wrestling Entertainment, Inc. Class A Common Stock	Equity
WWW	Wolverine World Wide, Inc. Common Stock	Equity
WY	Weyerhaeuser Company Common Stock	Equity
WYDE	ProShares CDS Short North American HY Credit ETF	ETF
WYIG	JM Global Holding Company - Common Stock	Equity
WYIGU	JM Global Holding Company - Units	Equity
WYIGW	JM Global Holding Company - Warrants	Equity
WYN	Wyndham Worldwide Corp Common Stock	Equity
WYNN	Wynn Resorts, Limited - Common Stock	Equity
WYpA	Weyerhaeuser Company Pref Conv Ser A	Equity
WYY	WidePoint Corporation Common Stock	Equity
X	United States Steel Corporation Common Stock	Equity
XAR	SPDR S&P Aerospace & Defense ETF	ETF
XBI	SPDR Series Trust SPDR S&P Biotech ETF	ETF
XBIT	XBiotech Inc. - Common Stock	Equity
XBKS	Xenith Bankshares, Inc. - Common Stock	Equity
XCEM	EGShares EM Core ex-China ETF	ETF
XCO	EXCO Resources, Inc. Exco Resources, Inc. Common Stock	Equity
XCOM	Xtera Communications, Inc. - Common Stock	Equity
XCRA	Xcerra Corporation - Common Stock	Equity
XEC	Cimarex Energy Co Common Stock	Equity
XEL	Xcel Energy Inc. Common Stock	Equity
XELB	Xcel Brands, Inc - Common Stock	Equity
XENE	Xenon Pharmaceuticals Inc. - Common Shares	Equity
XENT	Intersect ENT, Inc. - Common Stock	Equity
XES	SPDR Series Trust SPDR S&P Oil & Gas Equipment & Services ETF	ETF

XGTI	XG Technology, Inc - Common Stock	Equity
XGTIW	XG Technology, Inc - Warrants	Equity
XHB	SPDR Series Trust SPDR Homebuilders ETF	ETF
XHE	SPDR S&P Health Care Equipment	ETF
XHR	Xenia Hotels & Resorts, Inc. Common Stock	Equity
XHS	SPDR S&P Health Care Services ETF	ETF
XIN	Xinyuan Real Estate Co Ltd American Depositary Shares	Equity
XINA	SPDR MSCI China A Shares IMI ETF	ETF
XITK	SPDR FactSet Innovative Technology ETF	ETF
XIV	Credit Suisse AG - VelocityShares Daily Inverse VIX Short Term ETN	Equity
XKE	Lehman ABS Corporation Corporate-Backed Trust Certificates: 7.75% Toys-R-Us Debenture Backed Series 2001-31	Equity
XL	XL Group plc	Equity
XLB	Materials Select Sector SPDR	ETF
XLE	SPDR Select Sector Fund - Energy Select Sector	ETF
XLF	SPDR Select Sector Fund - Financial	ETF
XLFS	Financial Services Select Sector SPDR Fund (The)	ETF
XLG	Guggenheim S&P 500 Top 50 ETF	ETF
XLI	SPDR Select Sector Fund - Industrial	ETF
XLK	SPDR Select Sector Fund - Technology	ETF
XLNX	Xilinx, Inc. - Common Stock	Equity
XLP	SPDR Select Sector Fund - Consumer Staples	ETF
XLRE	Real Estate Select Sector SPDR Fund (The)	ETF
XLRN	Acceleron Pharma Inc. - Common Stock	Equity
XLU	SPDR Select Sector Fund - Utilities	ETF
XLV	SPDR Select Sector Fund - Health Care	ETF
XLY	SPDR Select Sector Fund - Consumer Discretionary	ETF
XME	SPDR S&P Metals & Mining ETF	ETF
XMLV	PowerShares S&P MidCap Low Volatility Portfolio	ETF
XMPT	VanEck Vectors CEF Municipal Income ETF	ETF
XNCR	Xencor, Inc. - Common Stock	Equity
XNET	Xunlei Limited - American Depositary Receipts	Equity
XNPT	XenoPort, Inc. - Common Stock	Equity
XNY	China Xiniya Fashion Limited American Depositary Shares, each representing four ordinary shares	Equity
XOM	Exxon Mobil Corporation Common Stock	Equity
XOMA	XOMA Corporation - Common Stock	Equity
XON	Intrexon Corporation Common Stock	Equity
XONE	The ExOne Company - Common Stock	Equity
XOP	SPDR S&P Oil & Gas Explor & Product	ETF
XOXO	XO Group, Inc. Common Stock	Equity
XPH	SPDR S&P Pharmaceuticals ETF	ETF
XPL	Solitario Exploration & Royalty Corp Common Stock	Equity
XPLR	Xplore Technologies Corp - Common Stock	Equity
XPO	XPO Logistics, Inc.	Equity
XPP	ProShares Ultra FTSE China 50	ETF
XRA	Exeter Resource Corporation Ordinary Shares (Canada)	Equity
XRAY	DENTSPLY SIRONA Inc. - Common Stock	Equity
XRDC	Crossroads Capital, Inc. - Common Stock	Equity
XRLV	PowerShares S&P 500 ex-Rate Sensitive Low Volatility Portfolio	ETF
XRM	Xerium Technologies, Inc. New Common Stock	Equity

XRS	TAL Education Group American Depositary Shares, each representing 2 Class A common shares	Equity
XRT	SPDR S&P Retail ETF	ETF
XRX	Xerox Corporation Common Stock	Equity
XSD	SPDR S&P Semiconductor ETF	ETF
XSLV	PowerShares S&P SmallCap Low Volatility Portfolio	ETF
XSOE	WisdomTree Emerging Markets Ex-State Owned Enterprises Fund	ETF
XSW	SPDR S&P Software & Services ETF	ETF
XT	iShares Exponential Technologies ETF	ETF
XTL	SPDR S&P Telecom ETF	ETF
XTLB	XTL Biopharmaceuticals Ltd. - American Depositary Shares	Equity
XTLY	Xactly Corporation Common Stock	Equity
XTN	SPDR S&P Transportation ETF	ETF
XTNT	Xtant Medical Holdings, Inc. Common Stock	Equity
XVIX	UBS AG Exchange Traded Access Securities (E-TRACS) Daily Long Short VIX ETN due November 30, 2040	Equity
XVZ	iPath S&P 500 Dynamic VIX ETN	Equity
XXIA	Ixia - Common Stock	Equity
XXII	22nd Century Group, Inc. Common Stock	Equity
XXV	iPath Inverse S&P 500 VIX Short-Term Futures ETN	Equity
XYL	Xylem Inc. Common Stock New	Equity
Y	Alleghany Corporation Common Stock	Equity
YANG	Direxion Daily FTSE China Bear 3x Shares	ETF
YAO	Guggenheim China All-Cap ETF	ETF
YCB	Your Community Bankshares, Inc. - Common Stock	Equity
YCL	ProShares Ultra Yen	ETF
YCS	ProShares UltraShort Yen New	ETF
YDIV	First Trust International Multi-Asset Diversified Income Index Fund	ETF
YDKN	Yadkin Financial Corporation Common Stock	Equity
YECO	Yulong Eco-Materials Limited - Ordinary Shares	Equity
YELP	Yelp Inc. Class A Common Stock	Equity
YGE	Yingli Green Energy Holding Company Limited ADR	Equity
YGRO	Royal Bank of Canada Exchange Traded Notes due July 19, 2034 Linked to the Yorkville MLP Distribution Growth Leaders Liquid PR Index	Equity
YHOO	Yahoo! Inc. - Common Stock	Equity
YIN	Yintech Investment Holdings Limited - American Depositary Shares	Equity
YINN	Direxion Daily FTSE China Bull 3x Shares	ETF
YLCO	Global X Yieldco Index ETF	ETF
YLD	Principal Exchange-Traded Funds Principal EDGE Active Income ETF	ETF
YMLI	VanEck Vectors High Income Infrastructure MLP ETF	ETF
YMLP	VanEck Vectors High Income MLP ETF	ETF
YNDX	Yandex N.V. - Class A Ordinary Shares	Equity
YOD	You On Demand Holdings, Inc. - Common Stock	Equity
YORW	The York Water Company - Common Stock	Equity
YPF	YPF Sociedad Anonima Common Stock	Equity
YPRO	AdvisorShares YieldPro ETF	ETF
YRCW	YRC Worldwide, Inc. - Common Stock	Equity
YRD	Yirendai Ltd. American Depositary Shares, each representing two ordinary shares	Equity
YUM	Yum! Brands, Inc.	Equity
YUMA	Yuma Energy, Inc.	Equity
YUMApA	Yuma Energy, Inc. 9.25% Series A Cumulative Redeemable Preferred Stock	Equity

YUME	YuMe, Inc. Common Stock	Equity
YXI	ProShares Short FTSE China 50	ETF
YY	YY Inc. - American Depositary Shares	Equity
YYY	YieldShares High Income ETF	ETF
YZC	Yanzhou Coal Mining Company Limited Common Stock	Equity
Z	Zillow Group, Inc. - Class C Capital Stock	Equity
ZAGG	ZAGG Inc - Common Stock	Equity
ZAIS	ZAIS Group Holdings, Inc. - Class A Common Stock	Equity
ZAYO	Zayo Group Holdings, Inc. Common Stock	Equity
ZBH	Zimmer Biomet Holdings, Inc. Common Stock	Equity
ZBIO	ProShares UltraPro Short NASDAQ Biotechnology	ETF
ZBK	Zions Bancorporation 6.95% Fixed-to-Floating Rate Subordinated Notes due September 15, 2028	Equity
ZBpA	Zions Bancorporation Depositary Shares (Each representing 1/40th Interest in a Share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock)	Equity
ZBpF	Zions Bancorporation Dep shs Repstg 1/40th Int Sh Ser F Fxd Rate Non Cum (Perp Pfd Stk)	Equity
ZBpG	Zions Bancorporation Dep Shs Repstg 1/40th Perp Pfd Ser G	Equity
ZBpH	Zions Bancorporation Dep Shs Repstg 1/40th Int Sh Ser H Perp Pfd Stk	Equity
ZBRA	Zebra Technologies Corporation - Class A Common Stock	Equity
ZBZX	BATS BZX Exchange test issue	Equity
ZDGE	Zedge, Inc. Class B Common Stock	Equity
ZEN	Zendesk, Inc. Common Stock	Equity
ZEUS	Olympic Steel, Inc. - Common Stock	Equity
ZF	Zweig Fund, Inc. (The) Common Stock	Equity
ZFC	ZAIS Financial Corp. Common Stock	Equity
ZFGN	Zafgen, Inc. - Common Stock	Equity
ZG	Zillow Group, Inc. - Class A Common Stock	Equity
ZGNX	Zogenix, Inc. - Common Stock	Equity
ZHNE	Zhone Technologies, Inc. - Common Stock	Equity
ZION	Zions Bancorporation - Common Stock	Equity
ZIONW	Zions Bancorporation - Warrants 05/21/2020	Equity
ZIONZ	Zions Bancorporation - Warrants	Equity
ZIOP	ZIOPHARM Oncology Inc - Common Stock	Equity
ZIV	Credit Suisse AG - VelocityShares Daily Inverse VIX Medium Term ETN	Equity
ZIXI	Zix Corporation - Common Stock	Equity
ZLRG	ETFS Zacks Earnings Large-Cap U.S. Index Fund	ETF
ZLTQ	ZELTIQ Aesthetics, Inc. - Common Stock	Equity
ZMLP	Direxion Zacks MLP High Income Shares	ETF
ZN	Zion Oil & Gas Inc - Common Stock	Equity
ZNGA	Zynga Inc. - Class A Common Stock	Equity
ZNH	China Southern Airlines Company Limited Common Stock	Equity
ZNWAA	Zion Oil & Gas Inc - Warrants	Equity
ZOES	Zoe's Kitchen, Inc. Common Stock	Equity
ZPIN	Zhaopin Limited American Depositary Shares, each reprenting two Ordinary Shares	Equity
ZROZ	PIMCO 25 Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund	ETF
ZSAN	Zosano Pharma Corporation - Common Stock	Equity
ZSL	ProShares UltraShort Silver	ETF
ZSML	ETFS Zacks Earnings Small-Cap U.S. Index Fund	ETF
ZTEST	BATS BZX Exchange Common Stock (test issue)	Equity
ZTR	Zweig Total Return Fund, Inc. (The) Common Stock	Equity
ZTS	Zoetis Inc. Class A Common Stock	Equity

ZUMZ	Zumiez Inc. - Common Stock	Equity
ZVV	NYSE ARCA test stock	Equity
ZX	China Zenix Auto International Limited American Depositary Shares, each representing four ordinary shares.	Equity
ZYNE	Zynerba Pharmaceuticals, Inc. - Common Stock	Equity

3) N/A
4) N/A